Form 20-F
period 2024-03-31
Reitar Logtech Holdings Ltd
filed 2024-07-31
CIK 1951229

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________to _________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

Commission file number: 333-278295

Reitar Logtech Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

Not applicable

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road,

Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Kin Chung Chan

Director, Chairman and Chief Executive Officer

Reitar Logtech Holdings Limited

c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road,

Kwun Tong, Kowloon, Hong Kong

Telephone: +852 2554 5666

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A ordinary shares outstanding as of March 31, 2024	40,000,000
Class B ordinary shares outstanding as of March 31, 2024	20,000,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐  Yes ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐  Yes ☒  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐  Yes ☒  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☐  Yes ☒  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:  ☐  Item 17 ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐  Yes ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐  Yes ☐  No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“CAGR” are to compound average growth rate;

●	“Class A ordinary shares” are to our class A ordinary shares, par value US$0.00000005 per share;

●	“Class B ordinary shares” are to our class B ordinary shares, par value US$0.00000005 per share;

●	“HK$” and “Hong Kong dollars” are to the official currency of Hong Kong;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Kamui Group” are to Kamui Logistics Automation System Limited, Kamui Cold Chain Engineering & Service Limited and Kamui Construction & Engineering Group Limited;

●	“mainland China” or the “PRC” are to the mainland of the People’s Republic of China;

●	“ordinary shares” our existing ordinary shares of par value of US$0.00000005 per share;

●	“Reitar Group” are to Reitar Logtech Group Limited, Reitar Cold Chain Limited, Reitar Properties Leasing Limited, Reithub Consulting Limited and Reitar Asset Management Limited;

●	“RMB” are to the legal currency of the People’s Republic of China;

●	“US$” and “U.S. dollars” are to the legal currency of the United States;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States; and

●	“we,” “us,” “the Group” and “our” are to Reitar Logtech Holdings Limited, a Cayman Islands company, and its subsidiaries.

This annual report includes our audited consolidated financial statements for the years ended March 31, 2022, 2023 and 2024, and the related notes.

Our reporting currency is Hong Kong dollars. This annual report contains translations from Hong Kong dollars to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, the exchange rate used for conversion of Hong Kong dollars into U.S. dollars for financial figures for the year ended and as of March 31, 2024 is US$1 = HK$7.8259, as published in H.10 statistical release of the United States Federal Reserve Board on March 31, 2024. We make no representation that the Hong Kong dollars or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate or at all.

Internet site addresses in this annual report are included for reference only and the information contained in any website, including our website, is not incorporated by reference into, and does not form part of, this annual report.

ii

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical facts in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as ““may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenue, costs or expenditures;

●	growth of and competition trends in our industry;

●	our expectations regarding demand for, and market acceptance of, our products and services;

●	our expectations regarding the use of proceeds from the initial public offering;

●	competition in our industry;

●	general economic and business conditions in the markets in which we operate;

●	uncertainty about the spread of COVID-19 and the impact it may have on the Company’s operations, the demand for the Company’s products and services, and economic activity in general;

●	relevant government policies and regulations relating to our business and industry; and

●	assumptions underlying or related to any of the foregoing.

These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section and under the heading “Risk Factors” below. Except to the extent required by applicable laws and regulations, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

iii

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Overview

We provide comprehensive logistics solutions by connecting capital partners, logistics operators, and our innovative integration and application of logistics technologies through our end-to-end logistics solution business model. Our business primarily consists of two segments: (i) asset management and professional consultancy services, and (ii) construction management and engineering design services.

For logistics operators such as third-party logistics companies, or 3PLs, we provide one-stop logistics solutions whereby we procure capital partners to invest in logistics property development and redevelopment projects, provide support for 3PL customers in their bidding for commercial and government tender projects, help customers obtain relevant licenses for their planned logistics operations, and provide consulting services for customers to determine their strategies and overall logistics plans. We also act as the managing contractor to provide project management services before and during construction work in logistics property development projects, aiming to provide a turnkey solution to our customers. Our one-stop business model allows us to understand customers’ needs in all aspects of their workflow, provide solutions at each stage that fit into the overall plan, lower their operating costs through centrally managed work process, utilize our relationship network to assist customers in their business, and optimize the overall logistics operations for our customers.

For capital partners investing in our projects such as logistics property funds, we provide comprehensive asset management and project management services whereby we source suitable properties for development or conversion into logistics assets including automated warehouses, cold stores, e-commerce fulfillment and distribution centers and logistics parks, maximize the asset value through asset enhancement by applying logistics technologies, and find suitable logistics operators or users of the value-added logistics facilities under our management.

As one of the first movers into the property + logistics technology, or PLT, solution industry in Hong Kong, we have been operating in the logistics solution market since 2015 and two of our co-founders and directors have been working in this sector for over 20 years. We provide PLT solutions through Reitar Group, and construction management and engineering design services through Kamui Group. In the second half of 2022, we underwent a corporate reorganization whereby our Company acquired Kamui Group and Reitar Group. Over years of experience working in the logistics sector, we have gained in-depth professional expertise and developed strong connections with upstream and downstream players in the industry, including investment funds, landowners, both local and international 3PLs, suppliers, and equipment manufacturers. Our know-how relating to our customers’ operations which was obtained through years of services represents a key competitive advantage for us. The logistics service market in Hong Kong is dominated by a limited number of key 3PL operators, and we have built close business relationships with some of them. As a result, we relied on a small number of customers for the majority of our total revenue for the years ended March 31, 2022, 2023 and 2024.

Our leading market position, one-stop service business model, first-mover advantage, in-depth know-how and well-established customer base have enabled us to generate significant growth. For the years ended March 31, 2022, 2023 and 2024, our revenue was HK$144.2 million, HK$84.5 million and HK$252.0 million (US$32.2 million), and our net income was HK$19.2 million and HK$63.6 million and HK$16.0 million (US$2.0 million), respectively.

Corporate History and Structure

We conduct our operations in Hong Kong through our operating subsidiaries incorporated under the laws of Hong Kong. In the initial public offering, investors will purchase our ordinary shares issued by our Cayman Islands holding company, Reitar Logtech Holdings Limited, which is the ultimate owner of 100% equity interest in our operating subsidiaries in Hong Kong. Our Cayman Islands holding company does not conduct business except for its holding of the operating subsidiaries in Hong Kong. As one of the first movers into the PLT solution industry in Hong Kong, we have been operating in the logistics solution market since 2015 and two of our co-founders and directors have been working in this sector for over 20 years.

With the growth of our business and in order to facilitate international capital raising, we underwent an offshore reorganization in the second half of 2022. Reitar Logtech Holdings Limited was incorporated in the Cayman Islands with limited liability as our offshore holding company in September 2022. In November 2022, our Company acquired 100% equity interest in Reitar Logtech Engineering Limited and Reitar Capital Partners Limited, BVI companies that own 100% equity interest, respectively, in Kamui Development Group Limited and Reitar Logtech Group Limited, which are Hong Kong companies that hold our Hong Kong operating subsidiaries. For details, see “Item 3. Key Information—Corporate History and Structure.” This acquisition was deemed a recapitalization of the Company and Reitar Logtech Engineering Limited under common control and, as a result, the results of operations of Kamui Development Group Limited as of and for the three years ended March 31, 2022, 2023 and 2024 have been reflected in our consolidated financial statements. The results of operations of Reitar Logtech Group Limited are presented separately elsewhere in this annual report but not included in our consolidated financial statements because our Company’s acquisition of its parent company, Reitar Capital Partners Limited, occurred after March 31, 2022 and there was no common control between the two companies.

Our Corporate Structure

We do not have a VIE structure. Reitar Logtech Holdings Limited owns 100% equity interest of Reitar Logtech Engineering Limited and Reitar Capital Partners Limited, which in turn, indirectly own our operating subsidiaries in Hong Kong. The chart below illustrates our corporate structure as of the date of this annual report.

Notes:

(1)	Reitar Logtech Group Limited also holds 30% equity interest in Smartmore LogTech International Group Limited, a Hong Kong company incorporated in December 2022.

(2)	We established Cogen Advisory Limited and Cogen Operation Limited in September 2022, Cogen Investment (WS) Limited in February 2023, and acquired 30% equity interest in Smartmore LogTech International Group Limited in February 2023, with a goal to further enhance our business operations by managing different business lines through different corporate vehicles. As of the date of this annual report, Cogen Investment (WS) Limited and Cogen Operation Limited did not have any assets or operations while Cogen Advisory Limited and Smartmore LogTech International Group Limited had operations.

(3)	We established Vincit Build Solution in May 2023 and Vincit EngTech in July 2023, and acquired 100% equity interest in Alvin Design and Construction Company Limited in September 2023 with a goal to further enhance our business operations by managing different business lines through different corporate vehicles. As of the date of this annual report, Alvin Design did not have any assets or operations while Vincit Build Solution and Vincit EngTech had operations.

Transfers of Cash to and from Our Subsidiaries

Reitar Logtech Holdings Limited is permitted under the laws of the Cayman Islands to provide funding to our subsidiaries incorporated in the British Virgin Islands and Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Our subsidiaries are permitted under the respective laws of the British Virgin Islands and Hong Kong to provide funding to Reitar Logtech Holdings Limited through dividend distribution without restrictions on the amount of the funds. Subject to the Companies Act (Revised) of the Cayman Islands, or the Companies Act, and our Memorandum and Articles of Association, our board of directors may authorize and declare a dividend to shareholders from time to time out of the profits from the Company, realized or unrealized, or out of the share premium account, provided that the Company will remain solvent immediately following the date on which the dividend is proposed to be paid, meaning the Company is able to pay its debts as they come due in the ordinary course of its business. There is no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us in the form of dividends.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC do not currently have any material impact on the transfer of cash from Reitar Logtech Holdings Limited to our operating subsidiaries in Hong Kong or from our operating subsidiaries in Hong Kong to Reitar Logtech Holdings Limited. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between Reitar Logtech Holdings Limited and its subsidiaries, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from the subsidiaries to Reitar Logtech Holdings Limited and U.S. investors and amounts owed.

Cash is transferred through our organization in the following manner: (i) fund may be transferred from our Cayman Islands holding company to our operating subsidiaries in Hong Kong through our BVI subsidiaries in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by our operating subsidiaries in Hong Kong to the Company through our BVI subsidiaries. In the years ended March 31, 2022, 2023 and 2024 and up to the date of this annual report, no transfer of cash or other types of assets has been made between our Cayman Islands holding company and subsidiaries.

Our Cayman Islands holding company has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, nor have any dividends or distributions been made by subsidiaries to our Cayman Islands holding company. Kamui Cold Chain Engineering & Service Limited, one of our operating subsidiaries in Hong Kong, declared interim dividends to its then shareholder of HK$8,000,000 (US$1,021,711) in cash and HK$13,960,000 (US$1,782,317), of which HK$10,700,000 (US$1,366,103) was settled in cash and HK$3,260,000 (US$416,215) was set off through reduction in amount due from such shareholder, on January 5, 2021 and May 10, 2021, respectively. During the year ended March 31, 2023, we declared constructive dividend of HK$1,088,580 (US$138,674), which represents amount due from a related party controlled by Mr. Chung and Mr. Yiu, the shareholders, which collectability is no longer probable as of March 31, 2023. U.S. investors will not be subject to Cayman Islands, Hong Kong, or British Virgin Islands taxation on dividend distributions, and no withholding will be required on the payment of dividends or distributions to them while they may be subject to U.S. federal income tax. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations.”

We do not have any present plan to declare or pay any dividends on our ordinary shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments, in our Memorandum and Articles of Association and in the Companies Act. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Ordinary Shares — We rely on dividends and other distributions on equity paid by the operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” for more information.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of the benefits of this extended transition period provided under the JOBS Act for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of the initial public offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ordinary shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We are an “emerging growth company” as the term is used in the JOBS Act and, as such, we are subject to certain reduced public company reporting requirements. See the applicable disclosure under the section captioned “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Ordinary Shares.”

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the U.S. Securities and Exchange Commission, or the SEC, will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards. Currently, we rely on home country practices with respect to our corporate governance.

Recent Regulatory Development in the PRC

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using a variable interest entity, or VIE, structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. We do not currently expect these regulatory measures to have an impact on our business or operations, given that (1) our operating subsidiaries are incorporated in Hong Kong (2) we have no subsidiary, VIE structure nor any direct operations in mainland China, and (3) pursuant to the Basic Law of Hong Kong, or the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong).

As of the date of this annual report, none of our customers were based in mainland China. However, our operating subsidiaries may collect and store certain data (including certain personal information) from our future customers who may be individuals in mainland China, in connection with our business and operations and for “Know Your Customers” purposes (to combat money laundering).

As of the date of this annual report, we were compliant with all applicable regulations and policies. Based on PRC laws and regulations effective as of the date of this annual report and subject to interpretations of these laws and regulations that may be adopted by PRC authorities, we believe that neither we, nor our operating subsidiaries in Hong Kong are currently required to obtain any permission or approval from the PRC authorities, including the CSRC, and the Cyberspace Administration of China, or the CAC, to operate our business and offer the securities being registered to foreign investors. However, given the uncertainties arising from the legal system in the PRC, including uncertainties regarding the interpretation and enforcement of PRC laws and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and other regulations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the Jurisdictions in which Our Operating Subsidiaries Operate”.

Additionally, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in mainland China. We are also subject to the risks of uncertainty about any future actions the PRC government or authorities in Hong Kong may take in this regard.

Should the PRC government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

●	could result in a material change in our operations;

●	could significantly limit or completely hinder our ability to continue our operations;

●	could hinder our ability to continue to offer securities to investors; and

●	may cause the value of our ordinary shares to significantly decline or be worthless.

Holding Foreign Companies Accountable Act

Our auditor, WWC, P.C., is based in California, and is currently subject to inspection by the PCAOB at least every two years. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC authorities in those jurisdictions (the “2021 Determinations”). On August 26, 2022, the PCAOB entered into a Statement of Protocol with the CSRC and the Ministry of Finance of the People’s Republic of China and, as summarized in the “Statement on Agreement Governing Inspections and Investigations of Audit Firms Based in China and Hong Kong” published on the SEC’s official website, the parties agreed to the following: (i) in accordance with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation; (ii) the PCAOB shall have direct access to interview or take testimony from all personnel of the audit firms whose issuer engagements are being inspected or investigated; (iii) the PCAOB shall have the unfettered ability to transfer information to the SEC, in accordance with the Sarbanes-Oxley Act; and (iv) the PCAOB inspectors shall have access to complete audit work papers without any redactions, with view-only procedures for certain targeted pieces of information such as personally identifiable information. The PCAOB was required to reassess its determinations as to whether it is able to carry out inspection and investigation completely and without obstruction by the end of 2022. In December 2022, the PCAOB decided to vacate the 2021 Determinations because it determined that, after conducting inspections and investigations of mainland China and Hong Kong firms in 2022 under a new comprehensive agreement with the PRC and consistent with the PCAOB’s usual practice, the current facts and circumstances indicate that (1) in 2022, the PCAOB has been able to conduct inspections and investigations completely; and (2) the PRC has not taken a position to restrict PCAOB access or otherwise impair its ability to conduct its planned inspections and investigations in 2022.

We cannot assure you that in the future the PCAOB will continue to be able to inspect PCAOB-registered public accounting firms in mainland China or Hong Kong or that we will not be identified by the SEC under the HFCA Act as an issuer that has retained an auditor that the PCAOB determines it is unable to inspect or investigate completely because of a position taken by an authority in that foreign jurisdiction. In addition, there can be no assurance that, if we have a “non-inspection” year, we will be able to take any remedial measures. If any such event were to occur, trading in our securities could in the future be prohibited under the HFCA Act and, as a result, we cannot assure you that we will be able to maintain the listing of the Class A ordinary shares on Nasdaq or that you will be allowed to trade the Class A ordinary shares in the United States on the “over-the-counter” markets or otherwise. Should the Class A ordinary shares become not listed or tradeable in the United States, the value of the ordinary shares could be materially affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Ordinary Shares”. As more stringent criteria have been imposed by the SEC and the PCAOB recently, which would add uncertainties to our offering, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities. In addition, there can be no assurance that, if we have a “non-inspection” year, we will be able to take any remedial measures. If any such event were to occur, trading in our securities could in the future be prohibited under the HFCA Act and, as a result, we cannot assure you that we will be able to maintain the listing of the Class A ordinary shares on Nasdaq or that you will be allowed to trade the Class A ordinary shares in the United States on the “over-the-counter” markets or otherwise. Should the Class A ordinary shares become not listed or tradeable in the United States, the value of the ordinary shares could be materially affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Ordinary Shares.”

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ordinary shares involves a high degree of risk. Before deciding whether to invest in our ordinary shares, you should consider carefully the risks described below, together with all of the other information set forth in this annual report, including the section titled “Item 3. Key Information — D. Risk Factors” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Class A ordinary shares to decline, resulting in a loss of all or part of your investment. The risks described below and elsewhere in the annual report as referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our ordinary shares if you can bear the risk of loss of your entire investment.

Risks Relating to Our Business and Industry

Unfavorable financial market and economic conditions in Hong Kong, mainland China, and elsewhere in the world could materially and adversely affect our business, financial condition, and results of operations.

As a provider of logistics, asset management and other related services, mainly in Hong Kong, our business may be materially affected by conditions in the financial markets and economic conditions. Financial markets and economic conditions could be negatively impacted by many factors beyond our control, such as inability to access capital markets, control of foreign exchange, changes in exchange rates, rising interest rates or inflation, slowing or negative growth rate, government involvement in allocation of resources, inability to meet financial commitments in a timely manner, terrorism, pandemics such as COVID-19, political uncertainty, civil unrest, fiscal or other economic policy of Hong Kong or other governments, and the timing and nature of any regulatory reform. The current trade frictions between the United States and the People’s Republic of China may also give rise to uncertainties in global economic conditions and adversely affect general investor confidence. Unfavorable financial market and economic conditions in Hong Kong, mainland China, and elsewhere in the world could negatively affect our customers’ businesses and materially reduce demand for our services and increase price competition among logistic service providers seeking such engagements, and thus could materially and adversely affect our business, financial condition, and results of operations. In addition, our profitability could be adversely affected due to our fixed costs and the possibility that we would be unable to reduce our variable costs without reducing revenue or within a timeframe sufficient to offset any decreases in revenue relating to changes in market and economic conditions.

Decreased availability or increased costs of key logistics and supply chain inputs, including third-party supplies of equipment and materials could impact our cost of operations and our profitability across business lines.

We depend on reliable access to third-party supplies of equipment and materials, including refrigeration, storage and electrical equipment. The supplier base providing cold chain and food processing and warehouse equipment and materials is relatively consolidated, which has resulted in a limited number of suppliers for certain types of equipment and supplies. Conversely, the market for third-party transportation services is fragmented with a large number of service providers, and it can be difficult to find reliable partners whose performance and reliability meet our standards at the scale our operations require. Any significant reduction in availability or increase in cost of any logistics and supply chain inputs could adversely affect our operations and increase our costs, which could adversely affect our operating results and cash flows.

If our customers are able to reduce their third-party logistics and supply chain costs or increase utilization of their internal solutions, our business and operating results may be materially and adversely affected.

A major driver for merchants and other customers to use third-party logistics solution service providers is the high cost and degree of difficulty associated with developing in-house logistics solutions and supply chain expertise and operational efficiencies. If, however, our customers are able to develop their own logistics and supply chain technological solutions, increase utilization of their in-house supply chain, reduce their logistics spending, or otherwise choose to terminate our services, our logistics and supply chain management business and operating results may be materially and adversely affected.

We have a long selling cycle to secure a new service agreement and a long implementation cycle, which require significant investments of resources.

We typically face a long selling cycle to secure a new service agreement, which requires significant investment of resources and time by both our customers and us. Before committing to use our services, potential customers require us to spend time and resources educating them on the value of our services and assessing the feasibility of integrating our systems and processes with theirs. Our customers then evaluate our services before deciding whether to use them. Therefore, our enterprise selling cycle is subject to many risks and delays over which we have little control, including our customers’ decisions to choose alternatives to our services (such as other providers or in-house resources) and the timing of our customers’ budget cycles and approval processes.

Implementing our enterprise services involves a significant commitment of resources over an extended period of time from both our customers and us. Depending on the scope and complexity of the processes being implemented, these time periods may be significantly longer. Our customers and future customers may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to close sales with potential customers to which we have devoted significant time and resources, which could have a material adverse effect on our business, results of operations, financial condition and cash flows, as we do not recognize significant revenue until after we have completed the implementation phase.

Our business and rent-to-rent model require significant capital expenditure and inability to collect service fee from our customers in a timely manner or at all would materially and adversely affect our business, results of operations, financial condition and growth prospects.

We utilize a rent-to-rent model, under which we obtain right to use of warehouses that are usually in bare-bones condition by way of operating lease, or service agreement, and then offer the right to use to our customers after renovation. Therefore, we are subject to the risks inherent in a rent-to-rent model, including:

●	upfront capital outlay for warehouse sourcing and renovation;

●	ongoing capital needs to maintain warehouses;

●	inability to collect service fee from our customers in a timely manner or at all; and

●	mismatch between our service agreement term with landlords or land occupiers, and our service agreement term with our customers.

Any one or more of these factors could adversely affect our business, financial condition and results of operations.

We generally incur substantial upfront capital outlay before we start to generate revenue on the relevant warehouses which we offer the right to use to our customers. These include capital outlay for market research and evaluation of the target geographic area for expansion, warehouse searching, prepayment of a few months’ service fee to the landlords or land occupiers, and renovation of the warehouse that are usually in bare-bone condition, including to add cold chain and food processing functions, and make them suitable for our customers’ needs. We follow a disciplined and systematic process to expand our warehouse network, involving comprehensive market research, site visits and other preparation work, during which period we may incur substantial operating costs and expenses. In addition, the period between when we sign the service agreement with the landlord or land occupier and when we receive service fee payments from our customers may be significantly longer than expected due to some factors that are beyond our control, including but not limited to, substantial delay during the renovation period due to third-party contractors’ default, and inability to attract and retain customers in a timely manner due to rental market condition. Inability to timely access financing on favorable terms or at all or to collect service fee from our customers in a timely manner or at all would materially and adversely affect our business, results of operations, financial condition and growth prospects.

We face risks and challenges associated with our cold chain logistics services, including environmental, health, safety and quality control issues and increasing costs in developing the business.

Our cold chain logistics services focus on fresh produce and perishable products, relying on our comprehensive cold chain logistics service capabilities in terms of storage network, transportation network and distribution network. Our extensive cold chain logistics network enables us to provide integrated cold chain logistics services to our customers.

We store frozen and perishable food and other products. Product contamination, spoilage, other adulteration, product tampering or other quality control issues could occur at any of our temperature-controlled warehouses or during the transportation of these products, which could cause our customers to lose all or a portion of their inventory. We could be liable for the costs incurred by our customers as a result of the lost inventory, and we also may be subject to liability, which could be material, if any of the pharmaceutical products, frozen and perishable food products we stored or transported caused illness or death. The occurrence of any of the foregoing may negatively impact our brand and reputation and otherwise have a material adverse effect on us.

If we fail to comply with applicable environmental, health and safety laws and regulations in relation to our cold chain logistics services, we may face administrative, civil or criminal fines or penalties, including bans on making future shipments in particular geographic areas, and the suspension or revocation of necessary permits, licenses and authorizations, all of which may materially adversely affect our business, results of operations and financial condition. Further, current and future environmental, health and safety laws, regulations and permit requirements could require us to make changes to our operations, or incur significant costs relating to compliance.

We may not be able to successfully identify, source and develop in a timely fashion additional warehouse properties.

Under our rent-to-rent model, we may not be successful in identifying and obtaining right to use of additional warehouse properties at desirable locations and on commercially reasonable terms or at all. We may also incur costs in connection with evaluating warehouse properties and negotiating with property owners, including properties which we are subsequently unable to obtain right to use. In addition, we may not be able to develop additional warehouse properties on a timely basis due to construction delays or equipment and material shortages. If we fail to successfully identify, secure or develop in a timely fashion additional warehouse properties, our ability to execute our growth strategy could be impaired and our business and prospects may be materially and adversely affected.

If we are unable to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain our culture of innovation, our ability to sustain and grow our business may suffer.

The ongoing success of our business depends on our ability to continue to introduce innovative logistics solutions and services, and technological applications for logistics warehouses and cold stores, including automation, blockchain, artificial intelligence and robotics, to meet evolving market trends and satisfy changing customer demands. We must continue to adapt by continuing innovation, improving our services and modifying our strategies, which could cause us to incur substantial costs. We may not be able to continue to innovate or adapt to changing market and customer needs in a timely and cost-effective manner, if at all. This could adversely impact our ability to expand our ecosystem and grow our business. Failure to develop new services to meet evolving market demands through innovation could cause us to lose current and potential customers and harm our operating results and financial condition.

In addition, we may not be able to maintain our culture of innovation, which has been critical to our success and has helped us create value for our shareholders, succeed as a leader in our industry and attract, retain and motivate employees and other ecosystem participants. Among other challenges, we may not be able to identify and promote people in leadership positions who share our culture and can always focus on technology and innovation. Competitive pressure may also cause us to move in directions that may divert us from our mission, vision and values. If we cannot maintain our culture of innovation, our long-term business annual report could be materially and adversely affected.

Our designs for temperature-controlled warehouse infrastructure may become obsolete or unmarketable and we may not be able to upgrade our designs or equipment cost-effectively or at all.

The infrastructure of our designs for temperature-controlled warehouses may become obsolete or unmarketable due to the development of, or demand for, more advanced equipment or enhanced technologies. In addition, our information technology platform pursuant to which we provide inventory management and other services to our customers may become outdated. When customers demand new equipment or technologies, the cost could be significant and we may not be able to upgrade our technology infrastructure, designs or equipment on a cost-effective basis in a timely manner, or at all, due to, among other things, increased expenses to us that cannot be passed on to customers or insufficient resources to fund the necessary capital expenditures. The obsolescence of our infrastructure or our inability to upgrade our technology infrastructure, designs or equipment would likely reduce our revenue from warehouse-related services, which could have a material adverse effect on us.

Our revenue derived from construction projects are typically non-recurring in nature.

Our construction projects are undertaken on a project-by-project basis and our major customers may vary from year to year. The duration of construction projects we undertake typically range from less than one to three years. Although a customer typically is inclined to continue to use the same logistics solution provider due to familiarity with the system, reliable services and existing capital investment, and our first-mover advantage enables us to build an extensive business partnership network and makes us a natural choice for new projects and customers due to our experience, expertise and connections, the revenue we derived from the construction projects we undertake is not recurring in nature and we cannot guarantee that we will continue to be able to secure new construction contracts from our existing or new customers. Further, we have to go through a competitive tendering process to secure new construction projects in some cases. There is no guarantee that we will be able to maintain the current success rates or achieve higher success rates in tendering for construction projects. In the event that we are unable to maintain business relationship with our customers or we fail to secure new construction projects from our existing or new customers or we do not succeed in our competitive tenders, our revenue, financial performance and results of operations will be adversely affected.

We make estimation of the project price based on our estimated time and costs for our construction projects and any failure to accurately estimate the time and costs involved and/or delay in completion of any project would lead to cost overruns or even result in losses and adversely affecting our operations and financial results.

We determine the price of our quotation or tender based on our estimated cost plus a certain markup margin for our construction projects. Our ability to submit tender proposal at a competitive price with adequate profit margin and maintain our profitability depends on various factors. We determine the tender price based on the available information provided to us by potential customers, taking into account, among others, the scope and complexity of the project, site conditions, project time frame, estimated construction materials costs, labor and machinery requirement and capacity, extent of subcontracted work required, our relationship with customers and prevailing market conditions.

Significant changes in any of these or other relevant factors may lead to delay in completion or costs overrun by us, and there is no assurance that the actual time and costs incurred by us will match our initial estimate. As our contracts or work orders with customers are generally fixed price contracts or term contracts or work orders for which our unit prices stated in the schedule of rates are fixed and without any price adjustment clause, once we agree on the quotation or tender price with our customer, we may bear any additional costs incurred. Such delays, cost overruns or mismatch of actual time and costs with our estimates may cause our profitability to be lower than what we expected.

In addition, some of the contracts or work orders we entered into contain specific completion schedule requirements and penalty provisions, which means we may have to pay our customers damages if we or our subcontractors do not meet the completion schedules. To the extent that our customers do not grant us time extension, we may be subject to damages due to delay in completing the project or schedule requirements of our contracts, calculated on the basis of a fixed sum per day or according to certain damages calculating mechanism as stipulated under the contract for the period which the work remains incomplete. This may reduce or diminish our expected profit and cash inflow from the relevant projects as we are unable to maintain our costs within our original estimations. Any material inaccurate estimation in the time and costs involved in a project would give rise to delays in completion of work and/or cost overruns, which in turn would materially and adversely affect our financial condition, profitability and liquidity.

We outsource some of our services to subcontractors and have limited control over these subcontractors and may be liable for violations of applicable Hong Kong labor laws and regulations.

We outsource some of our services to subcontractors. Since these subcontractors and personnel employed by them are not directly employed by us, our control over them is more limited as compared to our own employees. If any subcontractors and their personnel fail to operate or perform their duties in accordance with our instructions, policies and business guidelines, our market reputation, brand image and results of operations could be materially and adversely affected.

Our agreements with the subcontractors provide that we are not liable to the personnel employed by such subcontractors if such subcontractors fail to fulfill their duties to these personnel. However, if the subcontractors violate any relevant requirements under the applicable Hong Kong labor laws, regulations or their employment agreements with the personnel, such personnel may claim compensation from us as they provide their services at our projects and logistics facilities. As a result, we may incur legal or financial liability, and our market reputation, brand image as well as our business, financial condition and results of operations could be materially and adversely affected.

In addition, the subcontracting arrangement also exposes us to risks associated with any non-performance, delayed performance or sub-standard performance by our subcontractors or their respective employees. If this happens to our subcontractors in our projects, we will have to appoint replacement subcontractor(s) and additional costs will be incurred. We may also incur additional costs or be subject to liability due to delay in schedule or defect in the work of our subcontractors or if there is any accident causing personal injuries or death of our subcontractors’ employees. In addition, our inability to hire qualified subcontractors may hinder our ability to complete a project successfully. These events may impact upon our profitability, financial results and reputation, as well as result in litigation or damage claims.

If we experience difficulty in collecting our trade receivables, receiving progress payments on time and in full or recovering our contract assets, or if retention money is not fully released to us after expiration of the defect liability period, our liquidity, financial condition and results of operations would be negatively impacted.

We derive our revenue from our services and are subject to counterparty risks such as our customer’s inability to pay. As of March 31, 2023 and 2024, our net contract receivables amounted to HK$20.0 million and HK$22.9 million (US$2.9 million), respectively. There can be no assurance that we will be able to collect our trade receivables on a timely basis, and our trade receivable turnover days may increase, which in turn could materially and adversely affect our liquidity, financial condition and results of operations.

We receive progress payment from our customers in some of our projects. Progress payment is generally made monthly with reference to the progress of work performed during the month. A portion of contract value is usually withheld by our customers as retention money. However, there is no assurance that our retention money will be released to us by our customers on a timely manner and in full.

Contract asset is recognized when (i) we complete our work under such service contracts but it is yet to be certified by authorized persons or external consultants appointed by customers, or (ii) our customers retain retention money to secure the due performance of the contracts. Any amount previously recognized as a contract asset is reclassified to trade receivables at the point at which it is invoiced to our customer. We recorded contract assets of HK$16.1 million and HK$59.6 million (US$7.6 million) as of March 31, 2023 and 2024.

We cannot assure you that the financial position of our customers will remain solvent or that our customers will settle our progress payments or release the retention money on time or that we will be able to recover our contract assets in full or at all in the future. If we are unable to receive our progress payments and retention money or recover our contract assets, our liquidity and financial position may be materially and adversely affected.

Because our top five customers accounted for a significant portion of our total revenue, the loss of any such customers or a material decline in their trading activities through us would have an adverse effect on our operating results.

Our customer base consists of selected property, warehouse or land for specific logistics operators in Hong Kong. Our top five customers collectively accounted for approximately 89.9%, 88.3% and 94.6% of our total revenue for the years ended March 31, 2022, 2023 and 2024, respectively. Although we strive to provide excellent service and experience to our customers, we cannot guarantee that these top customers will continue to use our services at levels commensurate with previous periods, or that they will not terminate the use of our services in the future. Any decrease of services by our top customers would lower our revenue, which would adversely affect our profitability.

Furthermore, as most of our contracts awarded are on a project-by-project basis, there is a risk that we may not be awarded with new contracts by our major customers upon the completion of the current projects. We do not have any long-term commitment with our major customers and our major customers have no obligation to engage us any new or subsequent projects to us, if any. In the event that we are unable to secure new contracts with our major customers and are also unable to secure suitable projects of a comparable size and quantity as replacements from other customers, our financial condition and operating results would be materially and adversely affected.

Any failure or perceived failure to deal with customer complaints or adverse publicity relating to tender-rigging could materially and adversely affect our reputation, business and results of operations.

We believe that our reputation has built up our customers’ confidence, our ability to maintain and continue to promote our brand is critical to retain and expand our base of customers, suppliers and subcontractors. However, our reputation can be adversely affected by negative publicity or news reports, whether accurate or not, regarding tender-rigging, safety, injury or government or industry findings concerning us and our directors. Any such negative publicity could materially harm our business and results of operations and result in damage to our reputation.

Significant number of complaints or claims against us, even if meritless or unsuccessful, could force us to divert management and other resources from other business concerns, which may adversely affect our business and operations. Adverse publicity resulting from such allegations, even if meritless or unsuccessful, could cause customers to lose confidence in us and our reputation. As a result, we may experience significant decline in our revenue and customer traffic from which we may not be able to recover.

We could experience power outages or breakdowns of our refrigeration equipment.

Our warehouses are subject to electrical power outages and breakdowns of our refrigeration equipment. We attempt to limit exposure to such occasions by using backup generators and power supplies generally at a significantly higher operating cost than we would pay for an equivalent amount of power from a local utility and by conducting regular maintenance and upgrades to our refrigeration equipment. However, we may not be able to limit our exposure entirely even with such protection in place. Power outages that last beyond our backup and alternative power arrangements and refrigeration equipment breakdowns would harm our customers and our business. During power outages and refrigeration equipment breakdowns, changes in humidity and temperature could spoil or otherwise contaminate the frozen and perishable food and other products stored by our customers. We could incur financial obligations to, or be subject to lawsuits by, our customers in connection with these occurrences, which may not be covered by insurance. Any loss of services or product damage could reduce the confidence of our customers in our services and could consequently impair our ability to attract and retain customers. Additionally, in the event of the complete failure of our refrigeration equipment, we would incur significant costs in repairing or replacing our refrigeration equipment and materials, which may not be covered by insurance. Any of the foregoing could have a material adverse effect on us.

If we fail to meet the requirements of our contracts or quality standards of our services, we may face litigation, be required to pay damages and additional costs, and experience delay or difficulties in receiving payments, which may adversely affect our business and reputation.

We are required in some of our projects to complete the project according to a fixed schedule by an agreed date as stated in the relevant contract. If we fail to complete a project in a timely manner resulting in a breach of our contractual obligations, we may be liable to compensate our customers for losses or damages caused by the delay. In some of the projects undertaken by us, a clause for payment of damages for delay of work may be included in the contract made between us and the customer involved. Such a clause usually provides that in case of our delay in the completion of work, a sum of liquidated damages calculated on the basis of a fixed sum of money per day (as stated in the contracts) will have to be paid by us to the customer for the period during which the work remains incomplete due to our default. Any delay in the completion of a project could also lead to additional costs being incurred, including costs to hire additional manpower and to provide temporary storage for construction materials used.

Since there is always a risk that work under our work scope in construction projects may not be completed in accordance with the pre-set time schedule, we are subject to exposure to claims for the said liquidated damages when a construction project undertaken by us is not completed on time. Such claims for liquidated damages will affect our profitability if no extension of time is granted, as the customer is entitled to deduct such liquidated damages from the contract sum under the relevant contract. The effect on us depends on the length of the delay in completion due to our default. Furthermore, any failure on our part to complete a project in a timely manner could harm our reputation in the industry and hinder our ability to secure future contracts and, as a result, our business, financial condition and results of operations could be materially and adversely affected. In addition, we may be liable to compensate our customers for any losses sustained by them if any of our employees, contract workers or installation service providers do not complete projects in accordance with the terms specified in the relevant contracts. These litigation costs, together with the payment of damages, could adversely affect our profitability and financial performance.

Our operations would be affected by adverse weather conditions and are subject to certain construction risks.

The actual time involved in completing a project undertaken by us may be extended due to the occurrence of certain construction risks such as accidents, fire, suspension of water and electricity supplies, shortage of materials and labor, and other unforeseen problems. In particular, our projects are undertaken outdoor and therefore work progress may be interrupted or otherwise affected by adverse weather conditions such as rainstorms, tropical cyclones and continuous rain which may cause difficulties to our Group in completing the projects on schedule. If adverse weather conditions persist or natural disaster occurs, we may be prevented from performing work at our sites, and thereby fail to meet specified time schedule. If our project is delayed and the terms of the contract do not accommodate for such delays or our customers do not grant us with a sufficient time extension for the completion, we may be liable to pay for any liquidated damages to our customers according to the relevant contract terms, which will adversely affect our financial results.

Furthermore, our business is subject to outbreak of severe communicable diseases (such as swine flu, avian flu, Middle East respiratory syndrome, severe acute respiratory syndrome, Ebola virus disease, Zika virus disease and COVID-19), natural disasters or other acts of God which are beyond our control. These incidents may also adversely affect the economy, infrastructure, livelihood and society in Hong Kong. Acts of wars and terrorism may also injure our employees, cause loss of lives, damage our facilities, disrupt our operations and destroy our work performed. If any such incident occurs, our revenue, business operations, financial results and growth potentials would be adversely affected. It is also difficult to predict the potential effect of these incidents and their materiality to our business as well as those of our customers, suppliers, subcontractors and employees.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Our revenue and expenses are primarily denominated in Hong Kong dollars and some of our sales are denominated in U.S. dollars. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that the Hong Kong dollar will remain pegged to the U.S. dollar. If the Hong Kong dollar no longer remains pegged to the U.S. dollar, Hong Kong’s financial markets may be subject to significant volatility, including but not limited to fluctuations in interest rates and exchange rates, and/or inflation. Any significant fluctuations in the exchange rates between the Hong Kong dollar and the U.S. dollar may lead to a significant decline in value of the Hong Kong dollar, which may adversely affect the purchasing power of the Hong Kong dollar and the prices of labor, services and goods in Hong Kong, and result in a material adverse effect on our revenue and financial condition. In addition, to the extent that we are required to convert U.S. dollars we expect to receive from the initial public offering into Hong Kong dollars for our operations, fluctuations in the exchange rate between the Hong Kong dollar against the U.S. dollar would have an adverse effect on the amounts we receive from the conversion.

Our reporting currency is Hong Kong dollar, while certain portion of our procurement of equipment and materials is denominated in RMB. Although fluctuations in exchange rates have not caused any material adverse effect on our results of operations, fluctuations in the exchange rate between Hong Kong dollars and RMB will affect the relative purchasing power in RMB terms of our Hong Kong dollar assets. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The remeasurement has caused the Hong Kong dollar value of our results of operations to vary with exchange rate fluctuations, and the Hong Kong dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to Hong Kong dollars could reduce our profits from operations and the translated value of our net assets when reported in Hong Kong dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in Hong Kong dollars. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of RMB may materially and adversely affect our revenue, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we expect to receive from the initial public offering into RMB to pay our operating expenses, appreciation of RMB against U.S. dollars would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of RMB against U.S. dollars may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the market price of our Class A ordinary shares.

To date, we have not entered into any hedging transactions in mainland China in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by the PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

We operate in a competitive industry, and if we fail to compete effectively, our business could suffer.

We compete with total supply chain solution providers. As our operations encompass a broad range of areas, certain service lines may also face competition from other service providers in Hong Kong, including supply chain management service providers, express delivery and freight service providers, business-to-business platforms for convenience stores, SaaS software service providers and logistics brokers. In addition to established players, we face competition from new market entrants. Increased competition may lead to a loss of market share, increasing difficulty in launching new service offerings, reduction in revenue or increase in loss, any one of which could harm our business, financial condition and results of operations.

Our competitors may have a broader service or network coverage, more advanced technology infrastructure, stronger brand recognition and greater capital resources than we do. In addition, our competitors may reduce their rates to gain business, especially during times of reduced economic growth, and such reductions may limit our ability to maintain or increase our rates, maintain our operating margins or achieve growth in our business. The establishment by our competitors of cooperative relationships or competing networks to increase their ability to address the needs of our customers and other ecosystem participants could also negatively impact us. We may not be able to successfully compete against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

We may become involved in trade secret disputes with regard to our product development and manufacturing processes.

We do not own any patents with regard to any of our logistic technology services and warehouse equipment solutions. Our trade secrets with respect to these processes, in the form of technical knowhow, could be infringed upon by third parties. In order to protect our trade secrets and other proprietary information relating to these processes, we take precautions such as restricting access to our warehouse facilities. However, we can give no assurances that these measures will provide meaningful protection to our trade secrets and knowhow in the event of any unauthorized use, misappropriation or disclosure. If we are unable to maintain the proprietary nature of our logistic technology services, our ability to compete and sustain our margins on certain or all of our services may be affected, which could have a material adverse effect on our business, financial condition and results of operations.

Our historical growth rate, revenue and gross profit margin may not be indicative of our future performance.

Our gross profit for the years ended March 31, 2022, 2023 and 2024  amounted to HK$36.9 million, HK$24.4 million and HK$64.1 million (US$8.2 million), respectively; while our gross profit margins were approximately 25.6%, 28.9% and 25.4% respectively. The trend of our historical financial information is a mere analysis of our past performance only and does not have any positive implication or may not necessarily reflect our financial performance in the future which will depend on our capability to secure new business opportunities and to control our costs.

There is no assurance that our operating and financial results in the future will remain at a level comparable to those recorded for the years ended March 31, 2022, 2023 and 2024 or will not decline and that we will be able to achieve the performance as we did for the years ended March 31, 2022, 2023 and 2024. Investors should not solely rely on our historical financial information as an indication of our future financial or operating performance since our financial condition and prospects would be materially and adversely affected by any future decrease in our profit margin.

We had a concentration of credit risk because we derived our revenue from a limited number of customers.

For the year ended March 31, 2022, three customers accounted for 40.7%, 23.9% and 11.9% of our total revenue. For the year ended March 31, 2023, four customers accounted for 24.0%, 20.9%, 19.4% and 16.9% of our total revenue. For the year ended March 31, 2024, two customers accounted for 69.3% and 10.4% of our total revenue. Generally, we either require prepayment in full or offer alternate payment plans for customers to prepay a certain percentage with the remainder to be settled after our service is rendered. We cannot assure you that we will not see concentration of contracts receivable from a small number of customers in the future. In such case, if any of these customers defaults on its payment obligations to us, we will not be able to recover the related contracts receivable, and our business, financial condition and results of operations may be materially and adversely affected.

Our success depends to a substantial degree upon our senior management and other key personnel, and our business operations would be negatively affected if we fail to attract and retain highly competent senior management.

We depend to a significant degree on the continued service of Mr. Kin Chung CHAN, our director, chairman and chief executive officer, Mr. Hau Lim CHUNG, our director, president and co-founder, Mr. Chun Yip YIU, our director and co-founder, and our other experienced senior management and other key personnel. If our senior management or other key personnel resign, join a competitor or form a competing company, it could negatively impact our business operations and create uncertainty as we search for and integrate a replacement and could have an adverse effect on our financial condition and results of operations.

We have entered into employment and confidentiality agreements with our senior management and other key personnel. However, these employment and confidentiality agreements do not ensure the continued service of these senior management and key personnel, and we may not be able to enforce these agreements. In addition, we do not maintain key man life insurance for any of the senior members of our management team or other key personnel.

We may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts, effectiveness and talent of our employees, including asset management, operations, engineering, and sales and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and resources in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve our customers could diminish, resulting in a material adverse effect to our business.

We may not succeed in promoting and sustaining our brand, which could have an adverse effect on our future growth and business.

A critical component of our future growth is our ability to promote and sustain our brand. Promoting and positioning our brand and platform will depend largely on the success of our marketing efforts, our ability to attract customers cost-efficiently and our ability to consistently provide high-quality services and a superior experience. We have incurred and will continue to incur significant expenses related to advertising and other marketing efforts, which may not be effective and may adversely affect our net margins.

In addition, to provide a high-quality customer experience, we have invested and will continue to invest substantial amounts of resources in the development and functionality of our platform, website, technology infrastructure and customer service operations. Our ability to provide a high-quality customer experience is also highly dependent on external factors over which we may have little or no control, including, without limitation, the reliability and performance of software vendors and business partners. Failure to provide our users and customers with high quality services and experience for any reason could substantially harm our reputation and adversely impact our efforts to develop a trusted brand, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings.

Although we have not been subject to any lawsuits and arbitration claims in relation to our current business since we started to operate in the logistics solution market in 2015, from time to time we may be subject to lawsuits and arbitration claims in the ordinary course of our business brought by external parties or disgruntled current or former employees, inquiries, investigations, and proceedings by regulatory and other governmental agencies. Any such claims brought against us, with or without merits, may result in administrative measures, settlements, injunctions, fines, penalties, negative publicities, or other results adverse to us that could have material adverse effect on our reputation, business, financial condition, results of operations, and prospects. Even if we are successful in defending ourselves against such claims.

In market downturns, the number of legal claims and the amount of damages sought in litigation and regulatory proceedings may increase. In addition, our affiliates may also encounter litigation, regulatory investigations, and proceedings for the practices in their business operations. Our customers may also be involved in litigation, investigation, or other legal proceedings, some of which may relate to projects that we have advised, whether or not there has been any fault on our part.

We have limited ability to protect our brand and our technology platform, and unauthorized parties may infringe upon our rights.

Our success depends in part upon our technology infrastructure, including certain methodologies, practices, tools and technical expertise we utilize in designing, developing, implementing and maintaining applications and processes used in providing our technological logistic services. We rely on a combination of trade secrets and other intellectual property protections, confidentiality agreements with our key personnel, customers and other relevant persons and other measures to protect our rights, including our brand and our proprietary technology infrastructure. Nevertheless, it may be possible for third parties to obtain and use our proprietary information without authorization. As a result, litigation may be necessary to protect our proprietary information. Litigation could result in substantial costs and diversion of our management’s attention and resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, may materially disrupt our business.

We cannot assure you that our business operations, in particular, our software, trademarks, know-how and other technologies do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. We have already registered our “Reitar” trademark in Hong Kong, mainland China and United States. Although we have not received notice of trademark infringement claims since we began using the mark in 2020 and believe that the risk of litigation is remote, we may be subject to such claims in the future. If we were found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses, and may be forced to divert management and other resources from our business operations, to defend against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities or may materially disrupt the conduct of our business by restricting or prohibiting our use of the intellectual property in question.

Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of proprietary information and trade secrets.

We rely on confidentiality agreements to protect our technical know-how and other proprietary information. Confidentiality agreements will be used, for example, when we talk to potential strategic partners. Nevertheless, there can be no guarantee that an outside party will not make an unauthorized disclosure or use of our proprietary confidential information. This might happen intentionally or inadvertently. It is possible that a competitor would make use of such information, and that our competitive position would then be compromised, in spite of any legal action we might take against persons making such unauthorized disclosures.

We also plan to keep as trade secrets certain technical and proprietary information where we do not believe patent protection is appropriate, desirable or obtainable. However, trade secrets are difficult to protect. Although we plan to use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators, partners, former partners and other advisors may unintentionally or willfully disclose our trade secrets to competitors or otherwise use misappropriated trade secrets to compete with us. It can be expensive and time consuming to enforce a claim that a third party illegally obtained and is using our trade secrets. Furthermore, the outcome of such claims is unpredictable. In addition, courts outside the US may be less willing to or may not protect trade secrets. Moreover, our competitors may independently design around our trade secrets or develop equivalent knowledge, methods and know-how without misappropriating or otherwise violating our trade secret rights. Where a third party independently designs around our trade secrets or develops equivalent knowledge, methods and know-how without misappropriating or otherwise violating our trade secret rights, they may be able to seek patent protection for such equivalent knowledge, methods and know-how. This could prohibit us from practicing our own trade secrets we may develop.

If we or any of our service providers fail to obtain or maintain licenses, permits or approvals applicable to our business, it could materially and adversely affect our business and results of operations.

In accordance with the laws and regulations in the jurisdictions in which we operate, our service providers including our subcontractors are required to maintain certain approvals, licenses, permits and certifications in order to operate our business. In particular, the operation of cold stores and the provision of cold storage services are highly regulated in Hong Kong. See also “Item 4. Information on the Company—Regulation—Hong Kong Laws and Regulations relating to Licensing of Warehouse and Logistics Operators.” We have currently entered into service agreements with certain cold storage facility service providers, pursuant to which we have obtained the right to use their cold storage facilities. Our service providers are required to obtain cold store licenses in order to provide cold storage services in relation to frozen and chilled meat and poultry, as well as other food products and perishables. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practices by relevant government authorities, our service providers may be required to obtain additional licenses, permits, filings or approvals for these services.

We cannot assure you that our service providers will be able to obtain or maintain existing licenses and permits, or renew any of them when their current term expires, or update information (such as information related to our services, legal representatives, business scopes or professional staff) filed with regulators in time. Under applicable rules and regulations in Hong Kong, any failure to obtain, maintain and/or renew the licenses and permits, or any failure to update information filed with regulators in time, in each case required to conduct our business may subject us to various penalties, including confiscation of revenue, imposition of fines, and restrictions on or termination of the business operation subject to such license or permit requirement. Any such disruption in the business operations of our subsidiaries or consolidated affiliated entities could materially and adversely affect our business, financial condition and results of operations.

Currently, we do not require any licenses to operate our business, but if we enter into new service categories or business lines, adopt new business models, or any of our current services are determined to be subject to new licensing requirements in the future, especially due to the evolving application or interpretation of relevant laws and regulations, we may be required to obtain licenses or permits that we do not currently have or to amend the licenses or permits we currently have and this may hinder our expansion plans. We will strive to obtain and amend the relevant licenses and permits but we cannot assure you that we will be able to obtain, maintain or amend such licenses and permits in a timely manner, or at all, or that relevant government officials will always, if ever, exercise their discretion in our favor, or that we or any of our service providers will be able to comply with any new laws, regulations or policies.

If we are unable to obtain or maintain, or if we experience material delays in obtaining, necessary government approvals, our operations may be substantially disrupted, which could materially and adversely affect our business, financial condition and results of operations. Complying with such laws and regulations may require substantial expense, and any non-compliance may expose us to liability. In the event of non-compliance, we may have to incur significant expenses and divert substantial management time to rectify any such non-compliance. We may also experience adverse publicity arising from non-compliance with government regulations, which would negatively impact our reputation.

Third parties may misappropriate our technology platform, information, or trade secrets we develop despite a contractual obligation not to do so.

Third parties (including joint venture, collaboration, development partners, contract manufacturers, and other contractors and agents) may have custody or control of our technology infrastructure, including certain methodologies, practices, tools and technical expertise we utilize in providing our technological logistic services. If our technology infrastructure was stolen, misappropriated or reverse engineered, it may be used by other parties for their own commercial gain. It is difficult to prevent misappropriation or subsequent reverse engineering. In the event that any of our technology infrastructure is developed and then misappropriated, it could be difficult for us to challenge the misappropriation or prevent reverse engineering, especially in countries with limited legal and intellectual property protection.

We may be accused of infringing the intellectual property rights of others.

Our success depends in part on the use of our proprietary information and know-how and the intellectual property of other ecosystem participants, including technology, software products, business policies, plans, and trade secrets. Many of our contracts with third parties require us not to engage in the unauthorized use of such intellectual property or information, and to indemnify such third parties for any resulting loss. The steps taken by us in this regard may not be adequate to safeguard such intellectual property and confidential information. Moreover, most of our contracts do not include any limitation on our liability with respect to our infringement or breach of our obligation to keep confidential the intellectual property or confidential information. In addition, we may not always be aware of intellectual property registrations or applications relating to trademarks, source codes, software products or other intellectual property of such third parties, whether in Hong Kong or other jurisdictions. As a result, if the proprietary rights of our ecosystem participants or other third parties are misappropriated by us or our employees, we may be liable for damages or other compensation.

Assertions of infringement of intellectual property or misappropriation of confidential information against us, if successful, could have a material adverse effect on our business, financial condition and results of operations. Protracted litigation could divert our management’s attention and our resources and also result in existing or potential customers deferring or limiting their procurement or use of our services until resolution of such litigation. Even if such assertions against us are unsuccessful, they may cause us to lose existing and future business and incur reputational harm and substantial legal fees.

We have identified certain areas of inadequacy in our internal control over financial reporting as of March 31, 2024. If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.

Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of and for each of the years ended March 31, 2022, 2023 and 2024, we identified certain areas of inadequacy in our internal control over financial reporting for the above-mentioned periods.

The areas of inadequacy identified relates to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; and (ii) a lack of personnel adequately trained in U.S. GAAP.

We have taken initiatives to improve our internal control over financial reporting to address the underlying causes of such areas of inadequacy, including (i) hiring more qualified staff to fill up key roles in our operations; and (ii) providing our relevant finance staff with appropriate training regarding requirements of U.S. GAAP.

However, we cannot assure you that we will complete the implementation of these measures in a timely manner. In addition, our shares may not be able to remain listed on the Nasdaq Capital Market if we are unable to meet the requirements of Section 404 such as that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report beginning with our second annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Class A ordinary shares, may be materially and adversely affected if we do not have effective internal controls. We may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A ordinary shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Class A ordinary shares and may make it more difficult for us to raise funds in a debt or equity financing. Additional material weakness or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the Nasdaq Listing Rules.

In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain proper and effective internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We may need additional capital but may not be able to obtain it in a timely manner and on favorable terms or at all.

Our operations may require additional capital or financing from time to time in order to achieve further growth, including any investments or acquisitions we may decide to pursue. We may require additional cash resources due to the future growth and development of our business. Our future capital requirements may be substantial as we seek to expand our operations and diversify our product offering. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities.

Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations and cash flows, share price performance, and the liquidity of international capital and lending markets, and the Hong Kong financial industry. In addition, our loan agreements may contain financial covenants that restrict our ability to incur additional indebtedness or to distribute dividends. Any indebtedness that we may incur in the future may also contain operating and financial covenants that could further restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. A large amount of bank borrowings and other debt may result in a significant increase in interest expense while at the same time exposing us to increased interest rate risks. Equity financings could result in dilution to our shareholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of our ordinary shares. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations.

Misconduct, errors and failure to function by our directors, officers, employees, clients or other third parties could harm our business and reputation.

Illegal, fraudulent or collusive activities by our directors, officers, employees, clients or other third parties could also subject us to liability or negative publicity. Although we have implemented internal controls and policies with regard to sales activities and other relevant matters, we cannot assure you that our controls and policies will prevent fraud or illegal activity by any of these persons or entities or that similar incidents will not occur in the future. Any illegal, fraudulent or collusive activity could severely damage our brand and reputation, which could drive consumers away from us, and materially and adversely affect our business, financial condition and results of operations.

Macroeconomic and other factors that reduce demand for supply chain services, in Hong Kong or globally, could have a material adverse impact on our business.

The global logistics and supply chain industry has historically experienced cyclical fluctuations in financial performance due to economic recessions, reductions in per capita disposable income and levels of consumer spending, downturns in the business cycles of customers, interest rate fluctuations and economic factors beyond our control. During economic downturns, whether in Hong Kong or globally, reduced overall demand for supply chain services will likely reduce demand for our services and solutions and exert downward pressures on our rates and margins. As we focus on providing logistics technology solutions and design logistics solutions for specific logistics operators, if the trend required for the emergence of property, warehouse and land for uses including cold store and food processing, do not develop as we expect, our business prospect may be adversely affected. In periods of strong economic growth, demand for limited transportation resources can also result in increased network congestion and operating inefficiencies. In addition, any deterioration in the economic environment subjects our business to various risks that may have a material impact on our operating results and future prospects. For instance, some of our customers may face economic difficulties and may not be able to pay us, and some may go out of business. These customers may not complete their payments as quickly as they have in the past, causing our working capital needs to increase.

In an economic downturn, we may not be able to appropriately adjust our expenses to changing market demands and it may be more difficult to match our staffing levels to our business needs. In addition, we have certain significant fixed expenses and other variable expenses that are fixed for a period of time, which we may not be able to adequately adjust in a period of rapid change in market demand.

Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

We have adopted a dual-class share structure and our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to fifteen votes at general meetings of our shareholders. As of the date of this annual report, our directors, officers and principal shareholders held in aggregate 74.52% or more of our shares. We are not considered a “controlled company” under Nasdaq corporate governance rules as we do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company, these shareholders, however, if they act together, will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of us or our assets, and might affect the prevailing market price of our ordinary shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

We may engage in acquisitions or strategic alliances that could disrupt our business, result in increased expenses, reduce our financial resources and cause dilution to our shareholders. We cannot assure you that such acquisitions or strategic alliances may be successfully implemented.

Although we have not engaged in acquisitions or strategic alliances in the past, we may look for potential acquisitions or strategic alliances in the future to expand our business. However, we may not be able to find suitable acquisition candidates, complete acquisitions on favorable terms, if at all, or integrate any acquired business, products or technologies into our operations. If we do complete acquisitions, they may be viewed negatively by customers or investors and they may not enable us to strengthen our competitive position or achieve our goals. In addition, any acquisitions that we make could lead to difficulties in integrating personnel, technologies and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Moreover, acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities and increase our expenses. Future acquisitions may reduce our cash available for operations and other uses, and could result in increases in amortization expenses related to identifiable intangible assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt. We cannot predict the number, timing or size of future acquisitions, or the effect that any such acquisitions might have on our operating results.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

We rely on stable labor supply to carry out our work. If our subcontractors experience any shortage of labor, industrial actions, strikes or material increase in labor costs, our operations and financial results would be adversely affected.

We rely on a stable workforce, either directly employed by us or our subcontractors, to carry out our construction work. In particular, subcontractors with various skills and expertise are required for each project to complete the work. Industrial actions of any one discipline may disrupt the progress of our construction work. There is no assurance that industrial actions or strikes will not be launched or there will be sufficient supply of labor in the future. Such industrial actions, strikes or material shortages of labor may adversely impact our business performance, profitability and results of operation.

Moreover, the economy in Hong Kong and globally has experienced general increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong and certain other regions are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to pay various statutory employee benefits, including mandatory provident fund to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to fines and other penalties. We expect that the labor costs, including wages and employee benefits, will continue to increase. Since our subcontracting fees include the labor of our subcontractors, when there is a significant increase in the cost of labor, our subcontracting fees will increase and as a result, our profitability would be adversely affected. Unless we are able to control the labor costs or pass on these increasing labor costs, our financial condition and results of operations may be adversely affected.

Cyber-security incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of services, damaging our reputation or exposing us to liability.

We rely heavily on technology to provide high-quality supply chain solutions and logistics services. However, our technology operations are vulnerable to disruptions arising from human error, natural disasters, power failure, computer viruses, spam attacks, unauthorized access and other similar events. Disruptions to, or instability of, our technology infrastructure or external technology that supports the offering of our services and solutions could materially harm our business and reputation.

We also receive, process, store and transmit, often electronically, the data of our customers and others, much of which is confidential. Unauthorized access to our computer systems or stored data could result in the theft, including cyber-theft, or improper disclosure of confidential information, and the deletion or modification of records could cause interruptions in our operations. These cyber-security risks increase when we transmit information from one location to another, including over the internet or other electronic networks. Despite the security measures we have implemented, our facilities, systems and procedures, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, software viruses, misplaced or lost data, programming or human errors or other similar events which may disrupt our delivery of services or expose the confidential information of our customers and others. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our customers or others, whether by us or a third party, could (i) subject us to civil and criminal penalties, (ii) have a negative impact on our reputation, or (iii) expose us to liability to our customers, third parties or government authorities. We are not aware of such breaches to date. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data which are applicable to us may materially and adversely affect our business, financial condition, and results of operations.

We may be subject to a variety of cybersecurity, data privacy, data protection, and other laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations, such as the Data Protection Act (As Revised) of the Cayman Islands, apply not only to third-party transactions, but also to transfers of information within our organization, which relates to our investors, employees, contractors and other counterparties. These laws and regulations may restrict our business activities and require us to incur increased costs and efforts to comply, and any breach or noncompliance may subject us to proceedings against us, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial condition, and results of operations.

We may be involved in legal and other disputes from time to time arising out of our operations, including disputes with our raw material or component suppliers, production partners, customers or employees.

We may from time to time be involved in disputes with various parties arising out of our operations, including equipment, material, raw material or electronic components suppliers, production partners, customers or employees. These disputes may lead to protests or legal or other proceedings and may result in damage to our reputation, substantial costs and diversion of resources and management’s attention from our core business activities. In addition, we may encounter compliance issues with regulatory bodies in the course of our operations, in respect of which we may face administrative proceedings or unfavorable decisions that may result in liabilities and cause delays to our production and delivery. We may be involved in other proceedings or disputes in the future that may have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our insurance coverage is limited and may not be adequate to cover potential losses and liabilities. A significant uninsured loss or a loss in excess of our insurance coverage could have a material adverse effect on our results of operations and financial condition.

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased certain life insurance, such as group accident insurance; property loss insurance, such as cargo transportation insurance and all-risk property insurance; and liability insurance, such as non-motor vehicle liability insurance, public liability insurance and logistics liability insurance. Some of our insurance also covers fire or other damages. We do not maintain any insurance covering our properties, equipment, inventory or employees, and we do not carry any business interruption or product liability insurance or any third-party liability insurance to cover claims in respect of personal injuries or any damages arising from accidents on our properties or in relation to our operations. The occurrence of certain incidents including severe weather, earthquake, fire, war, power outages, flooding and the consequences resulting from them may not be covered by our insurance policies adequately, or at all. We cannot assure you that our insurance coverage is sufficient to prevent us from any losses or that we will be able to successfully claim for losses under our current insurance policies on a timely basis, or at all. If we incur losses that are not covered by our insurance policies, or if the amount reimbursed is significantly less than our actual losses, our business, financial condition and results of operations could be materially and adversely affected.

Our international expansion is subject to various risks.

We primarily operate in Hong Kong, but have been pursuing and will continue to pursue international expansion strategies, initially in Southeast Asia. International expansion may expose us to additional risks, including:

●	ever changing global environment, including changes in U.S. and international trade policies;

●	challenges associated with relying on local partners in markets that are not as familiar to us, including joint venture partners to help us establish our business;

●	difficulties managing operations in new regions, including complying with the various regulatory and legal requirements;

●	different approval or licensing requirements;

●	recruiting sufficient suitable personnel in new markets;

●	challenges in providing services and solutions as well as support in these new markets;

●	challenges in attracting business partners and clients;

●	foreign exchange losses;

●	inability to effectively enforce contractual or legal rights; and

●	local political, regulatory and economic instability or wars, civil unrest, and terrorist incidents.

If we are unable to effectively avoid or mitigate these risks, our ability to expand our business internationally will be affected and our operations thus will be limited to only the Hong Kong market, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We face risks relating to natural disasters, health epidemics or pandemics, and other outbreaks, most notably those related to the outbreak of COVID-19.

Our business could be adversely affected by the effects of epidemics or pandemics, including COVID-19, avian influenza, severe acute respiratory syndrome (SARS), influenza A (H1N1), Ebola or any other epidemic or pandemic. Any such occurrences could cause severe disruption to our daily operations and may even require a temporary closure of our facilities.

The outbreak of COVID-19 has spread throughout the world. On March 11, 2020, the World Health Organization declared the outbreak a global pandemic. Many businesses and social activities in Hong Kong, mainland China and other countries and regions have been severely disrupted starting in the first quarter of 2020, including those of our suppliers, customers and employees. This global outbreak has also caused market panics, which materially and negatively affected the global financial markets, such as the plunge of global stocks on major stock exchanges in March 2020. Although the Hong Kong government has ended the COVID-19 pandemic control measures, there is no assurance that COVID-19 or another pandemic will not emerge in the future, which may cause market panics and materially and negatively affect the global financial markets. Such disruption and the potential slowdown of the world’s economy could have a material adverse effect on our results of operations and financial condition. We and our customers experienced and may continue to experience significant business disruptions and suspension of operations due to measures to contain the spread of the pandemic. Our business operations were disrupted, and may continue to be disrupted, if any of our employees are suspected of having contracted any contagious disease or condition, since it could require our employees to be quarantined or our offices to be closed down and disinfected. All of these had, and may continue to, have a material adverse effect on our results of operations and financial condition.

The occurrence of any of the foregoing or other natural or man-made disasters could cause damage or disruption to us, our employees, operations, markets and customers, which could result in significant delays in deliveries or substantial shortages of our products and could adversely affect our business, financial condition, results of operations or prospects.

Any global systemic economic and financial crisis could negatively affect our business, results of operations, and financial condition.

The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of the PRC’s economic growth since 2012, which may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and the PRC. There have also been concerns over unrest several geographic areas in the world, which have resulted in volatility in financial and other markets. There have also been concerns over the significant potential changes to United States trade policies, treaties and tariffs, including trade policies and tariffs regarding the PRC. There have also been concerns about the economic effect of the tensions in the relationship between the PRC and surrounding Asian countries. There could be in the future a number of domino effects from such turmoil on our business, including significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counterparty failures negatively impacting our operations. Any systemic economic or financial crisis could cause revenue for the semiconductor industry as a whole to decline dramatically and could materially and adversely affect our results of operations.

The current tensions in international economic relations may negatively affect the demand for our services, and our results of operations and financial condition may be materially and adversely affected.

Recently there have been heightened tensions in international economic relations, such as the one between the United States and the People’s Republic of China. The U.S. government has imposed, and has continued to propose to impose additional, new, or higher tariffs on certain products imported from the People’s Republic of China to penalize the People’s Republic of China for what it characterizes as unfair trade practices. The People’s Republic of China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States.

Amid these tensions, the U.S. government has imposed and may impose additional measures on entities in mainland China, including sanctions. As a logistic services provider based in Hong Kong, our businesses are materially affected by the financial markets and economic conditions in Hong Kong, mainland China and elsewhere in the world. Escalations of the tensions that affect trade relations may lead to slower growth in the global economy in general, which in turn could negatively affect our customers’ businesses and materially reduce demand for our services, thus potentially negatively affect our business, financial condition, and results of operations.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the initial public offering, we have been a private company mainly operating our businesses in Hong Kong. As a result of the initial public offering, our company will become subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

New lines of business or new services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new services may not be achieved and profitability targets may not prove feasible. External factors, such as compliance with regulations, competition and shifting market preferences, may also impact the successful implementation of a new line of business or a new service. Our personnel and technology systems may fail to adapt to the changes in such new areas or we may fail to effectively integrate new services into our existing operations and we may lack experience in managing new lines of business or new services. In addition, we may be unable to proceed with our operations as planned or compete effectively due to different competitive landscapes in these new areas. Even if we expand our businesses into new jurisdictions or areas, the expansion may not yield intended profitable results. Failure to successfully manage these risks in the development and implementation of new lines of business or new services could have a material adverse effect on our business, results of operations and financial condition.

Our business strategy and future plans may not be successful or achieved within the expected time frame or estimated budget.

Our ability to continue to grow our business will depend on our continuing ability to successfully implement our business strategies and future plans. The successful implementation of our business strategies and future plans are based on current estimates and assumptions and depend on a number of factors including the availability of funds, market competition and our ability to retain and recruit competent employees. Some of the factors are beyond our control and by nature, are subject to uncertainty, such as the general market conditions in Hong Kong, the change in the Government’s policy or regulatory regime of the industry in Hong Kong.

However, our business strategies and future plans may be hindered by risks including but not limited to those mentioned elsewhere in this section. There is no assurance that our business strategies and future plans will be implemented successfully. Moreover, there is no assurance that our Group will be able to successfully maintain or increase our market share, grow our business or expand our services and customer base successfully after deploying our management and financial resources. Any failure to maintain our current market position or implement our business strategies and future plans would materially and adversely affect our business, financial condition and the results of operations.

We are subject to environmental liability.

Our business in Hong Kong is subject to the environmental regulations and guidelines issued by the Hong Kong Government, which apply to the operation of our construction and engineering projects in Hong Kong. Such regulations and guidelines may be revised by the Hong Kong Government from time to time to reflect the latest environmental needs. Any changes to such regulations and guidelines may increase our cost and burden in complying with them.

Risks Relating to Doing Business in the Jurisdictions in which Our Operating Subsidiaries Operate

All of our operations are in Hong Kong. However, due to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our ordinary shares. Our operating subsidiaries in Hong Kong may be subject to laws and regulations of the PRC, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our ordinary shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of the PRC may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Our operating subsidiaries are located, and operate their business, in Hong Kong, a special administrative region of the People’s Republic of China. We do not have any customers who are individuals from mainland China or companies that have shareholders and directors that are individuals from mainland China. Our operating subsidiaries do not have operation in mainland China or collect, store or process any personal data of any customer in mainland China, and are not regulated by any regulator in mainland China. As a result, the laws and regulations of mainland China do not currently have any material impact on our business, financial condition and results of operation.

Except for the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, or Basic Law, national laws of the PRC do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory and legal uncertainty with respect to the implementation of laws of the PRC to Hong Kong. The laws and regulations in the PRC are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties, and may change quickly with little advance notice. As a result, there is no guarantee that the PRC government may not choose to implement the laws of the PRC to Hong Kong and exercise significant direct influence and discretion over our operation in the future and, it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political environment or other unforeseeable reasons.

In the event that we or our Hong Kong operating subsidiaries were to become subject to any of the PRC laws and regulations, the legal and operational risks associated in mainland China may also apply to our operations in Hong Kong, and we may be subject to the risks and uncertainties associated with the legal system in the PRC. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our current policies and practices.

The PRC laws and regulations are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties, and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence our operating subsidiaries’ operations at any time could result in a material change in our operations and/or the value of our securities. Moreover, there are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future business may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention;

●	cause devaluation of our securities or delisting; and

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

Our business, financial condition and results of operations, and/or the value of our ordinary shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future laws and regulations of the PRC which may become applicable to Hong Kong and thus to company such as us.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

We have no operations in mainland China. Our operating subsidiaries are located, and operate, in Hong Kong, a special administrative region of the People’s Republic of China. The PRC government currently does not exert direct influence and discretion over the manner in which we conduct our business activities in Hong Kong, outside of mainland China. We also do not expect to be materially affected by recent statements by the Chinese Government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers.

Based on our understanding of the PRC laws and regulations currently in effect, as our operating subsidiaries are located in Hong Kong, we are not currently required to obtain permission from the PRC government to list on a U.S. securities exchange. However, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of mainland China, or even when such permission is obtained, it will not be subsequently denied or rescinded. We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In addition to these statements, laws and regulations by the Chinese government, including the Measures for Cybersecurity Review, the PRC Personal Information Protection Law and the Draft Rules on Overseas Listing published by the CSRC on December 24, 2021 and the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies released by the CSRC on February 17, 2023, also have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in mainland China-based issuers. It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our operating subsidiaries located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our operating subsidiaries. Any actions by mainland China as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that the PRC laws, regulations and policies may change rapidly in the future. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to the operating subsidiaries.

Hong Kong is a Special Administrative Region of the People’s Republic of China. Following British colonial rule from 1842 to 1997, the People’s Republic of China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current principles and policies regarding Hong Kong will remain unchanged for 50 years. As provided in the Joint Declaration signed between Britain and China in 1984 and the Basic Law, Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, as well as executive, legislative and independent judicial power, including that of final adjudication. Nevertheless, there can be no assurance that the interpretation and implementation of the “one country, two systems” principle from time to time will not significantly alter the legal protections available to our operating subsidiaries.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress, or the NPCSC, passed the Hong Kong National Security Law, which criminalizes secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security. On July 14, 2020, the former President of the U.S., Mr. Donald Trump signed an executive order to end the special status enjoyed by Hong Kong under the United States-Hong Kong Policy Act of 1992. This includes special treatment in areas including but not limited to customs tariffs, export controls, immigration, foreign investment, and extradition. The enactment of the Hong Kong National Security Law, the suspension or elimination of Hong Kong’s preferential treatment and continued tension between the United States and the PRC could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could materially and adversely affect our business and operations. We cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers. In particular, it is difficult to predict the full impact of the Hong Kong National Security Law on Hong Kong and companies located in Hong Kong. If any of our subsidiaries in Hong Kong are determined to be in violation of the Hong Kong National Security Law by the relevant competent authorities, our business operations, financial condition and results of operations may be materially and adversely affected.

Changes in the economic, political, or social conditions or government policies of Hong Kong and mainland China could have a material adverse effect on our business and operations.

Our operations are located in Hong Kong. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and mainland China generally. Economic conditions in Hong Kong are sensitive to mainland China and the global economic conditions. Any major changes to Hong Kong’s social and political landscape will have a material impact on our business.

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the economy in the PRC has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on Hong Kong and us.

Furthermore, on July 14, 2020, the former President of the U.S., Mr. Donald Trump, signed the Hong Kong Autonomy Act, which imposes sanctions on individuals and entities that are determined to have materially contributed to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law”, and an executive order to remove the preferential trade status of Hong Kong, pursuant to § 202 of the United States-Hong Kong Policy Act of 1992. The U.S. government has determined that Hong Kong is no longer sufficiently autonomous to justify preferential treatment in relation to the PRC, especially with the issuance of the Hong Kong National Security Law, on June 30, 2020. Hong Kong will now be treated as mainland China, in terms of visa application, academic exchange, tariffs and trading, etc. According to § 3(c) of the executive order issued on July 14, 2020, the license exception for exports and reexports to Hong Kong and transfer within the mainland China is revoked, while exports of defense items are banned. On the other hand, the existing punitive tariffs the U.S. imposed on the PRC will also be applied to Hong Kong exports. Losing its special status, Hong Kong’s competitiveness as the logistic hub may deteriorate in the future as its tax benefits as a result of preferential situation no longer exists and companies might prefer exporting through other cities. The level of activities of domestic exports and re-exports and other trading activities in Hong Kong may decline owing to the tariff being imposed on Hong Kong exports and the export restriction. In the event that Hong Kong loses its position as a logistics hub in Asia, the demand for freight forwarding services, ancillary logistics services, warehousing services, the overall business activities of the freight forwarding industries and thus our business, financial condition and results of operations, may be adversely affected.

Additionally, the recent outbreak of war in Ukraine has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our client’s business and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

If our operating subsidiaries become subject to a variety of PRC laws and other regulations regarding data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers, any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer shares to investors and cause the value of our shares to significantly decline or be worthless.

On June 10, 2021, the NPCSC enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on certain activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas and to establish and improve the system of extraterritorial application of the PRC securities laws. On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the Personal Information Protection Law of the People’s Republic of China, or PRC Personal Information Protection Law, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (i) such processing is for the purpose of providing products or services for natural persons within China; (ii) such processing is to analyze or evaluate the behavior of natural persons within China; or (iii) there are any other circumstances stipulated by related laws and administrative regulations. On December 28, 2021, the CAC jointly with the relevant authorities formally published the Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Article 15 of the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, promulgated by the China Securities Regulatory Commission (the “CSRC”) on February 17, 2023 and became effective on March 31, 2023, provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by a mainland China company and such issuer shall fulfill the CSRC filing procedure prior to its listing on the foreign stock markets: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by mainland China companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Based on the facts that (i) we do not operate any entities in mainland China and the operating revenue, total profit, total assets or net assets as documented in our audited consolidated financial statements for the most recent fiscal year is accounted for by our Hong Kong subsidiaries located outside mainland China; (ii) we do not have any equity interest in any company located in mainland China and vice versa; and (iii) we conduct a majority of our business and are headquartered in Hong Kong rather than in mainland China, and our senior management team are not PRC citizens or have their residence located outside mainland China, we believe that we do not meet the criteria as set forth in Article 15 of the Overseas Listing Trial Measures, and are not required to fulfill the filing procedures with the CSRC to list securities on a U.S. securities exchange or issue securities to foreign investors.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China jointly revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing by Domestic Companies (the “Archives Rules”) which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009. The Archives Rules were issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 with the Trial Measures. One of the major revisions to the Archives Rules is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The Archives Rules require that, including but not limited to (a) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As we are not domestic companies, and do not plan to leak any state secret and working secret of government agencies, or harm national security or public interest in connection with provision of documents, materials and accounting archives, we believe we may not be required to obtain relevant approval or file with the secrecy administrative department in accordance with the Archives Rules with respect to the offering. However, as the Archives Rules was newly published, there are substantial uncertainties as to the implementation and interpretation, if we are required to perform additional procedures in connection with the provision of accounting archives or other documents, we cannot assure you that we will be able to fulfill such procedures in a timely manner, or even at all. Any failure by us to comply with the Archives Rules may materially adversely affected, our ability to offer securities to investors to become significantly limited or completely hindered.

Although we currently do not have operations in mainland China and we do not believe these laws and regulations are applicable to us, we cannot assure you that we will not become subject to them as these laws and regulations are relatively new and evolving, and their interpretation and application may be uncertain. For example, although none of our customers are currently based in mainland China, our operating subsidiaries may collect and store certain data including certain personal information from our clients, who may be PRC individuals, in connection with our business and operations and for “Know Your Customer” purposes to combat money laundering.

We currently do not expect the Measures for Cybersecurity Review (2021) by the CAC and the other regulations discussed in the preceding paragraph will have an impact on our business or results of operations, given that: (i) our operating subsidiaries are incorporated in Hong Kong, and we have no subsidiary, VIE structure, material operations nor maintain any office or personnel in mainland China, (ii) as of date of this annual report, our operating subsidiaries have in aggregate collected and stored personal information of less than one million users, (iii) all of the data our operating subsidiaries have collected is stored in servers located in Hong Kong, (iv) as of the date of this annual report, neither of our operating subsidiaries has been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review or a CSRC review, and (v) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), while the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the PRC Data Security Law do not clearly provide whether it shall be applied to a company based in Hong Kong.

However, we still face uncertainties regarding the interpretation and implementation of relevant PRC cybersecurity laws and regulations in the future. It is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our operating subsidiaries, their respective abilities to accept foreign investments and the listing of our shares on a U.S. or other foreign exchanges.

If the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to our operating subsidiaries, the business operations of our operating subsidiaries and the listing of our shares in the United States could be subject to the CAC’s cybersecurity review in the future. If our operating subsidiaries become subject to the CAC review, we cannot assure you that our operating subsidiaries will be able to comply with the regulatory requirements in all respects, and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, our operating subsidiaries may become subject to fines and other penalties, which may have a material adverse effect on our business, operations and financial condition and may hinder our ability to offer or continue to offer shares to investors and cause the value of our shares to significantly decline or be worthless.

In addition, recent statements, laws and regulations by the Chinese government, including the Measures for Cybersecurity Review (2021) and the PRC Personal Information Protection Law, have indicated an intent to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investments in China-based issuers. It is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to our operating subsidiaries located in Hong Kong. We could be subject to approval or review of Chinese regulatory authorities to pursue offshore offerings. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Changes in the political and economic policies of the Chinese government or in relations between China and the United States may materially and adversely affect our business, financial condition, results of operations and the market price of our shares.

Our business, results of operations, financial condition and prospects may be influenced to a significant degree by economic, political, legal and social conditions in China or changes in government relations between China and the United States or other governments. There is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. China’s economy differs from the economies of developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange, allocation of resources and legal system. While China’s economy has experienced significant growth over the past four decades, growth has been uneven across different regions and among various economic sectors. The Chinese government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. In addition, in the past the Chinese government implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations. If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, the Chinese government may intervene with our operations and our business, as well as the market price of our shares, may also be adversely affected.

Changes in U.S. and Chinese regulations may adversely impact our business, our operating results, our ability to raise capital and the market price of our shares.

The U.S. government, including the SEC, has made statements and taken certain actions that led to changes to United States and international relations, and will impact companies with connections to China, including imposing several rounds of tariffs affecting certain products manufactured in China, imposing certain sanctions and restrictions in relation to China and issuing statements indicating enhanced review of companies with significant China-based operations.

It is unknown whether and to what extent new U.S. government legislation, executive orders, tariffs, laws or regulations will be adopted, or the effect that any such actions would have on companies with significant connections to China, on our industry or on us. Any unfavorable government policies on cross-border relations and/or international trade, including increased scrutiny on companies with significant China-based operations, capital controls or tariffs, may negatively affect our ability to raise capital and, the market price of our shares.

In the case any new legislation, executive orders, tariffs, laws and/or regulations are implemented, existing trade agreements are renegotiated, the U.S. or Chinese governments take retaliatory actions due to the recent U.S.-China tensions or the Chinese government exerts more oversight and control over securities offerings that are conducted in the United States, such changes could have an adverse effect on our business, financial condition and results of operations, our ability to raise capital and the market price of our shares.

With economic sanction laws and regulations being constantly evolving, new requirements or restrictions could come into effect which might increase the scrutiny on our business or result in one or more of our business activities being deemed to have violated sanctions. Our business and reputation could be adversely affected if the authorities of the United States, the European Union, the United Nations or any other jurisdictions were to determine that any of our future activities constitutes a violation of the sanctions they impose or provides a basis for a sanctions.

Recent negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of our shares.

We believe that recent negative publicity surrounding companies with operations in mainland China generally that are listed in the United States have negatively impacted the stock prices of these companies. Certain politicians in the United States have publicly warned investors to shun China-based companies listed in the United States. The SEC and the Public Company Accounting Oversight Board (United States), or the PCAOB, also issued a joint statement on April 21, 2020, reiterating the disclosure, financial reporting and other risks involved in the investments in companies that are based in emerging markets as well as the limited remedies available to investors who might take legal action against such companies. Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Although the recent negative publicity and policy responses relate to companies with principal operations in mainland China governed by PRC law while we are based in Hong Kong with our principal operations governed by Hong Kong law, investors and policy makers may not be able to distinguish us from mainland China based companies. Any similar scrutiny on us, despite its lack of merit, could cause the market price of our shares to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

Risks Relating to Our Ordinary Shares

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated in the Cayman Islands.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, all of our directors and executive officers, are nationals or residents of Hong Kong, and substantially all or a substantial portion of their assets are located outside the United States. As a result, in terms of factors including but not limited to cost and time constraints, it may be more difficult for investors to effect service of process within the United States upon our directors or officers or to enforce judgments obtained in the United States courts against our directors and officers.

Our corporate affairs are governed by our Memorandum and Articles of Association, the Companies Act (Revised) and the common law of the Cayman Islands. For more information regarding the relevant laws of the Cayman Islands and Hong Kong, see “Item 4. Information on the Company—Regulation.” The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands laws are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, which has persuasive, but not binding authority, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under the Cayman Islands laws may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

We have been advised by our Cayman Islands legal counsel, Ogier, that there is uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final and conclusive;

(d)	is not in respect of taxes, a fine or a penalty;

(e)	was not obtained by fraud; and

(f)	is not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands laws to inspect corporate records, other than the Memorandum and Articles of Association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our third amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, where our holding company was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We may follow the home country practice for certain corporate governance practices which may differ from the requirements of the Nasdaq. If we choose to follow the home country practice, our shareholders may be afforded fewer protections than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management or members of our board of directors than they would as public shareholders of a company incorporated in the United States.

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act (As Revised) of the Cayman Islands, or the ES Act, that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes a company incorporated in the Cayman Islands as is our Company. Based on the current interpretation of the ES Act, we believe that our Company is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our Company is a “pure equity holding company”, it is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act; and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.

As a Cayman Islands company applying for the listing of its Class A ordinary shares on the Nasdaq, we are subject to the Nasdaq listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards, except for general fiduciary duties and duties of care. Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. We may follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have for as long as we qualify as a foreign private issuer including:

(a)	provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the Nasdaq;

(b)	have regularly scheduled executive sessions with only independent directors; or

(c)	seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding ordinary shares or more than 1% of our outstanding voting power to a related party, (iii) the issuance of more than 20% of our outstanding ordinary shares, and (iv) an issuance that would result in a change of control.

To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance standards applicable to U.S. domestic issuers.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

We have adopted a dual-class voting structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Based on our dual-class share structure, holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to fifteen votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Due to the disparate voting powers attached to these two classes of ordinary shares, our directors, officers and principal shareholders held directly and/or beneficially in aggregate 70.85% of our issued Class A ordinary shares and 81.85% of our issued Class B ordinary shares, representing 74.52% of our total issued and outstanding share capital as of the date of this annual report and were able to exercise 80.56% of the total voting power of our issued and outstanding share capital as of the same date. You will experience further dilution to the extent that any additional Class B ordinary shares are issued in the future. As a result, our founders will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares of the opportunity to sell their shares at a premium over the prevailing market price.

The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A ordinary shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of ordinary shares of public companies on certain indices, including the S&P 500, that would exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of the total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of our Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from stock indices could result in a less active trading market for our Class A ordinary shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A ordinary shares.

We rely on dividends and other distributions on equity paid by the operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We rely on dividends and other distributions on equity paid by the operating subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. If any of the operating subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” for more information.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. Any limitation on the ability of our Hong Kong operating subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. For more details, please see “Item 4. Information on the Company—Regulation.”

Our ordinary shares may be prohibited from being traded on a national exchange under the HFCA Act, if the PCAOB is unable to inspect our auditors for two consecutive years. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC authorities in those jurisdictions (the “2021 Determinations”). In December 2022, the PCAOB decided to vacate the 2021 Determinations because it determined that, after conducting inspections and investigations of mainland China and Hong Kong firms in 2022 under a new comprehensive agreement with the PRC and consistent with the PCAOB’s usual practice, the current facts and circumstances indicate that (1) in 2022, the PCAOB has been able to conduct inspections and investigations completely; and (2) the PRC has not taken a position to restrict PCAOB access or otherwise impair its ability to conduct its planned inspections and investigations in 2022. However, we cannot assure you that in the future the PCAOB will continue to be able to inspect PCAOB-registered public accounting firms in mainland China or Hong Kong or that we will not be identified by the SEC under the HFCA Act as an issuer that has retained an auditor that the PCAOB determines it is unable to inspect or investigate completely because of a position taken by an authority in that foreign jurisdiction. In December 2022, the U.S. Congress amended the HFCA Act to require that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit such company’s shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. There can be no assurance that, if we have a “non-inspection” year, we will be able to take any remedial measures. If any such event were to occur, trading in our securities could in the future be prohibited under the HFCA Act and, as a result, we cannot assure you that we will be able to maintain the listing of the Class A ordinary shares on Nasdaq or that you will be allowed to trade the ordinary shares in the United States on the “over-the-counter” markets or otherwise. Should the ordinary shares become not listed or tradeable in the United States, the value of the ordinary shares could be materially affected.

The trading price of our ordinary shares may be volatile, which could result in substantial losses to you.

The trading prices of our ordinary shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and mainland China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Hong Kong and PRC based companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of our ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and PRC companies may also negatively affect the attitudes of investors towards Hong Kong and PRC based companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our ordinary shares.

In addition to the above factors, the price and trading volume of our ordinary shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenue, profit, and cash flow;

●	changes in the economic performance or market valuations of other technological logistic services providers;

●	actual or anticipated fluctuations in our interim results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our customers, our officers, directors, principal shareholders, other beneficial owners, our business partners, or our industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our customers, our officers, directors, or principal shareholders;

●	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares; and

●	sales or perceived potential sales of additional ordinary shares.

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

In addition, the stock price of a number of companies involved in initial public offerings, particularly among companies with relatively smaller public floats, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our stock. This volatility may prevent you from being able to sell your securities at or above the price you paid for your securities. If the market price of our ordinary shares after the initial public offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

Our ordinary shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our ordinary shares may be “thinly-traded,” meaning that the number of persons interested in purchasing our ordinary shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we come to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our ordinary shares may not develop or be sustained.

Techniques employed by short sellers may drive down the market price of our ordinary shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and stockholders’ equity, and any investment in our ordinary shares could be greatly reduced or rendered worthless.

If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our ordinary shares, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ordinary shares or publishes inaccurate or unfavorable research about our business, the market price for our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ordinary shares to decline.

Because the amount, timing, and whether or not we distribute dividends at all are entirely at the discretion of our board of directors, you must rely on price appreciation of our ordinary shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may only pay dividends out of profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the dividend is proposed to be paid. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. We cannot assure you that our ordinary shares will appreciate in value after our initial public offering or even maintain the price at which you purchased the ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment in our ordinary shares.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, all of our directors and executive officers are nationals or residents of Hong Kong, and substantially all or a substantial portion of their assets are located outside the United States. As a result, in terms of factors including but not limited to cost and time constraints, it may be more difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the civil liability provisions of the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong, or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to file reports on Form 6-K as a foreign private issuer. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protection or information that would be made available to you were you investing in a U.S. domestic issuer.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ordinary shares to significant adverse United States income tax consequences.

We will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income, or the asset test. Based upon our current and expected income and assets, including goodwill and the value of the assets held by our strategic investment business, we do not presently expect to be classified as a PFIC for the current taxable year and or the foreseeable future.

While we do not expect to be a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ordinary shares, fluctuations in the market price of our ordinary shares may cause us to become a PFIC classification for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash expected to be raised in the initial public offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ordinary shares and on the receipt of distributions on our ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company rules.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

After the completion of the initial public offering, we will be a public company and will expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act and the rules subsequently implemented by the SEC and the Nasdaq detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 relating to internal controls over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other time and attention to our public company reporting obligations and other compliance matters. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting of Section 404(b);

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this annual report. In particular, in this annual report, we have not included all the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We cannot predict whether investors will find our ordinary shares less attractive if we rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our stock price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our ordinary shares that are held by non-affiliates exceeds US$700 million as of June 30, (ii) the end of the fiscal year in which we have total annual gross revenue of US$1.235 billion or more during such fiscal year, (iii) the date on which we issue more than US$1 billion in non-convertible debt in a three-year period or (iv) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering.

Our Resale Shareholder will be able to sell their shares upon completion of the initial public offering subject to restrictions under Rule 144 under the Securities Act.

Our Resale Shareholder may be able to sell their Class A ordinary shares under Rule 144 after the completion of our initial public offering. Because they have paid a lower price per share than participants in our initial public offering, when they are able to sell its shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the Class A ordinary shares following the completion of our initial public offering, to the detriment of participants in the offering. Under Rule 144, before our Resale Shareholder can sell their shares, in addition to meeting other requirements, they must meet the required holding period.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a holding company incorporated in the Cayman Islands and conduct our operations in Hong Kong through our wholly-owned subsidiaries: (i) Kamui Development Group Limited, or Kamui Development Group; (ii) Kamui Cold Chain Engineering & Service Limited, or Kamui Cold Chain; (iii) Kamui Logistics Automation System Limited, or Kamui Logistics; (iv) Kamui Construction & Engineering Group Limited, or Kamui Construction; (v) Vincit Build Solution Co., Limited, or Vincit Build Solution; (vi) Reitar Logtech Group Limited, or Reitar Logtech Group; (vii) Reitar Cold Chain Limited, or Reitar Cold Chain; (viii) Reitar Properties Leasing Limited, or Reitar Properties Leasing; (ix) Reithub Consulting Limited, or Reithub Consulting; and (x) Reitar Asset Management Limited, or Reitar Asset Management.

We have been operating in the logistics solution market since 2015. With the growth of our business and in order to facilitate international capital raising, we underwent an offshore reorganization in the second half of 2022 as follows:

●	Reitar Logtech Holdings Limited was incorporated in the Cayman Islands as our offshore holding company in September 2022;

●	in November 2022, Reitar Logtech Holdings Limited acquired 100% equity interest of Reitar Logtech Engineering Limited, a limited liability company incorporated in the British Virgin Islands, or BVI, which directly owns 100% equity interest of Kamui Development Group Limited and indirectly owns 100% equity interest of each of Kamui Logistics, Kamui Cold Chain, Kamui Construction and Vincit Build Solution, where Kamui Cold Chain owns 75% equity interest in Vincit EngTech Co., Limited, or Vincit EngTech and Vincit Build Solution owns 100% equity interest in Alvin Design and Construction Company Limited; and

●	in November 2022, Reitar Logtech Holdings Limited further acquired 100% equity interest of Reitar Capital Partners Limited, a limited liability company incorporated in the BVI, which directly owns 100% of Reitar Logtech Group and indirectly owns 100% equity interest of each of Reitar Cold Chain, Reitar Properties Leasing, Reithub Consulting and Reitar Asset Management and 51% equity interest of Cogen Advisory Limited, where Cogen Advisory Limited owns 100% equity interest in Cogen Investment (WS) Limited and Cogen Operation Limited.

Corporate Information

The principal executive offices of our operating subsidiaries are located at c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong. As of the date of this annual report, we do not own any real property and we lease the above property in connection with our business operations. Our telephone number at this address is +852 2554 5666 and our fax number is +852 3705 3590.

Our registered office in the Cayman Islands is located at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

Our agent for service of process in the United States is Cogency Global Inc. 122 East 42nd Street, 18th Floor, New York, NY 10168.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.reitar.io. The information contained on our website is not a part of this annual report. The SEC maintains an Internet site at http://www.sec.gov that contains electronic reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC.

B. Business Overview

Overview

We provide comprehensive logistics solutions by connecting capital partners, logistics operators, and our innovative integration and application of logistics technologies through our end-to-end logistics solution business model. Our business primarily consists of two segments: (i) asset management and professional consultancy services, and (ii) construction management and engineering design services.

For logistics operators such as third-party logistics companies, or 3PLs, we provide one-stop logistics solutions whereby we procure capital partners to invest in logistics property development and redevelopment projects, provide support for 3PL customers in their bidding for commercial and government tender projects, help customers obtain relevant licenses for their planned logistics operations, and provide consulting services for customers to determine their strategies and overall logistics plans. We also act as the managing contractor to provide project management services before and during construction work in logistics property development projects, aiming to provide a turnkey solution to our customers. Our one-stop business model allows us to understand customers’ needs in all aspects of their workflow, provide solutions at each stage that fit into the overall plan, lower their operating costs through centrally managed work process, utilize our relationship network to assist customers in their business, and optimize the overall logistics operations for our customers.

For capital partners investing in our projects such as logistics property funds, we provide comprehensive asset management and project management services whereby we source suitable properties for development or conversion into logistics assets including automated warehouses, cold stores, e-commerce fulfillment and distribution centers and logistics parks, maximize the asset value through asset enhancement by applying logistics technologies, and find suitable logistics operators or users of the value-added logistics facilities under our management.

As one of the first movers into the property + logistics technology, or PLT, solution industry in Hong Kong, we have been operating in the logistics solution market since 2015 and two of our co-founders and directors have been working in this sector for over 20 years. We provide PLT solutions through Reitar Group, and construction management and engineering design services through Kamui Group. In the second half of 2022, we underwent a corporate reorganization whereby our Company acquired Kamui Group and Reitar Group. Over years of experience working in the logistics sector, we have gained in-depth professional expertise and developed strong connections with upstream and downstream players in the industry, including investment funds, landowners, both local and international 3PLs, suppliers, and equipment manufacturers. Our know-how relating to our customers’ operations which was obtained through years of services represents a key competitive advantage for us. The logistics service market in Hong Kong is dominated by a limited number of key 3PL operators, and we have built close business relationships with some of them. As a result, we relied on a small number of customers for the majority of our total revenue for the years ended March 31, 2022, 2023 and 2024.

Our leading market position, one-stop service business model, first-mover advantage, in-depth know-how and well-established customer base have enabled us to generate significant growth. For the years ended March 31, 2022, 2023 and 2024, our revenue was HK$144.2 million, HK$84.5 million, HK$252.0 million (US$32.0 million) and our net income was HK$19.2 million, HK$63.6 million, HK$16.0 million (US$2.0 million), respectively.

Our Business Model

We provide comprehensive logistics solutions by connecting capital partners, logistics operators, and our innovative integration and application of logistics technologies through our end-to-end logistics solution business model. Our business primarily consists of two segments: (i) asset management and professional consultancy services, and (ii) construction management and engineering design services.

For logistics operators such as third-party logistics companies, or 3PLs, we provide one-stop logistics solutions whereby we procure capital partners to invest in logistics property development and redevelopment projects, provide support for 3PL customers in their bidding for commercial and government tender projects, help customers obtain relevant licenses for their planned logistics operations, and provide consulting services for customers to determine their strategies and overall logistics plans. We also act as the managing contractor to provide project management services before and during construction work in logistics property development projects, aiming to provide a turnkey solution to our customers. Our one-stop business model allows us to understand customers’ needs in all aspects of their workflow, provide solutions at each stage that fit into the overall plan, lower their operating costs through centrally managed work process, utilize our relationship network to assist customers in their business, and optimize the overall logistics operations for our customers.

For capital partners investing in our projects such as logistics property funds, we provide comprehensive asset management and project management services whereby we source suitable properties for development or conversion into logistics assets including automated warehouses, cold stores, e-commerce fulfillment and distribution centers and logistics parks, maximize the asset value through asset enhancement by applying logistics technologies and find suitable logistics operators or users of the value-added logistics facilities under our management.

Our one-stop service business model consists of two main groups of operating subsidiaries, specializing in strategic planning and customized provision of comprehensive logistics solutions. Our Reitar Group focuses on providing asset management and professional consultancy services and our Kamui Group focuses on providing construction management and engineering design services. The close collaboration between the Reitar Group and Kamui Group enables us to build our strengths in providing one-stop logistics solutions. We believe such synergistic teamwork will further strengthen our competitiveness.

See forth below is a diagram illustrating the workflow of our business segments:

Our Services

Asset management and professional consultancy services

Asset management services

We offer asset management services to provide total logistics real estate asset management support for customers that own investment or plan to invest in logistics real estate. We have an established team of experts with a strong track record, from real estate fund creation to ongoing management and disposition activities in logistics and cold-chain assets sector.

Our asset management service process typically involves the following:

●	Attract capital partners and cooperate with them by creating investment projects to provide reputable logistics operators value-added logistics facilities after property development or redevelopment, generating attractive and stable rental yield to capital partners or sharing the yield with other investors when we partner with them as a co-investor

●	Acquire use or development right on the property/warehouse/land from property owners and landlords by way of renting

●	Evaluate the economic feasibility of the projects, and customize development and conversion plans and marketing strategies to find suitable logistics users/operators

●	Attract specific logistics users/operators by providing tailor-made logistics solutions with fit-to-use logistics warehouse and facilities

Our technology-driven logistics solutions are at the core of our asset management services. We design and provide logistics technology platform which consolidate warehouse equipment solutions, such as cold chain solutions, to help customers enhance their efficiency of logistics operation, storage capacity and warehouse management. See “Item 4. Information on the Company—B. Business Overview—Our Services—Construction management and engineering design services” below for details.

We mainly derive revenue from (i) asset management fees for managing logistics real estate projects, where we collaborate with capital partners to convert agricultural land into industrial land for logistics use, and provide tailor-made logistics technology solutions to implement the project; and (ii) rental price mark-up under our rent-to-rent model in real estate projects where we rent the property from the landowner, perform the necessary engineering work to make it suitable for logistics use and then rent it out at a higher rental to the end user.

From time to time, we may also recoup and realize return on our investments in our asset management projects by terminating relevant agreements and disposing of the relevant assets and rights to interested buyers, including but not limited to logistics operators, for cash consideration. For instance, in the year ended March 31, 2023, a logistic service provider proposed to take over three warehouses which we provided to it or agreed to use from it and agreed in March 2023 to pay us a net amount of HK$4.1 million as termination charge for us to terminate the original agreements for such three warehouses. Further, in March 2023, we disposed of our cold storage assets in a project we previously managed to the same logistic service provider for a total consideration of HK$69.0 million, which in total provided a gain on such discontinued operation of HK$56.2 million. See “Item 5. Operating and Financial Review and Prospects—Discontinued operation”, and the consolidated financial statements and the relevant notes included elsewhere in this annual report for details.

We currently have (i) two projects under management and operation, including one fully automated high density warehouse under development (GFA: around 300,000 square feet), and one automated cold chain storage center for an industrial building conversion (GFA: 200,000 square feet); and (ii) four projects under due diligence with a total gross floor area of around 850,000 square feet, consisting of one automated e-commerce export processing center, one import bonded warehouse, one food and beverage automated distribution center, and one cold chain warehouse.

In May 2023, we entered into a series of agreements with one of our capital partners regarding a building conversion project. Cogen Advisory Limited, one of our subsidiaries, acts as a property advisor to provide asset and project management services in this project. Kamui Construction acts as the managing contractor for this project under a design and build contract for a total contract sum of estimated HK$255 million. Such project expects to transform an industrial building in the New Territories, Hong Kong, to be one of the largest-scale automated cold chain warehouse in Hong Kong with a GFA of over 200,000 square feet, upon completion in the second half of 2024. The transformed warehouse will feature innovative technologies such as efficient refrigeration and freezing equipment, intelligent real-time monitoring, and control and adjustment systems to enable fully automated operations for smart logistics. Due to increasing appetite for frozen food and insufficient equipment in Hong Kong, we expect to further develop multiple large-scale automated cold chain centers locally in the next three years to meet market demand.

In the second half of 2022, we entered into a series of agreements regarding an automated temperature-controlled warehouse development project (GFA: 274,599 square feet) with an estimated HK$1.3 billion (US$0.2 billion) investment amount, or the Automated Warehouse Project, invested by a joint venture of a reputed real estate fund and logistics operator in Hong Kong, where Reitar Group acts as an asset manager, project manager and lead consultant, and Kamui Group will act as the managing contractor.

In August 2022, we entered into a five-year asset management agreement to act as the asset manager of the Automated Warehouse Project. The projected management fee income is estimated to be HK$29.5 million (US$3.8 million).

Our smart cold chain solutions help our customers transform their manual logistics processes into intelligent and efficient platforms to handle the transportation of on-time and sensitive temperature-controlled products. We apply the artificial intelligence logistics system which has the ability to control the machines to automatically capture and allocate the shipments to vehicles in the warehouse, where logistics operators will be notified of the estimate time for pickup and drop-off by accessing our mobile application improving the logistics efficiency. The system also provides the route planning solutions by leveraging powerful algorithms to assign the optimized routes for order management in the warehouse. Furthermore, the smart system can provide us real-time automated alerts in case of a vehicle breakdown, deviations from optimal routes or malfunctioning of temperature control system, which can in turn prevent costly delays which may lead to product spoilage.

Professional consultancy services

Apart from our comprehensive asset management services, we also have in-house professionals and technical staff to provide professional consultancy services, perform due diligence and feasibility studies, help apply for relevant licenses and approvals, and provide professional designs for customers to set up properties, land or industrial building for logistics use. Our consultants have gained years of experience in providing consultancy services in the construction and engineering field. Our services in this business segment primarily encompass the following:

●	Perform due diligence and feasibility studies

●	Ensure compliance with relevant laws and regulations and handle licensing matters

●	Interior design including design of cold room system, air conditioning and mechanical ventilation system, electrical and extra low voltage system, fire services system, plumbing and drainage system

●	Perform energy study, green sustainability and carbon audit evaluation and management

We inspect and study the customer’s logistics equipment and workflow, provide consulting services to help identify issues and propose solutions. If the customer agrees with our solutions, we help with procuring the necessary equipment, technology platform and the implementation, installation and integration of the logistics solutions, as well as the related maintenance services. Our in-house consultants are responsible for professional consultancy services in the majority of our projects, and we engage third party consultancy firms to act as the independent commissioning authority when such independent consultancy services are required by law.

We derive revenue from fees for our professional consultancy services, designing logistics facilities, due diligence services, feasibility study services, authorized person services, compliance and license related services, sustainability consultancy services and land acquisition services.

In July 2022, we have entered into two consultancy agreements acting as the lead consultant of the Automated Warehouse Project with an estimated HK$1.3 billion (US$0.2 billion) investment amount to provide building services consultancy service for HK$4 million (US$0.5 million), and green building consultancy service for HK$1 million (US$0.1 million).

As of March 31, 2024, we have 26 ongoing consultancy projects of a total awarded sum of HK$17.3 million (US$2.2 million) where we provide professional consultancy services as to feasibility study, renovation, development and/or interior design work for a number of residential and commercial premises.

Construction management and engineering design services

We provide construction management and engineering design services, where we act as managing contractor to provide design work and help customers manage the overall construction projects for logistics infrastructure. Based on our technical know-how and years of experience in the construction sector, we help customers set strategy and obtain relevant licenses, such as the cold store license and food factory license. We also utilize our advanced logistics and cold chain and food processing technology platforms to set up cold store warehouses or food factories to ensure that they meet the relevant licensing requirements of government authorities.

Our services in this business segment in relation to provision of integrated construction solutions primarily consist of the following:

●	Act as the construction project coordinator to engage subcontractors for construction work, organize and assign construction and engineering tasks, conduct site supervision and coordination, and provide engineering design services

●	Provide project management for overall construction services from obtaining user requirements, design, government submission, construction, equipment installation and test & commissioning to project landing in operation stage

●	Advise the building design to meet special requirements and provide cost-saving solutions for logistics infrastructure

●	Determine the size and requirements of the project based on customers’ need for the logistics infrastructure including cold storage and food processing

●	Provide automation solutions in relation to logistics operations for warehousing, picking and packing, and other value-added services

●	Provide fast turnover solutions in an integrated environment with warehouse management system, warehouse control system, and robotic control system

●	Design high-standard warehouse storage to cater to customers’ requirements in terms of temperature, humidity, cleanliness and ventilation

●	Design bespoke rack scheme and warehouse equipment based on the actual operation and site conditions

●	Design the material handling systems for different customers’ operation need

●	Provide special design of overall material handling systems for cold storage and food processing operation to fulfill food safety and quality assurance

●	Provide value engineering in the design and establishment of cold storage and food processing systems using automation techniques and machinery

●	Ensure system efficiency using internet of things with artificial intelligence for maintenance and monitoring

●	Apply artificial intelligence to achieve energy saving and greater efficiency in the cold storage and food processing systems

We derive revenue from fees for overall construction management and engineering design work, which includes cold room setup, food factory setup, clean room setup, cooling plant replacement and enhancement, climate control system setup, temperature monitoring and alarm system design and setup, and maintenance services.

In July 2022, we entered into a letter of intent to act as the managing contractor for a two and a half-year construction services of the Automated Warehouse Project with an estimated HK$1.3 billion (US$0.2 billion) investment amount, where we are in charge of the overall site supervision, supervision and safety management as well as design, supply and installation of access road, electrical and fire services, plumbing and drainage, wireless network, security, and building management systems. The contract amount consists of HK$15.7 million (US$2.0 million) for construction management services and HK$586.1 million (US$74.9 million) for engineering design works.

Research and Development

We are committed to research and development including technological investment as we believe that relatively low labor deployment combined with high technology generate high value product or service. We are also committed to researching into and further developing the key aspects to a smart warehouse which include building a fully automated storage management system in a high headroom vertical warehouse, applying artificial intelligence technology in the warehouse operation process, applying big data analysis in stocking and sorting, and adopting blockchain technology. We select and consolidate suitable technology-driven logistics solutions in our tailor-made design plans based on our management’s know-how and extensive experience in providing services to customers in the logistics sector to cater to their diversified needs.

Sales and Marketing

We obtain customer orders or service contracts generally through the following means: (i) recommendation by asset manager/fund investor in our asset management services; (ii) open tender in our service lines; (iii) through business partners we collaborate with; (iv) referral by other customers, business associates or word-of-mouth; and (v) fixed term contracts with our long-term customers to jointly tender for projects.

We promote our brand and services on social media platforms as well as through customer recommendations and word-of-mouth referrals. Our sales and marketing team works closely with our management and our service team to follow up on potential business opportunities and convert business leads to actual sales. Our sales and marketing team regularly participates in marketing events such as seminars, exhibitions and business socialization events to promote awareness of our brand and develop customers.

Major Project Terms

Our customers generally engage us on a project-by-project basis. In general, we have a standard form of quotations setting out, among other material terms, the fees, scope of work, contract period and payment terms. In some cases, the customers may require us to use their own standard forms. In the latter instance, the material project terms are generally similar to our customary quotations. Material contract terms of the project contracts (including related credit management and other internal control policies) are summarized below:

Fee and scope of work

We generally provide quotations that establish the general fee for a project with a detailed breakdown of the scope of work to be carried out and the relevant location of the work site.

Payment terms and credit management

As part of the internal control policy, in relation to managing trade receivables, we first conduct a credit assessment prior to accepting an engagement from a new customer or providing a new quotation with an existing customer. This credit assessment involves considerations such as a customer’s financial background, derived from available information gathered by the finance department, and, in the case of an existing customer, any history of past defaults or delinquency in regular payments, as well as the length of the business relationship, to determine such customer’s ability to settle the amount of the quotation.

Our quotations specify the payment terms of each project, including initial payments required. We generally require an initial payment from the customers prior to the commencement of the project, which usually represents approximately 5% of the total contract sum and is in the form of a deposit. For projects with a relatively small contract sum, we may request full payment upon engagement. The fees are settled in HK$ and generally by check or bank transfer. We issue invoices for interim payments at different stages of the project. The final invoice is generally issued shortly before or immediately after completion of the project. If the project involves retention monies, when the final invoice is issued depends on the length of the agreed upon defect liability period.

Duration

The quotations generally do not specify a contract period, but we regularly provide the progress of the projects to the customers. Where the quotation includes a defect liability period, it is normally for 12 months after completion of the project. Our quotations do not generally specify termination conditions.

Our Customers

Customers for our asset management services primarily include logistics property investors such as investment funds and property owners. We also provide professional logistics technology solutions for logistics operators as well as direct users. Our customers will generally certify the project progress, and we will issue the invoice to request payment which will normally be settled within 60 years upon receipt of such invoice.

Our customers are mainly based in Hong Kong. In the years ended March 31, 2022, 2023 and 2024, we had 24, 26 and 22 customers, respectively. Our customers include leading 3PLs in Hong Kong, which we have long-term business relationships with.

Our top five customers, based on revenue, accounted for approximately 89.9%, 88.3% and 94.6% of our revenue in the years ended March 31, 2022, 2023 and 2024. The logistics service market in Hong Kong is dominated by a limited number of key 3PL operators, and we have built close business relationships with some of them. As a result, we relied on a small number of customers for the majority of our total revenue for the years ended March 31, 2022, 2023 and 2024. One customer accounted for 69.3% of the Group’s total revenue in FY2024 due to the Wingshing project (a construction project in relation to an automated cold chain warehouse in Kwai Chung, Hong Kong). The reason for the significantly elevated revenue concentration in FY2024 was due to the large project size. Such high concentration with such customer may not persist in the future as the majority amount of revenue has already been recognized in FY2024.

Subcontractors

Reasons for subcontracting arrangement

Our subcontracting arrangements (i) allow us to focus on our core business; (ii) give us flexibility to select from a pool of subcontractors with different skill sets that suit the requirements of different projects; and (iii) allow us to deploy resources in a more cost-effective manner and without the need to maintain a large workforce of full-time staff.

Basis for selection of subcontractors

We will generally select subcontractors from our list of internally approved subcontractors based on their experience relevant to the particular project, as well as their availability and expected fees. In the event that we need to consider subcontractors not on our approved list, additional quotation analysis will be done to compare the terms of the quotation from such new subcontractor against the terms of similar quotations previously obtained for other projects.

We review the subcontractor list periodically. We carefully evaluate subcontractors based on a range of factors such as their track records, staff and other available resources, technical capability, qualifications (including permits, licenses and approvals held to the extent as required by law), sufficiency of equipment and past performance. Moreover, our construction management team takes reasonable steps to verify that no illegal workers have been or will be hired by the subcontractors for our projects and illegal immigrants or others who cannot lawfully be employed are prevented from entering the site or working on our projects.

We also verify that our subcontractors have obtained relevant licenses, permits or approvals and insurance for their workers to the extent as required by law.

Control over subcontractors

We perform regular visits to the worksites of a project to supervise the work performed by our subcontractors and assess their performance, including reviewing whether the work is being done properly and according to schedule, permitting significant control and oversight over subcontractors.

We have certain policies and procedures to address client complaints. In the years ended March 31, 2022, 2023 and 2024 and up to the date of this annual report, we did not receive any material complaints or requests for any kind of compensation from the clients due to quality deficiencies in relation to services provided by us or work performed by our subcontractors.

Major contract terms

In the years ended March 31, 2022, 2023 and 2024, we entered into contracts with subcontractors on a case-by-case basis. Key terms agreed to with subcontractors generally include the scope of services, fees payable, the expected length of a fit-out period, and the amount and types of materials to be supplied. We will receive invoices after subcontractors have rendered services or delivered the materials to us.

Payment to subcontractors

Depending on the nature, scale and length of the projects, we generally make progress payments to the subcontractors with reference to the work schedule, unless we have agreed beforehand on an alternate method and timing of the payments. For procuring materials, we generally make either payment in full to the subcontractors upon receipt of any materials to be supplied or a deposit payment upon engagement, with the remaining payments made upon the receipt of materials. In the years ended March 31, 2022, 2023 and 2024, our subcontractors generally offer credit terms of 30 days to us. We generally settle payments within 30 days after we receive the subcontractors’ invoices.

Our staff monitors various aspects at each stage of the projects including, among other things, proper project planning, addressing clients’ complaints, careful selection of subcontractors, and regular inspection and supervision at work sites, in an effort to sustain the standards for quality assurance.

Suppliers

Our suppliers mainly consist of suppliers for materials and equipment such as refrigeration, storage and electrical equipment, and subcontractors for electrical and mechanical engineering, air-conditioning, renovation and decoration and water treatment equipment. In the years ended March 31, 2022, 2023 and 2024, our suppliers are mainly situated in Hong Kong and mainland China while our purchases are mainly denominated in Hong Kong dollars and RMB.

Our top five suppliers, based on cost of revenue, accounted for approximately 69.6%, 42.9% and 46.9% of our cost of revenue in the years ended March 31, 2022, 2023 and 2024, respectively.

We believe that the risks of material shortages or delays are low, given that the time between obtaining quotations from the material suppliers and delivery is relatively short and there are a number of suppliers providing similar materials in the market. Even after the outbreak of COVID-19, there were only minor delays of materials without any significant adverse impact. Additionally, we have generally been able to pass on any increase in direct costs to the customers as we generally charge on a cost-plus model, which allows us to adjust contract sum as originally stipulated in the contracts in certain circumstances, such as when the provision of additional services or changes in specification are requested by a customer.

Competition

We compete with other asset management companies and companies specialized in providing any of the services in the logistics solution cycle, such as logistics consultancy companies, construction companies, and logistics technology companies providing automation and electrical and mechanical equipment. While we compete with certain specialized service providers in each of our service lines, we do not believe they provide one-stop comprehensive solution like us in the geographical markets we operate in.

Employees

We had 13, 37 and 52 employees as of March 31, 2022, 2023 and 2024. As of March 31, 2024, we had 3 in asset management, 27 in development and construction management, 2 in logistics technology and engineering solution, 8 in professional consultancy, 2 in business strategy and innovation technology, 4 in corporate communication, 2 in accounting and finance, and 4 in human resources and administration.

We enter into employment contracts with our full-time employees. The remuneration payable to our employees includes fixed salaries and performance-based bonuses. We determine employees’ remuneration based on factors including years of experience, qualifications and market rate. In order to maintain the quality, knowledge and skills of our employees, we appreciate the importance of training to employees. We provide regular training to our employees, which include orientation training for new employees and continuing on-the-job training for existing employees.

As required by applicable laws and regulations in Hong Kong, we participate in Mandatory Provident Fund plans. We are required under Hong Kong law to make contributions to mandatory provident schemes for our Hong Kong-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the government of Hong Kong.

Our employees are not covered by any collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes as of the date of this annual report.

Insurance

We maintain Employees’ Compensation Insurance, Contractor All Risks Insurance, and Third Party Liabilities Insurance for all of our projects in accordance with the provisions of the laws of Hong Kong. We believe that our current insurance coverage is sufficient for the business operations and is consistent with the industry norm in Hong Kong.

Properties

We currently do not own any real property. We lease one office in Hong Kong in connection with our business operations, the details of which are set out below.

Address	Gross floor area (square feet)	Use of the property
Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road, Kwun Tong	10,000	Office

Health, Work Safety, Social and Environmental Matters

We endeavor to provide a safe and healthy working environment to our employees and subcontractors at work sites, requiring people at work sites to strictly comply with relevant safety requirements. We require strict implementation of safety measures under the supervision of the responsible construction management team or relevant subcontractors’ management. The regular inspections by the responsible construction management team at work sites are intended to ensure the work is conducted in such a manner that reduces, as much as practicable, the risks of injury and damage to persons and properties. In the years ended March 31, 2022, 2023 and 2024 and up to the date of this annual report, there were no material accidents in the course of our business operation which gave rise to claims and compensation paid to our employees and also no interruptions in our business which may or have had a significant effect on our financial position.

As we primarily conduct our business in Hong Kong, our business operations are subject to various regulations and rules promulgated by the Hong Kong government including environmental laws and regulations. In the years ended March 31, 2022, 2023 and 2024 and up to the date of this annual report, the cost of compliance with applicable environmental laws and regulations was insignificant. For details, see “Item 4. Information on the Company—Regulation—Hong Kong Laws and Regulations relating to Environmental Protection for Construction Projects”.

Internal Control and Risk Management

In order to ensure compliance with applicable laws and regulations and related policies in different operational aspects, we have established and adopted an internal control system, covering areas such as, among other things (i) organization structure, responsibilities and authorities; (ii) operational planning and control; (iii) human resources management; (iv) risk management including emergency preparedness and response; and (v) internal audit. In addition, our Group has endorsed the integrated management system manual, the health and safety management plan, and the environmental promotion and control plan. We believe that our internal control system is sufficient and effective.

Regulation

As we primarily conduct our business in Hong Kong, our business operations, and/or certain activities of our customers, suppliers, and service providers, are subject to various regulations and rules promulgated by the Hong Kong government. The governmental departments and bodies in Hong Kong which regulate our business activities include the Planning Department, the Buildings Department, the Lands Department, the Transport Department, the Highways Department, the Drainage Services Department, the Water Supplies Department, the Environmental Protection Department, the Fire Service Department, the Electrical and Mechanical Services Department, the Food and Environmental Hygiene Department and the Pharmacy and Poisons Board, among others.

The following is a brief summary of the Hong Kong laws and regulations that materially affect our current business as well as potential undertakings. This section does not purport to be a comprehensive summary of all present and proposed regulations and legislation relating to all the industries and jurisdictions in which we operate.

Hong Kong Laws and Regulations relating to Construction of Warehouses and Logistics Centers

As a significant part of our business involves developing or remodeling of warehouses and other industrial or commercial properties, such activities are subject to Hong Kong laws and regulations relating to building and construction, land zoning and related matters. To the extent any of the activities in this business segment are required to be carried out by persons who hold certain qualifications and/or licenses, we engage, or arrange our clients to engage, appropriately licensed contractors and service providers to carry out any such work in this respect and to obtain all necessary approvals and/or permits for such purpose. Set out below are the major statutes governing the laws and regulations in these matters.

Buildings Ordinance (Chapter 123 of the Laws of Hong Kong) and Building (Construction) Regulation (Chapter 123Q of the Laws of Hong Kong)

Pursuant to the Buildings Ordinance (Chapter 123 of the Laws of Hong Kong), or the Buildings Ordinance, no person shall commence or carry out any building work, including alteration, addition and every kind of building operation, without having obtained approval and consent from the Building Authority. Any person who intends to carry out alteration or addition building work in existing premises is required to appoint an authorized person, and where necessary a registered structural engineer, to prepare and submit plans for the approval of Building Authority. He is also required to appoint a registered contractor to carry out the building work. The Building Authority may require that all such building work carried out in such a way that the building will comply with the standards of the Buildings Ordinance and the construction of load for industrial building and warehouse constructions under Building (Construction) Regulation (Chapter 123Q of the Laws of Hong Kong). For all building work involved in our projects, we engage, or arrange for our clients to engage, registered contractors and other appropriately licensed service providers to handle any such work in this respect and to obtain all necessary approvals and/or permits for such purpose.

Town Planning Ordinance (Chapter 131 of the Laws of Hong Kong)

The Town Planning Ordinance (Chapter 131 of the Laws of Hong Kong), or the Town Planning Ordinance, provides a framework for land use planning in Hong Kong, and stipulates the land use zones and planning intentions for different zones in different districts. Areas covered by outline zoning plans are in general zoned for uses such as residential, commercial, industrial, green belt, open space, government/institution/community uses or other specified purposes. A schedule setting out the uses which are (i) always permitted in a particular zone and (ii) other uses for which prior permission from the Town Planning Board must be sought, is attached to each outline zoning plan. The Town Planning Board is the principal governing body for statutory planning in Hong Kong.

It is the Hong Kong Government’s policy to allow the modification of existing lease conditions (or grant a short-term waiver) regarding a lot, so that redevelopment can comply with current town planning requirements under outline zoning plan under the Town Planning Ordinance. A premium (or waiver fee) equivalent to the difference in land value between the development permitted under the existing lease and that permissible under the new lease is charged for any modification granted (or short-term waiver approval). The registered owners of the land or their formally appointed agents may make application for a lease modification (or short-term waiver application) to the Lands Department.

As may be required by projects undertaken by us from time to time, we assist our clients to apply to the Town Planning Board and the Lands Department for permission of uses of land and/or modifications of lease conditions in order to achieve the commercial objectives of our clients. The said applications submitted to the Town Planning Board and the Lands Department may also be required to be submitted to the Highways Department and the Transport Department for review and approval if road and transport planning in the relevant areas are concerned.

Construction Industry Council Ordinance (Chapter 587 of the Laws of Hong Kong)

Pursuant to the Construction Industry Council Ordinance (Chapter 587 of the Laws of Hong Kong), or the Construction Industry Council Ordinance, a Construction Industry Levy at the rate of 0.5% is imposed in respect of all construction work or operations carried out in Hong Kong with a total value exceeding HK$1 million. Construction operations include, among other things, building work; construction, alteration, repair, maintenance, extension, demolition or dismantling of buildings or structures, power-lines, telecommunications apparatus or pipelines; supply and installation of fittings or equipment in any building or structures; external or internal cleaning of any buildings or structures, which is carried out in the course of construction or maintenance of such buildings or structures; painting or decorating any external or internal surfaces or parts of any buildings or structures; and operations which form an integral part of, or are preparatory to any of the above operations. The person appointed as a contractor under the Buildings Ordinance (Cap. 123) in respect of the constructions operations in question or, if no such person is appointed, the person who carries out the construction operations is responsible for paying the Construction Industry Levy to the Construction Industry Council. For the years ended March 31, 2022, 2023 and 2024, we were not subject to any obligation to pay any Construction Industry Levy with respect to any of our clients’ projects in which we were involved, but as our business further develops and expands in the future, we may be required to pay such levy if and when we begin to be engaged in activities to which such levy applies.

Fire Safety (Industrial Buildings) Ordinance (Chapter 636 of the Laws of Hong Kong)

Pursuant to the Fire Safety (Industrial Buildings) Ordinance (Chapter 636 of the Laws of Hong Kong), or the Fire Safety (Industrial Buildings) Ordinance, fire safety systems are mandatory to provide better protection from the risk of fire for occupants and users of, and visitors to, certain kinds of composite buildings and industrial buildings. The Fire Safety (Industrial Buildings) Ordinance sets out the requirements and obligations of the owner and or the occupiers of an industrial building on the fire safety direction for fire safety service installations or equipment and fire safety construction in the premises.

Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong) and Factories and Industrial Undertakings (Electricity) Regulations (Chapter 59W of the Laws of Hong Kong)

The Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong), or the Factories and Industrial Undertakings Ordinance, provides for safety and health protection to worker in an industrial undertaking. Every proprietor shall take care of the safety and health at work of all persons employed by it at an industrial undertaking by (i) providing and maintaining plant and work systems that do not endanger safety or health; (ii) making arrangement for ensuring safety and health in connection with the use, handling, storage and transport of articles and substances; (iii) providing all necessary information, instruction, training, and supervision for ensuring safety and health; (iv) providing and maintaining safe access to and egress from the workplaces; and (v) providing and maintaining a safe and healthy work environment.

The Factories and Industrial Undertakings (Electricity) Regulations (Chapter 59W of the Laws of Hong Kong) lay down basic safety requirements to guard against hazards associated with the distribution and use of electricity in an industrial undertaking.

Waterworks Ordinance (Chapter 102 of the Laws of Hong Kong) and Waterworks Regulation (Chapter 102A of the Laws of Hong Kong)

Plumbing installation that receives water supply from the Water Authority must comply with the provisions of the Waterworks Ordinance (Chapter 102 of the Laws of Hong Kong), Waterworks Regulations (Chapter 102A of the Laws of Hong Kong), Hong Kong Waterworks Standard Requirements for Plumbing Installation in Buildings, and Water Supplies Department Circular Letters issued to licensed plumbers and authorized persons. Only a licensed plumber or a public officer authorized by the Water Authority shall construct, install, maintain, alter, repair or remove pipes and fittings in buildings and between the building and a connection to the Government’s main for (i) a supply of water solely for the purposes of firefighting (i.e. fire service); and (ii) a supply of water (other than the pipes and fittings forming part of a fire service) (i.e. inside service). If any of our projects require plumbing installations, licensed plumbers will be engaged to carry out any such work in this respect and to obtain all necessary approvals and/or permits for such purpose.

Sewage Services Ordinance (Chapter 436 of the Laws of Hong Kong) and Sewage Services (Trade Effluent Surcharge) Regulation (Chapter 436B of the Laws of Hong Kong)

The Sewage Services Ordinance (Chapter 436 of the Laws of Hong Kong) states that any water consumer whose premises are connected to a public sewer are required to pay a sewage charge and a trade effluent surcharge if he operates one of the designated “non-domestics” trades listed in the Sewage Services (Trade Effluent Surcharge) Regulation (Chapter 436B of the Laws of Hong Kong).

Hong Kong Laws and Regulations relating to Licensing of Warehouse and Logistics Operators

Our business includes managing the operation of different kinds of warehouses. To the extent any aspects of our warehouse operation management services are required to be carried out by persons who hold certain qualifications and/or licenses, we engage, or arrange our clients to engage, appropriately licensed contractors and service providers to carry out any such work in this respect and to obtain all necessary approvals and/or permits for such purpose. Set out below are the major statutes governing the activities involved in the operation of warehouses which we manage for our clients.

Public Health and Municipal Services Ordinance (Chapter 132 of the Laws of Hong Kong) and Food Business Regulation (Chapter 132X of the Laws of Hong Kong)

Public Health and Municipal Services Ordinance (Chapter 132 of the Laws of Hong Kong), or the Public Health and Municipal Services Ordinance, and the Food Business Regulation (Chapter 132X of the Laws of Hong Kong), or the Food Business Regulation, requires that except under and in accordance with a license granted by the Food and Environmental Hygiene Department, no person shall carry on or cause, permit or suffer to be carried on the business of operating a cold store in Hong Kong. A cold store means any warehouse in which articles of food are stored under refrigeration. To the extent any of our clients require cold store premises in any of our projects, we engage, or arrange for our clients to engage, operators of cold stores who hold a valid and effective cold store license. If required, we also assist our clients to apply for and obtain cold store licenses.

In respect of food business involving the preparation of food for sale for human consumption of the premises, which we may undertake to manage for our clients from time to time, a food factory license is required to be obtained from the Food and Environmental Hygiene Department under the Public Health and Municipal Services Ordinance and the Food Business Regulation. Except under and in accordance with a license granted by the Food and Environmental Hygiene Department, no person shall carry on or cause, permit or suffered to be carried on any food factory business except with a food factory license. To the extent any of our clients require food factory premises in any of our projects, we engage, or arrange for our clients to engage, operators of food factories who hold a valid and effective food factory license. If required, we also assist our clients to apply for and obtain food factory licenses.

Dangerous Goods Ordinance (Chapter 295 of the Laws of Hong Kong)

Pursuant to the Dangerous Goods Ordinance (Chapter 295 of the Laws of Hong Kong), the Dangerous Goods Ordinance, storage of dangerous goods in excess of the prescribed exempted quantity shall require a dangerous goods license issued by the Director of the Fire Services Department. The Dangerous Goods Ordinance applies to, among others, all explosives, compressed gases, petroleum and other substances giving off inflammable vapors, substance giving off poisonous gas or vapor, corrosive substances, substances which become dangerous by interaction with water or air, and substances liable to spontaneous combustion or of a readily combustible nature. To the extent any of our clients require storage of dangerous goods in any of our projects, we engage, or arrange for our clients to engage, service providers who hold a valid and effective dangerous goods license. If required, we also assist our clients to apply for and obtain dangerous goods license.

Pharmacy and Poisons Ordinance (Chapter 138 of the Laws of Hong Kong)

The Pharmacy and Poisons Ordinance (Chapter 138 of the Laws of Hong Kong), the Pharmacy and Poisons Ordinance, governs the manufacture, labeling, distribution, dispensing, supply, wholesale and retail sale, possession registration and the import and export of pharmaceutical products or medicines in Hong Kong. Pharmaceutical products or medicines are required to conform to the standards on safety, efficacy and quality before they can obtain registration. Further, pharmaceutical products or medicines have to be registered with the Pharmacy and Poisons Board before they can be offered for sale in Hong Kong. To the extent that any of our clients require storage of medicine or any other substance governed by the Pharmacy and Poisons Ordinance in any of our projects, they are subject to compliance with the Pharmacy and Poisons Ordinance and, if required, we may assist our clients to apply for and obtain wholesale dealer licenses and licenses to manufacture pharmaceutical products.

Hong Kong Laws and Regulations relating to Environmental Protection for Construction Projects

Where any projects we undertake involves construction activities, we will be subject to compliance with the relevant environmental laws and regulations, as summarized below. To the extent any aspects of such construction activities are required to be carried out by persons who hold certain qualifications and/or licenses, we engage, or arrange for our clients to engage, appropriately licensed contractors and service providers to carry out all such work in this respect and to obtain all necessary approvals and/or permits for such purpose.

Air Pollution Control Ordinance (Chapter 311 of the Laws of Hong Kong)

The Air Pollution Control Ordinance (Chapter 311 of the Laws of Hong Kong), the Air Pollution Control Ordinance, is the principal legislation in Hong Kong for controlling emission of air pollutants and noxious odor from construction, industrial and commercial activities and other polluting sources. Subsidiary regulations of the Air Pollution Control Ordinance impose control on air pollutant emissions from certain operations through the issue of licenses and permits.

Any contractor that we or our clients engage will be responsible for a construction site (which is defined to mean a place where construction work is carried out and area in the immediate vicinity of any such place which is used for the storage of materials or plant used or intended to be used for the purpose of the construction work) and shall devise, arrange methods of working and carrying out the work in such a manner so as to minimize dust impacts on the surrounding environment, and shall provide experienced personnel with suitable training to ensure that these methods are implemented.

Noise Control Ordinance (Chapter 400 of the Laws of Hong Kong)

The Noise Control Ordinance (Chapter 400 of the Laws of Hong Kong), or the Noise Control Ordinance, controls the noise from construction, industrial and commercial activities. Any contractor that we or our clients engage shall comply with the Noise Control Ordinance and its subsidiary regulations in carrying out general construction work. For construction activities that are to be carried out during the restricted hours, construction noise permits are required from the Environmental Protection Department in advance.

Water Pollution Control Ordinance (Chapter 358 of the Laws of Hong Kong)

The Water Pollution Control Ordinance (Chapter 358 of the Laws of Hong Kong), or the Water Pollution Control Ordinance, controls the effluent discharged from all types of industrial, manufacturing, commercial, institutional and construction activities into public sewers, rainwater drains, river courses or water bodies. For any industry or trade generating wastewater discharge (except domestic sewage that is discharged into communal foul sewers or unpolluted water to storm drains), they are subject to licensing control by the Director of Environmental Protection and must be covered by an effluent discharge license. The license specifies the permitted physical, chemical and microbial quality of the effluent and the general guidelines are that the effluent does not damage sewers or pollute inland or inshore marine waters. To the extent any of our projects involve wastewater discharge, we engage, or arrange for our clients to engage, service providers who hold a valid and effective effluent discharge license. If required, we also assist our clients to apply for and obtain effluent discharge licenses.

Waste Disposal Ordinance (Chapter 354 of the Laws of Hong Kong)

The Waste Disposal Ordinance (Chapter 354 of the Laws of Hong Kong), or the Waste Disposal Ordinance, controls the production, storage, collection, treatment, recycling and disposal of wastes. At present, livestock waste, clinical waste and chemical waste are subject to specific controls whilst unlawful deposition of waste is prohibited. Any contractor that we or our clients engage shall observe and comply with the Waste Disposal Ordinance, which states that a person shall not use, or permit to be used, any land or premises for the disposal of waste unless with a license from the Director of the Environmental Protection. To the extent any of our projects involve disposal of waste, we engage, or arrange for our clients to engage, service providers who hold a valid and effective waste disposal license. If required, we also assist our clients to apply for and obtain waste disposal licenses.

Public Health and Municipal Services Ordinance (Chapter 132 of the Laws of Hong Kong)

The Public Health and Municipal Services Ordinance (Chapter 132 of the Laws of Hong Kong), or the Public Health and Municipal Services Ordinance, specifies actions that may arise to issuing of a nuisance notice served on the occupier or owner of the premises. The actionable conducts include (i) emission of dust from any building under construction or demolition in such manner as to be a nuisance; (ii) discharge of muddy water from a construction site; (iii) any accumulation of water on any premises found to contain mosquito larvae or pupae; (iv) any accumulation of refuse which is a nuisance or injurious to health; and (v) any premises in such a state as to a nuisance or injurious to health.

Environmental Impact Assessment Ordinance (Chapter 499 of the Laws of Hong Kong)

The Environmental Impact Assessment Ordinance (Chapter 499 of the Laws of Hong Kong), the Environmental Impact Assessment Ordinance, is to avoid, minimize and control the adverse environmental impacts from designated projects as specified in schedule of the Environmental Impact Assessment Ordinance (examples of designated projects include public utility facilities, certain large scale industrial activities and community facilities) through the application of the environmental impact assessment process and the environmental permit system prior to their construction and operation (and decommissioning, if applicable), unless exempted. Project owners are generally responsible for the application of environmental permits for the projects. If required, we assist our clients to apply for and obtain environmental permits.

Hong Kong Laws and Regulations relating to Employment and Occupational Safety and Health

As our employees primarily work for us in Hong Kong, we are subject to compliance with laws in Hong Kong in relation to labor and employment as well as occupational safety and health. Sets out below are the major statutes governing these matters in Hong Kong.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

Pursuant to the Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the Employment Ordinance, all employees covered by the Employment Ordinance are entitled to basic protection under the Employment Ordinance including but not limited to payment of wages, restrictions on wages deductions and the granting of statutory holidays.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

Pursuant to Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the Mandatory Provident Fund Schemes Ordinance, every employer must take all practicable steps to ensure that the employee becomes a member of a Mandatory Provident Fund scheme. The Mandatory Provident Fund Schemes Ordinance provides that an employer who is employing a relevant employee must, for each contribution period, from the employer’s own funds, contribute to the relevant Mandatory Provident Fund scheme the amount determined in accordance with the Mandatory Provident Fund Schemes Ordinance. An employer who fails to comply with such a requirement may face a fine and imprisonment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

Pursuant to Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the Employees’ Compensation Ordinance, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Employees’ Compensation Ordinance in respect of the liability of the employer. The insured amount shall be not less than HK$100 million per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offense and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the Employees’ Compensation Ordinance is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) and Occupational Safety and Health Regulation (Chapter 509A of the Laws of Hong Kong)

The Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong), or the Occupational Safety and Health Ordinance, aims to ensure the safety and health of employees when they are at work. Under the Occupational Safety and Health Ordinance, an employer must ensure the safety and health of his workplace by (i) providing and maintaining plant and work systems that are safe and without risks to health; (ii) making arrangement for ensuring safety and health in connection with the use, handling, storage or transport of plant or substances; (iii) providing all necessary information, instruction, training and supervision for ensuring safety and health; (iv) providing and maintaining safe access to and egress from the workplace; and (v) providing and maintaining a safe and healthy work environment.

The Occupational Safety and Health Regulation (Chapter 509A of the Laws of Hong Kong) further sets out basic requirements for accident prevention, fire precaution, workplace environment control, hygiene at workplaces, first aid, as well as what employers and employees are expected to do in manual handling operations.

C. Organizational Structure

For an organizational structure of the Company and its subsidiaries and a detailed description of the Company’s significant subsidiaries, see “Item 3. Key Information—Our Corporate Structure.”

D. Property, Plant and Equipment

The principal executive offices of our operating subsidiaries are located at c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong. As of the date of this annual report, we do not own any real property and we lease the above property in connection with our business operations. Our telephone number at this address is +852 2554 5666 and our fax number is +852 3705 3590.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

We provide comprehensive logistics solutions by connecting capital partners, logistics operators, and our innovative integration and application of logistics technologies through our end-to-end logistics solution business model. Our business primarily consists of two segments: (i) asset management and professional consultancy services, and (ii) construction management and engineering design services.

For logistics operators such as third-party logistics companies, or 3PLs, we provide one-stop logistics solutions whereby we procure capital partners to invest in logistics property development and redevelopment projects, provide support for 3PL customers in their bidding for commercial and government tender projects, help customers obtain relevant licenses for their planned logistics operations, and provide consulting services for customers to determine their strategies and overall logistics plans. We also act as the managing contractor to provide project management services before and during construction work in logistics property development projects, aiming to provide a turnkey solution to our customers. Our one-stop business model allows us to understand customers’ needs in all aspects of their workflow, provide solutions at each stage that fit into the overall plan, lower their operating costs through centrally managed work process, utilize our relationship network to assist customers in their business, and optimize the overall logistics operations for our customers.

For capital partners investing in our projects such as logistics property funds, we provide comprehensive asset management and project management services whereby we source suitable properties for development or conversion into logistics assets including automated warehouses, cold stores, e-commerce fulfillment and distribution centers and logistics parks, maximize the asset value through asset enhancement by applying logistics technologies, and find suitable logistics operators or users of the value-added logistics facilities under our management.

As one of the first movers into the property + logistics technology, or PLT, solution industry in Hong Kong, we have been operating in the logistics solution market since 2015 and two of our co-founders and directors have been working in this sector for over 20 years. We provide PLT solutions through Reitar Group, and construction management and engineering design services through Kamui Group. In the second half of 2022, we underwent a corporate reorganization whereby our Company acquired Kamui Group and Reitar Group. Over years of experience working in the logistics sector, we have gained in-depth professional expertise and developed strong connections with upstream and downstream players in the industry, including investment funds, landowners, both local and international 3PLs, suppliers, and equipment manufacturers. Our know-how relating to our customers’ operations which was obtained through years of services represents a key competitive advantage for us. The logistics service market in Hong Kong is dominated by a limited number of key 3PL operators, and we have built close business relationships with some of them. As a result, we relied on a small number of customers for the majority of our total revenue for the years ended March 31, 2022, 2023 and 2024.

Our leading market position, one-stop service business model, first-mover advantage, in-depth know-how and well-established customer base have enabled us to generate significant growth. For the years ended March 31, 2022, 2023 and 2024, our revenue was HK$144.2 million, HK$84.5 million and HK$252.0 million (US$32.2 million), and our net income was HK$19.2 million, HK$63.6 million and HK$19.6 million (US$2.5 million), respectively.

Major Factors Affecting Our Results of Operations

We believe the key factors affecting our financial condition and results of operations include the following:

Unfavorable financial market and economic conditions in Hong Kong, mainland China, and elsewhere in the world

As a provider of logistics, asset management and other related services mainly in Hong Kong, our business may be materially affected by conditions in the financial markets and economic conditions. Financial markets and economic conditions could be negatively impacted by many factors beyond our control, such as inability to access capital markets, control of foreign exchange, changes in exchange rates, rising interest rates or inflation, slowing or negative growth rate, government involvement in allocation of resources, inability to meet financial commitments in a timely manner, terrorism, pandemics such as political uncertainty, civil unrest, fiscal or other economic policy of Hong Kong or other governments, and the timing and nature of any regulatory reform. The current trade frictions between the United States and the People’s Republic of China may also give rise to uncertainties in global economic conditions and adversely affect general investor confidence. Unfavorable financial market and economic conditions in Hong Kong, mainland China, and elsewhere in the world could negatively affect our customers’ businesses and materially reduce demand for our services and increase price competition among logistic service providers seeking such engagements, and thus could materially and adversely affect our business, financial condition, and results of operations. In addition, our profitability could be adversely affected due to our fixed costs and the possibility that we would be unable to reduce our variable costs without reducing revenue or within a timeframe sufficient to offset any decreases in revenue relating to changes in market and economic conditions.

Shortage of labor, industrial actions, strikes or material increase in labor costs

We rely on a stable workforce, either directly employed by us or our subcontractors, to carry out construction work for our projects. In particular, subcontractors with various skills and expertise are required for each project to complete the work. Industrial actions of any one discipline may disrupt the progress of the construction work. There is no assurance that industrial actions or strikes will not be launched or there will be sufficient supply of labor in the future. Such industrial actions, strikes or material shortage of labor may adversely impact our business performance, profitability and results of operation.

Moreover, the economy in Hong Kong and globally has experienced general increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong and certain other regions are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to pay various statutory employee benefits, including mandatory provident fund to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to fines and other penalties. We expect that the labor costs, including wages and employee benefits, will continue to increase. Since our subcontracting fees include the labor of our subcontractors, when there is a significant increase in the cost of labor, our subcontracting fees will increase and as a result, our profitability would be adversely affected. Unless we are able to control the labor costs or pass on these increasing labor costs, our financial condition and results of operations may be adversely affected.

Natural disasters, health epidemics or pandemics, and other outbreaks, most notably those related to the outbreak of COVID-19

The outbreak of COVID-19 has spread throughout the world. On March 11, 2020, the World Health Organization declared the outbreak a global pandemic. Many businesses and social activities in Hong Kong, mainland China and other countries and regions have been severely disrupted starting in the first quarter of 2020, including those of our suppliers, customers and employees. This global outbreak has also caused market panics, which materially and negatively affected the global financial markets, such as the plunge of global stocks on major stock exchanges in March 2020. Such disruption and the potential slowdown of the world’s economy in 2020 and beyond could have a material adverse effect on our results of operations and financial condition.

If the communal spread of COVID-19 in Hong Kong continues to be severe, our operating subsidiaries in Hong Kong may be required to suspend our operations and our business and operations may be disrupted as our services involve construction management and engineering design, which could not be conducted merely through telecommuting from home. Furthermore, if any of our staff is issued with quarantine orders, stay-home notices or has contracted with any severe communicable diseases, we may be required to quarantine some or all of our employees or temporarily close down our offices for disinfecting our workplace and facilities used for our operations. We may be required to take extra hygiene precautions for our operations, which may result in higher administrative costs. In such events, our business and operations may be materially and adversely affected or disrupted if a significant number of our staff are unable to report to work for a prolonged period of time.

All of these had, and may continue to, have a material adverse effect on our results of operations and financial condition in the near term. We are closely monitoring the development of COVID-19 and continuously evaluating any further potential impact on our business, results of operations and financial condition, which we believe will depend on the duration and degree of the pandemic. If the outbreak persists or escalates, we may be subject to further negative impact on our business operations and financial condition.

Our ability to successfully identify, source and develop additional warehouse properties in a timely fashion

Under our rent-to-rent model, we may not be successful in identifying and obtaining right to use of additional warehouse properties at desirable locations and on commercially reasonable terms or at all. We may also incur costs in connection with evaluating warehouse properties and negotiating with property owners or occupiers, including properties which we are subsequently unable to obtain right to use. In addition, we may not be able to develop additional warehouse properties on a timely basis due to construction delays or equipment and material shortages. If we fail to successfully identify, secure or develop in a timely fashion additional warehouse properties, our ability to execute our growth strategy could be impaired and our business and prospects may be materially and adversely affected.

Our ability to collect service fee from our customers in a timely manner

We utilize a rent-to-rent model, under which we obtain right to use of warehouses that are usually in bare-bones condition by way of operating lease, or service agreement, and then offer the right to use to our customers after renovation. Therefore, we are subject to the risks inherent in a rent-to-rent model, including:

●	upfront capital outlay for warehouse sourcing and renovation;

●	ongoing capital needs to maintain warehouses;

●	inability to collect service fee from our customers in a timely manner or at all; and

●	mismatch between our service agreement term with landlords or land occupiers, and our service agreement term with our customers.

Any one or more of these factors could adversely affect our business, financial condition and results of operations.

We generally incur substantial upfront capital outlay before we start to generate revenue on the relevant warehouses which we offer the right to use to our customers. These include capital outlay for market research and evaluation of the target geographic area for expansion, warehouse searching, prepayment of a few months’ service fee to the landlords or land occupiers, and renovation of the warehouse that are usually in bare-bone condition, including to add cold chain and food processing functions, and make them suitable for our customers’ needs. We follow a disciplined and systematic process to expand our warehouse network, involving comprehensive market research, site visits and other preparation work, during which period we may incur substantial operating costs and expenses. In addition, the period between when we sign the service agreement with the landlord or land occupier and when we receive service fee payments from our customers may be significantly longer than expected due to some factors that are beyond our control, including but not limited to, substantial delay during the renovation period due to third-party contractors’ default, and inability to attract and retain customers in a timely manner due to rental market condition. Inability to timely access financing on favorable terms or at all or to collect service fee from our customers in a timely manner or at all would materially and adversely affect our business, results of operations, financial condition and growth prospects.

Long selling cycle to secure a new service agreement and a long implementation cycle, requiring significant investments of resources

We typically face a long selling cycle to secure a new service agreement, which requires significant investment of resources and time by both our customers and us. Before committing to use our services, potential customers require us to spend time and resources educating them on the value of our services and assessing the feasibility of integrating our systems and processes with theirs. Our customers then evaluate our services before deciding whether to use them. Therefore, our enterprise selling cycle is subject to many risks and delays over which we have little control, including our customers’ decisions to choose alternatives to our services (such as other providers or in-house resources) and the timing of our customers’ budget cycles and approval processes.

Implementing our enterprise services involves a significant commitment of resources over an extended period of time from both our customers and us. Depending on the scope and complexity of the processes being implemented, these time periods may be significantly longer. Our customers and future customers may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to close sales with potential customers to which we have devoted significant time and resources, which could have a material adverse effect on our business, results of operations, financial condition and cash flows, as we do not recognize significant revenue until after we have completed the implementation phase.

Recent Developments

During the year ended March 31, 2023, we provided professional consultancy services to one of our capital partners and began preliminary construction management and engineering design work for an automated cold store development project (the “Project”). The Project expects to transform an industrial building in the New Territories, Hong Kong, to be one of the largest-scale automated cold chain warehouse in Hong Kong with a GFA of over 200,000 square feet, upon completion in the second half of 2024.

In May 2023, we entered into a series of agreements regarding such building conversion project. Cogen Advisory Limited, one of our subsidiaries, acts as a property advisor to provide asset and project management services in the Project. Kamui Construction acts as the managing contractor for the Project under a design and build contract for a total contract sum of estimated HK$255 million. The Project expects to transform an industrial building in the New Territories, Hong Kong, to be one of the largest-scale automated cold chain warehouse in Hong Kong with a GFA of over 200,000 square feet, upon completion in the second half of 2024. The transformed warehouse will feature innovative technologies such as efficient refrigeration and freezing equipment, intelligent real-time monitoring, and control and adjustment systems to enable fully automated operations for smart logistics. Due to increasing appetite for frozen food and insufficient equipment in Hong Kong, we expect to further develop multiple large-scale automated cold chain centers locally in the next three years to meet market demand.

Discontinued operation

The subleasing business was previously one of our business lines acquired through the business combination of Reitar Capital Partners Limited on November 9, 2022. Prior to the business combination, two of our wholly-owned subsidiaries, Reitar Cold Chain and Reitar Logtech Group, was engaged in such business in respect of three warehouses which were installed with cold storage equipment. An independent third party, a Hong Kong based logistic service provider, (“Party A”) was the user of the two warehouses and provider of one warehouse. Party A proposed to obtain the warehouse and the cold storage equipment from Reitar Cold Chain and Reitar Logtech Group. Our subleasing business was discontinued following the transaction which involved (i) termination of the relevant agreements of the Company in respect of the three warehouses and (ii) transfer of cold storage equipment from the Company to Party A.

(i)	Termination of relevant agreements: In November 2022, Reitar Cold Chain and Reitar Logtech Group ceased the business and terminated the agreements. On March 31, 2023, Party A agreed to pay to Reitar Cold Chain and Reitar Logtech Group a net amount of HK$4.1 million (US$0.5 million) as termination charge.

(ii)	Transfer of cold storage equipment: On March 31, 2023, Reitar Cold Chain entered into an asset transfer agreement to sell the entire cold storage equipment owned by Reitar Cold Chain to Party A for a total of HK$69.0 million (US$8.8 million).

As of March 31, 2023, the net outstanding amount in relation to the above arrangement from Party A amounted to HK$58.46 million (US$7.45 million). Subsequently on September 22, 2023, a deed of addendum was entered of which the repayment schedule for the remaining balance of HK$58.46 million (US$7.45 million) was adjusted to be settled by installments from January 2024 to October 2024. On March 28, 2024, a deed of share pledge was entered of which the major shareholder of Hi Speed Group pledges his owned ordinary shares of Hi Speed as a security in favor of the Company in such a way that, in the event of default of payment by Hi Speed, the Company may exercise its right to seize the said ordinary shares that commensurate the aggregate outstanding amounts of the net outstanding from Hi Speed.

The following tables set forth the results of operations and cash flows of discontinued operation, that was included in our consolidated financial statements:

	Year ended March 31, 2023
	HK$	US$
Revenue	—	—
Cost of revenue – depreciation	(1,950,192)	(248,435)
Gross profit	(1,950,192)	(248,435)
Loan interest income	441,863	56,289
Gain on waiver of amount due to vendors (note)	5,702,300	726,417
Operating expense	(60,000)	(7,643)
Income before income tax expenses	4,133,971	526,627
Income tax expenses	—	—
Net income and total comprehensive income	4,133,971	526,627

Net cash used in operating activities – discontinued operation	(60,000)	(7,643)
Net cash generated from operating activities – discontinued operation	7,000,000	891,731

Note:	On December 7, 2021 and December 8, 2021, we entered contracts with a vendor to purchase cold storage property and equipment at a cost of HK$23,402,300 (US$2,981,223). We obtained the control of the cold storage equipment on January 15, 2022. On January 31, 2023, we and the vendor entered a waiver agreement to waive an outstanding balance of HK$5,702,300 (US$726,416).

The discontinued operation was acquired on November 9, 2022. As such, no assets and liabilities as of March 31, 2022 were presented. For details of the discontinued operations, see the consolidated financial statements and the related notes included elsewhere in this annual report.

Key Components of Results of Operations

Revenue

We derive our revenue primarily from provision of construction management and engineering design services. For the years ended March 31, 2022, 2023 and 2024, we generated total revenue of HK$144.2 million, HK$84.5 million and HK$252.0 million (US$32.2 million), respectively. The following table sets forth the breakdown of our revenue for the periods indicated:

	Years ended March 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Service lines:
Construction management and engineering design services:
Construction management and engineering design services	141,471,098	77,483,493	230,970,927	29,513,657
Maintenance services	2,680,881	1,542,361	7,028,760	898,141
Sub-total	144,151,979	79,025,854	237,999,687	30,411,798
Asset management and professional consultancy services:
Asset management services	—	2,893,668	5,990,000	765,407
Professional consultancy services	—	2,565,817	7,990,188	1,020,993
Sub-total	—	5,459,485	13,980,188	1,786,400
Total	144,151,979	84,485,339	251,979,875	32,198,198

During the years ended March 31, 2022, 2023 and 2024, we derived revenue primarily from our construction management and engineering design services, and we also generated revenue from our asset management and professional consultancy services provided by the Reitar Group for the year ended March 31, 2023 and 2024 since we acquired 100% equity interest in Reitar Capital Partners Limited, which owns 100% equity interest of Reitar Group, in November 2022.

Our construction management and engineering design services mainly comprise two service lines, (i) construction management and engineering design services, and (ii) maintenance services. Our construction management and engineering design service mainly includes the management of construction projects for logistics infrastructure. We made use of our advanced logistics and cold chain and food processing technology platform to set up properties for use as a cold store warehouse or food factory to ensure that they meet the relevant requirements of government authorities for the relevant licenses. For the years ended March 31, 2022, 2023 and 2024, our revenue was principally derived from the provision of construction management and engineering design service, which contributed to HK$141.5 million, HK$77.5 million and HK$231.0 million (US$29.5 million), representing 98.1%, 91.7% and 91.7% of our total revenue, respectively.

Our maintenance services mainly include repair, software enhancement, cleaning or inspection services during the maintenance periods.

Our asset management and professional consultancy services mainly comprise two service lines, (i) asset management service, and (ii) professional consultancy service. We provide comprehensive logistics real estate asset management support and technical consultancy services for customers that own investment or plan to invest in logistics real estate. For the year ended March 31, 2023, we generated revenue of HK$2.9 million and HK$2.6 million from our asset management service and professional consultancy service, respectively. For the year ended March 31, 2024, we generated revenue of HK$6.0 million (US$0.8 million) and HK$8.0 million (US$1.0 million) from our asset management service and professional consultancy service, respectively.

Cost of revenue

Our cost of revenue was HK$107.2 million, HK$60.1 million and H$187.9 million (US$24.0 million), respectively, for the years ended March 31, 2022, 2023 and 2024. The trend of cost of revenue of each of the service lines was in line with the trend of the revenue of respective service line during the period.

The following table presents our cost of revenue by service lines for the periods indicated:

	Years ended March 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Service lines:
Construction management and engineering design services:
Construction management and engineering design services	105,193,673	56,694,345	176,780,306	22,589,134
Maintenance services	2,030,520	943,812	2,466,118	315,123
Sub-total	107,224,193	57,638,157	179,246,424	22,904,257
Asset management and professional consultancy services:
Asset management services	—	1,137,204	3,939,293	503,366
Consultancy services	—	1,302,960	4,734,892	605,028
Sub-total	—	2,440,164	8,674,185	1,108,394
Total cost of revenue	107,224,193	60,078,321	187,920,609	24,012,651

The following table presents our cost of revenue by nature for the periods indicated:

	Years ended March 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Subcontracting fee	104,403,898	49,059,395	156,563,553	20,005,821
Staff cost	1,643,872	7,529,384	13,615,451	1,739,794
Others	1,176,423	3,489,542	17,741,605	2,267,036
Total cost of revenue	107,224,193	60,078,321	187,920,609	24,012,651

Our cost of revenue primarily consisted of subcontracting fee staff cost, and other costs such as material costs and insurance expenses. Subcontracting fee represents fees we paid to subcontractors to whom we outsourced part of the services we provide. Subcontracting fee accounted for 97.4%, 81.7% and 83.3% of total cost of revenue for the years ended March 31, 2022, 2023 and 2024, respectively.

Gross profit and gross profit margin

For the years ended March 31, 2022, 2023 and 2024, our gross profit was HK$36.9 million, HK$24.4 million and HK$64.1 million (US$8.2 million), respectively. Our overall gross profit margin was 25.6%, 28.9% and 25.4%, respectively, for the same periods. Our overall gross profit and gross profit margin for each period are the combined effects of the respective gross profit and gross profit margin of our individual projects recognized during the respective period, which are dependent on various factors, including but not limited to (i) the nature of the projects; (ii) our pricing strategy at the time we tendered for the individual projects; and (iii) the progress of individual projects.

The following table presents our gross profit and gross profit margin by service lines for the periods indicated:

	Years ended March 31,
	2022		2023		2024
	Gross profit	Margin	Gross profit	Margin	Gross profit		Margin
	HK$		HK$		HK$	US$
Service lines:
Construction management and engineering design services	36,277,425	25.6%	20,789,148	26.8%	54,190,621	6,924,523	23.5%
Maintenance services	650,361	24.3%	598,549	38.8%	4,562,642	583,018	64.9%
Asset management services	—	—%	1,756,464	60.7%	2,050,707	262,041	34.2%
Professional consultancy services	—	—%	1,262,857	49.2%	3,255,296	415,965	40.7%
Total	36,927,786	25.6%	24,407,018	28.9%	64,059,266	8,185,547	25.4%

Operating expenses

For the years ended March 31, 2022, 2023 and 2024, our operating expenses were HK$13.5 million, HK$15.0 million and HK$35.9 million (US$4.6 million), respectively. Our operating expenses included management fee, salary and allowance, depreciation, demonstration expenses, consultancy fee and others. The following table sets forth components of our operating expenses for the periods indicated:

	Years ended March 31,
	2022		2023		2024
	HK$	%	HK$	%	HK$	US$	%
Management fee	6,101,612	45.3%	3,952,004	26.3%	892,998	114,108	2.5%
Salary and allowance	1,642,778	12.2%	4,733,405	31.6%	15,509,419	1,981,807	43.2%
Depreciation of property and equipment	33,720	0.3%	696,482	4.6%	2,391,477	305,585	6.7%
Amortization of operating lease right-of-use assets	—	—%	567,166	3.8%	2,455,945	313,823	6.8%
Demonstration expenses	2,726,640	20.3%	—	—%	—	—	—%
Consultancy fee	1,864,982	13.9%	115,540	0.8%	45,000	5,750	0.1%
Provision for expected credit losses	700,899	5.2%	1,809,747	12.1%	7,022,680	897,363	19.6%
Auditor’s remuneration	25,500	0.2%	1,280,000	8.5%	2,734,800	349,455	7.6%
Others(1)	355,309	2.6%	1,844,230	12.3%	4,821,835	616,138	13.5%
Total	13,451,440	100%	14,998,574	100%	35,874,154	4,584,029	100%

Note:

(1)	Others primarily consisted of legal and professional fee and other miscellaneous expenses for administrative purposes.

Management fee. Management fee primarily consisted of fees payable to Kamui Group Development Limited, or KGDL, for the usage of KGDL’s office space and for human resources management services, project support services and other management services provided by KGDL, and property management fee payable to a third party.

Salary and allowance. Salary and allowance primarily consisted of salaries and retirement benefit scheme contributions of the administrative and operational staff.

Depreciation of property and equipment. Depreciation of property and equipment primarily consisted of the depreciation of the leasehold improvement in relation to our newly refurbished office at Kwun Tong, Hong Kong.

Amortization of operating lease right-of-use assets. Amortization of operating lease right-of-use assets mainly consisted of the amortization of operating lease right-of-use assets in relation to the lease of our office at Kwun Tong, Hong Kong.

Demonstration expenses. Demonstration expenses primarily consisted of expenses incurred for introduction and demonstration of automated equipment and facilities to our potential customers.

Consultancy fee. Consultancy fee primarily consisted of consultancy fee for technical advice on automatic or other computerized equipment.

Interest expense

Our interest expense primarily consisted of deemed interest on short-term bank loans.

Other income

The following table presents our breakdown of other income for the periods indicated:

	Years ended March 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Government subsidies	17,010	257,074	—
Exchange difference	—	9,720	—
Loan interest income	—	—	40,000	5,111
Others	1,054	259	1,800	230
Total	18,064	267,053	41,800	5,341

For the years ended March 31, 2022, 2023 and 2024, our other income was approximately HK$18,000, approximately HK$267,000 and approximately HK$42,000 (US$5,000), respectively.

Government subsidies. Government subsidies primarily consisted of the anti-epidemic funds received from the Hong Kong government under the Employment Support Scheme.

Exchange difference. Exchange difference primarily consisted of exchange gain arisen from the foreign exchange differences resulting from the fluctuation of RMB against the Hong Kong dollar.

Loan interest income. Loan interest income primarily consisted of the interest income of 2.5% per month charged on a short-term loan to a third party.

Other expense

Our other expense for the years ended March 31, 2022 and 2024 primarily consisted of exchange loss arisen from the foreign exchange difference resulting from the fluctuation of RMB against the Hong Kong dollar.

Impairment loss on goodwill

Impairment loss on goodwill for the year ended March 31, 2024 primarily consisted of the impairment loss recognized on goodwill arising from acquisition of Alvin Design and Construction Company Limited (“Alvin Design”), currently our wholly owned subsidiary, in September 2023. Based on our qualitative analysis, which considered the reporting unit results, projections and additional business and industry specific considerations, we believe that the operation of Alvin Design is in an early stage and it is uncertain whether it will generate economic benefit in the foreseeable future. As such, we recognize goodwill impairment of HK$1,500,000 (approximately US$192,000) during the year ended March 31, 2024.

Taxation

Hong Kong

For the years ended March 31, 2022, 2023 and 2024, we generated all of our taxable income in Hong Kong.

Kamui Development Group Limited, Kamui Cold Chain Engineering & Service Limited, Kamui Construction & Engineering Group Limited and Kamui Logistics Automation System Limited, Reitar Logtech Group Limited, Reitar Cold Chain Limited, Reitar Properties Leasing Limited, Reithub Consulting Limited, Reitar Asset Management Limited, Cogen Advisory Limited and Cogen Investment (WS) Limited are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax law, all the above-mentioned Hong Kong companies are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue recognition

We recognize revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued additional related Accounting Standards Updates (collectively, “ASC 606”). We derive revenue principally from (i) provision of construction management and engineering design services and (ii) provision of asset management and professional consultancy services in Hong Kong. We enter into agreements with customers that create enforceable rights and obligations and for which it is probable that we will collect the consideration to which we will be entitled as services transfer to the customer. It is customary practice for us to have written agreements with our customers and revenue on oral or implied arrangements is generally not recognized. We recognize revenue based on the consideration specified in the applicable agreement. Revenue from contracts with our customers is recognized using the following five steps:

1.	identify the contract(s) with a customer;

2.	identify the performance obligations in the contract;

3.	determine the transaction price;

4.	allocate the transaction price to the performance obligations in the contract; and

5.	recognize revenue when (or as) the entity satisfies a performance obligation.

Generally, revenue is recognized when we have negotiated the terms of the transaction, which includes determining either the overall price, or the price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and we are reasonably assured that funds have been or will be collected from the customer.

We currently generate our revenue by the below sources:

(a) Construction management and engineering design services

We currently generate revenue from providing construction management and engineering design services. We are typically contracted through invitation to tender from or corporate negotiation with existing or potential customers in Hong Kong. We recognize revenue using the percentage-of-completion method, based primarily on contract costs incurred to date compared to total estimated contract costs. The percentage-of-completion method (an input method) is the most representative depiction of our performance because it directly measures the value of the services or products transferred to the customer. Subcontractor materials, labor and equipment are included in revenue and cost of revenue when management believes that we are acting as a principal rather than as an agent (e.g., we integrate the materials and labor into the deliverable promised to the customer or are otherwise primarily responsible for fulfillment and acceptability of the materials and labor). The performance obligation is the transfer of control of the completed products which is not divisible and separately identifiable; the Company provides the value added service by integrating goods and services into a single product for which the customer has contracted. As such, the Company’s contracts typically contain one single performance obligation to complete which is a defined construction project. The Company currently does not have any modifications to its existing contracts and the contracts currently do not include any variable consideration. The transaction price is clearly identifiable within sales contracts. Historically, any contract acquisition costs have been immaterial; in the event that such costs may arise, the Company will expense such costs incurred as periodic costs.

Recognition of revenue and cost of revenue for construction projects requires significant judgment by our management, including, among other things, estimating total costs expected to be incurred to complete a project and measuring progress toward completion. Our management reviews contract estimates regularly to assess revisions of estimated costs to complete a project and measurement of progress toward completion. Our management believes it maintains reasonable estimates based on prior experience; however, many factors contribute to changes in estimates of contract costs. Accordingly, estimates made with respect to uncompleted projects are subject to change as each project progresses and better estimates of contract costs become available. All contract costs are recorded as incurred, and revisions to estimated total costs are reflected as soon as the obligation to perform is determined. In the event that an estimated losses on uncompleted contracts may occur based on evidence that indicates that the estimated total cost of a contract exceeds its estimated total revenue, regardless of the stage of completion, a provision for the loss of the full amount will be recognized to the result of operations. Contract costs consist of (i) direct costs on contracts, including labor, materials, and amounts payable to subcontractors and (ii) indirect costs.

Our contracts set forth payment terms that require the customer to make payment within 30 days of billing which is triggered by us reaching the milestone to bill the customer.

Our management does not believe that our contracts include a significant financing component because the period between delivery or the contracting services to the customer and the time of payment does not typically exceed one year.

We generally provide limited warranties for work that we have performed under our engineering and construction management contracts; these warranty periods are known as the defect liabilities period, or DLP. The DLP typically extends for a duration of one year from the substantial completion of the project for the customer. Historically, warranty claims have not resulted in significant costs. Contracts will include a provision whereby the customer will withhold 5% to 10% of the total contract value until the end of the DLP at which point the customer will release the retention amounts to us.

We have no obligations for returns, refund or similar obligations of our projects with customers.

For the years ended March 31, 2022, 2023 and 2024, we are not aware of any material claims against us in relation to construction management and engineering design services provided.

(b) Maintenance services

Revenue from maintenance service contracts, which require us to render repair, maintenance, software enhancement, and cleaning or inspection services during the contracted maintenance periods, is generally within one year. Maintenance service contracts are entered separately with existing or potential customers. Revenue generated from maintenance service is recognized over the coverage period on a straight-line basis.

(c) Asset management services

We provide asset management services for construction projects involving refrigerated storage and warehouses. As a manager of sites, such as warehouses or construction sites, we provide a variety of services, including but not limited to planning and design management, construction scheduling management, sub-contracting vendor management, construction cost controls, material management, and quality assurance and oversight.

(d) Professional consultancy services

We provide professional consultancy service for construction projects involving renovation work, interior design and modification work of commercial units and residential or commercial redevelopment work. We provide a variety of services, including but not limited to providing professional advice on design and work plan, performing construction work progress review, handling the application of building certifications, and the preparation of feasibility reports.

We obtain asset management service and professional consultancy service contracts through invitations to bid or via negotiations with existing or prospective corporate clients in Hong Kong. We recognize revenue from asset management service and professional consultancy service using the percentage-of-completion method, which is predominantly based on contract costs incurred to date relative to the total estimated contract costs. The percentage-of-completion method (an input method) is the most accurate representation of our performance because it measures directly the value of the services or products transferred to the consumer. In providing asset management service and professional consultancy service, most of our expenses are comprised of staff cost and subcontracting labor cost. Due to the continuous transfer of control to the customer, we record revenue from these types of contracts over time, as performance obligations are met. In general, contracts are accounted for as a single unit of account (a single performance obligation) and are not segmented by service types. We currently do not have any contract modifications, nor does the contract have any variable consideration. A transaction price is plainly identifiable in contracts. Historically, contract acquisition costs have been insignificant; if such costs were to arise, we would expense them as a periodic cost. Our customers are charged monthly service fees with a 30-day credit term.

We have no obligations for returns, refunds or similar obligations of our projects with customers.

For the years ended March 31, 2022, 2023 and 2024, we are not aware of any material claims against us in relation to asset management services and professional consultancy services provided.

Discontinued operations

We have adopted ASC Topic 205 “Presentation of Financial Statements” Subtopic 20-45, in determining whether any of our business component(s) classified as held for sale, disposed of by sale or other than by sale is required to be reported in discontinued operations. In accordance with ASC Topic 205-20-45-1, a discontinued operation may include a component of an entity or a group of components of an entity, or a business or non-profit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

Cost of revenue

Cost of revenue consists of subcontracting fee, staff cost, material cost, depreciation and other indirect costs. Subcontracting fee includes both subcontracting costs and other outside costs associated with performance under contracts with customers. Staff costs represent the portion of salaries and wages incurred in connection with the production of deliverables under contracts with customers. Performance under contracts does not involve significant machinery or other long-term depreciable assets.

Contract assets, net

Contract assets, net are recorded when the progress to completion revenue earned on contracts exceeds amounts actually billed under the contract.

Contract liabilities

Contract liabilities are recorded when amounts actually billed under a contract exceed the progress to completion revenue earned under the contract.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Years ended March 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Revenue	144,151,979	84,485,339	251,979,875	32,198,198
Cost of revenue	(107,224,193)	(60,078,321)	(187,920,609)	(24,012,651)
Gross profit	36,927,786	24,407,018	64,059,266	8,185,547

Operating expenses:
Management fee	(6,101,612)	(3,952,004)	(892,998)	(114,108)
Salary and allowance	(1,642,778)	(4,733,405)	(15,509,419)	(1,981,807)
Depreciation of property and equipment	(33,720)	(696,482)	(2,391,477)	(305,585)
Amortization of operating lease right-of-use assets	—	(567,166)	(2,455,945)	(313,823)
Demonstration expenses	(2,726,640)	—	—	—
Consultancy fee	(1,864,982)	(115,540)	(45,000)	(5,750)
Provision for expected credit losses	(700,899)	(1,809,747)	(7,022,680)	(897,363)
Auditor’s remuneration	(25,500)	(1,280,000)	(2,734,800)	(349,455)
Others	(355,309)	(1,844,230)	(4,821,835)	(616,138)
Total operating expenses	(13,451,440)	(14,998,574)	(35,874,154)	(4,584,029)

Income from continuing operation	23,476,346	9,408,444	28,185,112	3,601,518

Other income (expenses):
Bank interest income	3,722	9	195,319	24,958
Interest expense	(167,293)	(220,201)	(1,486,629)	(189,963)
Other income	18,064	267,053	41,800	5,341
Other expense	(2,897)	—	(1,600)	(204)
Impairment loss on goodwill	—	—	(1,500,000)	(191,671)
Total other income (expenses), net	(148,404)	46,861	(2,751,110)	(351,539)

Income from continuing operation before income tax expenses	23,327,942	9,455,305	25,434,002	3,249,979
Income tax expenses	(4,163,246)	(1,994,996)	(5,806,012)	(741,897)
Net income from continuing operation	19,164,696	7,460,309	19,627,990	2,508,082
Gain on discontinued operation	—	56,150,372	—	—

Net income	19,164,696	63,610,681	19,627,990	2,508,082
Add: net loss attributable to non-controlling interests from continuing operation	—	(101,880)	(131,456)	(16,798)
Net income attributable to the company’s ordinary shareholders and total comprehensive income	19,164,696	63,712,561	19,759,446	2,524,880

Year ended March 31, 2024 compared to year ended March 31, 2023

Revenue. Our revenue increased by 198.2% from HK$84.5 million for the year ended March 31, 2023 to HK$252.0 million (US$32.2 million) for the year ended March 31, 2024, which was primarily due to the increase in revenue generated from both segments of construction management and engineering design services and asset management and professional consultancy services.

We provided construction management and engineering design services to 19 clients in 174 projects in the year ended March 31, 2023. For the year ended March 31, 2024, we strived to streamline our project pipeline and invest our resources on large scale cooperation projects, the number of projects undertaken decreased to 48 and we served 19 clients. Our contract amount for the construction management and engineering design services increased from HK$726.0 million in the year ended March 31, 2023 to HK$905.9 million in the year ended March 31, 2024. The area of cold storage converted by us increased from 190,280 square feet in the year ended March 31, 2023 to 226,050 square feet in the year ended March 31, 2024. As a result, our revenue generated from construction management and engineering design services segment increased by 201.3% from HK$79.0 million for the year ended March 31, 2023 to HK$238.0 million for the year ended March 31, 2024.

In terms of our asset management services, we served seven clients (in five projects) and three clients (in three projects) in the year ended March 31, 2023 and 2024, respectively. The total gross floor area and the total managing amount we recorded for our asset management services in the year ended March 31, 2024 decreased to 700,000 square feet and HK$2.75 billion, respectively. Nevertheless, our revenue generated from asset management and professional consultancy services segment increased by 154.5% from HK$5.5 million for the year ended March 31, 2023 to HK$14.0 million for the year ended March 31, 2024, primarily due to the full-year effect of revenue recognized for the year ended March 31, 2024 for certain asset management and professional consultancy projects commenced during the year ended March 31, 2023.

Cost of revenue. Our cost of revenue increased by 212.6% from HK$60.1 million for the year ended March 31, 2023 to HK$187.9 million (US$24.0 million) for the year ended March 31, 2024, which was primarily in line with the overall increase in our revenue.

Gross profit and gross profit margin. As a result of the foregoing, we recorded an increase by 162.7% in gross profit from HK$24.4 million for the year ended March 31, 2023 to HK$64.1 million (US$8.2 million) for the year ended March 31, 2024, which was primarily in line with the overall increase in our revenue.

Our overall gross profit margin decreased from 28.9% for the year ended March 31, 2023 to 25.4% for the year ended March 31, 2024, primarily due to the increase in staff cost as a result of the hiring of additional staff to manage our growing projects.

Operating expenses. Our total operating expenses increased by 139.3% from HK$15.0 million for the year ended March 31, 2023 to HK$35.9 million (US$4.6 million) for the year ended March 31, 2024, which was primarily due to increase in salary and allowance by HK$10.8 million, other expenses by HK$3.0 million, amortization of operating lease right-of-use assets by HK$1.9 million and depreciation of property and equipment by HK$1.7 million. Our operating expenses as a percentage of our revenue was 14.2% for the year ended March 31, 2024 as compared with 17.8% for the year ended March 31, 2023.

●	Management fee. Our management fee decreased from HK$4.0 million for the year ended March 31, 2023 to approximately HK$0.9 million (approximately US$114,000) for the year ended March 31, 2024, primarily because we ceased to use the office space of Kamui Group Development Limited, one of our once related parties, for its human resources management services, project support services and other management services. The management fee for the year ended March 31, 2024 consists of the property management fee payable to a third party.

●	Salary and allowance. Our salary and allowance increased from HK$4.7 million for the year ended March 31, 2023 to HK$15.5 million (US$2.0 million) for the year ended March 31, 2024, primarily due to the hiring of additional staff to cope with the increased administrative work brought by our growing business.

●	Depreciation of property and equipment. Our depreciation increased from approximately HK$0.7 million for the year ended March 31, 2023 to HK$2.4 million (approximately US$306,000) for the year ended March 31, 2024, mainly due to the leasehold improvement of our refurbished office at Kwun Tong, Hong Kong with a cost of HK$6,165,000.

●	Amortization of operating lease right-of-use assets. Our amortization of operating lease right-of-use assets increased from approximately HK$0.6 million for the year ended March 31, 2023 to HK$2.5 million (approximately US$314,000) for the year ended March 31, 2024, mainly due to the full year effect of the lease of our office at Kwun Tong, Hong Kong which was entered into in July 2022.

●	Consultancy fee. We recorded consultancy fee for seeking technical advice from third parties on automatic or other computerized equipment of approximately HK$116,000 and HK$45,000 for the years ended March 31, 2023 and 2024, respectively.

●	Provision for expected credit losses. Our provision for expected credit losses increased from approximately HK$1.8 million for the year ended March 31, 2023 to HK$7.0 million (approximately US$897,000) for the year ended March 31, 2024, mainly as a result of an increase in the trade receivables, contract assets, retention receivable and other receivables due to our business growth.

●	Auditor’s remuneration. Our auditor’s remuneration increased from approximately HK$1.3 million for the year ended March 31, 2023 to HK$2.7 million (approximately US$349,000) for the year ended March 31, 2024, mainly due to the audit fees in relation to the initial public offering.

●	Others. Our other expenses increased from approximately HK$1.8 million for the year ended March 31, 2023 to HK$4.8 million (approximately US$616,000) for the year ended March 31, 2024, primarily due to an increase in the expenses incurred for transportation, insurance and repair and maintenance.

Bank interest income. We recorded bank interest income of approximately HK$195,000 (US$25,000) for the year ended March 31, 2024, primarily due to the increase in term deposits with banks.

Interest expense. Our interest expense increased from approximately HK$220,000 for the year ended March 31, 2023 to approximately HK$1.5 million (approximately US$190,000) for the year ended March 31, 2024, primarily due to an increase in short-term bank loans during the period.

Other income. We recorded other income of approximately HK$267,000 and HK$42,000 for the years ended March 31, 2023 and 2024, respectively. Our other income for the year ended March 31, 2023 primarily consists of the government subsidies of HK$257,000 received by us; while our other income for the year ended March 31, 2024 primarily consists of interest income charged on a short-term loan to a third party.

Impairment loss on goodwill. We recorded impairment loss on goodwill arising from acquisition of Alvin Design of HK$1.5 million (approximately US$192,000) for the year ended March 31, 2024, as we believe that the operation of Alvin Design is in an early stage and it is uncertain whether it will generate economic benefit in the foreseeable future.

Income tax expenses. Our income tax expenses increased from approximately HK$2.0 million for the year ended March 31, 2023 to approximately HK$5.8 million (US$742,000) for the year ended March 31, 2024, which is primarily due to the increase in taxable profits brought by one of our subsidiary, Kamui Construction & Engineering Group Limited.

Net income from continuing operation. As a result of the foregoing, we recorded net income from continuing operation of HK$7.5 million and HK$19.6 million (approximately US$2.5 million) for the years ended March 31, 2023 and 2024, respectively.

Gain on discontinued operation. We recorded HK$56.2 million and nil gain on discontinued operation for the year ended March 31, 2023 and 2024. The gain of discontinued operation for the year ended March 31, 2023 was the gain recognized from our termination of relevant agreements in respect of three warehouses with and transfer of cold storage equipment to a logistic service provider which is an independent third party.

Net income. As a result of the foregoing, our net income, which consisted of net income from continuing operation and gain on discontinued operation, decreased by 69.2% from HK$63.6 million for the year ended March 31, 2023 to HK$19.6 million for the year ended March 31, 2024. Our net income margin decreased from 75.3% for the year ended March 31, 2023 to 7.8% for the year ended March 31, 2024.

Year ended March 31, 2023 compared to year ended March 31, 2022

Revenue. Our revenue decreased by 41.4% from HK$144.2 million for the year ended March 31, 2022 to HK$84.5 million for the year ended March 31, 2023, which was primarily due to the decrease in revenue generated from our construction management and engineering design services in small and mid-size projects (from HK$140.2 million for the year ended March 31, 2022 to HK$49.1 million for the year ended March 31, 2023) as we had less small and mid-size projects as a result of overall economic slowdown in Hong Kong, even though our revenue generated from large-size construction management and engineering design services projects increased from HK$4.0 million for the year ended March 31, 2022 to HK$29.9 million for the year ended March 31, 2023.

There are several key indicators to illustrate our business scale and performance in providing the construction management and engineering design services in Hong Kong, including the number of clients, the number of projects and the contract amount. We served 24 clients in 152 projects for the year ended March 31, 2022. For the year ended March 31, 2023, we served 19 clients in 174 projects, as we closely work with some of the key 3PL operators in Hong Kong and continue to increase the cooperation projects and further develop business relationship with our clients. Our contract amount for the construction management and engineering design services increased from HK$152.3 million in the year ended March 31, 2022 to HK$726.0 million in the year ended March 31, 2023.

For the year ended March 31, 2023, we also provided asset management and professional consultancy services through our Reitar Group to three clients in three projects in total since November 2022 when our Group acquired the Reitar Group. We relied on a small number of clients for our revenue generated from our asset management and professional consultancy services segment, as the Reitar Group started to generate revenue from this segment since April 2021. Due to business growth, we provided asset management and professional consultancy services to seven clients in five projects in total for the year ended March 31, 2023. Our projects were of relatively large size, as indicated by the total gross floor area of 680,000 square feet and the total managing amount (referring to the aggregate of the total investment amount of each project) of HK$0.8 billion of these projects for the year ended March 31, 2022. The total gross floor area and the total managing amount we recorded for our asset management and professional consultancy services for the year ended March 31, 2023 increased to 1,180,000 square feet and HK$2.9 billion, respectively.

Cost of revenue. Our cost of revenue decreased by 44.0% from HK$107.2 million for the year ended March 31, 2022 to HK$60.1 million for the year ended March 31, 2023, which was primarily in line with the decrease in revenue from our construction management and engineering design services.

Gross profit and gross profit margin. As a result of the foregoing, we recorded a decrease by 33.9% in gross profit from HK$36.9 million for the year ended March 31, 2022 to HK$24.4 million for the year ended March 31, 2023, which was primarily due to the decrease in revenue from our construction management and engineering design services.

Our overall gross profit margin increased from 25.6% for the year ended March 31, 2022 to 28.9% for the year ended March 31, 2023, primarily due to the increase in gross profit margins of our asset management service and consultancy service which could range from 49.2% to 60.7%.

Operating expenses. Our total operating expenses increased by 11.5% from HK$13.5 million for the year ended March 31, 2022 to HK$15.0 million for the year ended March 31, 2023, which was primarily due to the increase in salary and allowance and depreciation of property and equipment. Our operating expenses as a percentage of our revenue was 17.8% for the year ended March 31, 2023 as compared with 9.3% for the year ended March 31, 2022.

●	Management fee. Our management fee decreased from HK$6.1 million for the year ended March 31, 2022 to HK$4.0 million for the year ended March 31, 2023, mainly resulting from the decrease in management fees payable to KGDL for its human resources management services, project support services and other management services as the Company can obtain office lease on its own and have increased manpower to handle its human resources and administrative management.

●	Salary and allowance. Our salary and allowance increased from HK$1.6 million for the year ended March 31, 2022 to HK$4.8 million for the year ended March 31, 2023, primarily because we hired additional personnel to handle our existing and forthcoming large-size construction and asset management projects.

●	Depreciation of property and equipment. Our depreciation increased from approximately HK$34,000 for the year ended March 31, 2022 to HK$0.7 million for the year ended March 31, 2023, mainly resulting from the depreciation of the leasehold improvement of our newly refurbished office with cost of HK$6,165,000 at Kwun Tong, Hong Kong.

●	Amortization of operating lease right-of-use assets. We recorded amortization of operating lease right-of-use assets of approximately HK$0.6 million for the year ended March 31, 2023, mainly due to the lease of our office at Kwun Tong, Hong Kong which was entered into in July 2022.

●	Demonstration expenses. We recorded demonstration expenses of HK$2.7 million and nil for the year ended March 31, 2022 and 2023, respectively. Our demonstration expenses for the year ended March 31, 2022 primarily consisted of demonstration of automated conveyor belts to our potential customers during the year.

●	Consultancy fee. Our consultancy fee decreased from HK$1.9 million for the year ended March 31, 2022 to approximately HK$116,000 for the year ended March 31, 2023, which was primarily a result of reduced demand from us for seeking technical advice from third parties on automatic or other computerized equipment.

●	Auditor’s remuneration. Our auditor’s remuneration increased from HK$25,500 for the year ended March 31, 2022 to HK$1.3 million for the year ended March 31, 2023, which was primarily due to the additional audit services for initial public offering purpose.

●	Others. Our other expenses increased from approximately HK$0.4 million for the year ended March 31, 2022 to HK$1.8 million for the year ended March 31, 2023, primarily due to increase in the expenses incurred for transportation, insurance and repair and maintenance.

Interest expense. Our interest expense increased from approximately HK$167,000 for the year ended March 31, 2022 to approximately HK$220,000 for the year ended March 31, 2023, primarily due to increase in short-term bank loans during the year.

Other income. Our other income increased from approximately HK$18,000 for the year ended March 31, 2022 to approximately HK$267,000 for the year ended March 31, 2023, primarily due to the increase in the government subsidies received by us from approximately HK$17,000 for the year ended March 31, 2022 to approximately HK$257,000 for the year ended March 31, 2023 primarily due to increase in number of employees upon the subsidies application as we hired additional personnel.

Income tax expenses. Our income tax expenses decreased from HK$4.2 million for the year ended March 31, 2022 to HK$2.0 million for the year ended March 31, 2023, which is primarily due to the decrease in the gross profit of our construction management and engineering design services.

Net income from continuing operation. As a result of the foregoing, our net income from continuing operation decreased 61.1% from HK$19.2 million for the year ended March 31, 2022 to HK$7.5 million for the year ended March 31, 2023.

Gain on discontinued operation. We recorded nil and HK$56.2 million gain on discontinued operation for the year ended March 31, 2022 and 2023. The gain of discontinued operation for the year ended March 31, 2023 was the gain recognized from our termination of relevant agreements in respect of three warehouses with and transfer of cold storage equipment to a logistic service provider which is an independent third party.

Net income. As a result of the foregoing, our net income, which consisted of net income from continuing operation and gain on discontinued operation, increased by 224.9% from HK$19.2 million for the year ended March 31, 2022 to HK$62.6 million for the year ended March 31, 2023. Our net income margin increased from 13.3% for the year ended March 31, 2022 to 75.3% for the year ended March 31, 2023.

B. Liquidity and Capital Resources

Historically, our primary source of funds has been cash generated from our business operations and bank loans, which have historically been sufficient to meet our working capital and capital expenditure requirements. Upon listing, our source of funds will be satisfied using a combination of internal generated funds, bank loans and net proceeds from the offering.

We believe that our existing cash and cash equivalents, anticipated cash raised from financings, and anticipated cash flow from operations, together with the net proceeds expected to be raised from the initial public offering, will be sufficient to meet our anticipated cash needs for the next 12 months. We intend to use portion of the net proceeds expected to be raised from the initial public offering to fund our operations over the next 12 months. However, the exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	Years ended March 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Net cash provided by (used in) operating activities	2,930,155	49,714,339	(18,736,428)	(2,394,156)
Net cash (used in) provided by investing activities	(134,651)	9,661,547	(12,826,481)	(1,638,979)
Net cash (used in) provided by financing activities	(4,849,325)	(21,410,587)	9,399,792	1,201,113
Net (decrease) increase in cash and cash equivalents	(2,053,821)	37,965,299	(22,163,117)	(2,832,022)

Operating activities

Our operating cash inflow is primarily from our operating activities principally from the receipt of payments for our provision of services, whereas our outflow from operating activities is principally for subcontracting fees payable to suppliers, payment of salaries and employee benefits and general and administrative expenses.

Net cash used in operating activities for the year ended March 31, 2024 was HK$18.7 million (US$2.4 million), primarily reflecting net income of HK$19.6 million (US$2.5 million), as adjusted by (i) net non-cash adjustments of HK$13.4 million (US$1.7 million); (ii) an increase of HK$44.6 million (US$5.7 million) in contract assets mainly related to a construction project in relation to an automated cold chain warehouse in Kwai Chung, Hong Kong; (iii) an increase of HK$12.9 million (US$1.6 million) in contracts receivable which is in line with the increase in our revenue during the year; (iv) a decrease of HK$6.5 million (US$0.8 million) in accrued expenses mainly related to the acquisition of leasehold improvement in prior year ; (v) an increase of HK$6.0 million (US$0.8 million) in accounts payable which is in line with the increase in our cost of revenue during the year; (vi) an increase of HK$5.5 million (US$0.7 million) in contract liabilities mainly related to a construction project in relation to an automated temperature-controlled warehouse in Yuen Long, Hong Kong and (vii) an increase of HK$3.1 million (US$0.4 million) in tax payable which is primarily due to the increase in taxable profits brought by one of our subsidiary, Kamui Construction & Engineering Group Limited.

Net cash provided by operating activities for the year ended March 31, 2023 was HK$49.7 million, primarily reflecting net income of HK$63.6 million, as adjusted by (i) net non-cash adjustments of HK$3.1 million; (ii) an increase of HK$47.2 million in contract liabilities mainly related to a construction project in relation to an automated temperature-controlled warehouse in Yuen Long, Hong Kong; (iii) an increase of HK$10.5 million in contract assets (third parties and related parties); (iv) a decrease of HK$6.3 million in accrued expenses mainly related to a construction project in relation to an automated cold chain warehouse in Kwai Chung, Hong Kong; (v) a decrease of HK$2.1 million in prepaid expenses and other receivables; (vi) an increase of HK$2.4 million in accounts payable; and (vii) a decrease of HK$2.1 million retention receivables.

Net cash provided by operating activities for the year ended March 31, 2022 was HK$2.9 million, primarily reflecting net income of HK$19.2 million, as adjusted by (i) net non-cash adjustments of HK$0.7 million; (ii) an increase of HK$18.2 million in contracts receivable (third parties and related parties); (iii) a decrease of HK$5.9 million in accrued expenses; (iv) an increase of HK$2.4 million in contract liabilities resulting from the increase in payment received in advance to the completion of construction projects; (v) an increase of HK$2.4 million in tax payable; (vi) an decrease of HK$2.4 million in prepaid expenses and other receivables; (vii) an increase of HK$2.3 million in retention receivables; and (viii) an increase of HK$1.5 million in accounts payable, which was in line with the increase in subcontracting fees charged by suppliers during the year.

Investing activities

Net cash used in investing activities was HK$12.8 million (US$1.6 million) for the year ended March 31, 2024, which was primarily attributable to the HK$10.5 million (US$1.3 million) investment of an equity investment of 3% shareholding in Blaze Master International Limited (a company incorporated under the laws of the BVI as a limited liability company) and the HK$1.0 million (US$0.1 million) cost in acquisition of a subsidiary.

Net cash provided by investing activities was HK$9.7 million for the year ended March 31, 2023, which was primarily attributable to cash provided by our discontinued operation of HK$7.0 million and the acquisition of subsidiaries of HK$3.1 million.

Net cash used in investing activities was approximately HK$135,000 for the year ended March 31, 2022, which was primarily attributable to the purchase of property, plant and equipment of approximately HK$142,000.

Financing activities

Net cash provided by financing activities was HK$9.4 million (US$1.2 million) for the year ended March 31, 2024, which was mainly attributable to the proceeds from bank borrowing of HK$81.6 million (US$10.4 million), which was reduced by repayment for bank borrowings of HK$59.2 million (US$7.6 million) and advance to related parties of HK$17.4 million (US$2.2 million).

Net cash used in financing activities was HK$21.4 million for the year ended March 31, 2023, which was mainly attributable to advance to related parties of HK$19.9 million, which was partially offset by proceeds from bank borrowings of HK$4 million.

Net cash used in financing activities was HK$4.8 million for the year ended March 31, 2022, which was mainly attributable to dividend paid of HK$10.7 million; which was partially offset by proceeds from bank borrowings of HK$4.8 million and repayment from related parties of HK$2.9 million.

Capital Expenditures

We made capital expenditures of approximately HK$142,000, approximately HK$474,000 and approximately HK$518,000 (approximately US$66,000) for the years ended March 31, 2022, 2023 and 2024, respectively. In these periods, our capital expenditures were mainly used for the purchase of property and equipment.

We plan to fund our future capital expenditures with our existing cash balance and proceeds expected to be raised from the initial public offering. We will continue to make capital expenditures to meet the expected growth of our business.

Internal Control over Financial Reporting

Prior to the initial public offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures, and we have never been required to evaluate our internal controls within a specified period. As a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of and for the years ended March 31, 2022, 2023 and 2024, we identified certain areas of inadequacy in our internal control over financial reporting for the above-mentioned periods.

The areas of inadequacy identified relates to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; and (ii) a lack of personnel adequately trained in U.S. GAAP.

We have taken initiatives to improve our internal control over financial reporting to address the underlying causes of such areas of inadequacy, including (i) hiring more qualified staff to fill up key roles in our operations; and (ii) providing our relevant finance staff with appropriate training regarding requirements of U.S. GAAP.

However, we cannot assure you that we will complete the implementation of these measures in a timely manner. See “Risk Factors — Risks Relating to Our Business and Industry — We have identified certain areas of inadequacy in our internal control over financial reporting as of March 31, 2024. If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.” on page 16.

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of the benefits of this extended transition period provided under the JOBS Act for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

Holding Company Structure

Reitar Logtech Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our operating subsidiaries in Hong Kong. As a result, Reitar Logtech Holdings Limited’s ability to pay dividends depends upon dividends paid by our subsidiaries in Hong Kong. If our existing Hong Kong operating subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Quantitative and Qualitative Disclosure about Market Risks

Concentration of credit risk

Our assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances, contracts receivable and contract assets, and other receivables.

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where our operating subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (US$63,695) if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2024, cash balance of HK$6,390,861 (US$816,630) was maintained at financial institutions in Hong Kong and approximately HK$500,000 was insured by the Hong Kong Deposit Protection Board.

We have designed credit policies with an objective to minimize their exposure to credit risk. Our contracts receivable and contract assets are short term in nature and the associated risk is minimal. We conduct credit evaluations on customers and generally do not require collateral or other security from such customers. We periodically evaluate the creditworthiness of the existing customers in determining an allowance for expected credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

We are also exposed to risk from other receivables. These assets are subjected to credit evaluations. An allowance, where applicable, would make for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Customer concentration risk

For the year ended March 31, 2022, three customers accounted for 40.7%, 23.9% and 11.9% of our total revenue. For the year ended March 31, 2023, four customers accounted for 24.0%, 20.9%, 19.4% and 16.9% of our total revenue. For the year ended March 31, 2024, two customers accounted for 69.3% and 10.4% of total revenue. No other customer accounts for more than 10% of revenue for the years ended March 31, 2022, 2023 and 2024.

As of March 31, 2023, three customers accounted for 28.1%, 18.1% and 12.4% of the total balance of contracts receivable. As of March 31, 2024, three customers accounted for 36.2%, 16.9% and 16.7% of the total balance of contracts receivable. No other customer accounts for more than 10% of contracts receivable as of March 31, 2023 and 2024.

Contract asset concentration risk

As of March 31, 2023, two customers accounted for 68.5% and 16.1% of the total balance of contract assets. As of March 31, 2024, one customer accounted for 82.8% of the total balance of contract assets. No other customer accounts for more than 10% of contract assets as of March 31, 2023 and 2024.

As of March 31, 2023, one customer accounted for 100% of retention receivable. As of March 31, 2024, one customer accounted for 100% of retention receivable. No other customer accounts for more than 10% of retention receivable as of March 31, 2023 and 2024.

Subcontractor concentration risk

For the year ended March 31, 2022, two subcontractors accounted for 35.2% and 17.6% of total purchases. For the year ended March 31, 2023, two subcontractors accounted for 13.8% and 10.6% of total purchases. For the year ended March 31, 2024, one subcontractor accounted for 19.6% of total purchases. No other subcontractor accounts for more than 10% of purchases for the years ended March 31, 2022, 2023 and 2024.

As of March 31, 2023, one subcontractor accounted for 39.2% of the total balance of accounts payable. As of March 31, 2024, two subcontractors accounted for 27.5% and 10.2% of the total balance of accounts payable. No other subcontractor accounts for more than 10% of accounts payable as of March 31, 2023 and 2024.

Interest rate risk

We are exposed to cash flow interest rate risk through the changes in interest rates related mainly to our bank loans and bank balances. We currently do not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. Our directors monitor our exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Foreign currency risk

We are exposed to foreign currency risk primarily through sales that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HK$ is currently pegged to US$, exposure to foreign exchange fluctuations is minimal.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure, as far as possible, that we will always have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Typically, we ensure that we have sufficient cash on demand to meet expected operational expenses for a period of 12 months, including the servicing of financial obligations: this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Market and geographic risk

Our major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence our business, financial condition, and results of operations.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by us as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Recently adopted accounting standards

In June 2016, the FASB issued Accounting Standards Update No. 2016 - 13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016 - 13”). ASU 2016 - 13 added a new impairment model (known as the CECL model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The CECL model applies to most debt instruments, accounts receivables, notes receivables, loans receivable, financial guarantee contracts, and other loan commitments. The CECL model does not have a minimum threshold for recognition of impairment losses and entities will need to measure expected credit losses on assets that have a low risk of loss. As an emerging growth company, we were permitted to adopt the new standard for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. We have adopted the new standard effective April 1, 2023, which didn’t have a material impact on the consolidated financial statements.

New accounting standards not yet adopted

In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all periods presented in the consolidated financial statements. We are evaluating the impact on our consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. We do not believe the adoption of ASU 2023-09 will have a material impact on our consolidated financial statements and disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated balance sheets, statements of income and comprehensive income and cash flows.

C. Research and Development

Please refer to “Item 4. Information of the Company — B. Business Overview — Research and Development” for details.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2024 that are reasonably likely to have a material and adverse effect on our income, expenses, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions. Please refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results — Overview — Major Factors Affecting Our Results of Operations” for details.

E. Critical Accounting Estimates

Please refer to “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Policies” for details.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Kin Chung CHAN	39	Director, Chairman and Chief Executive Officer
Hau Lim CHUNG	52	Director, President
Chun Yip YIU	49	Director
Ho Tung Armen HO	48	Independent Director
Lo Chanii KAM	43	Independent Director
Chi Wai SIU	42	Independent Director
Chun Pong Raymond SIU	44	Independent Director
Ka Chai NG	41	Chief Financial Officer

Kin Chung CHAN, director, chairman and chief executive officer

Mr. Kin Chung CHAN serves as a director, chief executive officer and chairman of board of directors of our Company. Mr. Chan is also the founder and managing director of Reitar Logtech Group, one of our subsidiaries. Mr. Chan has over 15 years of professional experience in corporate finance, asset management and real estate project investment. From September 2010 to November 2013, Mr. Chan worked as vice president of corporate finance (PRC business) in China Construction Bank (Asia) Corporation Limited, and thereafter as senior manager of products until October 2015. Mr. Chan then started his own business by founding Star Capital Group Limited in October 2015 and serves as its executive director and chief investment officer. In July 2019, Mr. Chan co-founded Comboxx Group with Mr. Hau Lim CHUNG and Mr. Chun Yip YIU, and was an executive director. From June 2022 to July 2023, Mr. Chan served as the chairman and non-executive director of Janco Holdings Limited (stock code: 08035.HK). In December 2023, Mr. Chan co-founded Nexx Global Limited and currently serves as the vice chairman and director, Mr. Chan obtained a master’s degree in corporate finance from The Hong Kong Polytechnic University in October 2012 and a bachelor’s degree of business administration in business economics from City University of Hong Kong in November 2007.

Hau Lim CHUNG, director and president

Mr. Hau Lim CHUNG serves as a director and the president of our Company. Mr. Chung is also a founder and managing director of Kamui Group. In addition, Mr. Chung serves as an executive director of Reitar Logtech Group, one of our subsidiaries. Mr. Chung has over 23 years of experience in warehouse and logistics solution development, especially rich experience in automation system. In January 2000, Mr. Chung founded JingXing Storage Equipment Engineering (HK) Company Limited and is currently its managing director. Since September 2017, Mr. Chung has been a director of Kerry Logistics Engineering Limited. In July 2019, Mr. Chung co-founded Comboxx Group with Mr. Kin Chung CHAN and Mr. Chun Yip YIU, and was an executive director. Mr. Chung obtained a master’s degree of business administration in financial economics from Columbia University in the city of New York in June 2015.

Chun Yip YIU, director

Mr. Chun Yip YIU serves as a director of our Company. Mr. Yiu is also a founder and managing director of Kamui Group. In addition, Mr. Yiu serves as an executive director of Reitar Logtech Group, one of our subsidiaries. Mr. Yiu has over 20 years of experience in electrical and mechanical services and cold chain logistics solution development. In January 2000, Mr. Yiu founded Compass Engineering Limited and is currently its managing director. Since September 2017, Mr. Yiu has been a director of Kerry Logistics Engineering Limited. In July 2019, Mr. Yiu co-founded Comboxx Group with Mr. Kin Chung CHAN and Mr. Hau Lim CHUNG, and was executive director. Mr. Yiu graduated from Delta Group of Schools in Hong Kong in July 1988. Mr. Yiu is a member of Hong Kong Air Conditioning and Refrigeration Association.

Ho Tung Armen HO, independent director

Mr. Ho Tung Armen HO serves as an independent director and the chairman of the audit committee and a member of the nomination and corporate governance committee of our Company. Mr. Ho has over 22 years of experience in listing companies, corporate finance, private equity, advisory and audit. From 1998 to 2006, Mr. Ho worked for PricewaterhouseCoopers Hong Kong, KPMG UK, and Grant Thornton Corporate Finance UK, specializing in audit, advisory and corporate finance. From 2006 to 2014, Mr. Ho held various senior positions in Evolution Group Limited (now known as Investec Group), Wisdom Asset Management Limited, Hermes Capital Limited, and SRI (HK) Investments Limited, specializing in asset management, private equity, and corporate finance. From October 2013 to August 2014, Mr. Ho acted as the chief financial officer of Tuenbo Group Limited. From February 2015 to May 2024, Mr. Ho worked as the chief financial officer and company secretary of Tianyun International Holdings Limited (stock code: 6836.HK). Mr. Ho has also served as an independent non-executive director of Stream Ideas Group Limited (stock code: 8401.HK) since March 2018 and Diwang Industrial Holdings Limited (stock code: 1950.HK) from March 2020 to October 2023. Mr. Ho obtained a master’s degree of business administration from the University of Chicago Booth School of Business in December 2016, a master’s degree of science in financial economics from University of London in December 2002, and a bachelor’s degree of arts in accountancy from City University of Hong Kong in November 1998. He has been a member of the Hong Kong Institute of Certified Public Accountants since January 2003.

Lo Chanii KAM, independent director

Ms. Lo Chanii KAM serves as an independent director and a member of the nomination and corporate governance committee and the compensation committee of our Company. Ms. Kam has over 15 years of experience in executive search, public relations, investor relations and strategic development. From January 2006 to July 2017, Ms. Kam worked for a number of well-established senior recruitment companies in Hong Kong where she has recruited all levels of senior management mainly for financial institutions such as investment banks, corporate banks, private banks, asset management firms, funds, and insurance companies. Ms. Kam joined China Harmony New Energy Auto Holding Limited (currently named as China Harmony Auto Holding Limited) (stock code: 03836.HK) as a director of public relations and chairman’s assistant from July 2017 to June 2020, and rejoined the company in October 2022 and currently serves as overseas development director. Ms. Kam served as a strategic development director of iClick Interactive Asia Limited (NASDAQ: ICLK) from June 2020 to March 2021. Ms. Kam obtained a bachelor’s degree of business administration from the University of Central Oklahoma in December 2003.

Chi Wai SIU, independent director

Mr. Chi Wai SIU serves as an independent director and the chairman of the compensation committee and a member of the audit committee of our Company. Mr. Siu has over 15 years of experience in investment banking, transaction advisory and valuation fields. From October 2005 to April 2008, Mr. Siu began his career as a financial analyst with Canada’s Ministry of Finance. Between September 2008 and December 2010, Mr. Siu worked as a Senior Analyst in GCA Professional Services Group, a financial advisory firm providing valuation, advisory, mining and mineral consultancy as well as corporate services. From December 2010 to December 2014, Mr. Siu worked as an associate director in the Investment Banking Division at Daiwa Capital Markets Hong Kong Limited. From January 2015 to December 2015, Mr. Siu joined UBS AG as a director where he originated and executed public and private fundraising transactions. In January 2016, Mr. Siu founded and worked as the chief executive officer of Impressed Technology Limited, which operates an on-demand, door-to-door pickup and delivery dry cleaning and laundry online platform in Hong Kong. Since January 2021, Mr. Siu has re-joined GCA Professional Service Group as the chief executive officer. Since August 2022, Mr. Siu has served as an independent director of Magic Empire Global Limited (NASDAQ: MEGL). Mr. Siu obtained a bachelor’s degree of business administration from the University of Toronto in June 2005 and is a Chartered Financial Analyst and a member of American Institute of Certified Public Accountants.

Chun Pong Raymond SIU, independent director

Mr. Chun Pong Raymond SIU serves as an independent director and the chairman of the nomination and corporate governance committee and a member of the audit committee and compensation committee of our Company. Mr. Siu has been a practicing solicitor of The High Court of Hong Kong since December 2005 and has over 16 years of experience in law with practical experience in corporate finance and regulatory compliance. Mr. Siu was a partner of F. Zimmern & Co., Solicitors & Notaries from July 2012 to August 2017. In September 2017, Mr. Siu established his own law firm, Raymond Siu & Lawyers and is now the senior partner of the firm. Mr. Siu has been the company secretary of EC Healthcare (stock code: 02138.HK) since September 2017, UTS Marketing Solutions Holdings Limited (stock code: 06113.HK) since February 2018, Allied Sustainability and Environmental Consultants Group Limited (stock code: 08320.HK) since June 2019, Aceso Life Science Group Limited (stock code: 00474.HK) since August 2022, Hao Tian International Construction Investment Group Limited (stock code: 01341.HK) since August 2022, and WellCell Holdings Co., Limited (stock code: 02477.HK) since May 2024. Since September 2021, Mr. Siu has also served as an independent non-executive director of China Wantian Holdings Limited (stock code: 01854.HK). Mr. Siu obtained a master’s degree of laws from University College London in November 2003 and a bachelor’s degree of laws from The University of Hong Kong in November 2001.

Ka Chai NG, chief financial officer

Mr. Ka Chai NG serves as chief financial officer of our Company. Mr. Ng has over ten years of experience in the audit field. Mr. Ng has served as the company secretary and financial controller of 中深建业建设集团有限公司 (Zhongshen Jianye Construction Group Co., Ltd.) since January 2022. Since December 2016, Mr. Ng has served as the company secretary and chief financial officer of JTF International Holdings Limited (stock code: 08479.HK). From May 2019 to September 2019, he worked as the company secretary and financial controller in Zhejiang Prospect Company Limited. From June 2016 to November 2016, Mr. Ng worked as a senior manager in Wall CPA Limited. Prior to that, Mr. Ng served Mabel Chan & Co. from August 2008 to July 2010 and Crowe Horwath (HK) CPA Limited from July 2010 to April 2016. During his time as an external auditor, Mr. Ng was responsible for various listed companies’ audit and internal control review engagements. Mr. Ng obtained a bachelor’s degree of business administration in December 2004 and a master’s degree of philosophy in music in December 2007 from The Chinese University of Hong Kong. He has been a member of Hong Kong Institute of Certified Public Accountants since July 2015.

Board of Directors

Our board of directors consists of seven directors, four of whom are independent directors within the meaning of Nasdaq Marketplace Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act.

Subject to the Nasdaq rules and disqualification by the chairman of the relevant board meeting, a director may vote, as a director in respect of any contract, proposed contract, arrangement, proposal or transaction in which he has an interest which is not a material interest or falls within the categories as prescribed in our third amended and restated memorandum and articles of association. A director who has a material interest in any contract, proposed contract, arrangement, proposal or transaction (otherwise then by virtue of his interests, direct or indirect, in our shares or debentures or other securities of, or otherwise in or through, our Company) which is to be considered at the meeting of directors shall not be counted in the voting, nor be counted in the quorum present at such meeting. Our board of directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Family Relationships

There is no family relationship between any of the persons named above and no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B. Compensation

Compensation of Directors and Executive Officers

For the year ended March 31, 2024, we paid cash compensation (including salaries and mandatory provident fund) of HK$6.5 million, to our directors and executive officers as a group.

C. Board Practices

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly and a duty to act in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. In certain limited exception circumstances, our Company has the right to seek damages against any directors who breaches a duty owed to us.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the registering of transfer of our shares in the register of members.

Terms of Directors and Executive Officers

Our directors are not subject to a term of office and hold office until their resignation, death or incapacity, or until their respective successors have been elected and qualified or until his or her office is otherwise vacated in accordance with our third amended and restated articles of association.

A director will also be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing, (iv) without special leave of absence from our board, is absent from meetings of our board for a continuous period of six months, or (v) is removed from office pursuant to any other provisions of our third amended and restated memorandum and articles of association.

Our officers are elected by and serve at the discretion of our board of directors.

Board Committees

We have established an audit committee, a compensation committee and a nomination and corporate governance committee under our board of directors. We have adopted a charter for each of the committees prior to the completion of the initial public offering. Each committee’s members and functions are described below.

Audit committee

Our audit committee consists of Mr. Ho Tung Armen HO, Mr. Chi Wai SIU and Mr. Chun Pong Raymond SIU, and is chaired by Mr. Ho Tung Armen HO. Our board of directors has determined that Mr. Ho Tung Armen HO, Mr. Chi Wai SIU and Mr. Chun Pong Raymond SIU satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act, and Nasdaq Marketplace Rule 5605(a)(2). Our audit committee consists solely of independent directors that satisfy the Nasdaq and SEC requirements within one year of the completion of the initial public offering. We have determined that Mr. Ho Tung Armen HO qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing or removing the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditor;

●	setting clear hiring policies for employees or former employees of the independent auditor;

●	reviewing with the independent auditor any audit problems or difficulties and management’s response;

●	reviewing and approving all related-party transactions;

●	discussing the annual audited financial statements with management and the independent auditor;

●	discussing with management and the independent auditor major issues regarding accounting principles and financial statement presentations;

●	reviewing analyzes or other written communications prepared by management or the independent auditor relating to significant financial reporting issues and judgments made in connection with the preparation of the financial statements;

●	reviewing with management and the independent auditor the effect of key transactions, related-party transactions and off-balance sheet transactions and structures;

●	reviewing with management and the independent auditor the effect of regulatory and accounting initiatives;

●	reviewing policies with respect to risk assessment and risk management;

●	reviewing our disclosure controls and procedures and internal control over financial reporting;

●	reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company;

●	establishing procedures for the receipt, retention and treatment of complaints we received regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

●	periodically reviewing and reassessing the adequacy of our audit committee charter;

●	evaluating the performance, responsibilities, budget and staffing of our internal audit function and reviewing and approving the internal audit plan; and

●	reporting regularly to the board of directors.

Compensation committee

Our compensation committee consists of Mr. Chun Pong Raymond SIU, Ms. Lo Chanii KAM and Mr. Chi Wai SIU and is chaired by Mr. Chi Wai SIU. Our board of directors has determined that Mr. Chun Pong Raymond SIU, Ms. Lo Chanii KAM and Mr. Chi Wai SIU satisfy the “independence” requirements of Nasdaq Marketplace Rule 5605(a)(2). Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our executive officers. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation of our executive officers;

●	reviewing and evaluating our executive compensation and benefits policies generally;

●	in consultation with our chief executive officer, periodically reviewing our management succession planning;

●	reporting to our board of directors periodically;

●	evaluating its own performance and reporting to our board of directors on such evaluation;

●	periodically reviewing and assessing the adequacy of the compensation committee charter and recommending any proposed changes to our board of directors; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nomination and corporate governance committee

Our nomination and corporate governance committee consists of Ms. Lo Chanii Kam, Mr. Ho Tung Armen HO and Mr. Chun Pong Raymond SIU, and is chaired by Mr. Chun Pong Raymond SIU. Our board of directors has determined that Ms. Lo Chanii KAM, Mr. Ho Tung Armen HO and Mr. Chun Pong Raymond SIU satisfy the “independence” requirements of Nasdaq Marketplace Rule 5605(a)(2). The nomination and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nomination and corporate governance committee is responsible for, among other things:

●	identifying and recommending to the board of directors qualified individuals for membership on the board of directors and its committees;

●	evaluating, at least annually, its own performance and reporting to the board of directors on such evaluation;

●	leading our board of directors in a self-evaluation to determine whether it and its committees are functioning effectively;

●	reviewing the evaluations prepared by each board committee of such committee’s performance and considering any recommendations for proposed changes to our board of directors;

●	reviewing and approving compensation (including equity-based compensation) for our directors;

●	overseeing compliance with the corporate governance guidelines and code of business conduct and ethics and reporting on such compliance to the board of directors; and

●	reviewing and assessing periodically the adequacy of its charter and recommending any proposed changes to the board of directors for approval.

Corporate Governance

Our board of directors has adopted a code of business conducts and ethics, which is applicable to all of our directors, officers, employees and advisors. We will make our code of business conducts and ethics publicly available on our website. In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our third amended and restated memorandum and articles of association, as amended from time to time. The code of business conducts and ethics and corporate governance guidelines all became effective in July 2024.

Limitation on Liability and Other Indemnification Matters

Cayman Islands law allows us to indemnify our directors, officers and auditors acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers and auditors.

Under our third amended and restated memorandum and articles of association, we may indemnify our directors and officers to, among other persons, our Directors and officers from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts, except such (if any) as they shall incur or sustain through their own fraud or dishonesty.

D. Employees

See “Item 4. Information on the Company — B. Business Overview — Employees” for details

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers for a specified time period providing that the agreements are terminable for cause at any time. The terms of these agreement are substantially similar to each other. A senior executive officer may terminate his or her employment at any time by 30-day prior written notice. We may terminate the executive officer’s employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties.

Each executive officer has agreed to hold in strict confidence and not to use, except for the benefit of our company, any proprietary information, technical data, trade secrets and know-how of our company or the confidential or proprietary information of any third party, including our subsidiaries and our clients, received by our company. Each of these executive officers has also agreed to be bound by noncompetition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment.

We have entered into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this annual report, by:

●	each of our directors and executive officers;

●	all of our directors and executive officers as a group; and

●	each person known to us to own beneficially more than 5% of our ordinary shares;

We have adopted a dual-class share structure and our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote. Each Class B ordinary share is entitled to fifteen votes, and is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

The calculations in the table below are based on 40,000,000 Class A ordinary shares and 20,000,000 Class B ordinary shares issued and outstanding as of the date of this annual report.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary shares beneficially owned
	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	% of total ordinary shares on an as-converted basis*	% of voting Power**
Directors and Executive Officers*:
Kin Chung CHAN(1)	14,800,000	7,400,000	37.00%	37.00%
Hau Lim CHUNG(3)	7,020,000	5,710,000	21.22%	27.26%
Chun Yip YIU(2)	6,520,000	3,260,000	16.30%	16.30%
Ho Tung Armen HO	-	-	-	-
Lo Chanii KAM	-	-	-	-
Chi Wai SIU	-	-	-	-
Chun Pong Raymond SIU	-	-	-	-
Ka Chai NG	-	-	-	-
All directors and executive officers as a group	28,340,000	16,370,000	74.52%	80.56%
Principal Shareholders:
Star Capital Asset Management Limited(1)	14,800,000	7,400,000	37.00%	37.00%
Integrated Intelligence Investment Limited	7,020,000	5,710,000	17.55%	17.55%
Smart Wealthy Investment Limited(2)	6,520,000	3,260,000	16.30%	16.30%

Notes:

*	The business address of our directors and executive officers is c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong.

**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all our Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to fifteen votes per share on all matters submitted. Our Class B ordinary shares are convertible at any time at the option of the holder thereof into Class A ordinary shares on a one-for-one basis. Our Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents 14,800,000 Class A ordinary shares and 7,400,000 Class B ordinary shares held by Star Capital Asset Management Limited, or Star Capital, a BVI company wholly owned by Mr. Kin Chung CHAN. The registered office of Star Capital is located at Corporate Registrations Limited, Sea Meadow House, Blackburne Highway (P.O. Box 116), Road Town, Tortola, British Virgin Islands.
(2)	Represents 6,520,000 Class A ordinary shares and 3,260,000 Class B ordinary shares held by Smart Wealthy Investment Limited, or Smart Wealthy, a BVI company wholly owned by Mr. Chun Yip YIU. The registered office of Smart Wealthy is located at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.
(3)	Includes (a) 7,020,000 Class A ordinary shares and 3,510,000 Class B ordinary shares held by Integrated Intelligence Investment Limited, or Integrated Intelligence, a BVI company wholly owned by Mr. Hau Lim CHUNG, with its registered office at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands; and (b) 2,200,000 Class B ordinary shares held by Mr. Hau Lim CHUNG.

As of the date of this annual report, none of our outstanding ordinary shares were held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—D. Employees—Employment Agreements and Indemnification Agreements” for a description of the employment agreements and indemnification agreements we have entered into with our senior executive officers.

Other Related Party Transactions

In addition to the employment agreements, indemnification agreements and the securities issuances, we describe below the related party transactions of our Company that occurred during the years ended March 31, 2022, 2023 and 2024.

Amount due from related parties by our Company

	Relationship to	Nature of	As of March 31,
Name of related parties	the Company	transactions	2022	2023	2024
			HK$	HK$	HK$	US$
Smart Wealthy Investment Limited and Integrated Intelligence Investment Limited	Two shareholders of the Company	As received fund from such shareholders to satisfy the share capital of the Company	8	—	—	—
Compass Engineering Limited	A wholly owned subsidiary of Kamui Group Development Limited, a company controlled by Mr. Chung Yip YIU and Mr. Hau Lim CHUNG, two directors of the Company	For general and daily business operation purpose of the related party in prior year	—	—	—	—
Kamui Automation Technology Limited(1)	A wholly owned subsidiary of Kamui Group Development Limited, a company controlled by Mr. Chung Yip YIU and Mr. Hau Lim CHUNG, two directors of the Company	For general and daily business operation purpose of the related party in prior years	1,978,516	—	—	—
Total			1,978,524	—	—	—

Notes:

(1)	On January 16, 2023, Mr. Chung and Mr. Yiu disposed their 100% equity interest in Kamui Group Development Limited. Kamui Automation Technology Limited which was one of the subsidiaries of Kamui Group Development Limited, was not regarded as a related party of the Company after January 16, 2023.

The amounts due from the related parties listed above are unsecured, interest free with no specific repayment terms and of non-trade nature.

Amounts due to related parties by our Company

	Relationship to	Nature of	As of March 31,
Name of related parties	the Company	transactions	2022	2023	2024
			HK$	HK$	HK$	US$
Kamui Group Development Limited(1)	A company which was controlled by Mr. Chung Yip YIU and Mr. Hau Lim CHUNG, two directors of the Company, and has no longer been a related party to our Company since January 2023	For general business expenses paid by the related party on behalf of the Company in prior years	10,000	—	—	—
JingXing Storage Equipment Engineering (H.K.) Company Limited(1)	A wholly owned subsidiary of Kamui Group Development Limited, which has no longer been a related party to our Company since January 2023	For general business expenses paid by the related party on behalf of the Company	4,900,000	—	—	—
On On Lok Lok Limited	A company in which Mr. Chung Yip YIU and Mr. Hau Lim CHUNG, two directors of the Company, have interest	For general business expenses paid by the related party on behalf of the Company in prior years	29,837	—	—	—
Star Capital Investment Limited	An entity controlled by Mr. Kin Chung CHAN, a director of the Company	For general business expenses paid by the related party on behalf of the Company	—	22,790,867	5,150	658
Mr. Hau Lim CHUNG	A director of the Company	For general business expenses paid by the related party on behalf of the Company	—	1,700,000	—	—
Mr. Yuxi Liang	Non-controlling shareholder of Cogen Advisory Limited	For general business expenses paid by the related party on behalf of the Company			734,485	93,853
Mr. Ka Ho Chiu	Non-controlling shareholder of Cogen Advisory Limited	For general business expenses paid by the related party on behalf of the Company			908,766	116,123
Total			4,939,837	24,490,867	1,648,401	210,634

Note:

(1)	On January 16, 2023, Mr. Chung and Mr. Yiu disposed of their 100% equity interest in Kamui Group Development Limited. JingXing Storage Equipment Engineering (H.K.) Company Limited, which was one of the subsidiaries of Kamui Group Development Limited, was not regarded as a related party of the Company after January 16, 2023.

The amounts due to the related parties listed above are unsecured, interest free with no specific repayment terms and of non-trade nature.

Other significant related party transactions by our Company

In addition to the related party balances above, we have the following significant related party transactions incurred as below.

	Year ended March 31,
	2022	2023	2024
	HK$	HK$	HK$	US$
Revenue from JingXing Storage Equipment Engineering (H.K.) Company Limited(1)	296,985	1,809,486	—	—
Revenue from Smartmore LogTech International Group Limited	—	—	1,742,678	222,681
Subcontracting cost to Compass Engineering Limited(1)	43,260	137,200	—	—
Subcontracting cost to JingXing Storage Equipment Engineering (H.K.) Company Limited	658,165	749,418	—	—
Subcontracting cost to Kamui Construction Management Limited, a company in which Mr. Hau Lim CHUNG has interest	38,740,088	—	—	—
Management fee paid to Kamui Group Development Limited(1)	6,101,612	3,600,000	—	—
Acquisition of leasehold improvement	—	6,165,000	—	—
Constructive dividend	—	1,088,580	—	—

Note:

(1)	On January 16, 2023, Mr. Chung and Mr. Yiu disposed of their 100% equity interest in Kamui Group Development Limited. JingXing Storage Equipment Engineering (H.K.) Company Limited and Compass Engineering Limited, which were subsidiaries of Kamui Group Development Limited, were not regarded as related parties of the Company after January 16, 2023.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

Please refer to Item 18 for a list of our annual consolidated financial statements filed as part of this annual report on Form 20-F.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings.”

Dividend Policy

We have not previously declared or paid cash dividends and we have no intention to declare or pay any dividends in the near future on the Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion in deciding whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the dividends is proposed to be paid. In addition, subject to the provisions of the Companies Act (Revised) of the Cayman Islands, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Please see the section entitled “Item 10. Additional Information—E.Taxation” for information on the potential tax consequences of any cash dividends declared.

We are a holding company with no material operations of our own. We conduct our operations primarily through our operating subsidiaries in Hong Kong. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between Reitar Logtech Holdings Limited and its subsidiaries, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from the subsidiaries to Reitar Logtech Holdings Limited and U.S. investors and amounts owed.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

We have applied for the listing of the Class A ordinary shares on Nasdaq under the symbol “RITR.”

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A. above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained under the heading “Description of Share Capital” in our registration statement on Form F-1 (File No. 333-278295) originally filed with the SEC on March 28, 2024, as amended.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

No foreign exchange controls exist in the Cayman Islands.

E. Taxation

The following discussion of material Cayman Islands, Hong Kong and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ordinary shares, nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Hong Kong Taxation

Our operating subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations arising in or derived from Hong Kong. In addition, payments of dividends from our Hong Kong operating subsidiaries to us are not subject to any withholding tax in Hong Kong.

United States Federal Income Tax Considerations

The following discussion describes the material United States federal income tax considerations to a United States Holder (as defined below), under current law, of an investment in our ordinary shares in the offering. This discussion is based on the federal income tax laws of the United States as of the date of this annual report, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury Regulations promulgated thereunder, judicial authority, published administrative positions of the IRS, and other applicable authorities, all as of the date of this annual report. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax considerations described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This discussion applies only to a U.S. Holder that expects to acquire our ordinary shares in the initial public offering and hold the ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax considerations that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum (for non-corporate U.S. Holders) or Medicare contribution tax considerations, or differing tax considerations applicable to U.S. Holders subject to special rules, such as:

●	banks and certain other financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	brokers or dealers in stocks and securities, or currencies;

●	persons who use or are required to use a mark-to-market method of accounting;

●	certain former citizens or residents of the United States subject to Section 877 of the Code;

●	entities subject to the United States anti-inversion rules;

●	tax-exempt organizations and entities;

●	persons subject to the alternative minimum tax provisions of the Code;

●	persons whose functional currency is other than the United States dollar;

●	persons holding ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of the total consolidated voting interest of all classes of our voting stock or 10% or more of the total value of shares of all classes of our stock;

●	persons who acquired ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

●	partnerships or other pass-through entities, or persons holding ordinary shares through such entities; or

●	persons that held, directly, indirectly or by attribution, ordinary shares or other ownership interests in us prior to the initial public offering.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns our ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ordinary shares.

THE FOLLOWING DISCUSSION IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

As used herein, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations to treat such trust as a domestic trust.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ordinary shares in their particular circumstances.

Taxation of distributions

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, distributions paid on our ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.

Dividends received by a non-corporate U.S. Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a PFIC in the taxable year in which the dividend is paid or the preceding taxable year.

Under a published IRS Notice, common or ordinary shares, or American depositary shares representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as our ordinary shares are expected to be. Subject to the limitations described in the following paragraph, we believe that dividends we pay on the ordinary shares will be eligible for the reduced rates of taxation.

Even if dividends were treated as paid by a qualified foreign corporation, a non-corporate U.S. Holder would not be eligible for reduced rates of taxation if either (i) it does not hold our ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or (ii) the U.S. Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate U.S. Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

You should consult your own tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ordinary shares, as well as the effect of any change in applicable law after the date of this annual report.

Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividends. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Sale or other taxable disposition of ordinary shares

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, a U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ordinary shares in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in such ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company rules

In general, a non-U.S. corporation will be a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Additionally, for this purpose, cash is categorized as a passive asset and a company’s goodwill associated with active business activity is taken into account as a non-passive asset. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Although the law in this regard is unclear, we treat our consolidated affiliates as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements. If it were determined, however, that we are not the owner of any of our consolidated affiliates for United States federal income tax purposes, the composition of our income and assets would change and we may be a PFIC for the current or any subsequent taxable year.

In addition, our PFIC status for any taxable year is a factual determination that can be made only after the end of such year, and will depend on the composition of our income and assets and the value of our assets for such year. Our PFIC status may be affected by how, and how quickly, we spend our liquid assets and the cash expected to be raised in the initial public offering. Moreover, because we hold, and may continue to hold, a significant amount of cash, our PFIC status for any taxable year may depend on the value of our goodwill which may be determined, in part, by reference to the market price of our ordinary shares, which may change from time to time. In estimating the value of our goodwill, we have taken into account our anticipated market capitalization following the listing of the ordinary shares on the Nasdaq. If our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for the current or one or more future taxable years. In light of the foregoing, there can be no assurance that we will not be a PFIC for the current or any future taxable year. Morgan, Lewis & Bockius LLP, our United States tax counsel, therefore expresses no opinion with respect to our PFIC status for any taxable year or our beliefs and expectations relating to such status set forth in this discussion.

If we are a PFIC for any taxable year during which a U.S. Holder owns ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns ordinary shares, even if we cease to meet the threshold requirements for PFIC status. U.S. Holders should consult their tax advisers as to whether we are a PFIC for any taxable year and the availability of a “deemed sale” election that would allow them to eliminate the continuing PFIC status under certain circumstances.

If we were a PFIC for any taxable year and any of our subsidiaries, consolidated affiliated entities or other companies in which we own or are treated as owning equity interest were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders had not received the proceeds of those distributions or dispositions.

Generally, if we are a PFIC for any taxable year during which a U.S. Holder owned our ordinary shares, gain recognized upon a disposition (including, under certain circumstances, a pledge) of ordinary shares by the U.S. Holder will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC will be taxed as ordinary income. The amounts allocated to each other taxable year will be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge will be imposed on the tax allocated to each taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ordinary shares exceeds 125% of the average of the annual distributions received (or deemed received) during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, the distribution will be subject to taxation in the manner. In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

Alternatively, if we were a PFIC and if the ordinary shares were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ordinary shares would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ordinary shares were traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq, where our ordinary shares are listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize at the end of each taxable year (i) as ordinary income any excess of the fair market value of the ordinary shares over their adjusted tax basis, or (ii) as ordinary loss any excess of the adjusted tax basis of the ordinary shares over their fair market value (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If, however, we cease to be classified as a PFIC, a U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ordinary shares in a year when the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on the ordinary shares will be treated as discussed under “— Taxation of Distributions” above. U.S. Holders will not be able to make a mark-to-market election with respect to any shares of a Lower-tier PFIC because such shares will not trade on any stock exchange.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections, which if available could materially affect the tax consequences of the ownership and disposition of our ordinary shares if we were a PFIC for any taxable year. Therefore, U.S. Holders will not be able to make such elections.

If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file annual reports on IRS Form 8621 (or any successor form) with respect to us, generally with the U.S. Holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for 2022 or any other taxable year and the potential application of the PFIC rules.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of ordinary shares, unless the ordinary shares are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ordinary shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC our registration statement on Form F-1 as amended.

We have filed this annual report on Form 20-F with the SEC under the Exchange Act. Statements made in this annual report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You also can request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I. Subsidiaries Information

Not applicable.

J. Annual Report to Security Holders.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

Concentration of credit risk

Our assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances, contracts receivable and contract assets, and other receivables.

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where our operating subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (US$63,695) if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2024, cash balance of HK$6,390,861 (US$816,630) was maintained at financial institutions in Hong Kong and approximately HK$500,000 was insured by the Hong Kong Deposit Protection Board.

We have designed credit policies with an objective to minimize their exposure to credit risk. Our contracts receivable and contract assets are short term in nature and the associated risk is minimal. We conduct credit evaluations on customers and generally do not require collateral or other security from such customers. We periodically evaluate the creditworthiness of the existing customers in determining an allowance for expected credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

We are also exposed to risk from other receivables. These assets are subjected to credit evaluations. An allowance, where applicable, would make for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Customer concentration risk

For the year ended March 31, 2022, three customers accounted for 40.7%, 23.9% and 11.9% of our total revenue. For the year ended March 31, 2023, four customers accounted for 24.0%, 20.9%, 19.4% and 16.9% of our total revenue. For the year ended March 31, 2024, two customers accounted for 69.3% and 10.4% of our total revenue. No other customer accounts for more than 10% of revenue for the years ended March 31, 2022, 2023 and 2024.

As of March 31, 2023, three customers accounted for 28.1%, 18.1% and 12.4% of the total balance of contracts receivable. As of March 31, 2024, three customers accounted for 36.2%, 16.9% and 16.7% of the total balance of contracts receivable. No other customer accounts for more than 10% of contracts receivable as of March 31, 2023 and 2024.

Contract asset concentration risk

As of March 31, 2023, two customers accounted for 68.5% and 16.1% of the total balance of contract assets. As of March 31, 2024, one customer accounted for 82.8% of the total balance of contract assets. No other customer accounts for more than 10% of contract assets as of March 31, 2023 and 2024.

As of March 31, 2023, one customer accounted for 100% of retention receivable. As of March 31, 2024, one customer accounted for 100% of retention receivable. No other customer accounts for more than 10% of retention receivable as of March 31, 2023 and 2024.

Subcontractor concentration risk

For the year ended March 31, 2022, two subcontractors accounted for 35.2% and 17.6% of total purchases. For the year ended March 31, 2023, two subcontractors accounted for 13.8% and 10.6% of total purchases. For the year ended March 31, 2024, one subcontractor accounted for 19.6% of total purchases. No other subcontractor accounts for more than 10% of purchases for the years ended March 31, 2022, 2023 and 2024.

As of March 31, 2023, one subcontractor accounted for 39.2% of the total balance of accounts payable. As of March 31, 2024, two subcontractors accounted for 27.5% and 10.2% of the total balance of accounts payable. No other subcontractor accounts for more than 10% of accounts payable as of March 31, 2023 and 2024.

Interest rate risk

We are exposed to cash flow interest rate risk through the changes in interest rates related mainly to our bank loans and bank balances. We currently do not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. Our directors monitor our exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Foreign currency risk

We are exposed to foreign currency risk primarily through sales that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HK$ is currently pegged to US$, exposure to foreign exchange fluctuations is minimal.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure, as far as possible, that we will always have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Typically, we ensure that we have sufficient cash on demand to meet expected operational expenses for a period of 12 months, including the servicing of financial obligations: this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Market and geographic risk

Our major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence our business, financial condition, and results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Internal Control over Financial Reporting

Prior to the initial public offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures, and we have never been required to evaluate our internal controls within a specified period. As a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of and for the years ended March 31, 2022, 2023 and 2024, we identified certain areas of inadequacy in our internal control over financial reporting for the above-mentioned periods.

The areas of inadequacy identified relates to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; and (ii) a lack of personnel adequately trained in U.S. GAAP.

We have taken initiatives to improve our internal control over financial reporting to address the underlying causes of such areas of inadequacy, including (i) hiring more qualified staff to fill up key roles in our operations; and (ii) providing our relevant finance staff with appropriate training regarding requirements of U.S. GAAP.

However, we cannot assure you that we will complete the implementation of these measures in a timely manner. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have identified certain areas of inadequacy in our internal control over financial reporting as of March 31, 2024. If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.”

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of the benefits of this extended transition period provided under the JOBS Act for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Mr. Ho Tung Armen HO, Mr. Chi Wai SIU and Mr. Chun Pong Raymond SIU, and is chaired by Mr. Ho Tung Armen HO. Our board of directors has determined that Mr. Ho Tung Armen HO, Mr. Chi Wai SIU and Mr. Chun Pong Raymond SIU satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act, and Nasdaq Marketplace Rule 5605(a)(2). Our audit committee consists solely of independent directors that satisfy the Nasdaq and SEC requirements within one year of the completion of the initial public offering. We have determined that Mr. Ho Tung Armen HO qualifies as an “audit committee financial expert.”

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conducts and ethics, which is applicable to all of our directors, officers, employees and advisors. Our code of ethics and our code of conduct are publicly available on our website, www.reitar.io. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein.

ITEM 16C. PRINCIPAL ACCOUNTANT FEE AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal accountant for the periods presented.

Accounting fees and expenses(1)	US$150,000

(1) “Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal accountant, including audit services, audit-related services, tax services and other services, as described above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer with shares to be listed on Nasdaq, we are subject to the Nasdaq listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards, except for general fiduciary duties and duties of care. Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. We may follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have for as long as we qualify as a foreign private issuer including:

(a)	provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the Nasdaq;

(b)	have regularly scheduled executive sessions with only independent directors; or

(c)	seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding ordinary shares or more than 1% of our outstanding voting power to a related party, (iii) the issuance of more than 20% of our outstanding ordinary shares, and (iv) an issuance that would result in a change of control.

To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance standards applicable to U.S. domestic issuers.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of the Company’s securities by directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and all applicable listing standards. A copy of the policy is filed as Exhibit 11.2 hereto.

ITEM 16K. CYBERSECURITY

We employ various procedures designed to identify, protect, detect and respond to and manage reasonably foreseeable cybersecurity risks and threats. These include, but are not limited to, internal reporting, monitoring and detection tools and anti-virus software. We also periodically assess risks from cybersecurity and technology threats and monitor our information systems for potential vulnerabilities, including those that could arise from internal sources and external sources such as third-party service providers we do business with.

To date, we have not experienced any cybersecurity attacks, any such attack could adversely affect our business. Further, a penetration of our systems or a third-party’s systems or other misappropriation or misuse of personal information could subject us to business, regulatory, litigation and reputation risk, which could have a negative effect on our business, financial condition and results of operations.

Our associate director of business strategy and innovation technology department is the responsible personnel involved in, and ultimately responsible for, cybersecurity oversight. He oversees our cybersecurity risk and receives regular reports from our management team on various potential cybersecurity matters, including areas of emerging risks, incidents and industry trends, and other areas of importance.

We have adopted a cybersecurity policy governing the establishment and application of certain procedures and safeguards to identify potential cybersecurity risks and, in the event of a cybersecurity breach, the protocol for disclosing to the SEC, including possible remedies. We review cybersecurity risk as part of our overall risk-management system. This ensures that cybersecurity risk management remains a meaningful priority in our business strategy and operations. Our risk management strategy for cybersecurity generally includes:

1.	Identification: We aim to proactively identify the manners in which our business could be materially impacted by cybersecurity risks including:

a.	Cybersecurity Incident – an unauthorized occurrence, or a series of related unauthorized occurrences, on or conducted through our information system that jeopardizes the confidentiality, integrity, or availability of our information systems or any information residing therein; and

b.	Cybersecurity Threat – any potential unauthorized occurrence on or conducted through our information systems that may result in adverse affects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

2.	Assessment: We periodically assess our risks relating to cybersecurity threats, including risks relating to our reliance on third parties. In so doing, we consider the likelihood and impact that could result from the manifesting of such risks, together with the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks, together with the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks, including evaluating and if available obtaining cyber liability insurance, and aligning such cyber-risk management policies with the our business needs by integrating cyber-risk analysis into significant business decisions.

3.	Management: If deemed appropriate, we design and implement reasonable safeguards to address any identified gaps in our existing processes and procedures.

4.	Evaluation: If a cybersecurity breach occurs, our associate director of business strategy and innovation technology department will determine whether the cybersecurity incident or cybersecurity threat is “material” (.i.e. is there a substantial likelihood that a reasonable shareholder would consider it important in making an investment decision or if it would have significantly altered the “total mix” of information made available?), assessing among other factors potential or actual financial impacts, reputational damage, and operational disruptions.

5.	Report: Establish and monitor an incident response approach requiring our chief financial officer to report to us, the full board of directors and legal counsel any cybersecurity concerns or events.

6.	Disclosure: To ensure compliance with SEC requirements and maintain overall stakeholder confidence in us, all material and known facts regarding the cybersecurity breach will be recorded, including their nature, scope, and financial implications; and a Form 6-K will be prepared and filed within four (4) business days after the determination that a “material” cybersecurity incident has occurred.

We presently do not engage third parties to assist with evaluating the effectiveness of our risk-management and cybersecurity practices.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit Number	Description
1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1/A (File No. 333-278295) filed with the SEC on June 12, 2024)

2.1	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1/A (File No. 333-278295) filed with the SEC on June 12, 2024)

4.1	Form of Indemnification Agreement between the Registrant and its directors (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-278295) filed with the SEC on June 12, 2024)

4.2	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-278295) filed with the SEC on June 12, 2024)

4.3	Framework Agreement between Mr. Yiu, Mr. Chung, Reitar Logtech Engineering Limited, and Kamui Group Development Limited dated October 25, 2022 (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-278295) filed with the SEC on June 12, 2024)

4.4	Share Transfer Agreement between the Registrant, Smart Wealthy Investment Limited and Integrated Intelligence Investment Limited dated November 8, 2022 (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-278295) filed with the SEC on June 12, 2024)

4.5	Share Transfer Agreement between the Registrant, Mr. Chan and Mr. Chung dated November 9, 2022 (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-278295) filed with the SEC on June 12, 2024)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-278295) filed with the SEC on June 12, 2024)

11.1	Code of Conduct (incorporated by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-278295) filed with the SEC on June 12, 2024)

12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

16.1*	Insider Trading Policy

97.1*	Compensation Recoupment Policy

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Reitar Logtech Holdings Limited

/s/ Kin Chung Chan
	Name:	Kin Chung Chan
	Title:	Director, Chairman and Chief Executive Officer

Date: July 31, 2024

REITAR LOGTECH HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Reitar Logtech Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Reitar Logtech Holdings Limited and its subsidiaries (collectively the “Company”) as of March 31, 2023 and 2024 and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on our financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

WWC, P.C.
Certified Public Accountants
PCAOB ID: 1171

We have served as the Company’s auditor since 2022.
San Mateo, California

July 31, 2024

REITAR LOGTECH HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2023 and 2024

	As of March 31,
	2023	2024	2024
	HK$	HK$	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	46,613,240	6,390,861	816,630
Restricted cash	—	18,059,262	2,307,627
Contracts receivable, net	19,994,756	27,414,118	3,502,999
Contract assets, net	16,120,142	59,554,163	7,609,880
Retention receivables, net	675,000	332,567	42,496
Prepaid expenses and other receivables, net	70,426,845	75,697,151	9,672,643
Total current assets	153,829,983	187,448,122	23,952,275
NON-CURRENT ASSETS
Long-term investment	1	10,508,785	1,342,822
Property and equipment, net	6,390,324	4,516,544	577,128
Right-of-use assets, net	7,680,641	5,224,696	667,616
Other receivables, net	655,916	—	—
Rental deposits, net	1,059,466	1,059,466	135,380
Goodwill	34,066,838	34,066,838	4,353,089
Total non-current assets	49,853,186	55,376,329	7,076,035
Total assets	203,683,169	242,824,451	31,028,310
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank borrowings	7,535,397	40,853,575	5,220,304
Accounts payable	16,695,694	22,733,798	2,904,944
Accrued expenses and other payables	9,301,806	6,203,617	792,703
Tax payable	5,683,683	8,737,661	1,116,506
Contract liabilities	53,863,775	59,363,407	7,585,505
Operating lease liabilities	2,455,945	2,859,872	365,437
Amount due to related parties	24,490,867	1,648,401	210,634
Total current liabilities	120,027,167	142,400,331	18,196,033
NON-CURRENT LIABILITIES
Operating lease liabilities	5,224,696	2,364,824	302,179
Total non-current liabilities	5,224,696	2,364,824	302,179
Total liabilities	125,251,863	144,765,155	18,498,212

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares: US$0.00000005 par value, 1,000,000,000,000 shares authorized as of March 31, 2023 and 2024, 60,000,000 shares issued and outstanding as of March 31, 2023 and 2024
Class A ordinary shares, US$0.00000005 par value, 900,000,000,000 shares authorized; 40,000,000 shares issued and outstanding as of March 31, 2023 and 2024*	16	16	2
Class B ordinary shares, US$0.00000005 par value, 100,000,000,000 shares authorized; 20,000,000 shares issued and outstanding as of March 31, 2023 and 2024*	8	8	1
Additional paid-in capital	8,404,870	8,404,870	1,073,981
Retained earnings	70,128,292	89,887,738	11,485,930
Equity attributable to owners of the Company	78,533,186	98,292,632	12,559,914
Non-controlling interests	(101,880)	(233,336)	(29,816)
Total shareholders’ equity	78,431,306	98,059,296	12,530,098
Total liabilities and shareholders’ equity	203,683,169	242,824,451	31,028,310

*	Retrospectively restated for effect of share recapitalization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

REITAR LOGTECH HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THR YEARS ENDED MARCH 31, 2022, 2023 and 2024

	Years ended March 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
REVENUE
– External	143,854,994	82,675,853	250,237,197	31,975,517
– Related parties	296,985	1,809,486	1,742,678	222,681
Total revenue	144,151,979	84,485,339	251,979,875	32,198,198

COST OF REVENUE
– External	(67,782,680)	(59,116,383)	(187,920,609)	(24,012,651)
– Related parties	(39,441,513)	(961,938)	—	—
Total cost of revenue	(107,224,193)	(60,078,321)	(187,920,609)	(24,012,651)
Gross profit	36,927,786	24,407,018	64,059,266	8,185,547

OPERATING EXPENSES
Personnel and benefit expense	(1,642,778)	(4,733,405)	(15,509,419)	(1,981,807)
Depreciation of property and equipment	(33,720)	(696,482)	(2,391,477)	(305,585)
Amortization of operating lease right-of-use assets	—	(567,166)	(2,455,945)	(313,823)
Management fee – related party	(6,101,612)	(3,600,000)	—	—
Professional fee	(1,893,282)	(1,771,687)	(3,207,518)	(409,859)
Provision for expected credit losses	(700,899)	(1,809,747)	(7,022,680)	(897,363)
Others	(3,079,149)	(1,820,087)	(5,287,115)	(675,592)
Total operating expenses	(13,451,440)	(14,998,574)	(35,874,154)	(4,584,029)
INCOME FROM CONTINUING OPERATION	23,476,346	9,408,444	28,185,112	3,601,518

OTHER INCOME (EXPENSES)
Bank interest income	3,722	9	195,319	24,958
Interest expense	(167,293)	(220,201)	(1,486,629)	(189,963)
Other income	18,064	267,053	41,800	5,341
Other expense	(2,897)	—	(1,600)	(204)
Impairment loss on goodwill	—	—	(1,500,000)	(191,671)
Total other income (expenses), net	(148,404)	46,861	(2,751,110)	(351,539)
INCOME FROM CONTINUING OPERATION BEFORE INCOME TAX EXPENSES	23,327,942	9,455,305	25,434,002	3,249,979

INCOME TAX EXPENSES	(4,163,246)	(1,994,996)	(5,806,012)	(741,897)
NET INCOME FROM CONTINUING OPERATION	19,164,696	7,460,309	19,627,990	2,508,082

DISCONTINUED OPERATION
Income from discontinued operation	—	4,133,971	—	—
Gain on disposal	—	52,016,401	—	—
GAIN ON DISCONTINUED OPERATION	—	56,150,372	—	—
NET INCOME	19,164,696	63,610,681	19,627,990	2,508,082
Add: net loss attributable to non-controlling interests from continuing operation	—	(101,880)	(131,456)	(16,798)
NET INCOME ATTRIBUTABLE TO THE COMPANY’S ORDINARY SHAREHOLDERS AND TOTAL COMPREHENSIVE INCOME	19,164,696	63,712,561	19,759,446	2,524,880

Weighted average number of ordinary shares:
Basic and diluted*	30,000,000	41,753,425	60,000,000	60,000,000
Earnings per ordinary share – basic and diluted*
Continuing operation	0.64	0.18	0.33	0.04
Discontinued operation	—	1.34	—	—
Ordinary shareholders	0.64	1.52	0.33	0.04

*	Retrospectively restated for effect of share recapitalization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

REITAR LOGTECH HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED MARCH 31, 2022, 2023 and 2024

	Ordinary shares						Total Reitar Logtech Holdings
	Class A No. of shares*	Par value	Class B No. of shares*	Par value	Additional paid-in capital	Retained earnings	Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		HK$		HK$	HK$	HK$	HK$	HK$	HK$
BALANCE, April 1, 2021	20,000,000	8	10,000,000	4	98	2,299,615	2,299,725	—	2,299,725
Net income	—	—	—	—	—	19,164,696	19,164,696	—	19,164,696
Dividend distribution	—	—	—	—	—	(13,960,000)	(13,960,000)		(13,960,000)
BALANCE, March 31, 2022	20,000,000	8	10,000,000	4	98	7,504,311	7,504,421	—	7,504,421
Issuance of ordinary shares for acquisition of subsidiaries	20,000,000	8	10,000,000	4	8,404,772	—	8,404,784	—	8,404,784
Net income	—	—	—	—	—	63,712,561	63,712,561	(101,880)	63,610,681
Constructive dividend	—	—	—	—	—	(1,088,580)	(1,088,580)	—	(1,088,580)
BALANCE, March 31, 2023	40,000,000	16	20,000,000	8	8,404,870	70,128,292	78,533,186	(101,880)	78,431,306
Net income (loss)	—	—	—	—	—	19,759,446	19,759,446	(131,456)	19,627,990
BALANCE, March 31, 2024	40,000,000	16	20,000,000	8	8,404,870	89,887,738	98,292,632	(233,336)	98,059,296
BALANCE, March 31, 2024 (US$)		2		1	1,073,981	11,485,930	12,559,914	(29,816)	12,530,098

*	Retrospectively restated for effect of share recapitalization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

REITAR LOGTECH HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 and 2024

	Years ended March 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Cash flows from operating activities
Net income	19,164,696	63,610,681	19,627,990	2,508,082
Less: gain on discontinued operation	—	(56,150,372)	—	—
Net income from continuing operation	19,164,696	7,460,309	19,627,990	2,508,082
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	33,720	696,482	2,391,477	305,585
Amortization of operating lease right-of-use assets	—	567,166	2,455,945	313,823
Provision for expected credit losses	700,899	1,809,747	7,022,680	897,363
Impairment loss on goodwill	—	—	1,500,000	191,671
Gain on disposal of property and equipment	(354)	—	—	—
Changes in operating assets and liabilities
Contracts receivable	(17,264,836)	567,733	(12,899,645)	(1,648,327)
Contracts receivable – related parties	(964,219)	1,122,988	—	—
Contract assets	458,594	(10,520,475)	(44,557,145)	(5,693,549)
Contract assets – related parties	23,781	—	—	—
Retention receivables	(2,323,570)	2,091,931	333,868	42,662
Prepaid expenses and other receivables	2,361,723	2,138,551	184,416	23,529
Tax recoverable	252,362	—	—	—
Accounts payable	1,480,116	2,398,888	6,038,104	771,554
Accrued expenses	(5,861,898)	(6,313,224)	(6,520,805)	(833,234)
Contract liabilities	2,444,168	47,178,644	5,499,632	702,748
Tax payable	2,424,973	1,142,765	3,053,978	390,240
Operating lease liabilities	—	(567,166)	(2,866,653)	(366,303)
Net cash provided by (used in) operating activities – continuing operation	2,930,155	49,774,339	(18,736,428)	(2,394,156)
Net cash used in operating activities – discontinued operation	—	(60,000)	—	—
Net cash provided by (used in) operating activities	2,930,155	49,714,339	(18,736,428)	(2,394,156)
Cash flows from investing activities
Purchase of property and equipment	(142,075)	(473,772)	(517,697)	(66,152)
Acquisition of a subsidiary	—	—	(1,000,000)	(127,781)
Long-term investment	—	—	(10,508,784)	(1,342,821)
Loan to a third party	—	—	(800,000)	(102,225)
Proceeds from disposal of property and equipment	7,424	—	—	—
Net increase in cash from acquisitions of subsidiaries	—	3,135,319	—	—
Net cash provided by (used in) investing activities – continuing operation	(134,651)	2,661,547	(12,826,481)	(1,638,979)
Net cash provided by investing activities – discontinued operation	—	7,000,000	—	—
Net cash provided by (used in) investing activities	(134,651)	9,661,547	(12,826,481)	(1,638,979)
Cash flows from financing activities
Proceeds from bank borrowings	4,782,700	4,000,000	81,636,675	10,431,602
Repayment for bank borrowings	(1,137,703)	(1,527,779)	(59,191,113)	(7,563,490)
Dividend paid	(10,700,000)	—	—	—
Deferred offering costs	—	(4,034,754)	(1,075,920)	(137,482)
Advance to related parties	(704,322)	(19,854,120)	(17,406,158)	(2,224,173)
Repayment from related parties	2,910,000	6,066	5,436,308	694,656
Net cash (used in) provided by financing activities	(4,849,325)	(21,410,587)	9,399,792	1,201,113
Net (decrease) increase in cash and cash equivalents and restricted cash	(2,053,821)	37,965,299	(22,163,117)	(2,832,022)
Cash and cash equivalents and restricted cash at the beginning of the year	10,701,762	8,647,941	46,613,240	5,956,279
Cash and cash equivalents and restricted cash at the end of the year	8,647,941	46,613,240	24,450,123	3,124,257

Supplementary cash flow information
Interest received	3,722	9	195,319	24,958
Interest paid	(167,293)	(220,201)	(1,486,629)	(189,963)
Income tax paid	(1,485,911)	(827,021)	(2,752,034)	(351,657)

Non-cash investing and financing activities:
Supplemental schedule of non-cash investing and financing activities:
Dividends made through reduction in amount due from a related party	(3,260,000)	—	—	—
Constructive dividend	—	(1,088,580)	—	—
Initial recognition of operating lease liabilities related to right-of-use-assets	—	8,247,807	—	—

Reconciliation of cash, cash equivalents and restricted cash:

	As of March 31,
	2023	2024	2024
	HK$	HK$	US$
Cash and cash equivalents	46,613,240	6,390,861	816,630
Restricted cash	—	18,059,262	2,307,627
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	46,613,240	24,450,123	3,124,257

The accompanying notes are an integral part of these consolidated financial statements.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. organization and principal activities

Business

Reitar Logtech Holdings Limited (the “Company”), through its wholly owned subsidiaries, is engaged in (i) provision of construction management and engineering design services and (ii) asset management and investment, and professional consultancy services in Hong Kong. The products from provision of construction management and engineering design services are cold storage facilities, automated warehouses, renovated offices and tailor-made electrical systems. The services from asset management and professional consultancy services are asset management services for construction projects involving refrigerated storage and warehouses and professional consultancy services for construction projects involving renovation work, interior design and modification work of commercial units and residential or commercial redevelopment work.

Organization and reorganization

The Company was incorporated under the laws of the Cayman Islands as a limited company on September 15, 2022 and as a holding company. The Company allotted and issued 1 share to Mr. Chun Yip Yiu (“Mr. Yiu”) and 1 share to Mr. Hau Lim Chung (“Mr. Chung”) on the date of incorporation.

Reitar Logtech Engineering Limited, a British Virgin Islands (“BVI”) business company limited by shares incorporated in the BVI on September 15, 2022, is the immediate holding company of Kamui Development Group Limited. The equity interest of Reitar Logtech Engineering Limited was ultimately held as to 50% by Mr. Yiu and 50% by Mr. Chung through certain intermediate holding companies prior to the group reorganization (the “Group Reorganization”) (see below).

Kamui Development Group Limited, a company with limited liability incorporated in Hong Kong on October 24, 2022, is the subsidiary of Reitar Logtech Engineering Limited.

Pursuant to a Group Reorganization, to rationalize the structure of the Company and its subsidiary companies (collectively, the “Group”) in preparation for the listing of the Company’s shares, the Company became the holding company of the Group on November 8, 2022, which involved (i) the transfer of the entire equity interest of Kamui Cold Chain Engineering & Service Limited, Kamui Logistics Automation System Limited and Kamui Construction & Engineering Group Limited by the wholly-owned company of Mr. Yiu and Mr. Chung, Kamui Group Development Limited (“KGDL”), to Kamui Development Group Limited; and (ii) the transfer of entire equity interest of Reitar Logtech Engineering Limited by Smart Wealthy Investment Limited and Integrated Intelligence Investment Limited, which are wholly-owned by Mr. Yiu and Mr. Chung, respectively, in exchange for an allotment and issuance of 4,999 and 4,999 shares of the Company. The Company, together with its wholly owned subsidiaries, are effectively controlled by the same shareholders, i.e., ultimately held as to 50% by Mr. Yiu and 50% by Mr. Chung, before and after the Group Reorganization and therefore the Group Reorganization is considered as a recapitalization of entities under common control. The consolidated balance sheets as of March 31, 2023 and 2024 present the assets and liabilities of the companies now comprising the Group which had been incorporated/established as of the relevant balance sheet date as if the current group structure had been in existence at those dates.

On November 9, 2022, the Company acquired 100% equity interest of Reitar Capital Partners Limited, a limited liability company incorporated in the BVI, which directly owns 100% shares of Reitar Logtech Group Limited and indirectly owns 100% shares of Reitar Cold Chain Limited (“RCC”), Reitar Properties Leasing Limited, Reithub Consulting Limited and Reitar Asset Management Limited (collectively the “Reitar Group”), through the issuance of 10,000 additional ordinary shares of the Company.

On December 18, 2023, the Company amended its memorandum of association to re-designate the 20,000 issued ordinary shares into Class A Ordinary Shares with a par value of US$0.0001 each and 10,000 Class B Ordinary Shares are allotted and issued to shareholders proportionally, with a par value US$0.0001 each. Pursuant to the memorandum of association, holders of Class A Ordinary Shares and Class B Ordinary Shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company and have the same rights except each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to fifteen (15) votes. Also, each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof but Class A Ordinary Shares are not convertible into Class B Ordinary Shares.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. organization and principal activities (cont.)

On April 16, 2024, the Company effected a share split at a ratio of 1-to-2,000. As a result of the share split, the authorized share capital of the Company was changed to US$50,000 divided into (i) 900,000,000,000 Class A Ordinary Shares of par value of US$0.00000005 each and (ii) 100,000,000,000 Class B Ordinary Shares of par value of US$0.00000005 each. As a result, a total of 40,000,000 Class A Ordinary Shares and 20,000,000 Class B Ordinary Shares were issued after the share split as of the date hereof.

The Company considered that the above share amendment was part of the Company’s recapitalization prior to completion of its initial public offering. The Company believed it is appropriate to reflect the above transactions on a retroactive basis pursuant to ASC 260. All shares and per share amounts used herein and in the accompanying consolidated financial statements have been retroactively restated to reflect the above share amendment.

As of the date of this report, details of the subsidiary companies are as follows:

Name	Background	Ownership
Reitar Logtech Engineering Limited (formerly known as Kamui Group Holdings Limited)	— A BVI company — Incorporated on September 15, 2022 — Issued share capital of US$202 — Investment holding	Wholly owned by the Company
Kamui Development Group Limited	— A Hong Kong company — Incorporated on October 24, 2022 — Issued share capital of HK$1 — Investment holding	Indirectly wholly owned by the Company
Kamui Cold Chain Engineering & Service Limited	— A Hong Kong company — Incorporated on October 26, 2015 — Issued share capital of HK$100 — Provision of construction and engineering services	Wholly owned by Kamui Development Group Limited
Kamui Logistics Automation System Limited	— A Hong Kong company — Incorporated on January 22, 2013 — Issued share capital of HK$10,000 — Provision of construction and engineering services	Wholly owned by Kamui Development Group Limited
Kamui Construction & Engineering Group Limited (formerly known as Window King Limited)	— A Hong Kong company — Incorporated on December 16, 2016 — Issued share capital of HK$1 — Provision of construction and engineering services	Wholly owned by Kamui Development Group Limited
Vincit EngTech Co., Limited	— A Hong Kong company — Incorporated on July 14, 2023 — Issued share capital of HK$1,000 — Provision of construction and engineering services	75% owned by Kamui Cold Chain Engineering & Service Limited
Vincit Build Solution Co., Limited	— A Hong Kong company — Incorporated on May 10, 2023 — Issued share capital of HK$100 — Provision of construction and engineering services	51% owned by Kamui Development Group Limited
Alvin Design and Construction Company Limited	— A Hong Kong company — Incorporated on October 3, 2018 — Acquired on September 11, 2023 — Issued share capital of HK$180,000 — Provision of construction and engineering services	Wholly owned by Vincit Build Solution Co., Limited
Reitar Capital Partners Limited	— A BVI company — Incorporated on May 11, 2020 — Issued share capital of USD$100 — Intermediate holding company	Wholly owned by Reitar Logtech Holdings Limited
Reitar Logtech Group Limited	— A Hong Kong company — Incorporated on June 3, 2020 — Issued share capital of HK$100 — Intermediate holding company — Provision of asset and project management services	Wholly owned by Reitar Capital Partners Limited

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. organization and principal activities (cont.)

Name	Background	Ownership
Reitar Cold Chain Limited	— A Hong Kong company — Incorporated on February 26, 2021 — Issued share capital of HK$100 — Provision of asset and project management services	Wholly owned by Reitar Logtech Group Limited
Reitar Properties Leasing Limited	— A Hong Kong company — Incorporated on Mar 1, 2022 — Issued share capital of HK$100 — Provision of asset and project management services	Wholly owned by Reitar Logtech Group Limited
Reithub Consulting Limited	— A Hong Kong company — Incorporated on February 28, 2022 — Issued share capital of HK$100 — Provision of asset and project management services	Wholly owned by Reitar Logtech Group Limited
Reitar Asset Management Limited	— A Hong Kong company — Incorporated on June 14, 2022 — Issued share capital of HK$100 — Provision of asset and project management services	Wholly owned by Reitar Logtech Group Limited
Cogen Advisory Limited	— A Hong Kong company — Incorporated on September 1, 2022 — Issued share capital of HK$100 — Provision of professional consultancy services	51% owned by Reitar Logtech Group Limited
Cogen Investment (WS) Limited	— A Hong Kong company — Incorporated on February 1, 2023 — Issued share capital of HK$100 — Provision of professional consultancy services	Wholly owned by Cogen Advisory Limited
Cogen Operation Limited	— A Hong Kong company — Incorporated on September 30, 2022 — Fully acquired on May 15, 2023 — Issued share capital of HK$10,000 — Provision of asset and project management services	Wholly owned by Cogen Advisory Limited

2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities and Exchange Commission.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Discontinued operation

The Company has adopted ASC Topic 205 “Presentation of Financial Statements” Subtopic 20-45, in determining whether any of its business component(s) classified as held for sale, disposed of by sale or other than by sale is required to be reported in discontinued operation. In accordance with ASC Topic 205-20-45-1, a discontinued operation may include a component of an entity or a group of components of an entity, or a business or non-profit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

The results of operations of discontinued operation for the years ended March 31, 2022 and 2023 have been reflected separately in the consolidated statement of income as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operation of the three categories for the years ended March 31, 2022 and 2023 were separately presented in the consolidated statements of cash flows for all periods presented in accordance with U.S. GAAP. During the year ended March 31, 2023, the Company disposed the subleasing business acquired through the Business Combination of Reitar Group.

Use of estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from the estimates and assumptions that were used.

Foreign currency translation and transaction

The Company uses Hong Kong dollars (“HK$”), as reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands and BVI is the United States dollar (“US$”) and the functional currency of its Hong Kong subsidiaries is HK$. The determination of the respective functional currency is based on the criteria of Accounting Standards Codification (“ASC”) Topic 830, Foreign Currency Matters.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as other income (loss), net in the consolidated statements of income and comprehensive income.

Convenience translation

Translations of the consolidated balance sheets, consolidated statements of income and comprehensive income, and consolidated statements of cash flows from HK$ into US$ as of and for the year ended March 31, 2024 are solely for the convenience of the reader and were calculated at the rate of US$1 = HK$7.8259, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and deposits placed with banks, which are unrestricted as to withdrawal and use. The Company does not have any cash equivalents as of March 31, 2023 and 2024. The Company’s cash is held at well capitalized financial institutions, but they are not Federal Deposit Insurance Corporation insured. The Company believes that it is not exposed to any significant credit risk in cash and cash equivalents.

Restricted cash

Restricted cash represents interest bearing deposits placed with banks in relation to banking facilities arrangement or surety money for certain major construction projects. The surety money is not mandatory for each construction project and is placed in the financial institutions under the Company’s name and control as a gesture of commitment to those projects for the customers. The funds are restricted from immediate use and the restriction will be lifted upon the maturity of the deposits, expiry of the banking facilities or the completion of the construction projects. The Company’s cash is held at well capitalized financial institutions, but they are not Federal Deposit Insurance Corporation insured. The Company believes that it is not exposed to any significant credit risk in restricted cash.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued additional related Accounting Standards Updates (collectively, “ASC 606”). The Company derives revenue principally from (i) provision of construction management and engineering design services and (ii) provision of asset management and professional consultancy services in Hong Kong. The Company enters into agreements with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have written agreements with its customers and revenue on oral or implied arrangements is generally not recognized. The Company recognizes revenue based on the consideration specified in the applicable agreement.

Revenue from contracts with customers is recognized using the following five steps:

1.	identify the contract(s) with a customer;

2.	identify the performance obligations in the contract;

3.	determine the transaction price;

4.	allocate the transaction price to the performance obligations in the contract; and

5.	recognize revenue when (or as) the entity satisfies a performance obligation.

Generally, revenue is recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, or the price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

The Company currently generates its revenue by the below sources:

(a) Construction management and engineering design services

The Company currently generates revenue from providing construction management and engineering design services. The Company is typically contracted through invitation to tender from or corporate negotiation with existing or potential customers in Hong Kong. The Company recognizes revenue using the percentage-of-completion method, based primarily on contract costs incurred to date compared to total estimated contract costs. The percentage-of-completion method (an input method) is the most representative depiction of the Company’s performance because it directly measures the value of the services or products transferred to the customer. Subcontractor materials, labor and equipment are included in revenue and cost of revenue when management believes that the Company is acting as a principal rather than as an agent (e.g., the Company integrates the materials and labor into the deliverable promised to the customer or is otherwise primarily responsible for fulfillment and acceptability of the materials and labor). The performance obligation is the transfer of control of the completed products which is not divisible and separately identifiable; the Company provides the value-added service by integrating goods and services into a single product for which the customer has contracted. As such, the Company’s contracts typically contain one single performance obligation to complete which is a defined construction project. The Company currently does not have any modifications to its existing contracts and the contracts currently do not include any variable consideration. The transaction price is clearly identifiable within sales contracts. Historically, any contract acquisition costs have been immaterial; in the event that such costs may arise, the Company will expense such costs incurred as periodic costs.

Recognition of revenue and cost of revenue for construction projects requires significant judgment by management, including, among other things, estimating total costs expected to be incurred to complete a project and measuring progress toward completion. Management reviews contract estimates regularly to assess revisions of estimated costs to complete a project and measurement of progress toward completion. Management believes it maintains reasonable estimates based on prior experience; however, many factors contribute to changes in estimates of contract costs. Accordingly, estimates made with respect to uncompleted projects are subject to change as each project progresses and better estimates of contract costs become available. All contract costs are recorded as incurred, and revisions to estimated total costs are reflected as soon as the obligation to perform is determined. In the event that an estimated losses on uncompleted contracts may occur based on evidence that indicates that the estimated total cost of a contract exceeds its estimated total revenue, regardless of the stage of completion, a provision for the loss of the full amount will be recognized to the result of operations. Contract costs consist of (i) direct costs on contracts, including labor, materials, and amounts payable to subcontractors and (ii) indirect costs.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

The Company’s contracts set forth payment terms that require the customer to make payment within 30 days of billing which is triggered by the Company reaching the milestone to bill the customer.

Management does not believe that its contracts include a significant financing component because the period between delivery or the contracting services to the customer and the time of payment does not typically exceed one year.

The Company generally provides limited warranties for work that it has performed under its engineering and construction management contracts; these warranty periods are known as the defect liabilities period, or DLP. The DLP typically extends for a duration of one year from the substantial completion of the project for the customer. Historically, warranty claims have not resulted in significant costs. Contracts will include a provision whereby the customer will withhold 5% to 10% of the total contract value until the end of the DLP at which point the customer will release the retention amounts to the Company.

The Company has no obligations for returns, refunds or similar obligations of its projects with customers.

For the years ended March 31, 2022, 2023 and 2024, the Company is not aware of any material claims against the Company in relation to construction management and engineering design service provided.

(b) Maintenance service

Revenue from maintenance service contracts, which require the Company to render repair, maintenance, software enhancement, and cleaning or inspection services during the contracted maintenance periods, is generally within one year. Maintenance service contracts are entered separately with existing or potential customers. Revenue generated from maintenance service is recognized over the coverage period on a straight-line basis.

(c) Asset management and professional consultancy services

(i) Asset management services

The Company provides asset management services for construction projects involving refrigerated storage and warehouses. As a manager of sites, such as warehouses or construction sites, the Company provides a variety of services, including but not limited to planning and design management, construction scheduling management, sub-contracting vendor management, construction cost controls, material management, and quality assurance and oversight.

(ii) Professional consultancy services

The Company provides professional consultancy services for construction projects involving renovation work, interior design, and modification work of commercial units, and residential or commercial redevelopment work. The Company provides a variety of services, including but not limited to providing professional advice on design and work plan, performing construction work progress review, handling the application of building certifications, and the preparation of feasibility reports.

The Company obtains asset management services and professional consultancy services contracts through invitations to bid or via negotiations with existing or prospective corporate clients in Hong Kong. The Company recognizes revenue from asset management services and professional consultancy services using the percentage-of-completion method, which is predominantly based on contract costs incurred to date relative to the total estimated contract costs. The percentage-of-completion method (an input method) is the most accurate representation of the Company’s performance because it measures directly the value of the services or products transferred to the consumer. In providing asset management services and professional consultancy services, most of the Company’s expenses are comprised of staff cost and subcontracting labor cost. Due to the continuous transfer of control to the customer, the Company records revenue from these types of contracts over time, as performance obligations are met. In general, contracts are accounted for as a single unit of account (a single performance obligation) and are not segmented by service types. The Company currently does not have any contract modifications, nor does the contract have any variable consideration. A transaction price is plainly identifiable in contracts. Historically, contract acquisition costs have been insignificant; if such costs were to arise, the Company would expense them as a periodic cost. Customers are charged monthly service fees with a 30-day credit term.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

The Company has no obligations for returns, refunds or similar obligations of its projects with customers.

For the years ended March 31, 2022, 2023 and 2024, the Company is not aware of any material claims against the Company in relation to asset management services and professional consultancy services provided.

Contract related assets and liabilities are classified as current assets and current liabilities. Significant balance sheet accounts related to the revenue cycle are as follows:

Contracts receivable, net

Contracts receivable, net include amounts billed under the contract terms. The amounts are stated at their net realizable value. The typical payment terms require settlement within 30 days of billing. The Company maintains an allowance for expected credit losses to provide for the estimated number of receivables that will not be collected. The Company considers several factors in its estimate of the allowance, including knowledge of a customer’s financial condition, its historical collection experience, and other factors relevant for assessing the collectability of such receivables. Bad debts are written off against allowances. The receivables are written off after all collection efforts have ceased. For the years ended March 31, 2022, 2023 and 2024, provision for expected credit losses of HK$700,899, HK$1,813,957 and HK$5,480,283 (US$700,275) were charged to the consolidated statements of income and comprehensive income.

Contract assets, net

Contract assets, net are recorded when the progress to completion revenue earned on contracts exceeds amounts actually billed under the contract.

Retention receivables, net

Part of the contract sum, or retention revenue, assigns to be withheld at the end of a project for the limited warranties of work performed under its engineering and construction management contracts to ensure that the Company meets the contract requirements. Once the DLP started, the Company recognized retention receivables. The retention receivables will be transferred to contract receivables once the DLP is ended and signed off by the customer. As of March 31, 2023 and 2024, the Company has retention receivables of HK$675,000 and HK$332,567 (US$42,496), respectively.

Contract liabilities

Contract liabilities are recorded when amounts actually billed under a contract exceed the progress to completion revenue earned under the contract.

Prepaid expenses and other receivables, net

Prepaid expenses include deposit payment to suppliers and vendors for the procurement of materials and subcontracting fee on preliminary work before being accepted as a contractor by customer. Those materials are ordered only when needed by specific projects. Upon physical receipt and inspection of the materials from suppliers, and delivery of the materials to the customer’s location, the applicable amount is reclassified to cost of revenue.

Other receivables represent outstanding amounts from third parties which are stated at their net realizable value and with contractual terms as specified in respective notes. The Company considers the counterparties’ financial condition, its historical collection experience, and other factors relevant for assessing the collectability of such receivables. The receivables are written off after all collection efforts have ceased.

Long-term receivables are discounted based on interest rate of similar assets. The Company believes that the effect is minimal.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Deferred offering costs

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Pursuant to ASC 340-10-S99-1, initial public offering (“IPO”) costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. Deferred offering costs consist of professional and registration fees that are directly related to the Proposed Public Offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statements of income and comprehensive income. As of March 31, 2023 and 2024, the Company has incurred deferred offering costs of HK$4,034,754 and HK$8,033,290 (US$1,026,500), respectively.

Long-term investment

Equity method

The Company applies the equity method to account for equity investments in common stock or in-substance common stock, according to ASC 323 “Investments — Equity Method and Joint Ventures”, over which it has significant influence but does not own a controlling financial interest, unless the fair value option is elected for an investment.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Company considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity method investee is recognized in the consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive loss is recognized in other comprehensive loss. The Company records its share of the results of the equity method investees on a one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity method investee generally represents goodwill and intangible assets acquired. When the Company’s share of losses of the equity method investee equals or exceeds its interest in the equity method investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity method investee.

Equity securities

The Company recognizes investment in non-derivative equity securities of other entities, from which the Company has no control and significant influence, as financial asset according to ASC 321 “Investments — Equity Securities” if the Company has no intention to dispose of those equity securities within twelve months from the end of the reporting date. For equity securities do not have readily determinable fair values, they are reported at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any impairment losses. It is the Company policy to depreciate the acquired assets from the beginning of the financial year. Major renewals, betterments, and improvements are capitalized to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are expensed to operations. At the time property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation or amortization accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to operations.

The Company depreciates property and equipment using the straight-line method as follows:

Furniture and fixture	5 years
Office equipment	5 years
Leasehold improvement	Over the shorter of the terms of leases or 5 years

Rental deposits, net

Deposits paid under non-current assets primarily include deposits paid to landlord of the premises. This amount is refundable and bears no interest.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Goodwill

Goodwill represents the excess of the consideration paid for an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. In accordance with ASC 350, the Company may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit, including consideration of the impact of the COVID-19 pandemic. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. The Company may also bypass the qualitative assessment and proceed directly to perform the quantitative impairment test. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit. As of March 31, 2024, impairment loss on goodwill of HK$1,500,000 (US$191,671) was recorded in the consolidated statements of income and comprehensive income.

Impairment for long-lived assets

Long-lived assets, representing property and equipment with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2023 and 2024, no impairment of long-lived assets was recognized.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standard defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follow:

Level 1	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3	inputs to the valuation methodology are unobservable and significant to the fair value.

Bank borrowings

Borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Accounts payable

Accounts payable represent trade payables to vendors.

Accrued expenses and other payables

Accrued expenses and other payables primarily include accrued expenses for the operation of the ordinary course of business, payable for leasehold improvement, payable for purchase of a subsidiary and accrued deferred offering costs.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Employee benefit plan

Retirement benefits in the form of mandatory government-sponsored defined contribution plans are charged to either expense as incurred or allocated to wages as part of cost of revenue.

Related parties

The Company adopted ASC Topic 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Operating lease

Before April 1, 2020, The Company applied ASC Topic 840, Leases (“ASC 840”) and each lease is classified at the inception date as either a capital lease or an operating lease.

The Company adopted ASC Topic 842, Leases (“ASC 842”) on April 1, 2020, using the modified retrospective transition method through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedient. The Company categorized leases with contractual terms longer than twelve months as either operating or finance lease. There is no impact to accumulated deficit at adoption.

Operating right-of-use (“ROU”) assets represent rights to use underlying assets for the lease terms and lease liabilities represent obligation to make lease payments arising from the leases. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. If the implicit rate in lease is not readily determinable for operating leases, the Company generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company elected not to separate non-lease components from lease components; therefore, it will account for lease component and the non-lease components as a single lease component when there is only one vendor in the lease contract for the office leases. Lease payments are fixed.

Lease expense is recognized on a straight-line basis in operations over the lease term.

When a lease is terminated in its entirety, there should be no remaining lease liability or ROU assets. Any difference between the carrying amounts of the ROU assets and the lease liability should be recorded in the consolidated statements of income as a gain or loss.

Non-controlling interests

Non-controlling interests in the Company’s subsidiaries are recorded in accordance with the provisions of ASC 810 and are reported as a component of equity, separate from the parent’s equity. Purchase or sale of equity interests that do not result in a change of control are accounted for as equity transactions. Results of operations attributable to the non-controlling interest are included in our consolidated results of operations and, upon loss of control, the interest sold, as well as interest retained, if any, will be reported at fair value with any gain or loss recognized in earnings.

Cost of revenue

Cost of revenue consists of subcontracting fee, staff cost, material cost, depreciation and other indirect costs. Subcontracting fee includes both subcontracting costs and other outside costs associated with performance under contracts with customers. Staff costs represent the portion of salaries and wages incurred in connection with the production of deliverables under contracts with customers. Performance under contracts does not involve significant machinery or other long-term depreciable assets.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

General and administrative expenses

General and administrative expenses primarily consist of personnel-related compensation expenses, including salaries and related social insurance costs for operations and supporting personnel, management fee, depreciation, professional services fees, utilities, entertainment expense, office expense, low value consumables, and expenses related to general operations.

Government subsidies

Government subsidies are recognized as income in other income, net or as a reduction of specific costs and expenses for which the subsidies are intended to compensate. Such amounts are recognized in the consolidated statements of income and comprehensive income upon receipt and when all conditions attached to the grants, such as companies are required to stay in the same level of employment, are fulfilled. Such grants are presented under other income. During the years ended March 31, 2022, 2023 and 2024, the Company recognized government subsidies of HK$17,010, HK$257,074 and nil, respectively, in the other income of consolidated statements of income and comprehensive income.

Income taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes (“ASC 740”). Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, is dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Company adopted ASC 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, and prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

The Company’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expense.

Comprehensive income

The Company presents comprehensive income in accordance with ASC Topic 220, Comprehensive Income, (“ASC 220”). ASC 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the consolidated financial statements. The component of comprehensive income included the net income for the year.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Earnings per share

The Company computes earnings per share, or EPS, in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended March 31, 2022, 2023 and 2024, there were no dilutive shares.

Recently issued accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Recently adopted accounting standards

In June 2016, the FASB issued Accounting Standards Update No. 2016 - 13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016 - 13”). ASU 2016 - 13 added a new impairment model (known as the CECL model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The CECL model applies to most debt instruments, accounts receivables, notes receivables, loans receivable, financial guarantee contracts, and other loan commitments. The CECL model does not have a minimum threshold for recognition of impairment losses and entities will need to measure expected credit losses on assets that have a low risk of loss. As an emerging growth company, the Company was permitted to adopt the new standard for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company has adopted the new standard effective April 1, 2023, which didn’t have a material impact on the consolidated financial statements.

New accounting standards not yet adopted

In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all periods presented in the consolidated financial statements. Management is evaluating the impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated balance sheets, statements of income and comprehensive income and cash flows.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Segment information

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has two operating segments, which are (i) construction management and engineering design services; and (ii) asset management and professional consultancy services in Hong Kong. All assets of the Company are located in Hong Kong and all revenue is generated in Hong Kong.

Key financial performance measures of the segments are as follows:

Year ended March 31, 2024

	Construction and engineering services	Asset management and professional consultancy services	Corporate	Total	Total
	HK$	HK$	HK$	HK$	US$
Revenue – external	236,257,009	13,980,188	—	250,237,197	31,975,517
Revenue – related parties	1,742,678	—	—	1,742,678	222,681
Total revenue	237,999,687	13,980,188	—	251,979,875	32,198,198

Cost of revenue – external	(179,246,424)	(8,674,185)	—	(187,920,609)	(24,012,651)
Gross profit	58,753,263	5,306,003	—	64,059,266	8,185,547

Depreciation	(1,900,524)	(2,946,898)	—	(4,847,422)	(619,408)
Operating expenses	(18,405,761)	(12,562,942)	(58,029)	(31,026,732)	(3,964,621)
Total expenses	(20,306,285)	(15,509,840)	(58,029)	(35,874,154)	(4,584,029)

Bank interest income	195,019	300	—	195,319	24,958
Interest expense	(905,567)	(581,062)	—	(1,486,629)	(189,963)
Other income	1,500	40,300	—	41,800	5,341
Other expense	(1,600)	—	—	(1,600)	(204)
Impairment loss on goodwill	(1,500,000)	—		(1,500,000)	(191,671)
Total other income (expense), net	(2,210,648)	(540,462)	—	(2,751,110)	(351,539)
Income (loss) before income tax expenses	36,236,330	(10,744,299)	(58,029)	25,434,002	3,249,979
Segment income (loss)	31,059,401	(11,373,382)	(58,029)	19,627,990	2,508,082

Total assets	110,391,917	132,432,534	—	242,824,451	31,028,310
Total liabilities	(65,214,518)	(79,481,008)	(69,629)	(144,765,155)	(18,498,212)
Net assets (liabilities)	45,177,399	52,951,526	(69,629)	98,059,296	12,530,098

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Segment information (cont.)

Year ended March 31, 2023

	Construction and engineering services	Asset management and professional consultancy services	Corporate	Total	Total
	HK$	HK$	HK$	HK$	US$
Revenue – external	77,216,368	5,459,485	—	82,675,853	10,532,090
Revenue – related parties	1,809,486	—	—	1,809,486	230,511
Total revenue	79,025,854	5,459,485	—	84,485,339	10,762,601

Cost of revenue – external	(56,676,219)	(2,440,164)	—	(59,116,383)	(7,530,846)
Cost of revenue – related parties	(961,938)	—	—	(961,938)	(122,541)
Total cost of revenue	(57,638,157)	(2,440,164)	—	(60,078,321)	(7,653,387)
Gross profit	21,387,697	3,019,321	—	24,407,018	3,109,214

Depreciation	(549,510)	(714,138)	—	(1,263,648)	(160,976)
Operating expenses	(10,165,365)	(3,540,888)	(28,673)	(13,734,926)	(1,749,695)
Total expenses	(10,714,875)	(4,255,026)	(28,673)	(14,998,574)	(1,910,671)

Bank interest income	9	—	—	9	1
Interest expense	(195,814)	(24,387)	—	(220,201)	(28,051)
Other income	267,053	—	—	267,053	34,020
Other income (expense), net	71,248	(24,387)	—	46,861	5,970
Income (loss) before income tax expenses	10,744,070	(1,260,092)	(28,673)	9,455,305	1,204,513
Segment income (loss)	9,391,565	(1,902,583)	(28,673)	7,460,309	950,370

Total assets	85,357,862	118,325,307	—	203,683,169	25,947,229
Total liabilities	(71,239,864)	(54,000,399)	(11,600)	(125,251,863)	(15,955,853)
Net assets (liabilities)	14,117,998	64,324,908	(11,600)	78,431,306	9,991,376

There was only one segment which is the construction and engineering services segment as of March 31, 2022.

4. BUSINESS COMBINATION

(a) Acquisition of Reitar Capital Partners Limited

In November 2022, the Company acquired 100% equity interest in Reitar Capital Partners Limited, a limited liability company incorporated in the BVI, which owns 100% of Reitar Group, whose primary business is to provide asset management and investment, and professional consultancy services in the logistics sector (“Business Combination”).

The Business Combination was accounted for using the acquisition method of accounting for business combination. The excess purchase consideration over the fair values of assets acquired and liabilities assumed was recorded as goodwill. Under the acquisition method, the acquisition-related transaction costs, such as, advisory, legal, accounting and other professional fees incurred in the Business Combination are not included as consideration transferred but are accounted for as expenses in the periods in which the costs are incurred.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. BUSINESS COMBINATION (cont.)

The Company acquires 100% of ordinary shares of Reitar Capital Partners Limited by issuing 7,800 shares and 2,200 shares to companies wholly owned by the then shareholders of Reitar Capital Partners Limited. Three widely used valuation approaches are the market approach, cost approach, and income approach. The Company evaluated the merits of each of the three conventional valuation methods as it relates to estimating the fair values of the share issued and determined that the cost approach was best suited to estimate fair value of the share issued as of the measurement date primarily because the reliability of information about anticipated future benefits may be limited in times of abnormal economic condition in Hong Kong brought by prolonged COVID-19 epidemic and the recurrent waves of outbreak since March 2022. Accordingly, the future outlook and development of the logistics solution market in Hong Kong is still unpredictable with high level of uncertainty as of the date of acquisition. Therefore, the adoption of a cost approach to estimate the fair value of the Company’s shares, based on the Company’s assets and liabilities on the acquisition date, is more prudent, reliable and observable. As of November 9, 2022, the Company has a net asset value of HK$8,405,556 (US$1,073,164) and 10,000 ordinary shares issued and outstanding. The fair value of the Company’s additional 10,000 ordinary shares issued on November 9, 2022 is HK$8,405,556 (US$1,073,164). The carrying value was assumed to equal fair value. The following table sets forth the estimated fair values of assets and liabilities of the Company as of November 9, 2022:

	Note	HK$	US$
Assets
Current assets
Cash and cash equivalents	(a)	17,098,421	2,183,009
Contracts receivable, net	(a)	24,091,968	3,075,898
Contracts receivable – related parties, net	(a)	764,350	97,587
Contract assets, net	(a)	12,043,784	1,537,668
Contract assets – related parties, net	(a)	73,820	9,425
Retention receivables, net	(a)	1,808,431	230,888
Other receivable	(a)	8,028,000	1,024,960
Advance and prepayment	(a)	416,351	53,156
Amount due from related parties	(a)	2,478,524	316,441
Total current assets		66,803,649	8,529,032

Non-current assets
Property and equipment, net	(b)	158,216	20,200
Total non-current assets		158,216	20,200
Total assets		66,961,865	8,549,232

Liabilities
Current liabilities
Bank borrowings	(a)	4,177,588	533,366
Accounts payable	(a)	19,122,072	2,441,375
Accrued expenses and other payables	(a)	44,200	5,643
Tax payable	(a)	4,135,626	528,008
Contract liabilities	(a)	28,176,823	3,597,424
Amount due to related parties	(a)	2,900,000	370,252
Total current liabilities		58,556,309	7,476,068
Total liabilities		58,556,309	7,476,068
Fair value of assets and liabilities of the Company		8,405,556	1,073,164

Fair value of consideration
Fair value of assets and liabilities of the Company		HK$ 8,405,556	US$ 1,073,164
Number of shares issued by the Company		10,000	10,000
Fair value per share		HK$ 840.56	US$ 107.31
Fair value of additional 10,000 shares issued as the consideration		HK$ 8,405,556	US$ 1,073,164

Notes:

(a)	The carrying amounts reported are approximate to their respective fair values because of the short-term nature of these accounts.
(b)	Property and equipment are valued using the cost approach, which is based on current replacement and/or reproduction cost of the asset as new, less depreciation attributable to physical, functional, and economic factors.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. BUSINESS COMBINATION (cont.)

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of Reitar Capital Partners Limited are recorded at the estimated acquisition date fair values. For all assets acquired and liabilities assumed, the carrying value was assumed to equal fair value.

The total purchase price consideration in the Business Combination was allocated to net assets acquired based on their estimated fair values as of the acquisition date. The following table sets forth the estimated fair values of assets to be acquired and liabilities to be assumed and the goodwill resulting from the Business Combination:

	Note	HK$	US$
Assets acquired:
Cash and cash equivalents	(a)	3,135,319	400,296
Contracts receivable, net	(a)	24,775,327	3,163,144
Other receivables, net	(a)	10,159,457	1,297,091
Property and equipment, net	(b)	16,074,002	2,052,219
Deposits paid	(a)	28,082,263	3,585,351
Fair value of assets acquired		82,226,368	10,498,101
Liabilities assumed:
Accounts payable	(a)	(35,692,631)	(4,556,991)
Accruals and other payables	(a)	(14,903,200)	(1,902,739)
Amount due to related parties	(a)	(39,405,150)	(5,030,980)
Tax payable	(a)	(765,464)	(97,729)
Deposits received	(a)	(15,471,109)	(1,975,245)
Deferred tax liabilities	(a)	(1,650,096)	(210,673)
Fair value of liabilities assumed		(107,887,650)	(13,774,357)
Fair value of net liabilities as of the acquisition date		(25,661,282)	(3,276,256)
Total consideration (per above)		8,405,556	1,073,164
Goodwill (Note 13)		34,066,838	4,349,420

Notes:

(a)	The carrying amounts reported are approximate to their respective fair values because of the short-term nature of these accounts.
(b)	Property and equipment are valued using the cost approach, which is based on current replacement and/or reproduction cost of the asset as new, less depreciation attributable to physical, functional, and economic factors.

Supplemental pro forma information

The following table presents pro-forma information as if the Business Combination had occurred on April 1, 2021. This pro-forma information combines the historical condensed consolidated results of operations of Reitar Logtech Holdings Limited and Reitar Capital Partners Limited after giving effect to certain adjustments. The pro-forma information does not necessarily reflect the results of operations that would have occurred had the Company acquired Reitar Capital Partners Limited on April 1, 2021.

	For the Years ended March 31,
	2022	2023
	HK$	HK$
Revenue	190,565,418	88,137,973
Net income	15,853,201	41,296,794

(b) Acquisition of Alvin Design and Construction Company Limited (“Alvin Design”)

On September 11, 2023, the Company acquired Alvin Design, a limited liability company incorporated in Hong Kong at a consideration of HK$1.5 million (US$191,551). Alvin Design is a dormant company at the date of acquisition and it owns certificate of registration of general building constructor, specialist constructor on demolition and site formation works. A goodwill of HK$1.5 million (US$191,551) was recorded at the date of acquisition.

The following table sets forth the estimated fair values of assets to be acquired and liabilities to be assumed and the goodwill resulting from the Business Combination:

	HK$	US$
Total consideration	1,500,000	191,551
Fair value of net assets as of the acquisition date	—	—
Goodwill* (Note 13)	1,500,000	191,551

* The goodwill that has arisen has been subsequently impaired during the year ended March 31, 2024.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. DISCONTINUED OPERATION

The subleasing business was one of the Company’s business lines acquired through the Business Combination of Reitar Capital Partners Limited on November 9, 2022. Prior to the Business Combination, Reitar Capital Partners Limited’s wholly owned subsidiaries, RCC and RLG, subleased 3 warehouses and installed cold storage equipment in the warehouses. An independent third party, Hi Speed Supply Chain Limited (“Hi Speed”) and its subsidiaries (collectively the “Hi Speed Group”) were lessor of 2 warehouses and lessee of 1 warehouse. Hi Speed Group was a Hong Kong based logistic service provider and proposed to obtain the warehouse and the cold storage equipment from RCC and RLG. The transaction involved (i) termination of the lease agreement of the Company with lessor and lessee of the 3 warehouses and (ii) transfer of cold storage equipment from the Company to Hi Speed Group.

In November 2022, RCC and RLG ceased to lease the 3 warehouses from/to Hi Speed Group and Hi Speed Group arranged the new lease agreement with lessor and lessee of the 3 warehouses directly. On March 31, 2023, Hi Speed agreed to pay a net amount of HK$4.07 million (US$0.52 million) as termination charge to RCC and RLG.

On March 31, 2023, RCC entered into an asset transfer agreement to sell the entire cold storage equipment owned by RCC, with net book value of HK$14.04 million (US$1.79 million), to Hi Speed Group for a total of approximately HK$69.00 million (US$8.79 million). The Company derecognized cold storage equipment and deferred tax liabilities of HK$1.85 million (US$0.24 million) accordingly.

The following tables set forth the details on gain on disposal of cold storage equipment and termination of lease agreements as of March 31, 2023:

	HK$	US$
Consideration – transfer of cold storage equipment	69,000,000	8,789,920
Consideration – termination of lease agreements	4,067,006	518,097
Total consideration	73,067,006	9,308,017
Less: assets and liabilities derecognized
Property and equipment, net	14,041,380	1,788,734
Deposits paid	27,022,797	3,442,438
Contracts receivable	23,588,571	3,004,952
Prepayments	1,611,408	205,277
Accounts payable	(35,492,631)	(4,521,412)
Deposit received	(7,867,458)	(1,002,237)
Deferred tax liabilities	(1,853,462)	(236,113)
Net assets and liabilities derecognized	21,050,605	2,681,639
Gain on disposal of cold storage equipment and termination of lease agreements	52,016,401	6,626,378

The consideration is agreed to be settled by net of (i) cash of HK$65.46 million (US$8.34 million) and (ii) transfer the legal title of rental deposit of HK$7.60 million (US$0.97 million) to Hi Speed. The transaction was closed on March 31, 2023. The cash consideration of HK$65.46 million (US$8.34 million) was agreed to be settled by installments from February 2023 to April 2024. As of March 31, 2023, HK$7.00 million (US$0.89 million) was received, resulting HK$58.46 million (US$7.45 million) being net outstanding from Hi Speed. The last installment of HK$655,916 (US$83,557) due in April 2024 was classified as non-current receivables. The major shareholder of Hi Speed Group provides personal guarantee to the Company in respect of the transaction.

On September 22, 2023, a deed of addendum was entered of which the repayment schedule for the remaining balance of HK$58.46 million (US$7.45 million) was adjusted to be settled by installments from January 2024 to October 2024.

On March 28, 2024, a deed of share pledge was entered of which the major shareholder of Hi Speed Group pledges his owned ordinary shares of Hi Speed as a security in favor of the Company in such a way that, in the event of default of payment by Hi Speed, the Company may exercise its right to seize the said ordinary shares that commensurate the aggregate outstanding amounts of the net outstanding from Hi Speed.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. DISCONTINUED OPERATION (cont.)

In accordance with ASC Topic 205, Presentation of Financial Statement Discontinued Operations (“ASC Topic 205”), the Company presented the subleasing business as a discontinued operation as the Company believed that no continued cash flow would be generated by the discontinued component and that the Company would have no significant continuing involvement in the operations of the discontinued component.

The following tables set forth the results of operations and cash flows of discontinued operation, that were included in the Company’s consolidated financial statements:

	Year ended March 31, 2023
	HK$	US$
Revenue	—	—
Cost of revenue – depreciation	(1,950,192)	(248,435)
Gross profit	(1,950,192)	(248,435)
Loan interest income (note 10)	441,863	56,289
Gain on waiver of amount due to vendors (note a)	5,702,300	726,416
Operating expense	(60,000)	(7,643)
Income before income tax expenses	4,133,971	526,627
Income tax expenses	—	—
Net income	4,133,971	526,627

Net cash used in operating activities – discontinued operation	(60,000)	(7,643)
Net cash generated from operating activities – discontinued operation	7,000,000	891,731

(a)	On December 7, 2021 and December 8, 2021, the Company entered contracts with a vendor to purchase cold storage property and equipment at a cost of HK$23,402,300 (US$2,981,223). The Company obtained the control of the cold storage equipment on January 15, 2022. On January 31, 2023, the Company and the vendor entered a waiver agreement to waive an outstanding balance of HK$5,702,300 (US$726,416).

The discontinued operation was acquired on November 9, 2022. As such, no assets and liabilities as of March 31, 2022 were presented.

6. RESTRICTED CASH

Restricted cash represents term deposits in banks with original maturity exceeding three months. As of March 31, 2024, the restricted cash had term of less than six months and carried interest at annual rates ranging from 3.80% to 4.25%. As of March 31, 2024, HK$16,059,262 (US$2,052,066) (March 31, 2023: nil) was made as surety money for certain major construction projects while HK$2,000,000 (US$255,561) (March 31, 2023: nil) was made under the banking facilities as mentioned in note (d) of Note 14.

7. CONTRACTS RECEIVABLE, NET

Contracts receivable, net is comprised of the following:

	As of March 31,
	2023	2024	2024
	HK$	HK$	US$
Contracts receivable	22,583,970	35,483,615	4,534,127
Allowance for expected credit losses	(2,589,214)	(8,069,497)	(1,031,128)
Balance at end of year	19,994,756	27,414,118	3,502,999

Allowance for expected credit losses consists of the following:

	As of March 31,
	2023	2024	2024
	HK$	HK$	US$
Beginning balance	775,257	2,589,214	330,853
Addition	1,813,957	5,480,283	700,275
Ending balance	2,589,214	8,069,497	1,031,128

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. CONTRACT ASSETS, NET

Contract assets, net consist of the following:

	As of March 31,
	2023	2024	2024
	HK$	HK$	US$
Balance at beginning of the year	5,477,672	16,120,142	2,059,845
Addition	13,519,314	46,842,781	5,985,609
Changes due to billings	(2,876,844)	(1,874,928)	(239,580)
	16,120,142	61,087,995	7,805,874
Allowance for expected credit losses	—	(1,533,832)	(195,994)
Balance at end of year	16,120,142	59,554,163	7,609,880

Allowance for expected credit losses consists of the following:

	As of March 31,
	2023	2024	2024
	HK$	HK$	US$
Beginning balance	—	—	—
Addition	—	1,533,832	195,994
Ending balance	—	1,533,832	195,994

9. RETENTION RECEIVABLES, NET

Retention receivables, net consists of the following:

	As of March 31,
	2023	2024	2024
	HK$	HK$	US$
Retention receivables	675,000	341,132	43,590
Allowance for expected credit losses	—	(8,565)	(1,094)
Balance at end of year	675,000	332,567	42,496

Allowance for expected credit losses consists of the following:

	As of March 31,
	2023	2024	2024
	HK$	HK$	US$
Beginning balance	—	—	—
Addition	—	8,565	1,094
Ending balance	—	8,565	1,094

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. PREPAID EXPENSES AND OTHER RECEIVABLES, NET

Prepaid expenses and other receivables, net consist of the following:

	As of March 31,
	2023	2024	2024
	HK$	HK$	US$
Prepayment to vendors	142,788	358,642	45,827
Deferred offering costs	4,034,754	8,033,290	1,026,500
Receivable from disposal of property and equipment and termination of lease agreement (note a)	58,463,356	58,763,356	7,508,830
Loan receivables from Hi Speed (note b)	8,000,000	7,741,863	989,262
Loan receivables from Winner Logistics Solution Limited (“WSL”) (note c)	—	800,000	102,224
Accrued interest receivable (note b)	441,863	—	—
Total before allowance for expected credit losses	71,082,761	75,697,151	9,672,643
Allowance for expected credit losses	—	—	—
Total	71,082,761	75,697,151	9,672,643
Less: non-current portion	655,916	—	—
Current portion	70,426,845	75,697,151	9,672,643

Notes:

(a)	The balances represented the outstanding receivable in relation of the disposal of the cold storage equipment to Hi Speed Group and the termination of lease agreements. On September 22, 2023, a deed of addendum was entered of which the repayment schedule for the balance was adjusted to be settled by later period. On March 28, 2024, a deed of share pledge was entered of which the major shareholder of Hi Speed pledged his owned ordinary shares of Hi Speed as a collateral in favor of the Company in such a way that, in the event of default of payment by Hi Speed, the Company may exercise its right to seize the said ordinary shares that commensurate the aggregate outstanding amounts here and the loan receivables from Hi Speed.
(b)	The balance represented a loan to Hi Speed from October 26, 2022 to February 15, 2023, bearing interest of 1.5% per month. The loan period was then extended to March 28, 2024 and bearing no interest. The accrued interest receivable was fully settled during the year ended March 31, 2024. The deed of share pledge in note (a) also applied to the loan receivable from Hi Speed.
(c)	The balance represented a loan to WSL, which is a third party, from February 7, 2024 to April 7, 2024, bearing interest of 2.5% per month. The balance was fully settled in April 2024.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. LONG-TERM INVESTMENT

Long-term investments, net consisted of the following:

	As of March 31,
	Ownership interest	2023	Ownership interest	2024	2024
		HK$		HK$	US$
Equity method investments:
Investment in Smartmore (note a)	30.0%	1	30.0%	1	1
Non-marketable equity securities:
Investment in Blaze Master (note b)	—	—	3.0%	10,508,784	1,342,821
Net carrying value		1		10,508,785	1,342,822

Notes:

(a)	On February 22, 2023, the Company through its wholly-owned subsidiary, Reitar Logtech Group Limited, acquired 30% equity interests in Smartmore LogTech International Group Limited (“Smartmore”), a company incorporated in the Hong Kong on December 15, 2022, for consideration of HK$1 (US$0.13). Smartmore is principally engaged in the provision of automatic solutions in the logistic industry. Based on the articles of association of Smartmore, the Company cannot exercise significant influence over Smartmore’s operation and financial decision. Smartmore had no operation from its incorporation to March 31, 2024 and it began offering customers automated solutions during the year ended March 31, 2024.

(b)	In May 2023, the Company’s subsidiary, Cogen Investment (WS) Limited, signed with an independent third party a shareholders’ agreement to an equity investment with amount equivalent to 3% shareholding in Blaze Master International Limited (“Blaze Master”), a company incorporated under the laws of the BVI as a limited liability company. Blaze Master, through its wholly owned subsidiary in Hong Kong, owns an industrial property situated in Hong Kong. The transaction was completed on May 25, 2023 and the investment amounted to HK$10,508,784 (US$1,342,821) as of March 31, 2024. The 3% equity investment is recognized as investment in equity security pursuant to ASC 321. As the Company has no intention to sell the 3% shareholding within 12 months from the end of the reporting period, investment is classified as non-current asset.

There has been no impairment loss, unrealized gain or loss or dividend income for the investments as of March 31, 2023 and 2024.

12. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of March 31,
	2023	2024	2024
	HK$	HK$	US$
Furniture and fixture	575,696	575,696	73,563
Office equipment	431,891	564,685	72,156
Leasehold improvement	6,165,000	6,549,903	836,952
Total	7,172,587	7,690,284	982,671
Less: accumulated depreciation	(782,263)	(3,173,740)	(405,543)
Property and equipment, net	6,390,324	4,516,544	577,128

Depreciation expenses recognized for the years ended March 31, 2022, 2023 and 2024 were HK$33,720, HK$696,482 and HK$2,391,477 (US$305,585), respectively.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. GOODWILL

(i) Goodwill arising from acquisition of Reitar Capital Partners Limited

In November of 2022, the Company acquired 100% equity interest in Reitar Capital Partners Limited, a limited liability company incorporated in the BVI, which owns 100% of Reitar Group, whose primary business is to provide asset management and investment, and professional consultancy services in the logistics sector (“Business Combination”). This Business Combination gave rise to the Company recognizing HK$34.1 million (US$4.4 million) in goodwill as the difference between the purchase price of HK$8.4 million (US$1.1 million) and the net liabilities as of the acquisition date of HK$25.7 million (US$3.3 million) of the acquisition target company, Reitar Capital Partners Limited. The Company used the book value of its own ordinary shares immediately before the Business Combination of HK$840.56 (US$107.31) per share as the measure of the fair market value of each share of the 10,000 shares that the Company issued to the owners of Reitar Capital Partners Limited in the transaction in order to set forth a purchase price.

The Company determines the fair value of its reporting units using a discounted cash flow model, which utilizes key assumptions such as projected revenues, cost of revenues and operating expenses. These assumptions are determined by the Company’s management utilizing its internal operating plan, growth rates for revenues and operating expenses and margin assumptions. An additional key assumption under this approach is the discount rate, based on the weighted average cost of capital, which is adjusted for current risk-free rates of capital, current market interest rates, and the evaluation of a risk premium relevant to the business segment.

The Company’s goodwill is tested for impairment at least on an annual basis, on the last day of the fourth quarter of the fiscal year and whenever events or changes in circumstances indicate the carrying value of a reporting unit may not be recoverable. When necessary, the Company records charges for impairments of goodwill for the amount by which the carrying amount of the respective reporting unit exceeds its fair value. However, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

Goodwill is assigned to the reporting unit of the asset management and professional consultancy services. The carrying value of the reporting unit is determined by assigning the assets and liabilities, including the existing goodwill, to the reporting unit.

As of March 31, 2024, the Company performed a qualitative and quantitative annual assessment for goodwill impairment. Based on its qualitative analysis, which considered the reporting unit results, projections and additional business and industry specific considerations, the Company performed a further revision of the estimates of the fair value of both reporting units. As part of this analysis, the Company also considered the potential impacts of the sensitivity of estimates and assumptions. The material assumptions used for the goodwill annual impairment test for the segment were five years of projected net cash flows, a weighted average cost of capital rate of 13.24% and a long-term growth rate of 2%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill. As required by ASC 820, “Fair Value Measurements and Disclosures,” the Company applies assumptions that marketplace participants would consider in determining the fair value of its reporting unit.

As a result of the impairment assessment, the Company concluded that the fair value of the reporting unit exceeds its carrying value, and therefore the Company did not record any goodwill impairment charges for the year ended March 31, 2024.

(ii) Goodwill arising from acquisition of Alvin Design

On September 11, 2023, the Company acquired Alvin Design, a limited liability company incorporated in Hong Kong at a consideration of HK$1.5 million (US$191,551). Alvin Design is a dormant company at the date of acquisition and it owns certificate of registration of general building constructor, specialist constructor on demolition and site formation works. A goodwill of HK$1.5 million (US$191,551) was recorded at the date of acquisition.

As of March 31, 2024, the Company performed a qualitative and quantitative annual assessment for goodwill impairment. Based on its qualitative analysis, which considered the reporting unit results, projections and additional business and industry specific considerations, the Company believes that the operation of Alvin Design is in an early stage and it is uncertain whether it will generate economic benefit in the foreseeable future. As such, the Company recognizes goodwill impairment of HK$1,500,000 (US$191,671) during the year ended March 31, 2024.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. BANK BORROWINGS

Bank borrowings as of March 31, 2023 and 2024 are as follows:

				Weighted average interest rate as of March 31,		Balance as of March 31,
Lender	Type	Maturity date	Currency	2023	2024	2023	2024	2024
						HK$	HK$	US$
Bank of China (Hong Kong) (note a)	Term loan	Within 1 year or on demand	HK$	3.34%	4.81%	3,535,397	2,111,291	269,782
Bank of China (Hong Kong) (note c)	Term loan	Within 1 year or on demand	HK$	—	3.63%	—	20,666,000	2,640,720
Bank of China (Hong Kong) (note d)	Revolving loan	Within 1 year or on demand	HK$	—	5.88%	—	10,273,028	1,312,696
China Construction Bank (Asia) Corporation Limited (note b)	Revolving loan	Within 1 year or on demand	HK$	6.21%	7.65%	4,000,000	4,000,000	511,123
China Construction Bank (Asia) Corporation Limited (note b)	Term loan	Within 1 year or on demand	HK$	—	6.70%	—	3,803,256	485,983
Total						7,535,397	40,853,575	5,220,304

Note:

(a)	The banking facilities were secured as follows:
(i)	Personal guarantee by Mr. Ching Han Wan, a director of a subsidiary of the Company, and Mr. Chung; and
(ii)	Guaranteed under the SME Financing Guarantee Scheme, which are fully guaranteed by HKMC Insurance Limited.
(b)	The banking facilities were secured as follows:
(i)	Legal charge over a property granted by Mr. Kin Chung Chan (“Mr. Chan”), Director, Chairman and Chief Executive Officer of the Company, and his spouse;
(ii)	Personal guarantee by Mr. Chan and his spouse; and
(iii)	Corporate guarantee by Wisdom Way International Limited and General Source Investment Limited, companies controlled by Mr. Chan.
(c)	The banking facilities were secured as follows:
(i)	Personal guarantee by Mr. Chung and Mr. Chan; and
(ii)	Guaranteed under the SME Financing Guarantee Scheme, which are fully guaranteed by HKMC Insurance Limited.
(d)	The banking facilities were secured as follows:
(i)	Personal guarantee by Mr. Chan; and
(ii)	HK$2,000,000 (US$255,561) time deposits.

15. ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	As of March 31,
	2023	2024	2024
	HK$	HK$	US$
Accrued expenses	207,028	1,996,223	255,079
Accrued deferred offering costs	784,778	3,707,394	473,734
Payable for acquisition of a subsidiary	—	500,000	63,890
Payable for purchasing office equipment and leasehold improvements	8,310,000	—	—
Total	9,301,806	6,203,617	792,703

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company entered into leases for use of office in Hong Kong. The Company accounts for the lease in accordance with lessee accounting. The recognition of whether a contract arrangement contains a lease is made by evaluating whether the arrangement conveys the right to use an identified asset and whether the Company obtains substantially all the economic benefits from and has the ability to direct the use of the asset.

Operating lease assets and liabilities are included in the items of operating lease right-of-use assets, net, operating lease liabilities, current portion, and operating lease liabilities, non-current portion on the consolidated balance sheets.

Supplemental balance sheet information related to operating leases was as follows:

	As of March 31,
	2023	2024	2024
	HK$	HK$	US$
Operating lease:
Cost	8,247,807	8,247,807	1,053,912
Less: accumulated amortization	(567,166)	(3,023,111)	(386,296)
Operating lease right-of-use assets	7,680,641	5,224,696	667,616

Current operating lease obligation	2,455,945	2,859,872	365,437
Non-current operating lease obligation	5,224,696	2,364,824	302,179
Total operating lease obligation	7,680,641	5,224,696	667,616

Operating lease expense for the years ended March 31, 2022, 2023 and 2024 was nil, HK$567,166 and HK$2,455,945 (US$313,823), respectively.

Maturity analysis of future minimum lease payments under non-cancellable leases subsequent to March 31, 2024 are as follows:

For the years ending March 31,	HK$	US$
2025	3,106,080	396,898
2026	2,426,625	310,076
Total minimum lease payments	5,532,705	706,974
Less: interest component	(308,009)	(39,358)
Present value of minimum lease payments	5,224,696	667,616

Other supplemental information about the Company’s operating lease as of March 31, 2024:

Weighted average discount rate	6.2%
Weighted average remaining lease term (years)	1.7

17. CONTRACT LIABILITIES

Contract liabilities consist of the following:

	As of March 31,
	2023	2024	2024
	HK$	HK$	US$
Balance at beginning of the year	6,685,131	53,863,775	6,882,758
Addition	50,281,362	10,723,548	1,370,264
Recognized to revenue during the year	(3,102,718)	(5,223,916)	(667,517)
Balance at end of year	53,863,775	59,363,407	7,585,505

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. DISAGGREGATED REVENUE

The following table shows disaggregated revenue by major categories for the years ended March 31, 2022, 2023 and 2024, respectively:

	Years ended March 31,
	2022		2023		2024
	HK$	%	HK$	%	HK$	US$	%
Construction management and engineering design services	141,471,098	98.1%	77,483,493	91.7%	230,970,927	29,513,657	91.7%
Maintenance services	2,680,881	1.9%	1,542,361	1.8%	7,028,760	898,141	2.8%
Asset management services	—	—	2,893,668	3.4%	5,990,000	765,407	2.3%
Professional consultancy services	—	—	2,565,817	3.1%	7,990,188	1,020,993	3.2%
Total	144,151,979	100.0%	84,485,339	100.0%	251,979,875	32,198,198	100.0%

Transaction price allocated to the remaining performance obligations

Transaction price allocated to the remaining performance obligations represents all future, non-cancelable contracted revenue that has not yet been recognized. As of March 31, 2024, total remaining non-cancelable performance obligations under the Company’s construction management and engineering design service contracts with customers was approximately HK$1,036.67 million (US$132.47 million).

The following table presents the amount of the transaction price allocated to the remaining performance obligations expected to be recognized as revenue when performance obligations are satisfied:

Years ended March 31,	HK$	US$
2025	572,965,232	73,213,973
2026	441,001,058	56,351,481
2027 or thereafter	22,706,818	2,901,496
Total	1,036,673,108	132,466,950

The following table shows disaggregated cost of revenue by major categories for the years ended March 31, 2022, 2023 and 2024, respectively:

	Years ended March 31,
	2022		2023		2024
	HK$	%	HK$	%	HK$	US$	%
Construction management and engineering design services	105,193,673	98.1%	56,694,345	94.4%	176,780,306	22,589,134	94.1%
Maintenance services	2,030,520	1.9%	943,812	1.5%	2,466,118	315,123	1.3%
Asset management services	—	—	1,137,204	1.9%	3,939,293	503,366	2.1%
Professional consultancy services	—	—	1,302,960	2.2%	4,734,892	605,028	2.5%
Total	107,224,193	100.0%	60,078,321	100.0%	187,920,609	24,012,651	100.0%

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. DISAGGREGATED REVENUE (cont.)

The following table sets forth a breakdown of gross profit and gross profit margin for the years ended March 31, 2022, 2023 and 2024, respectively:

	Year ended March 31, 2022
Category	Revenue	Cost of revenue	Gross profit	Gross profit margin
	HK$	HK$	HK$	%
Construction management and engineering design services	141,471,098	105,193,673	36,277,425	25.6%
Maintenance services	2,680,881	2,030,520	650,361	24.3%
Total	144,151,979	107,224,193	36,927,786	25.6%

	Year ended March 31, 2023
Category	Revenue	Cost of revenue	Gross profit	Gross profit margin
	HK$	HK$	HK$	%
Construction management and engineering design services	77,483,493	56,694,345	20,789,148	26.8%
Maintenance services	1,542,361	943,812	598,549	38.8%
Asset management services	2,893,668	1,137,204	1,756,464	60.7%
Professional consultancy services	2,565,817	1,302,960	1,262,857	49.2%
Total	84,485,339	60,078,321	24,407,018	28.9%

	Year ended March 31, 2024
Category	Revenue	Cost of revenue	Gross profit	Gross profit margin
	HK$	HK$	HK$	%
Construction management and engineering design services	230,970,927	176,780,306	54,190,621	23.5%
Maintenance services	7,028,760	2,466,118	4,562,642	64.9%
Asset management services	5,990,000	3,939,293	2,050,707	34.2%
Professional consultancy services	7,990,188	4,734,892	3,255,296	40.7%
Total	251,979,875	187,920,609	64,059,266	25.4%

19. OTHER INCOME

Other income consists of the followings:

	Years ended March 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Government subsidies (note a)	17,010	257,074	—	—
Exchange difference on foreign currency translation	—	9,720	—	—
Loan interest income from WSL (note 10)	—	—	40,000	5,111
Others	1,054	259	1,800	230
	18,064	267,053	41,800	5,341

(a)	The government subsidies were granted by the Employment Support Scheme (“ESS”) under the Anti-epidemic fund from the Hong Kong Government to provide financial support to enterprises. Employers participating in ESS were required to undertake and warrant that they would: (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to their employees. There were no unfulfilled conditions nor other contingencies attached to the ESS funding.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. TAXES

Income tax

Cayman Islands

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

BVI

Reitar Logtech Engineering Limited and Reitar Capital Partners Limited are incorporated in the BVI and are not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Kamui Development Group Limited, Kamui Cold Chain Engineering & Service Limited, Kamui Construction & Engineering Group Limited and Kamui Logistics Automation System Limited, Reitar Logtech Group Limited, Reitar Cold Chain Limited, Reitar Properties Leasing Limited, Reithub Consulting Limited, Reitar Asset Management Limited, Cogen Advisory Limited and Cogen Investment (WS) Limited are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax law, all the above-mentioned Hong Kong companies are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Significant components of the income tax expenses are as follows:

	Years ended March 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Current:
Hong Kong	4,163,246	1,994,996	5,806,012	741,897
Total income tax expenses	4,163,246	1,994,996	5,806,012	741,897

The following table reconciles Cayman Islands statutory rates to the effective tax rate:

	Years ended March 31,
	2022	2023	2024
Income tax rate in the Cayman Islands, permanent tax holiday	0.0%	0.0%	0.0%
Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Income not taxable	—	(2.8)%	—
Under provision of prior year	—	(0.4)%	—
Tax concession	(0.8)%	(0.6)%	(0.7)%
Change in valuation allowance (note (a))	2.1%	8.4%	7.0%
Effective tax rate	17.8%	21.1%	22.8%

Note:

(a)	Change in valuation allowance represents valuation allowance of deferred tax assets recorded for the years ended March 31, 2022, 2023 and 2024 from certain subsidiaries of the Company in Hong Kong.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. TAXES (cont.)

Deferred tax

The deferred tax assets which are principally comprised of net operating losses. The deferred tax assets consist of the following components:

	As of March 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Deferred tax assets	643,500	1,437,150	2,350,700	300,374
Valuation allowance	(643,500)	(1,437,150)	(2,350,700)	(300,374)
Net deferred tax assets	—	—	—	—

Movements of valuation allowance were as follows:

	For the years ended March 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Balance, beginning of the year	(153,450)	(643,500)	(1,437,150)	(183,640)
Additions	(490,050)	(793,650)	(913,550)	(116,734)
Balance, end of the year	(643,500)	(1,437,150)	(2,350,700)	(300,374)

As of March 31, 2022, 2023 and 2024, the Company had HK$3,900,000, HK$8,710,000 and HK$14,246,600 (US$1,820,442) of net operating loss carryforwards available to reduce future taxable income, respectively. All the net operating loss carryforwards will carryforward indefinitely.

During the years ended March 31, 2022, 2023 and 2024, the Company recognized the valuation allowance of HK$490,050, HK$793,650 and HK$913,550 (US$116,734), respectively, against its deferred tax asset. Management determined it was more likely than not that the deferred tax asset will not be realized and recorded a 100% valuation allowance for the years ended March 31, 2022, 2023 and 2024.

21. Related party balances and transactions

Nature of relationships with related parties

Name	Relationship
JingXing Storage Equipment Engineering (H.K.) Company Limited (“JingXing”)(i)	A wholly owned subsidiary of KGDL
Compass Engineering Limited(i)	A wholly owned subsidiary of KGDL
Kamui Construction Management Limited	Entity controlled by management of the Company
Star Capital Investment Limited (“Star Capital”)	Entity controlled by Mr. Chan
Mr. Hau Lim Chung (“Mr. Chung”)	Director of the Company
Mr. Yuxi Liang (“Mr. Liang”)	Non-controlling shareholder of Cogen Advisory Limited
Mr. Ka Ho Chiu (“Mr. Chiu”)	Non-controlling shareholder of Cogen Advisory Limited

(i)	On January 16, 2023, Mr. Chung and Mr. Yiu disposed of their 100% equity interest in KGDL. JingXing and Compass Engineering Limited, which were subsidiaries of KGDL, were not regarded as related parties of the Company after January 16, 2023.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. Related party balances and transactions (cont.)

The amount due to related parties consists of the following:

	As of March 31,
	2023	2024	2024
	HK$	HK$	US$
Due to Star Capital	22,790,867	5,150	658
Due to Mr. Chung	1,700,000	—	—
Due to Mr. Liang		734,485	93,853
Due to Mr. Chiu		908,766	116,123
Total	24,490,867	1,648,401	210,634

The amounts due to the related parties are unsecured, interest free with no specific repayment terms. The amounts are of non-trade nature.

In addition to the related party balances above, the Company has the following significant related party transactions incurred as below:

	Years ended March 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Revenue from JingXing	296,985	1,809,486	—	—
Revenue from Smartmore	—	—	1,742,678	222,681
Subcontracting cost to Compass Engineering Limited	43,260	137,200	—	—
Consultancy fee to Compass Engineering Limited	—	75,320	—	—
Subcontracting cost to JingXing	658,165	749,418	—	—
Subcontracting cost to Kamui Construction Management Limited	38,740,088	—	—	—
Management fee paid to KGDL	6,101,612	3,600,000	—	—
Acquisition of leasehold improvement	—	6,165,000	—	—
Constructive dividend	—	1,088,580	—	—

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22. riskS AND UNCERTAINTIES

Credit risk

The Company’s assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances, contracts receivable and contract assets, and other receivables.

Bank balances

The Company believes that there is no significant credit risk associated with cash in Hong Kong, which was held by reputable financial institutions in the jurisdiction where the Company’s Hong Kong subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$63,695) if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2024, cash balance of HK$6,390,861 (US$816,630) was maintained at financial institutions in Hong Kong and approximately HK$500,000 was insured by the Hong Kong Deposit Protection Board.

Contracts receivable and contract assets

The Company has designed credit policies with an objective to minimize their exposure to credit risk. The Company’s contracts receivable and contract assets are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on customers and generally do not require collateral or other security from such customers. The Company periodically evaluates the creditworthiness of the existing customers in determining an allowance for expected credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Other receivables

The Company is also exposed to risk from other receivables. These assets are subject to credit evaluations. An allowance, where applicable, would make for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Customers concentrations

For the year ended March 31, 2022, three customers accounted for 40.7%, 23.9% and 11.9% of total revenue. For the year ended March 31, 2023, four customers accounted for 24.0%, 20.9%, 19.4% and 16.9% of total revenue. For the year ended March 31, 2024, two customers accounted for 69.3% and 10.4% of total revenue. No other customer accounts for more than 10% of revenue for the years ended March 31, 2022, 2023 and 2024.

As of March 31, 2023, three customers accounted for 28.1%, 18.1% and 12.4% of the total balance of contracts receivable. As of March 31, 2024, three customers accounted for 36.2%, 16.9% and 16.7% of the total balance of contracts receivable. No other customer accounts for more than 10% of contracts receivable as of March 31, 2023 and 2024.

Contract assets concentrations

As of March 31, 2023, two customers accounted for 68.5%, and 16.1% of the total balance of contract assets. As of March 31, 2024, one customer accounted for 82.8% of the total balance of contract assets. No other customer accounts for more than 10% of contract assets as of March 31, 2023 and 2024.

As of March 31, 2023, one customer accounted for 100% of retention receivable. As of March 31, 2024, one customer accounted for 100% of retention receivable. No other customer accounts for more than 10% of retention receivable as of March 31, 2023 and 2024.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22. riskS AND UNCERTAINTIES (cont.)

Subcontractors concentrations

For the year ended March 31, 2022, two subcontractors accounted for 35.2% and 17.6% of total purchases. For the year ended March 31, 2023, two subcontractors accounted for 13.8% and 10.6% of total purchases. For the year ended March 31, 2024, one subcontractor accounted for 19.6% of total purchases. No other subcontractor accounts for more than 10% of purchases for the years ended March 31, 2022, 2023 and 2024.

As of March 31, 2023, one subcontractor accounted for 39.2% of the total balance of accounts payable. As of March 31, 2024, two subcontractors accounted for 27.5% and 10.2% of the total balance of accounts payable. No other subcontractor accounts for more than 10% of accounts payable as of March 31, 2023 and 2024.

Interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s bank loans and bank balances. The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Foreign currency risk

The Company is exposed to foreign currency risk primarily through sales that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HK$ is currently pegged to US$, exposure to foreign exchange fluctuations is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of twelve months, including the servicing of financial obligations: this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Market and geographic risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

23. Shareholders’ equity

Ordinary shares

The Company was incorporated under the laws of the Cayman Islands as an exempt company with limited liability on September 15, 2022. The authorized number of ordinary shares was 500,000,000 shares with a par value of US$0.0001 each.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23. Shareholders’ equity (cont.)

On December 18, 2023, the Company amended its memorandum of association to re-designate the 20,000 issued ordinary shares into Class A Ordinary Shares with a par value of US$0.0001 each and 10,000 Class B Ordinary Shares are allotted and issued to shareholders proportionally, with a par value US$0.0001 each. Pursuant to the memorandum of association, holders of Class A Ordinary Shares and Class B Ordinary Shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company and have the same rights except each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to fifteen (15) votes. Also, each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof but Class A Ordinary Shares are not convertible into Class B Ordinary Shares.

On April 16, 2024, the Company effected a share split at a ratio of 1-to-2,000. As a result of the share split, the authorized share capital of the Company was changed to US$50,000 divided into (i) 900,000,000,000 Class A Ordinary Shares of par value of US$0.00000005 each and (ii) 100,000,000,000 Class B Ordinary Shares of par value of US$0.00000005 each. As a result, a total of 40,000,000 Class A Ordinary Shares and 20,000,000 Class B Ordinary Shares were issued after the share split as of the date hereof.

The Company considered that the above share amendment was part of the Company’s recapitalization prior to completion of its initial public offering. The Company believed it is appropriate to reflect the above transactions on a retroactive basis pursuant to ASC 260. All shares and per share amounts used herein and in the accompanying consolidated financial statements have been retroactively restated to reflect the above share amendment.

Dividend distributions

During the year ended March 31, 2022, the Company distributed HK$13,960,000 to KGDL, of which HK$10,700,000 in cash and HK$3,260,000 through reduction in amount due from KGDL. No dividend was declared for the years ended March 31, 2023 and 2024.

Constructive dividend

The Company declared constructive dividend of HK$1,088,580 (US$138,674) for the year ended March 31, 2023. It represents amount due from a related party controlled by Mr. Chung and Mr. Yiu, the shareholders, which collectability is no longer probable as of March 31, 2023. The amount is recorded as constructive dividend and debited to retained earnings.

24. SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after March 31, 2024 up through July 31, 2024, which is the date that these consolidated financial statements are available to be issued. There were no other material subsequent events that require disclosure in these consolidated financial statements other than disclosed below.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The following presents condensed parent company only financial information of Reitar Logtech Holdings Limited.

Condensed Balance Sheets

	As of March 31,
	2023	2024	2024
	HK$	HK$	US$
ASSETS
NON-CURRENT ASSETS
Interest in a subsidiary	2,372	2,372	303
Total non-current assets	2,372	2,372	303
Total assets	2,372	2,372	303

CURRENT LIABILITIES
Amount due to subsidiary	28,673	17,073	2,182
Accrual	—	69,629	8,897
Total current liabilities	28,673	86,702	11,079
Total liabilities	28,673	86,702	11,079

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY (DEFICIT)
Ordinary shares: US$0.00000005 par value, 1,000,000,000,000 shares authorized as of March 31, 2023 and 2024, 60,000,000 shares issued and outstanding as of March 31, 2023 and 2024
Class A ordinary shares, US$0.00000005 par value, 900,000,000,000 shares authorized; 40,000,000 shares issued and outstanding as of March 31, 2023 and 2024	16	16	2
Class B ordinary shares, US$0.00000005 par value, 100,000,000,000 shares authorized; 20,000,000 shares issued and outstanding as of March 31, 2023 and 2024	8	8	1
Additional paid-in capital	2,348	2,348	300
Accumulated losses	(28,673)	(86,702)	(11,079)
Total shareholders’ equity (deficit)	(26,301)	(84,330)	(10,776)
Total liabilities and shareholders’ equity (deficit)	2,372	2,372	303

Condensed Statements of Loss

	Years ended March 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Operating expenses	—	(28,673)	(58,029)	(7,415)
Loss before income tax expenses	—	(28,673)	(58,029)	(7,415)
Income tax expenses	—	—	—	—
Net loss	—	(28,673)	(58,029)	(7,415)

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

Condensed Statements of Cash Flows

	Years ended March 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Cash flows from operating activities
Net loss	—	(28,673)	(58,029)	(7,415)
Changes in operating assets and liabilities:
Accrual	—	—	69,629	8,897
Net cash used in operating activities	—	(28,673)	11,600	1,482
Net cash generated from investing activities	—	—	—	—
Net cash generated from financing activities	—	—	—	—
Changes in amount due to a subsidiary	—	28,673	(11,600)	(1,482)
Net cash generated from financing activities	—	28,673	—	—
Net increase in cash and cash equivalents	—	—	—	—
Cash and cash equivalents at the beginning of the year	—	—	—	—
Cash and cash equivalents at the end of the year	—	—	—	—

(i)	Basis of Presentation

The Company was incorporated under the laws of the Cayman Islands as a limited company on September 15, 2022 and as a holding company.

Reitar Logtech Engineering Limited, a British Virgin Islands business company limited by shares incorporated in the BVI on September 15, 2022, is the immediate holding company of Kamui Development Group Limited. The equity interest of Reitar Logtech Engineering Limited was ultimately held as to 50% by Mr. Yiu and 50% by Mr. Chung through certain intermediate holding companies prior to the Group Reorganization.

On November 9, 2022, the entire equity interest of Reitar Logtech Engineering Limited was transferred by Smart Wealthy Investment Limited and Integrated Intelligence Investment Limited, which are wholly-owned by Mr. Yiu and Mr. Chung, respectively, in exchange for an allotment and issuance of 4,999 and 4,999 shares of the Company. Accordingly, Reitar Logtech Engineering Limited became a wholly-owned subsidiary of the Company.

On December 18, 2023, the Company amended its memorandum of association to re-designate the 20,000 issued ordinary shares into Class A Ordinary Shares with a par value of US$0.0001 each and 10,000 Class B Ordinary Shares are allotted and issued to shareholders proportionally, with a par value US$0.0001 each. Pursuant to the memorandum of association, holders of Class A Ordinary Shares and Class B Ordinary Shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company and have the same rights except each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to fifteen (15) votes. Also, each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof but Class A Ordinary Shares are not convertible into Class B Ordinary Shares.

On April 16, 2024, the Company effected a share split at a ratio of 1-to-2,000. As a result of the share split, the authorized share capital of the Company was changed to US$50,000 divided into (i) 900,000,000,000 Class A Ordinary Shares of par value of US$0.00000005 each and (ii) 100,000,000,000 Class B Ordinary Shares of par value of US$0.00000005 each. As a result, a total of 40,000,000 Class A Ordinary Shares and 20,000,000 Class B Ordinary Shares were issued after the share split as of the date hereof.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

In the condensed parent-company-only financial statements, the Company’s investment in subsidiary stated at cost of Reitar Logtech Engineering Limited since the date of acquisition. Those condensed parent-company-only financial statements should be read in connection with the consolidated financial statements and notes hereto.

(ii) Restricted Net Assets

Schedule I of Rule 5-04 of Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The condensed parent company financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiaries of the Company exceeds 25% of the consolidated net assets of the Company. The abilities of the Company’s subsidiaries in Hong Kong to pay dividends are not restricted. In this connection, the restricted net assets of the subsidiaries of the Company does not exceed 25% of the consolidated net assets of the Company and accordingly the above condensed parent company only financial information of the Company is presented for the supplementary reference.

As of March 31, 2023 and 2024, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.