Form 20-F
period 2025-03-31
Reitar Logtech Holdings Ltd
filed 2025-08-15
CIK 1951229

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-42210

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

Kwun Tong, Kowloon, Hong Kong

Telephone: +852 2554 5666

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value US$0.00000005 per share	RITR	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A ordinary shares outstanding as of March 31, 2025	45,633,750
Class B ordinary shares outstanding as of March 31, 2025	16,810,000

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

This annual report includes our audited consolidated financial statements for the years ended March 31, 2023, 2024 and 2025, and the related notes.

Our reporting currency is Hong Kong dollars. This annual report contains translations from Hong Kong dollars to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, the exchange rate used for conversion of Hong Kong dollars into U.S. dollars for financial figures for the year ended and as of March 31, 2025 is US$1 = HK$7.7799, as published in H.10 statistical release of the United States Federal Reserve Board on March 31, 2025. We make no representation that the Hong Kong dollars or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate or at all.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Corporate History and Structure

We conduct our operations in Hong Kong through our operating subsidiaries incorporated under the laws of Hong Kong. Our Cayman Islands holding company, Reitar Logtech Holdings Limited, does not conduct business except for its holding of the operating subsidiaries in Hong Kong. As one of the first movers into the PLT solution industry in Hong Kong, we have been operating in the logistics solution market since 2015 and two of our co-founders and directors have been working in this sector for over 20 years.

With the growth of our business and in order to facilitate international capital raising, we underwent an offshore reorganization in the second half of 2022. Reitar Logtech Holdings Limited was incorporated in the Cayman Islands with limited liability as our offshore holding company in September 2022. In November 2022, our Company acquired 100% equity interest in Reitar Logtech Engineering Limited and Reitar Capital Partners Limited, BVI companies that own 100% equity interest, respectively, in Kamui Development Group Limited and Reitar Logtech Group Limited, which are Hong Kong companies that hold our Hong Kong operating subsidiaries. This acquisition was deemed a recapitalization of the Company and Reitar Logtech Engineering Limited under common control and, as a result, the results of operations of Kamui Development Group Limited as of and for the three years ended March 31, 2023, 2024 and 2025 have been reflected in our consolidated financial statements. The results of operations of Reitar Logtech Group Limited are presented separately elsewhere in this annual report but not included in our consolidated financial statements because our Company’s acquisition of its parent company, Reitar Capital Partners Limited, occurred after March 31, 2022 and there was no common control between the two companies.

Our Corporate Structure

We do not have a VIE structure. Reitar Logtech Holdings Limited owns 100% equity interest of Reitar Logtech Engineering Limited and Reitar Capital Partners Limited, which in turn, indirectly own our operating subsidiaries in Hong Kong. The chart below illustrates our corporate structure as of the date of this annual report.

Notes:

(1)	Reitar Logtech Group Limited also holds 30% equity interest in Smartmore LogTech International Group Limited, a Hong Kong company incorporated in December 2022.

(2)	We established Cogen Advisory Limited and Cogen Operation Limited in September 2022, Cogen Investment (WS) Limited in February 2023, and acquired 30% equity interest in Smartmore LogTech International Group Limited in February 2023, with a goal to further enhance our business operations by managing different business lines through different corporate vehicles. As of the date of this annual report, Cogen Investment (WS) Limited and Cogen Operation Limited did not have any assets or operations while Cogen Advisory Limited and Smartmore LogTech International Group Limited had operations.

(3)	We established Vincit Build Solution in May 2023 and Vincit EngTech in July 2023, and acquired 100% equity interest in Alvin Design and Construction Company Limited in September 2023 with a goal to further enhance our business operations by managing different business lines through different corporate vehicles. As of the date of this annual report, Alvin Design did not have any assets or operations while Vincit Build Solution and Vincit EngTech had operations.

(4)	We acquired 51% equity interest in Winner Logistics Network Limited in November 2024 with a goal to further enhance our business operations by managing different business lines through different corporate vehicles. As of the date of this annual report, Winner Logistics Network Limited did not have any assets or operations.

(5)	We established KLA-iBotics Holdings Limited in May 2025 with a goal to further enhance our logistic automation system business. In May 2025, we acquired 100% of equity interest from the shareholders of Jingxing Holdings Limited, which holds 100% equity interest in Jingxing Storage Equipment Engineering (H.K.) Company Limited, a company incorporated in Hong Kong engaging in the design, supply and installation of storage racking system. The acquisition is conducted through the issuance of 7000 class A ordinary shares in KLA-iBotics Holdings Limited. Our company controls Jingxing Holdings Limited through our equity interest in 3000 class B ordinary shares in KLA-iBotics Holdings Limited. As each class A Ordinary Share is entitled to one vote at a meeting of members and each class B ordinary share is entitled to twenty votes at general meetings of our shareholders, our equity interest representing approximately 89.6% of the total voting power of KLA-iBotics Holdings Limited.

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

Cash is transferred through our organization in the following manner: (i) fund may be transferred from our Cayman Islands holding company to our operating subsidiaries in Hong Kong through our BVI subsidiaries in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by our operating subsidiaries in Hong Kong to the Company through our BVI subsidiaries. In the years ended March 31, 2023, 2024 and 2025 and up to the date of this annual report, except from transfer of cash, no other types of assets has been made between our Cayman Islands holding company and subsidiaries.

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

Holding Foreign Companies Accountable Act

Our auditor, Enrome LLP is based in Singapore, and is currently subject to inspection by the PCAOB at least every two years. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC authorities in those jurisdictions (the “2021 Determinations”). On August 26, 2022, the PCAOB entered into a Statement of Protocol with the CSRC and the Ministry of Finance of the People’s Republic of China and, as summarized in the “Statement on Agreement Governing Inspections and Investigations of Audit Firms Based in China and Hong Kong” published on the SEC’s official website, the parties agreed to the following: (i) in accordance with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation; (ii) the PCAOB shall have direct access to interview or take testimony from all personnel of the audit firms whose issuer engagements are being inspected or investigated; (iii) the PCAOB shall have the unfettered ability to transfer information to the SEC, in accordance with the Sarbanes-Oxley Act; and (iv) the PCAOB inspectors shall have access to complete audit work papers without any redactions, with view-only procedures for certain targeted pieces of information such as personally identifiable information. The PCAOB was required to reassess its determinations as to whether it is able to carry out inspection and investigation completely and without obstruction by the end of 2022. In December 2022, the PCAOB decided to vacate the 2021 Determinations because it determined that, after conducting inspections and investigations of mainland China and Hong Kong firms in 2022 under a new comprehensive agreement with the PRC and consistent with the PCAOB’s usual practice, the current facts and circumstances indicate that (1) in 2022, the PCAOB has been able to conduct inspections and investigations completely; and (2) the PRC has not taken a position to restrict PCAOB access or otherwise impair its ability to conduct its planned inspections and investigations in 2022.

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

Under our rent-to-rent model, we may not be successful in identifying and obtaining right to use of additional warehouse properties at desirable locations and on commercially reasonable terms or at all. We may also incur costs in connection with evaluating warehouse properties and negotiating with property owners, including properties which we are subsequently unable to obtain right to use. In addition, we may not be able to develop additional warehouse properties on a timely basis due to construction delays or equipment and material shortages. If we fail to successfully identify, secure or develop in a timely fashion, additional warehouse properties, our ability to execute our growth strategy could be impaired and our business and prospects may be materially and adversely affected.

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

We derive our revenue from our services and are subject to counterparty risks such as our customer’s inability to pay. As of March 31, 2024 and 2025, our net contract receivables amounted to HK$27.4 million and HK$32.1 million (US$4.1 million), respectively. There can be no assurance that we will be able to collect our trade receivables on a timely basis, and our trade receivable turnover days may increase, which in turn could materially and adversely affect our liquidity, financial condition and results of operations.

We receive progress payment from our customers in some of our projects. Progress payment is generally made monthly with reference to the progress of work performed during the month. A portion of contract value is usually withheld by our customers as retention money. However, there is no assurance that our retention money will be released to us by our customers on a timely manner and in full.

Contract asset is recognized when (i) we complete our work under such service contracts but it is yet to be certified by authorized persons or external consultants appointed by customers, or (ii) our customers retain retention money to secure the due performance of the contracts. Any amount previously recognized as a contract asset is reclassified to trade receivables at the point at which it is invoiced to our customer. We recorded contract assets of HK$59.6 million and HK$91.1 million (US$11.7 million) as of March 31, 2024 and 2025.

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

Our customer base consists of selected property, warehouse or land for specific logistics operators in Hong Kong. Our top five customers collectively accounted for approximately 88.3%, 94.6% and 97.1% of our total revenue for the years ended March 31, 2023, 2024 and 2025, respectively. Although we strive to provide excellent service and experience to our customers, we cannot guarantee that these top customers will continue to use our services at levels commensurate with previous periods, or that they will not terminate the use of our services in the future. Any decrease of services by our top customers would lower our revenue, which would adversely affect our profitability.

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

Our revenue and expenses are primarily denominated in Hong Kong dollars and some of our sales are denominated in U.S. dollars. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that the Hong Kong dollar will remain pegged to the U.S. dollar. If the Hong Kong dollar no longer remains pegged to the U.S. dollar, Hong Kong’s financial markets may be subject to significant volatility, including but not limited to fluctuations in interest rates and exchange rates, and/or inflation. Any significant fluctuations in the exchange rates between the Hong Kong dollar and the U.S. dollar may lead to a significant decline in value of the Hong Kong dollar, which may adversely affect the purchasing power of the Hong Kong dollar and the prices of labor, services and goods in Hong Kong, and result in a material adverse effect on our revenue and financial condition. In addition, to the extent that we are required to convert U.S. dollars we received from the initial public offering into Hong Kong dollars for our operations, fluctuations in the exchange rate between the Hong Kong dollar against the U.S. dollar would have an adverse effect on the amounts we receive from the conversion.

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

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of RMB may materially and adversely affect our revenue, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we received from the initial public offering into RMB to pay our operating expenses, appreciation of RMB against U.S. dollars would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of RMB against U.S. dollars may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the market price of our Class A ordinary shares.

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

Our gross profit for the years ended March 31, 2023, 2024 and 2025 amounted to HK$24.4 million, HK$64.1 million and HK$60.1 million (US$7.7 million), respectively; while our gross profit margins were approximately 28.9%, 25.4% and 15.9% respectively. The trend of our historical financial information is a mere analysis of our past performance only and does not have any positive implication or may not necessarily reflect our financial performance in the future which will depend on our capability to secure new business opportunities and to control our costs.

There is no assurance that our operating and financial results in the future will remain at a level comparable to those recorded for the years ended March 31, 2023, 2024 and 2025 or will not decline and that we will be able to achieve the performance as we did for the years ended March 31, 2023, 2024 and 2025. Investors should not solely rely on our historical financial information as an indication of our future financial or operating performance since our financial condition and prospects would be materially and adversely affected by any future decrease in our profit margin.

We had a concentration of credit risk because we derived our revenue from a limited number of customers.

For the year ended March 31, 2023, four customers accounted for 24.0%, 20.9%, 19.4% and 16.9% of our total revenue. For the year ended March 31, 2024, two customers accounted for 69.3% and 10.4% of our total revenue. For the year ended March 31, 2025, two customers accounted for 61.5% and 23.5% of our total revenue. Generally, we either require prepayment in full or offer alternate payment plans for customers to prepay a certain percentage with the remainder to be settled after our service is rendered. We cannot assure you that we will not see concentration of contracts receivable from a small number of customers in the future. In such case, if any of these customers defaults on its payment obligations to us, we will not be able to recover the related contracts receivable, and our business, financial condition and results of operations may be materially and adversely affected.

Our success depends to a substantial degree upon our senior management and other key personnel, and our business operations would be negatively affected if we fail to attract and retain highly competent senior management.

For the year ended March 31, 2023, four customers accounted for 24.0%, 20.9%, 19.4% and 16.9% of our total revenue. For the year ended March 31, 2024, two customers accounted for 69.3% and 10.4% of our total revenue. For the year ended March 31, 2025, two customers accounted for 61.5% and 23.5% of our total revenue. Generally, we either require prepayment in full or offer alternate payment plans for customers to prepay a certain percentage with the remainder to be settled after our service is rendered. We cannot assure you that we will not see concentration of contracts receivable from a small number of customers in the future. In such case, if any of these customers defaults on its payment obligations to us, we will not be able to recover the related contracts receivable, and our business, financial condition and results of operations may be materially and adversely affected.

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

We have identified certain areas of inadequacy in our internal control over financial reporting as of March 31, 2025. If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.

In the course of auditing our consolidated financial statements as of and for each of the years ended March 31, 2023, 2024 and 2025, we identified certain areas of inadequacy in our internal control over financial reporting for the above-mentioned periods.

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

We have adopted a dual-class share structure and our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to fifteen votes at general meetings of our shareholders. As of the date of this annual report, our directors, officers and principal shareholders held in aggregate 71.60% or more of our shares. We are not considered a “controlled company” under Nasdaq corporate governance rules as we do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company, these shareholders, however, if they act together, will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of us or our assets, and might affect the prevailing market price of our ordinary shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

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

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. As a result of the initial public offering, our Company becomes subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently does not have enough experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

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

We may not be able to expand our business effectively through acquisitions and investments and there can be no assurance that all or any of our proposed acquisitions and investments will be consummated on commercially acceptable terms, or at all.

Our development depends on our ability to acquire and integrate new businesses. Success hinges on identifying suitable targets, executing transactions, and effectively assimilating their operations, cultures, and personnel. These new acquisitions are also subject to all the business risks inherent in our existing projects.

Acquisitions involve numerous risks both before and after completion. Prior to closing, we may fail to obtain necessary governmental approvals, incur debt, or have management’s attention diverted. Post-acquisition difficulties can include challenges integrating the business, the loss of key employees, and impairment charges related to goodwill.

Furthermore, we cannot guarantee that any proposed acquisition will be completed on commercially favorable terms, if at all. Even if successful, there is no assurance we will achieve our expected return on investment. We also face the risk of successor liability for an acquired company’s past actions, which our due diligence may not fully uncover. A failure to manage these risks could materially harm our business, financial condition, and future prospects.

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

Furthermore, on July 14, 2020, the President of the U.S., Mr. Donald Trump, signed the Hong Kong Autonomy Act, which imposes sanctions on individuals and entities that are determined to have materially contributed to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law”, and an executive order to remove the preferential trade status of Hong Kong, pursuant to § 202 of the United States-Hong Kong Policy Act of 1992. The U.S. government has determined that Hong Kong is no longer sufficiently autonomous to justify preferential treatment in relation to the PRC, especially with the issuance of the Hong Kong National Security Law, on June 30, 2020. Hong Kong will now be treated as mainland China, in terms of visa application, academic exchange, tariffs and trading, etc. According to § 3(c) of the executive order issued on July 14, 2020, the license exception for exports and reexports to Hong Kong and transfer within the mainland China is revoked, while exports of defense items are banned. On the other hand, the existing punitive tariffs the U.S. imposed on the PRC will also be applied to Hong Kong exports. Losing its special status, Hong Kong’s competitiveness as the logistic hub may deteriorate in the future as its tax benefits as a result of preferential situation no longer exists and companies might prefer exporting through other cities. The level of activities of domestic exports and re-exports and other trading activities in Hong Kong may decline owing to the tariff being imposed on Hong Kong exports and the export restriction. In the event that Hong Kong loses its position as a logistics hub in Asia, the demand for freight forwarding services, ancillary logistics services, warehousing services, the overall business activities of the freight forwarding industries and thus our business, financial condition and results of operations, may be adversely affected.

Additionally, the recent conflicts in Ukraine and the Middle East have already affected global economic markets, and the uncertain resolution of these conflicts could result in protracted and/or severe damage to the global economy. The extent and duration of the military action, sanctions, and resulting market disruptions are difficult to predict, but could be substantial. Any such disruptions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine and the Middle East, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

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

On June 10, 2021, the NPCSC enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on certain activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas and to establish and improve the system of extraterritorial application of the PRC securities laws. On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the Personal Information Protection Law of the People’s Republic of China, or PRC Personal Information Protection Law, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (i) such processing is for the purpose of providing products or services for natural persons within China; (ii) such processing is to analyze or evaluate the behavior of natural persons within China; or (iii) there are any other circumstances stipulated by related laws and administrative regulations. On December 28, 2021, the CAC jointly with the relevant authorities formally published the Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. On September 24, 2024, the CAC issued the Data Security Regulations, outlining activities subject to a cybersecurity review, including mergers of network platform operators with significant data resources impacting national security, overseas listing of data processors managing personal data of over one million users, and other activities affecting national security. The regulations also mandate that operators of large internet platforms abroad report to national authorities, conduct annual data security assessments for important data processing or overseas listing, and submit reports to the CAC by January 31 of the following year. Additionally, online platform operators must establish platform rules, privacy policies, and algorithm strategies, seeking public feedback for at least 30 days for significant changes, while large platforms with over 100 million daily active users require third-party evaluation of such policies for approval by the CAC provincial office.

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

We currently do not expect the Measures for Cybersecurity Review (2021) by the CAC and the other regulations discussed in the preceding paragraph will have an impact on our business or results of operations, given that: (i) our operating subsidiaries are incorporated in Hong Kong, and we have no subsidiary, VIE structure, material operations nor maintain any office or personnel in mainland China, (ii) as of date of this annual report, our operating subsidiaries have in aggregate collected and stored personal information of less than one million users, (iii) all of the data our operating subsidiaries have collected is stored in servers located in Hong Kong, (iv) as of the date of this annual report, neither of our operating subsidiaries has been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review or a CSRC review, and (v) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), while the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, the PRC Data Security Law and Data Security Regulations do not clearly provide whether it shall be applied to a company based in Hong Kong.

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

If the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law, other relevant laws and regulations mentioned above becomes applicable to our operating subsidiaries, the business operations of our operating subsidiaries and the listing of our shares in the United States could be subject to the CAC’s cybersecurity review in the future. If our operating subsidiaries become subject to the CAC review, we cannot assure you that our operating subsidiaries will be able to comply with the regulatory requirements in all respects, and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, our operating subsidiaries may become subject to fines and other penalties, which may have a material adverse effect on our business, operations and financial condition and may hinder our ability to offer or continue to offer shares to investors and cause the value of our shares to significantly decline or be worthless.

In addition, recent statements, laws and regulations by the Chinese government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, the PRC Data Security Law and Data Security Regulations, have indicated an intent to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investments in China-based issuers. It is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to our operating subsidiaries located in Hong Kong. We could be subject to approval or review of Chinese regulatory authorities to pursue offshore offerings. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

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

Due to the disparate voting powers attached to these two classes of ordinary shares, our directors, officers and principal shareholders held directly and/or beneficially in aggregate 62.10% of our issued Class A ordinary shares and 97.38% of our issued Class B ordinary shares, representing 71.60% of our total issued and outstanding share capital as of the date of this annual report and were able to exercise 91.98% of the total voting power of our issued and outstanding share capital as of the same date. You will experience further dilution to the extent that any additional Class B ordinary shares are issued in the future. As a result, our founders will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares of the opportunity to sell their shares at a premium over the prevailing market price.

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

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may only pay dividends out of profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the dividend is proposed to be paid. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. We cannot assure you that our ordinary shares will appreciate in or even maintain the price at which you purchased the ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment in our ordinary shares.

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

While we do not expect to be a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ordinary shares, fluctuations in the market price of our ordinary shares may cause us to become a PFIC classification for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

With the completion of the initial public offering, we become a public company and is expected to continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act and the rules subsequently implemented by the SEC and the Nasdaq detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 relating to internal controls over financial reporting.

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

Our Resale Shareholder will be able to sell their shares with the completion of the initial public offering subject to restrictions under Rule 144 under the Securities Act.

Our Resale Shareholder may be able to sell their Class A ordinary shares under Rule 144 with the completion of our initial public offering. Because they have paid a lower price per share than participants in our initial public offering, when they sell its shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the Class A ordinary shares following the completion of our initial public offering, to the detriment of participants in the offering. Under Rule 144, before our Resale Shareholder can sell their shares, in addition to meeting other requirements, they must meet the required holding period.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a holding company incorporated in the Cayman Islands and conduct our operations in Hong Kong through the following operating subsidiaries:

(a)	Kamui Development Group Limited, or Kamui Development Group;

(b)	Kamui Logistics Automation System Limited, or Kamui Logistics;

(c)	Kamui Cold Chain Engineering & Service Limited, or Kamui Cold Chain;

(d)	Vincit EngTech Co., Limited, or Vincit EngTech;

(e)	Kamui Construction & Engineering Group Limited, or Kamui Construction;

(f)	Vincit Build Solution Co., Limited, or Vincit Build Solution;

(g)	Alvin Design and Construction Company Limited;

(h)	Reitar Logtech Group Limited, or Reitar Logtech Group;

(i)	Reitar Cold Chain Limited, or Reitar Cold Chain;

(j)	Reitar Properties Leasing Limited, or Reitar Properties Leasing;

(k)	Reithub Consulting Limited, or Reithub Consulting;

(l)	Reitar Asset Management Limited, or Reitar Asset Management;

(m)	Cogen Advisory Limited;

(n)	Cogen Investment (WS) Limited;

(o)	Cogen Operation Limited;

(p)	Winner Logistics Network Limited;

(q)	A.R.E. CommTech Limited; and

(r)	Jingxing Storage Equipment Engineering (H.K.) Limited.

We have been operating in the logistics solution market since 2015. With the growth of our business and in order to facilitate international capital raising, we underwent an offshore reorganization in the second half of 2022 as follows:

●	Reitar Logtech Holdings Limited was incorporated in the Cayman Islands as our offshore holding company in September 2022;

●	in November 2022, Reitar Logtech Holdings Limited acquired 100% equity interest of Reitar Logtech Engineering Limited, a limited liability company incorporated in the British Virgin Islands, or BVI, which directly owns 100% equity interest of Kamui Development Group Limited and indirectly owns 100% equity interest of each of Kamui Logistics, Kamui Cold Chain, Kamui Construction and Vincit Build Solution, where Kamui Cold Chain owns 75% equity interest in Vincit EngTech and Vincit Build Solution owns 100% equity interest in Alvin Design and Construction Company Limited; and

●	in November 2022, Reitar Logtech Holdings Limited further acquired 100% equity interest of Reitar Capital Partners Limited, a limited liability company incorporated in the BVI, which directly owns 100% of Reitar Logtech Group and indirectly owns 100% equity interest of each of Reitar Cold Chain, Reitar Properties Leasing, Reithub Consulting and Reitar Asset Management and 51% equity interest of Cogen Advisory Limited, where Cogen Advisory Limited owns 100% equity interest in Cogen Investment (WS) Limited and Cogen Operation Limited.

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

As one of the first movers into the property + logistics technology, or PLT, solution industry in Hong Kong, we have been operating in the logistics solution market since 2015 and two of our co-founders and directors have been working in this sector for over 20 years. We provide PLT solutions through Reitar Group, and construction management and engineering design services through Kamui Group. In the second half of 2022, we underwent a corporate reorganization whereby our Company acquired Kamui Group and Reitar Group. Over years of experience working in the logistics sector, we have gained in-depth professional expertise and developed strong connections with upstream and downstream players in the industry, including investment funds, landowners, both local and international 3PLs, suppliers, and equipment manufacturers. Our know-how relating to our customers’ operations which was obtained through years of services represents a key competitive advantage for us. The logistics service market in Hong Kong is dominated by a limited number of key 3PL operators, and we have built close business relationships with some of them. As a result, we relied on a small number of customers for the majority of our total revenue for the years ended March 31, 2023, 2024 and 2025.

Our leading market position, one-stop service business model, first-mover advantage, in-depth know-how and well-established customer base have enabled us to generate significant growth. For the years ended March 31, 2023, 2024 and 2025, our revenue was HK$84.5 million, HK$252.0 million and HK$378.2 million (US$48.6 million) and our net income was HK$63.6 million, HK$19.6 million and HK$2.4 million (US$0.3 million), respectively.

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

From time to time, we may also recoup and realize return on our investments in our asset management projects by terminating relevant agreements and disposing of the relevant assets and rights to interested buyers, including but not limited to logistics operators, for cash consideration. For instance, in the year ended March 31, 2025, a logistic service provider proposed to take over three warehouses which we provided to it or agreed to use from it and agreed in March 2023 to pay us a net amount of HK$4.1 million as termination charge for us to terminate the original agreements for such three warehouses. Further, in March 2023, we disposed of our cold storage assets in a project we previously managed to the same logistic service provider for a total consideration of HK$69.0 million, which in total provided a gain on such discontinued operation of HK$56.2 million. See “Item 5. Operating and Financial Review and Prospects—Discontinued operation”, and the consolidated financial statements and the relevant notes included elsewhere in this annual report for details.

As of the date of this annual report. we had (i) two projects under management and operation, including one fully automated high density warehouse under development (GFA: around 300,000 square feet), and one automated cold chain storage center for an industrial building conversion (GFA: 200,000 square feet); and (ii) four projects under due diligence with a total gross floor area of around 850,000 square feet, consisting of one automated e-commerce export processing center, one import bonded warehouse, one food and beverage automated distribution center, and one cold chain warehouse.

In May 2023, we entered into a series of agreements with one of our capital partners regarding a building conversion project. Cogen Advisory Limited, one of our subsidiaries, acts as a property advisor to provide asset and project management services in this project. Kamui Construction acts as the managing contractor for this project under a design and build contract for a total contract sum of estimated HK$255 million. Such project expects to transform an industrial building in the New Territories, Hong Kong, to be one of the largest-scale automated cold chain warehouse in Hong Kong with a GFA of over 200,000 square feet, The project was substantially completed in the second half of 2024. The transformed warehouse will feature innovative technologies such as efficient refrigeration and freezing equipment, intelligent real-time monitoring, and control and adjustment systems to enable fully automated operations for smart logistics.

In the second half of 2022, we entered into a series of agreements regarding an automated temperature-controlled warehouse development project (GFA: 274,599 square feet) with an estimated HK$1.3 billion investment amount, or the Automated Warehouse Project, invested by a joint venture of a reputed real estate fund and logistics operator in Hong Kong, where Reitar Group acts as an asset manager, project manager and lead consultant, and Kamui Group will act as the managing contractor.

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

In July 2022, we have entered into two consultancy agreements acting as the lead consultant of the Automated Warehouse Project with an estimated HK$1.3 billion investment amount to provide building services consultancy service for HK$4 million, and green building consultancy service for HK$1 million.

As of March 31, 2024 and 2025, we have 26 and 41 ongoing consultancy projects of a total awarded sum of HK$17.3 million and HK$32.8 million (US$4.2 million), respectively, where we provide professional consultancy services as to feasibility study, renovation, development and/or interior design work for a number of residential and commercial premises.

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

In July 2022, we entered into a letter of intent to act as the managing contractor for a two and a half-year construction services of the Automated Warehouse Project with an estimated HK$1.3 billion investment amount, where we are in charge of the overall site supervision, supervision and safety management as well as design, supply and installation of access road, electrical and fire services, plumbing and drainage, wireless network, security, and building management systems. The contract amount consists of HK$15.7 million construction management services and HK$586.1 million for engineering design works. In September 2024, we entered into a letter of award for an upgrade project at a major smart logistics center located on Airport Island in Hong Kong. The project involves upgrading the fire protection system of the 12-story logistics center, which has a total rental area of 4.1 million square feet. This upgrade is designed to enhance the building’s compatibility with automation by better utilizing its high ceilings, thereby meeting the growing automation demands of logistics users and significantly improving the warehouse’s functionality and safety. The contract is valued at approximately HK$231 million.

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

Our customers are mainly based in Hong Kong. In the years ended March 31, 2023, 2024 and 2025, we had 26, 22 and 56 customers, respectively. Our customers include leading 3PLs in Hong Kong, which we have long-term business relationships with.

Our top five customers, based on revenue, accounted for approximately 88.3%, 94.6% and 97.1% of our revenue in the years ended March 31, 2023, 2024 and 2025. The logistics service market in Hong Kong is dominated by a limited number of key 3PL operators, and we have built close business relationships with some of them. As a result, we relied on a small number of customers for the majority of our total revenue for the years ended March 31, 2023, 2024 and 2025. One customer accounted for 61.5% of the Group’s total revenue in FY2025 due to a construction project in relation to an automated fire systems in Lantou Island, Hong Kong. The reason for the significantly elevated revenue concentration in FY2025 was due to the large project size. Such high concentration with such customer may not persist in the future as the majority amount of revenue has already been recognized in FY2025.

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

We have certain policies and procedures to address client complaints. In the years ended March 31, 2023, 2024 and 2025 and up to the date of this annual report, we did not receive any material complaints or requests for any kind of compensation from the clients due to quality deficiencies in relation to services provided by us or work performed by our subcontractors.

Major contract terms

In the years ended March 31, 2023, 2024 and 2025, we entered into contracts with subcontractors on a case-by-case basis. Key terms agreed to with subcontractors generally include the scope of services, fees payable, the expected length of a fit-out period, and the amount and types of materials to be supplied. We will receive invoices after subcontractors have rendered services or delivered the materials to us.

Payment to subcontractors

Depending on the nature, scale and length of the projects, we generally make progress payments to the subcontractors with reference to the work schedule, unless we have agreed beforehand on an alternate method and timing of the payments. For procuring materials, we generally make either payment in full to the subcontractors upon receipt of any materials to be supplied or a deposit payment upon engagement, with the remaining payments made upon the receipt of materials. In the years ended March 31, 2023, 2024 and 2025, our subcontractors generally offer credit terms of 30 days to us. We generally settle payments within 30 days after we receive the subcontractors’ invoices.

Our staff monitors various aspects at each stage of the projects including, among other things, proper project planning, addressing clients’ complaints, careful selection of subcontractors, and regular inspection and supervision at work sites, in an effort to sustain the standards for quality assurance.

Suppliers

Our suppliers mainly consist of suppliers for materials and equipment such as refrigeration, storage and electrical equipment, and subcontractors for electrical and mechanical engineering, air-conditioning, renovation and decoration and water treatment equipment. In the years ended March 31, 2023, 2024 and 2025, our suppliers are mainly situated in Hong Kong and mainland China while our purchases are mainly denominated in Hong Kong dollars and RMB.

Our top five suppliers, based on cost of revenue, accounted for approximately 42.9%, 46.9% and 43.0% of our cost of revenue in the years ended March 31, 2023, 2024 and 2025, respectively.

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

Employees

We had 37, 52 and 56 employees as of March 31, 2023, 2024 and 2025. As of March 31, 2025, we had three in asset management, 23 in development and construction management, one in logistics technology and engineering solution, nine in professional consultancy, nine in business strategy and innovation technology, five in corporate communication, three in accounting and finance, and three in human resources and administration.

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

Health, Work Safety, Social and Environmental Matters

We endeavor to provide a safe and healthy working environment to our employees and subcontractors at work sites, requiring people at work sites to strictly comply with relevant safety requirements. We require strict implementation of safety measures under the supervision of the responsible construction management team or relevant subcontractors’ management. The regular inspections by the responsible construction management team at work sites are intended to ensure the work is conducted in such a manner that reduces, as much as practicable, the risks of injury and damage to persons and properties. In the years ended March 31, 2023, 2024 and 2025 and up to the date of this annual report, there were no material accidents in the course of our business operation which gave rise to claims and compensation paid to our employees and also no interruptions in our business which may or have had a significant effect on our financial position.

As we primarily conduct our business in Hong Kong, our business operations are subject to various regulations and rules promulgated by the Hong Kong government including environmental laws and regulations. In the years ended March 31, 2023, 2024 and 2025 and up to the date of this annual report, the cost of compliance with applicable environmental laws and regulations was insignificant. For details, see “Item 4. Information on the Company—Regulation—Hong Kong Laws and Regulations relating to Environmental Protection for Construction Projects”.

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

Construction Industry Council Ordinance (Chapter 587 of the Laws of Hong Kong)

Pursuant to the Construction Industry Council Ordinance (Chapter 587 of the Laws of Hong Kong), or the Construction Industry Council Ordinance, a Construction Industry Levy at the rate of 0.5% is imposed in respect of all construction work or operations carried out in Hong Kong with a total value exceeding HK$1 million. Construction operations include, among other things, building work; construction, alteration, repair, maintenance, extension, demolition or dismantling of buildings or structures, power-lines, telecommunications apparatus or pipelines; supply and installation of fittings or equipment in any building or structures; external or internal cleaning of any buildings or structures, which is carried out in the course of construction or maintenance of such buildings or structures; painting or decorating any external or internal surfaces or parts of any buildings or structures; and operations which form an integral part of, or are preparatory to any of the above operations. The person appointed as a contractor under the Buildings Ordinance (Cap. 123) in respect of the constructions operations in question or, if no such person is appointed, the person who carries out the construction operations is responsible for paying the Construction Industry Levy to the Construction Industry Council. For the years ended March 31, 2023, 2024 and 2025, we were not subject to any obligation to pay any Construction Industry Levy with respect to any of our clients’ projects in which we were involved, but as our business further develops and expands in the future, we may be required to pay such levy if and when we begin to be engaged in activities to which such levy applies.

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

Natural disasters, health epidemics, geopolitical crises, and other adverse events

Our business, financial condition, and results of operations are subject to risks arising from events beyond our control, including natural disasters, public health crises, geopolitical tensions, and other major adverse events. The occurrence of any of these events could significantly disrupt our business and operations, which have the potential to cause widespread social and economic disruption that could in turn materially and adversely affect our business, financial condition, and results of operations.

A significant disruptive event could necessitate the temporary suspension of our operations. Given that our services involve construction management and engineering design, which often cannot be conducted merely through telecommuting, our operational capacity could be severely limited for an extended period. Should our employees be subject to quarantine orders or other movement restrictions, or if our offices require closure for safety reasons, we could experience project delays and an inability to meet client obligations. Furthermore, major adverse events can cause significant disruptions to supply chains and labor markets, which could impair our ability to procure necessary materials and services or lead to labor shortages. Such events can also trigger significant volatility in global and local economies, potentially leading to a slowdown in economic activity that could affect our access to capital and negatively impact the financial health of our clients and suppliers, thereby reducing demand for our services. In response to a crisis, we may be required to implement additional health and safety protocols or other measures, which could result in higher administrative and operational costs.

While we maintain business continuity plans and risk management strategies, the ultimate impact of any future disruptive event is inherently unpredictable and will depend on its nature, duration, and severity. The cumulative effect of these factors could have a material adverse effect on our business, financial condition, and results of operations. We will continue to monitor and evaluate these risks and adjust our operational strategies as necessary.

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

Recent Developments

Bitcoin Purchase Agreement

On June 5, 2025, we entered into a bitcoin purchase agreement with a consortium of institutional Bitcoin holders, pursuant to which we may purchase up to 15,000 BTC, representing a potential transaction value of up to US$1.5 billion, through the issuance of our ordinary shares. The number of shares to be issued will be determined through arm’s length negotiations based on the price of BTC and the price and trading volume of our shares. This transaction is intended to establish a digital asset reserve on our balance sheet and support our initiatives in decentralized finance integration, logistics asset tokenization, and smart contract-enabled supply chain solutions. We expect this acquisition to diversify our treasury holdings and provide funding for the development of tokenized logistics infrastructure and expansion into Asian logistics markets.

Acquisition of Jingxing Storage Equipment Engineering

On May 30, 2025, our wholly-owned subsidiary, KLA-iBotics Holdings Limited, completed the acquisition of the entire issued share capital of Jingxing Holdings Limited, which owns Jingxing Storage Equipment Engineering (H.K.) Company Limited. The aggregate consideration was satisfied through the allotment and issuance of 7,000 Class A ordinary shares by KLA-iBotics Holdings Limited to the vendors. Following the completion of this acquisition, our subsidiary Kamui Development Group Limited holds 3,000 Class B ordinary shares representing 30.0% of the equity interest and approximately 89.6% of the voting control in KLA-iBotics Holdings Limited. Jingxing Storage Equipment Engineering (H.K.) Company Limited, incorporated in Hong Kong in 2000, specializes in high-density storage systems and material handling equipment for logistics providers and retail chain stores.

Strategic Memorandum of Understanding with Rich Harvest Agricultural Produce Limited

On June 26, 2025, we entered into a non-binding memorandum of understanding with Rich Harvest Agricultural Produce Limited to explore potential collaboration on integrating blockchain traceability, digital payment solutions, and cold chain technologies in agricultural supply chains. Rich Harvest operates farming bases across mainland China covering approximately 1,333 hectares. The memorandum of understanding outlines three potential areas for exploration: blockchain traceability system development, digital payment integration (subject to applicable regulatory approvals), and cold chain integration. The memorandum of understanding further contemplates a potential pilot program targeted for Q4 2025 involving vegetable exports from Rich Harvest’s Guizhou farming base in mainland China to Hong Kong, and potential onboarding of Hong Kong supermarkets and wet markets for digital payment settlement systems in Q1 2026. The MOU is non-binding, has an initial term of 24 months. Any definitive collaboration would be subject to the execution of binding agreements and applicable regulatory approvals.

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

Key Components of Results of Operations

Revenue

We derive our revenue primarily from provision of construction management and engineering design services. For the years ended March 31, 2023, 2024 and 2025, we generated total revenue of HK$84.5 million, HK$252.0 million and K$378.2 million (US$48.6 million), respectively. The following table sets forth the breakdown of our revenue for the periods indicated:

	Years ended March 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Service lines:
Construction management and engineering design services:
Construction management and engineering design services	77,483,493	230,970,927	357,667,837	45,973,321
Maintenance services	1,542,361	7,028,760	4,888,206	628,312
WaaS	—	—	391,925	50,377
Sub-total	79,025,854	237,999,687	362,947,968	46,652,010
Asset management and professional consultancy services:
Asset management services	2,893,668	5,990,000	6,990,000	898,469
Professional consultancy services	2,565,817	7,990,188	8,231,783	1,058,083
Sub-total	5,459,485	13,980,188	15,221,783	1,956,552
Total	84,485,339	251,979,875	378,169,751	48,608,562

During the years ended March 31, 2023, 2024 and 2025, we derived revenue primarily from our construction management and engineering design services, and we also generated revenue from our asset management and professional consultancy services provided by the Reitar Group for the year ended March 31, 2023, 2024 and 2025 since we acquired 100% equity interest in Reitar Capital Partners Limited, which owns 100% equity interest of Reitar Group, in November 2022.

Our construction management and engineering design services mainly comprise three service lines, (i) construction management and engineering design services, (ii) maintenance services and (iii) warehouse as a service (“WaaS”). Our construction management and engineering design service mainly includes the management of construction projects for logistics infrastructure. We made use of our advanced logistics and cold chain and food processing technology platform to set up properties for use as a cold store warehouse or food factory to ensure that they meet the relevant requirements of government authorities for the relevant licenses. For the years ended March 31, 2023, 2024 and 2025, our revenue was principally derived from the provision of construction management and engineering design service, which contributed to HK$77.5 million, HK$231.0 million and HK$357.7(US$46.0 million), representing 91.7%, 91.7% and 94.6 % of our total revenue, respectively.

Our maintenance services mainly include repair, software enhancement, cleaning or inspection services during the maintenance periods.

Our WaaS includes providing flexible, pay-per-use warehousing solution through the self-owned warehouse machinery for logistics operations.

Our asset management and professional consultancy services mainly comprise two service lines, (i) asset management services, and (ii) professional consultancy services. We provide comprehensive logistics real estate asset management support and technical consultancy services for customers that own investment or plan to invest in logistics real estate. For the year ended March 31, 2024, we generated revenue of HK$6.0 million and HK$8.0 million from our asset management service and professional consultancy service, respectively. For the year ended March 31, 2025, we generated revenue of HK$7.0 million (US$0.9 million) and HK$8.2 million (US$1.1 million) from our asset management services and professional consultancy services, respectively.

Cost of revenue

Our cost of revenue was HK$60.1 million, H$187.9 million and HK$318.1 (US$40.9 million), respectively, for the years ended March 31, 2023, 2024 and 2025. The trend of cost of revenue of each of the service lines was in line with the trend of the revenue of respective service line during the period.

The following table presents our cost of revenue by service lines for the periods indicated:

	Years ended March 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Service lines:
Construction management and engineering design services:
Construction management and engineering design services	56,694,345	176,780,306	305,155,090	39,223,523
Maintenance services	943,812	2,466,118	2,742,499	352,512
WaaS	—	—	217,503	27,957
Sub-total	57,638,157	179,246,424	308,115,092	39,603,992
Asset management and professional consultancy services:
Asset management services	1,137,204	3,939,293	4,541,712	583,775
Consultancy services	1,302,960	4,734,892	5,453,986	701,035
Sub-total	2,440,164	8,674,185	9,995,698	1,284,810
Total cost of revenue	60,078,321	187,920,609	318,110,790	40,888,802

The following table presents our cost of revenue by nature for the periods indicated:

	Years ended March 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Subcontracting fee	49,059,395	156,563,553	290,119,660	37,290,924
Staff cost	7,529,384	13,615,451	23,522,297	3,023,470
Others	3,489,542	17,741,605	4,468,833	574,408
Total cost of revenue	60,078,321	187,920,609	318,110,790	40,888,802

Our cost of revenue primarily consisted of subcontracting fee staff cost, and other costs such as material costs and insurance expenses. Subcontracting fee represents fees we paid to subcontractors to whom we outsourced part of the services we provide. Subcontracting fee accounted for 81.7%, 83.3% and 91.2% of total cost of revenue for the years ended March 31, 2023, 2024 and 2025, respectively.

Gross profit and gross profit margin

For the years ended March 31, 2023, 2024 and 2025, our gross profit was HK$24.4 million, HK$64.1 million and HK$60.1 (US$7.7 million), respectively. Our overall gross profit margin was 28.9%, 25.4% and 15.9%, respectively, for the same periods. Our overall gross profit and gross profit margin for each period are the combined effects of the respective gross profit and gross profit margin of our individual projects recognized during the respective period, which are dependent on various factors, including but not limited to (i) the nature of the projects; (ii) our pricing strategy at the time we tendered for the individual projects; and (iii) the progress of individual projects.

The following table presents our gross profit and gross profit margin by service lines for the periods indicated:

	Years ended March 31,
	2023		2024		2025
	Gross profit	Margin	Gross profit	Margin	Gross profit		Margin
	HK$		HK$		HK$	US$
Service lines:
Construction management and engineering design services	20,789,148	26.8%	54,190,621	23.5%	52,512,747	6,749,798	14.7%
Maintenance services	598,549	38.8%	4,562,642	64.9%	2,145,707	275,800	43.9%
WaaS	—	—	—	—	174,422	22,420	44.5%
Asset management services	1,756,464	60.7%	2,050,707	34.2%	2,448,288	314,694	35.0%
Professional consultancy services	1,262,857	49.2%	3,255,296	40.7%	2,777,797	357,048	33.7%
Total	24,407,018	28.9%	64,059,266	25.4%	60,058,961	7,719,760	15.9%

Operating expenses

For the years ended March 31, 2023, 2024 and 2025, our operating expenses were HK$15.0 million, HK$35.9 million and HK$50.3 million (US$6.5 million), respectively. Our operating expenses included management fee, salary and allowance, depreciation, consultancy fee and others. The following table sets forth components of our operating expenses for the periods indicated:

	Years ended March 31,
	2023		2024		2025
	HK$	%	HK$	%	HK$	US$	%
Management fee	3,952,004	26.3%	892,998	2.5%	892,998	114,783	1.8%
Salary and allowance	4,733,405	31.6%	15,509,419	43.2%	17,572,985	2,258,767	34.9%
Depreciation of property and equipment	696,482	4.6%	2,391,477	6.7%	2,435,879	313,099	4.8%
Amortization of operating lease right-of-use assets	567,166	3.8%	2,455,945	6.8%	2,859,872	367,598	5.7%
Consultancy fee	115,540	0.8%	45,000	0.1%	457,096	58,753	0.9%
Provision for expected credit losses	1,809,747	12.1%	7,022,680	19.6%	16,802,195	2,159,693	33.4%
Auditor’s remuneration	1,280,000	8.5%	2,734,800	7.6%	1,447,030	185,996	2.9%
Others(1)	1,844,230	12.3%	4,821,835	13.5%	7,821,342	1,005,327	15.6%
Total	14,998,574	100%	35,874,154	100%	50,289,397	6,464,016	100%

Note:

(1)	Others primarily consisted of legal and professional fee and other miscellaneous expenses for administrative purposes.

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

Depreciation of property and equipment. Depreciation of property and equipment primarily consisted of the depreciation of the leasehold improvement in relation to our newly refurbished office at Kwun Tong, Hong Kong and the machinery held by the Company.

Amortization of operating lease right-of-use assets. Amortization of operating lease right-of-use assets mainly consisted of the amortization of operating lease right-of-use assets in relation to the lease of our office at Kwun Tong, Hong Kong.

Consultancy fee. Consultancy fee primarily consisted of consultancy fee for technical advice on automatic or other computerized equipment and cold chain storage projects.

Interest expense

Our interest expense primarily consisted of deemed interest on short-term bank loans.

Other income

The following table presents our breakdown of other income for the periods indicated:

	Years ended March 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Government subsidies	257,074	—	638,400	82,058
Exchange difference	9,720	—	—	—
Bad debt recovered	—	—	96,969	12,464
Loan interest income	—	40,000	188,963	24,289
Others	259	1,800	42,886	5,512
Total	267,053	41,800	967,218	124,323

For the years ended March 31, 2023, 2024 and 2025, our other income was approximately HK$267,000, HK$42,000 and HK$967,000 (US$124,000), respectively.

Government subsidies. Government subsidies primarily consisted of the anti-epidemic funds received from the Hong Kong government under the Employment Support Scheme for the year ended March 31, 2023 and the funds received from the Hong Kong government under the Construction Innovation and Technology Fund for the year ended March 31, 2025.

Exchange difference. Exchange difference primarily consisted of exchange gain arisen from the foreign exchange differences resulting from the fluctuation of RMB against the Hong Kong dollar.

Loan interest income. Loan interest income primarily consisted of the interest income of 2.5% per month and 3.8% per annum charged on the short-term loans to third parties.

Other expense

Our other expense for the years ended March 31, 2023, 2024 and 2025 primarily consisted of exchange loss arisen from the foreign exchange difference resulting from the fluctuation of RMB against the Hong Kong dollar.

Impairment loss on goodwill for the year ended March 31, 2024 primarily consisted of the impairment loss recognized on goodwill arising from acquisition of Alvin Design and Construction Company Limited (“Alvin Design”), currently our wholly owned subsidiary, in September 2023. Based on our qualitative analysis, which considered the reporting unit results, projections and additional business and industry specific considerations, we believe that the operation of Alvin Design is in an early stage and it is uncertain whether it will generate economic benefit in the foreseeable future. As such, we recognize goodwill impairment of HK$1,500,000 (approximately US$192,000) during the year ended March 31, 2024. We did not record any Impairment loss on goodwill for the years ended March 31, 2023 and 2025.

Taxation

Hong Kong

For the years ended March 31, 2023, 2024 and 2025, we generated all of our taxable income in Hong Kong.

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

For the years ended March 31, 2023, 2024 and 2025, we are not aware of any material claims against us in relation to construction management and engineering design services provided.

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

(c) Warehouse as a service (WaaS) - Lessor

We generate revenue from our WaaS offerings. This includes revenue derived from granting customers the exclusive right to license our proprietary machines for specific operations, such as storage, picking, sorting, and labeling. The terms of these license agreements are typically three or four years. For these arrangements, the performance obligation is the grant of the license, and we recognize the WaaS revenue at a point in time, based on the units of completion handled by the machines over a regular period within the terms of the license agreements.

As part of our offerings, we also lease warehouses to non-related parties under operating leases. Leases are classified as operating leases where we retain substantially all risks and rewards incidental to ownership. We recognize rental income from these operating leases in profit or loss on a straight-line basis over the lease term, net of any incentives given to the lessees. Initial direct costs that we incur in negotiating and arranging operating leases are added to the carrying amount of the leased assets and are recognized as an expense in profit or loss over the lease term on the same basis as the lease income. We recognize contingent rents as income in profit or loss in the period when they are earned. We have no obligations for returns, refunds, or similar obligations related to its WaaS agreements with customers. For the year ended March 31, 2025, the Company is not aware of any material claims against it in relation to WaaS.

(d) Asset management services

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

(e) Professional consultancy services

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

For the years ended March 31, 2023, 2024 and 2025, we are not aware of any material claims against us in relation to asset management services and professional consultancy services provided.

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

	Years ended March 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Revenue	84,485,339	251,979,875	378,169,751	48,608,562
Cost of revenue	(60,078,321)	(187,920,609)	(318,110,790)	(40,888,802)
Gross profit	24,407,018	64,059,266	60,058,961	7,719,760

Operating expenses:
Management fee	(3,952,004)	(892,998)	(892,998)	(114,783)
Salary and allowance	(4,733,405)	(15,509,419)	(17,572,985)	(2,258,767)
Depreciation of property and equipment	(696,482)	(2,391,477)	(2,435,879)	(313,099)
Amortization of operating lease right-of-use assets	(567,166)	(2,455,945)	(2,859,872)	(367,598)
Consultancy fee	(115,540)	(45,000)	(457,096)	(58,753)
Provision for expected credit losses	(1,809,747)	(7,022,680)	(16,802,195)	(2,159,693)
Auditor’s remuneration	(1,280,000)	(2,734,800)	(1,447,030)	(185,996)
Others	(1,844,230)	(4,821,835)	(7,821,342)	(1,005,327)
Total operating expenses	(14,998,574)	(35,874,154)	(50,289,397)	(6,464,016)

Income from continuing operation	9,408,444	28,185,112	9,769,564	1,255,744

Other income (expenses):
Bank interest income	9	195,319	849,735	109,222
Interest expense	(220,201)	(1,486,629)	(2,692,394)	(346,071)
Other income	267,053	41,800	967,218	124,323
Other expense	—	(1,600)	(22,084)	(2,839)
Impairment loss on goodwill	—	(1,500,000)	—	—
Total other income (expenses), net	46,861	(2,751,110)	(897,525)	(115,365)

Income from continuing operation before income tax expenses	9,455,305	25,434,002	8,872,039	1,140,379
Income tax expenses	(1,994,996)	(5,806,012)	(6,431,499)	(826,681)
Net income from continuing operation	7,460,309	19,627,990	2,440,540	313,698
Gain on discontinued operation	56,150,372	—	—	—

Net income	63,610,681	19,627,990	2,440,540	313,698
Add: net loss attributable to non-controlling interests from continuing operation	(101,880)	(131,456)	(5,428,991)	(697,823)
Net income attributable to the company’s ordinary shareholders and total comprehensive income	63,712,561	19,759,446	7,869,531	1,011,521

Year ended March 31, 2025 compared to year ended March 31, 2024

Revenue. Our revenue increased by 50.1% from HK$252.0 million for the year ended March 31, 2024 to HK$378.2 million (US$48.6 million) for the year ended March 31, 2025. This increase was primarily due to revenue growth from both our construction management and engineering design services segment and our asset management and professional consultancy services segment.

For our construction management and engineering design services, we served 19 clients across 48 projects for the year ended March 31, 2024, compared to 20 clients across 45 projects for the year ended March 31, 2025. Our total contract amount for these services changed from HK$905.9 million in the year ended March 31, 2024 to a new amount in the year ended March 31, 2025. The area of cold storage converted by us also changed from 226,050 square feet in the year ended March 31, 2024. As a result, revenue generated from our construction management and engineering design services segment increased by 52.5% from HK$238.0 million for the year ended March 31, 2024 to HK$362.9 million (US$46.7 million) for the year ended March 31, 2025.

In terms of our asset management services, we served three clients (in three projects) and three clients (in three projects) for the year ended March 31, 2024 and 2025, respectively. The total gross floor area and the total managing amount we recorded for our asset management services for the year ended March 31, 2025 also changed accordingly. Consequently, our revenue from the asset management and professional consultancy services segment increased by 8.6% from HK$14.0 million for the year ended March 31, 2024 to HK$15.2 million (US$2.0 million) for the year ended March 31, 2025, primarily due to an increase in revenue generated from professional consultancy services.

Cost of revenue. Our cost of revenue increased by 69.3% from HK$187.9 million for the year ended March 31, 2024 to HK$318.1 million (US$40.9 million) for the year ended March 31, 2025. This was primarily due to higher subcontracting costs incurred for a construction project in relation to an automated cold chain warehouse in Kwai Chung, Hong Kong and general increase in material cost and service mix.

Gross profit and gross profit margin. As a result of the foregoing, we recorded a decrease of 6.2% in our gross profit, from HK$64.1 million for the year ended March 31, 2024 to HK$60.1 million (US$7.7 million) for the year ended March 31, 2025. This was primarily due to the increase in cost of revenue mentioned above.

Our overall gross profit margin decreased from 25.4% for the year ended March 31, 2024 to 15.9% for the year ended March 31, 2025, primarily due to the reason as mentioned in cost of revenue above.

Operating expenses. Our total operating expenses increased by 40.1% from HK$35.9 million for the year ended March 31, 2024 to HK$50.3 million (US$6.5 million) for the year ended March 31, 2025. This was primarily due to an increase in salary and allowance of HK$2.1 million, a rise in the provision for expected credit losses of HK$9.8 million, and an increase in other expenses of HK$3.0 million. Our operating expenses as a percentage of our revenue was 13.3% for the year ended March 31, 2025, as compared with 14.2% for the year ended March 31, 2024.

●	Management fee. Our management fee remained consistent at HK$0.9 million (approximately US$115,000) for the years ended March 31, 2024 and 2025. This fee consists of the property management fee payable to a third party.

●	Salary and allowance. Our salary and allowance increased from HK$15.5 million for the year ended March 31, 2024 to HK$17.6 million (US$2.3 million) for the year ended March 31, 2025, primarily due to the hiring of additional staff to support the administrative requirements of our growing business.

●	Depreciation of property and equipment. Our depreciation remained stable at approximately HK$2.4 million (approximately US$313,000) for the years ended March 31, 2024 and 2025.

●	Amortization of operating lease right-of-use assets. Our amortization of operating lease right-of-use assets increased from approximately HK$2.5 million for the year ended March 31, 2024 to HK$2.9 million (approximately US$368,000) for the year ended March 31, 2025, which is in line with the scheduled amortization rate of our assets.

●	Consultancy fee. Our consultancy fee increased from approximately HK$45,000 for the year ended March 31, 2024 to approximately HK$457,000 (approximately US$59,000) for the year ended March 31, 2025. This was mainly due to seeking further technical advice from third parties on cold chain storage projects, in addition to the existing technical advice related to automatic and other computerized equipment.

●	Provision for expected credit losses. Our provision for expected credit losses increased from approximately HK$7.0 million for the year ended March 31, 2024 to HK$16.8 million (approximately US$2.2 million) for the year ended March 31, 2025, mainly as a result of an increase in trade receivables, contract assets, and other receivables corresponding with our business growth and the expected credit loss on outstanding receivable from Hi-Speed Group in relation of the disposal of the cold storage equipment in prior year.

●	Auditor’s remuneration. Our auditor’s remuneration decreased from approximately HK$2.7 million for the year ended March 31, 2024 to HK$1.4 million (approximately US$186,000) for the year ended March 31, 2025, mainly due to the cessation of audit fees related to the initial public offering.

●	Others. Our other expenses increased from approximately HK$4.8 million for the year ended March 31, 2024 to HK$7.8 million (US$1.0 million) for the year ended March 31, 2025, primarily due to an increase in expenses for professional fees related to financial consultancy and officers’ liability insurance, overseas travel, and bank charges.

Bank interest income. We recorded bank interest income of approximately HK$850,000 (US$109,000) for the year ended March 31, 2025, primarily due to an increase in term deposits with banks.

Interest expense. Our interest expense increased from approximately HK$1.5 million for the year ended March 31, 2024 to approximately HK$2.7 million (approximately US$346,000) for the year ended March 31, 2025, primarily due to an increase in short-term bank loans during the period.

Other income. We recorded other income of approximately HK$42,000 and HK$967,000 for the years ended March 31, 2024 and 2025, respectively. Our other income for the year ended March 31, 2024 primarily consisted of interest income charged on a short-term loan to a third party, while our other income for the year ended March 31, 2025 primarily consisted of government subsidies and interest income charged on short-term loans to third parties.

Income tax expenses. Our income tax expenses increased from approximately HK$5.8 million for the year ended March 31, 2024 to approximately HK$6.4 million (US$0.8 million) for the year ended March 31, 2025. This was primarily attributable to an increase in taxable profits generated by two of our subsidiaries, Kamui Cold Chain Engineering & Service Limited and Kamui Logistics Automation System Limited.

Net income from continuing operations. As a result of the foregoing, we recorded net income from continuing operations of HK$19.6 million and HK$2.4 million (approximately US$0.3 million) for the years ended March 31, 2024 and 2025, respectively.

Gain on discontinued operation. We recorded nil on discontinued operations for the years ended March 31, 2024 and 2025. The gain on discontinued operations for the year ended March 31, 2023 was the gain recognized from our termination of relevant agreements in respect of three warehouses and the transfer of cold storage equipment to a logistic service provider, which is an independent third party.

Net income. As a result of the foregoing, our net income, which consists of net income from continuing operations and gain on discontinued operations, decreased by 87.8% from HK$19.6 million for the year ended March 31, 2024 to HK$2.4 million for the year ended March 31, 2025. Our net income margin decreased from 7.8% for the year ended March 31, 2024 to 0.6% for the year ended March 31, 2025.

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

We believe that our existing cash and cash equivalents, anticipated cash raised from financings, and anticipated cash flow from operations, together with the net proceeds raised from the initial public offering, will be sufficient to meet our anticipated cash needs for the next 12 months. We intend to use portion of the net proceeds raised from the initial public offering to fund our operations over the next 12 months. However, the exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	Years ended March 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Net cash provided by (used in) operating activities	49,774,339	(18,736,428)	(62,354,617)	(8,014,834)
Net cash provided by (used in) investing activities	9,601,547	(12,826,481)	(8,749,679)	(1,124,652)
Net cash (used in) provided by financing activities	(21,410,587)	9,399,792	91,876,929	11,809,525
Net increase (decrease) in cash and cash equivalents	37,965,299	(22,163,117)	20,772,633	2,670,039

Operating activities

Our operating cash inflow is primarily from our operating activities principally from the receipt of payments for our provision of services, whereas our outflow from operating activities is principally for subcontracting fees payable to suppliers, payment of salaries and employee benefits and general and administrative expenses.

Net cash used in operating activities for the year ended March 31, 2025 was HK$62.4 million (US$8.0 million), primarily reflecting net income of HK$2.4 million (US$0.3 million), as adjusted by (i) net non-cash adjustments of HK$22.3 million (US$2.9 million); (ii) an increase of HK$32.1 million (US$4.1 million) in contract assets mainly related to a construction project in relation to an automated fire systems in Lantou Island, Hong Kong; (iii) an increase of HK$11.5 million (US$1.5 million) in contracts receivable which is in line with the increase in our revenue during the year; (iv) an increase of HK$35.1 million (US$4.5 million) in prepaid expenses and other receivables mainly related to the earnest money and loan receivables; (v) a decrease of HK$4.5 million (US$0.6 million) in accrued expenses mainly related to the settlement of Accrued deferred offering costs in current year; (vi) an increase of HK$1.6 million (US$0.2 million) in accounts payable which is in line with the increase in our cost of revenue during the year; (vii) an decrease of HK$5.4 million (US$0.7 million) in contract liabilities mainly related to a construction project in relation to an automated temperature-controlled warehouse in Yuen Long, Hong Kong and (viii) an increase of HK$3.3 million (US$0.4 million) in tax payable.

Net cash used in operating activities for the year ended March 31, 2024 was HK$18.7 million, primarily reflecting net income of HK$19.6 million, as adjusted by (i) net non-cash adjustments of HK$13.4 million; (ii) an increase of HK$44.6 million in contract assets mainly related to a construction project in relation to an automated cold chain warehouse in Kwai Chung, Hong Kong; (iii) an increase of HK$12.9 million in contracts receivable which is in line with the increase in our revenue during the year; (iv) a decrease of HK$6.5 million in accrued expenses mainly related to the acquisition of leasehold improvement in prior year ; (v) an increase of HK$6.0 million in accounts payable which is in line with the increase in our cost of revenue during the year; (vi) an increase of HK$5.5 million in contract liabilities mainly related to a construction project in relation to an automated temperature-controlled warehouse in Yuen Long, Hong Kong and (vii) an increase of HK$3.1 million in tax payable which is primarily due to the increase in taxable profits brought by one of our subsidiary, Kamui Construction & Engineering Group Limited.

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

 Investing activities

Net cash used in investing activities was HK$8.7 million (US$1.1 million) for the year ended March 31, 2025, which was primarily attributable to the purchase of property, plant and equipment of HK$3.9 million (US$0.5 million) and loan to third parties of HK$2.6 million (US$0.3 million).

Net cash used in investing activities was HK$12.8 million for the year ended March 31, 2024, which was primarily attributable to the HK$10.5 million (US$1.3 million) investment of an equity investment of 3% shareholding in Blaze Master International Limited (a company incorporated under the laws of the BVI as a limited liability company) and the HK$1.0 million (US$0.1 million) cost in acquisition of a subsidiary.

Net cash provided by investing activities was HK$9.7 million for the year ended March 31, 2023, which was primarily attributable to cash provided by our discontinued operation of HK$7.0 million and the acquisition of subsidiaries of HK$3.1 million.

Financing activities

Net cash provided by financing activities was HK$91.9 million (US$11.8 million) for the year ended March 31, 2025, which was mainly attributable to the proceeds from bank borrowing of HK$229.0 million (US$29.4 million) and net proceeds from IPO of HK$67.4 million (US$8.7 million), which was reduced by repayment for bank borrowings of HK$191.5 million (US$24.6 million), and advance to related parties of HK$12.6 million (US$1.6 million).

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

Capital Expenditures

We made capital expenditures of approximately HK$474,000, HK$518,000 and HK$3.9 million (approximately US$503,000) for the years ended March 31, 2023, 2024 and 2025, respectively. In these periods, our capital expenditures were mainly used for the purchase of property and equipment.

We plan to fund our future capital expenditures with our existing cash balance and proceeds raised from the initial public offering. We will continue to make capital expenditures to meet the expected growth of our business.

Internal Control over Financial Reporting

Prior to the initial public offering, we had been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures, and we had never been required to evaluate our internal controls within a specified period. As a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of and for the years ended March 31, 2023, 2024 and 2025, we identified certain areas of inadequacy in our internal control over financial reporting for the above-mentioned periods.

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

However, we cannot assure you that we will complete the implementation of these measures in a timely manner. See “Risk Factors — Risks Relating to Our Business and Industry — We have identified certain areas of inadequacy in our internal control over financial reporting as of March 31, 2025. If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.” on page 17.

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

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where our operating subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (US$63,695) if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2025, cash balance of HK$20,396,353 (US$2,621,673) was maintained at financial institutions in Hong Kong and approximately HK$500,000 was insured by the Hong Kong Deposit Protection Board.

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

Customer concentration risk

For the year ended March 31, 2023, four customers accounted for 24.0%, 20.9%, 19.4% and 16.9% of our total revenue. For the year ended March 31, 2024, two customers accounted for 69.3% and 10.4% of total revenue. For the year ended March 31, 2025, two customers accounted for 61.5% and 23.5% of our total revenue. No other customer accounts for more than 10% of revenue for the years ended March 31, 2023, 2024 and 2025.

As of March 31, 2024, three customers accounted for 36.2%, 16.9% and 16.7% of the total balance of contracts receivable. As of March 31, 2025, two customers accounted for 64.5% and 12.3% of the total balance of contracts receivable. No other customer accounts for more than 10% of contracts receivable as of March 31, 2024 and 2025.

Contract asset concentration risk

As of March 31, 2024, one customer accounted for 82.8% of the total balance of contract assets. As of March 31, 2025, two customers accounted for 51.6% and 44.9% of the total balance of contract assets. No other customer accounts for more than 10% of contract assets as of March 31, 2024 and 2025.

As of March 31, 2024, one customer accounted for 100% of retention receivable. As of March 31, 2025, one customer accounted for 100% of retention receivable. No other customer accounts for more than 10% of retention receivable as of March 31, 2024 and 2025.

Subcontractor concentration risk

For the year ended March 31, 2023, two subcontractors accounted for 13.8% and 10.6% of total purchases. For the year ended March 31, 2024, one subcontractor accounted for 19.6% of total purchases. For the year ended March 31, 2025, one subcontractor accounted for 19.2% of total purchases. No other subcontractor accounts for more than 10% of purchases for the years ended March 31, 2023, 2024 and 2025.

As of March 31, 2024, two subcontractors accounted for 27.5% and 10.2% of the total balance of accounts payable. As of March 31, 2025, two subcontractors accounted for 19.8% and 13.7% of the total balance of accounts payable. No other subcontractor accounts for more than 10% of accounts payable as of March 31, 2024 and 2025.

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

New accounting standards not yet adopted

In November 2024, the FASB issued Accounting Standards Update (“ASU”) No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), Disaggregation of Income Statement Expenses. The purpose of the update was to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The amendments in this ASU are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The amendments should be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospective application to all periods presented in the consolidated financial statements. Management is evaluating the impact on the Company’s consolidated financial statements.

In January 2025, the FASB issued Accounting Standards Update (“ASU”) No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), Clarifying the Effective Date. The purpose of the update was to amends the effective date of ASU No. 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The Company’s management does not believe the adoption of ASU 2025-01 will have a material impact on its consolidated financial statements and disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated balance sheets, statements of income and comprehensive income and cash flows.

C. Research and Development

Please refer to “Item 4. Information of the Company — B. Business Overview — Research and Development” for details.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2025 that are reasonably likely to have a material and adverse effect on our income, expenses, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions. Please refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results — Overview — Major Factors Affecting Our Results of Operations” for details.

E. Critical Accounting Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with the U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

When reviewing our financial statements, you should consider our selection of critical accounting policies, the judgments and other uncertainties affecting the application of such policies, and the sensitivity of reported results to changes in conditions and assumptions. We believe that the following accounting policy involves a higher degree of judgment and complexity in their application and require us to make critical accounting estimates:

●	our critical accounting policies discussed below;

●	the related judgments made by us and other uncertainties affecting the application of these policies;

●	the sensitivity of our reported results to changes in prevailing facts and circumstances and our related estimates and assumptions; and

●	the risks and uncertainties described under “Item 3. Key Information — D. Risk Factors.”

See Note 2 to our audited consolidated financial statements for additional information regarding our significant accounting policies.

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

For the years ended March 31, 2023, 2024 and 2025, the Company is not aware of any material claims against the Company in relation to construction management and engineering design service provided.

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

(c) Warehouse as a service (WaaS)- Lessor

The Company obtained WaaS revenue by granting the customers exclusive right of license to use the machines owned by the Company based on the specific operations, such as storage, picking, sorting and labeling. The terms of the license agreements are usually three or four years. The Company recognizes WaaS based on the units of completion handled by the machines over a regular period within the terms of the license agreements. The performance obligation is the grant of the license. Revenue generated from WaaS is recognized at a point in time.

The Company leases warehouses under operating leases to non-related parties. Leases where the Company retains substantially all risks and rewards incidental to ownership are classified as operating leases. Rental income from operating leases (net of any incentives given to the lessees) is recognised in profit or loss on a straight-line basis over the lease term. Initial direct costs incurred by the Company in negotiating and arranging operating leases are added to the carrying amount of the leased assets and recognised as an expense in profit or loss over the lease term on the same basis as the lease income. Contingent rents are recognised as income in profit or loss when earned

The Company has no obligations for returns, refund or similar obligations of its WaaS with customers.

For the years ended March 31, 2025, the Company is not aware of any material claims against the Company in relation to WaaS.

(d) Asset management and professional consultancy services

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

For the years ended March 31, 2023, 2024 and 2025, the Company is not aware of any material claims against the Company in relation to asset management services and professional consultancy services provided.

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

Contract assets, net

Contract assets, net are recorded when the progress to completion revenue earned on contracts exceeds amounts actually billed under the contract. The amounts are stated at their net realizable value. The amounts are reclassified to contracts receivable at the point at which they are invoiced to our customers. The Company maintains an allowance for expected credit losses to provide for the estimated amount of contract assets that will not be collected. The Company considers several factors in its estimate of the allowance, including knowledge of a customer’s financial condition, its historical collection experience, and other factors relevant for assessing the collectability of such contract assets. The contract assets are written off after all collection efforts have ceased.

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

Goodwill

Goodwill represents the excess of the consideration paid for an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. In accordance with ASC 350, the Company may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. The Company may also bypass the qualitative assessment and proceed directly to perform the quantitative impairment test. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

New accounting standards not yet adopted

In November 2024, the FASB issued Accounting Standards Update (“ASU”) No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), Disaggregation of Income Statement Expenses. The purpose of the update was to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The amendments in this ASU are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The amendments should be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospective application to all periods presented in the consolidated financial statements. Management is evaluating the impact on the Company’s consolidated financial statements.

In January 2025, the FASB issued Accounting Standards Update (“ASU”) No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), Clarifying the Effective Date. The purpose of the update was to amends the effective date of ASU No. 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The Company’s management does not believe the adoption of ASU 2025-01 will have a material impact on its consolidated financial statements and disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated balance sheets, statements of income and comprehensive income and cash flows.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Kin Chung CHAN	40	Director, Chairman and Chief Executive Officer
Hau Lim CHUNG	53	Director, President
Chun Yip YIU	49	Director
Ho Tung Armen HO	50	Independent Director
Lo Chanii KAM	44	Independent Director
Chi Wai SIU	43	Independent Director
Chun Pong Raymond SIU	45	Independent Director
Ka Chai NG	42	Chief Financial Officer

Kin Chung CHAN, director, chairman and chief executive officer

Mr. Kin Chung CHAN serves as a director, chief executive officer and chairman of board of directors of our Company. Mr. Chan is also the founder and managing director of Reitar Logtech Group, one of our subsidiaries. Mr. Chan has over 16 years of professional experience in corporate finance, asset management and real estate project investment. From September 2010 to November 2013, Mr. Chan worked as vice president of corporate finance (PRC business) in China Construction Bank (Asia) Corporation Limited, and thereafter as senior manager of products until October 2015. Mr. Chan then started his own business by founding Star Capital Group Limited in October 2015 and serves as its executive director and chief investment officer. In July 2019, Mr. Chan co-founded Comboxx Group with Mr. Hau Lim CHUNG and Mr. Chun Yip YIU, and was an executive director. From June 2022 to July 2023, Mr. Chan served as the chairman and non-executive director of Janco Holdings Limited (stock code: 08035.HK). In December 2023, Mr. Chan co-founded Nexx Global Limited and currently serves as the vice chairman and director, Mr. Chan obtained a master’s degree in corporate finance from The Hong Kong Polytechnic University in October 2012 and a bachelor’s degree of business administration in business economics from City University of Hong Kong in November 2007.

Hau Lim CHUNG, director and president

Mr. Hau Lim CHUNG serves as a director and the president of our Company. Mr. Chung is also a founder and managing director of Kamui Group. In addition, Mr. Chung serves as an executive director of Reitar Logtech Group, one of our subsidiaries. Mr. Chung has over 24 years of experience in warehouse and logistics solution development, especially rich experience in automation system. In January 2000, Mr. Chung founded JingXing Storage Equipment Engineering (H.K.) Company Limited (“JingXing”) and was resigned as the director of JingXing in July 2022. Since September 2017, Mr. Chung has been a director of Kerry Logistics Engineering Limited. In July 2019, Mr. Chung co-founded Comboxx Group with Mr. Kin Chung CHAN and Mr. Chun Yip YIU, and was an executive director. Mr. Chung obtained a master’s degree of business administration in financial economics from Columbia University in the city of New York in June 2015.

Chun Yip YIU, director

Mr. Chun Yip YIU serves as a director of our Company. Mr. Yiu is also a founder and managing director of Kamui Group. In addition, Mr. Yiu serves as an executive director of Reitar Logtech Group, one of our subsidiaries. Mr. Yiu has over 21 years of experience in electrical and mechanical services and cold chain logistics solution development. In January 2000, Mr. Yiu founded Compass Engineering Limited and is currently its managing director. Since September 2017, Mr. Yiu has been a director of Kerry Logistics Engineering Limited. In July 2019, Mr. Yiu co-founded Comboxx Group with Mr. Kin Chung CHAN and Mr. Hau Lim CHUNG, and was executive director. Mr. Yiu graduated from Delta Group of Schools in Hong Kong in July 1988. Mr. Yiu is a member of Hong Kong Air Conditioning and Refrigeration Association.

Ho Tung Armen HO, independent director

Mr. Ho Tung Armen HO serves as an independent director and the chairman of the audit committee and a member of the nomination and corporate governance committee of our Company. Mr. Ho has over 23 years of experience in listing companies, corporate finance, private equity, advisory and audit. From 1998 to 2006, Mr. Ho worked for PricewaterhouseCoopers Hong Kong, KPMG UK, and Grant Thornton Corporate Finance UK, specializing in audit, advisory and corporate finance. From 2006 to 2014, Mr. Ho held various senior positions in Evolution Group Limited (now known as Investec Group), Wisdom Asset Management Limited, Hermes Capital Limited, and SRI (HK) Investments Limited, specializing in asset management, private equity, and corporate finance. From October 2013 to August 2014, Mr. Ho acted as the chief financial officer of Tuenbo Group Limited. From February 2015 to May 2024, Mr. Ho worked as the chief financial officer and company secretary of Tianyun International Holdings Limited (stock code: 6836.HK). Mr. Ho has also served as an independent non-executive director of Stream Ideas Group Limited (stock code: 8401.HK) since March 2018 and Diwang Industrial Holdings Limited (stock code: 1950.HK) from March 2020 to October 2023 and independent director of Cre8 Enterprise Limited (Nasdaq: CRE), a Nasdaq listed Company since July 2025. Mr. Ho obtained a master’s degree of business administration from the University of Chicago Booth School of Business in December 2016, a master’s degree of science in financial economics from University of London in December 2002, and a bachelor’s degree of arts in accountancy from City University of Hong Kong in November 1998. He has been a member of the Hong Kong Institute of Certified Public Accountants since January 2003.

Lo Chanii KAM, independent director

Ms. Lo Chanii KAM serves as an independent director and a member of the nomination and corporate governance committee and the compensation committee of our Company. Ms. Kam has over 16 years of experience in executive search, public relations, investor relations and strategic development. From January 2006 to July 2017, Ms. Kam worked for a number of well-established senior recruitment companies in Hong Kong where she has recruited all levels of senior management mainly for financial institutions such as investment banks, corporate banks, private banks, asset management firms, funds, and insurance companies. Ms. Kam joined China Harmony New Energy Auto Holding Limited (currently named as China Harmony Auto Holding Limited) (stock code: 03836.HK) as a director of public relations and chairman’s assistant from July 2017 to June 2020, and rejoined the company in October 2022 and currently serves as overseas development director. Ms. Kam served as a strategic development director of iClick Interactive Asia Limited (NASDAQ: ICLK) from June 2020 to March 2021. Ms. Kam obtained a bachelor’s degree of business administration from the University of Central Oklahoma in December 2003.

Chi Wai SIU, independent director

Mr. Chi Wai SIU serves as an independent director and the chairman of the compensation committee and a member of the audit committee of our Company. Mr. Siu has over 16 years of experience in investment banking, transaction advisory and valuation fields. From October 2005 to April 2008, Mr. Siu began his career as a financial analyst with Canada’s Ministry of Finance. Between September 2008 and December 2010, Mr. Siu worked as a Senior Analyst in GCA Professional Services Group, a financial advisory firm providing valuation, advisory, mining and mineral consultancy as well as corporate services. From December 2010 to December 2014, Mr. Siu worked as an associate director in the Investment Banking Division at Daiwa Capital Markets Hong Kong Limited. From January 2015 to December 2015, Mr. Siu joined UBS AG as a director where he originated and executed public and private fundraising transactions. In January 2016, Mr. Siu founded and worked as the chief executive officer of Impressed Technology Limited, which operates an on-demand, door-to-door pickup and delivery dry cleaning and laundry online platform in Hong Kong. Since January 2021, Mr. Siu has re-joined GCA Professional Service Group as the chief executive officer. Since August 2022, Mr. Siu has served as an independent director of Magic Empire Global Limited (NASDAQ: MEGL). Mr. Siu obtained a bachelor’s degree of business administration from the University of Toronto in June 2005 and is a Chartered Financial Analyst and a member of American Institute of Certified Public Accountants.

Chun Pong Raymond SIU, independent director

Mr. Chun Pong Raymond SIU serves as an independent director and the chairman of the nomination and corporate governance committee and a member of the audit committee and compensation committee of our Company. Mr. Siu has been a practicing solicitor of The High Court of Hong Kong since December 2005 and has over 17 years of experience in law with practical experience in corporate finance and regulatory compliance. Mr. Siu was a partner of F. Zimmern & Co., Solicitors & Notaries from July 2012 to August 2017. In September 2017, Mr. Siu established his own law firm, Raymond Siu & Lawyers and is now the senior partner of the firm. Mr. Siu has been the company secretary of EC Healthcare (stock code: 02138.HK) since September 2017, UTS Marketing Solutions Holdings Limited (stock code: 06113.HK) since February 2018, Allied Sustainability and Environmental Consultants Group Limited (stock code: 08320.HK) since June 2019, Aceso Life Science Group Limited (stock code: 00474.HK) since August 2022, Hao Tian International Construction Investment Group Limited (stock code: 01341.HK) since August 2022, and WellCell Holdings Co., Limited (stock code: 02477.HK) since May 2024. Since September 2021, Mr. Siu has also served as an independent non-executive director of China Wantian Holdings Limited (stock code: 01854.HK). Mr. Siu obtained a master’s degree of laws from University College London in November 2003 and a bachelor’s degree of laws from The University of Hong Kong in November 2001.

Ka Chai NG, chief financial officer

Mr. Ka Chai NG serves as chief financial officer of our Company. Mr. Ng has over ten years of experience in accounting and corporate governance. Mr. Ng is currently the chief financial officer of Reitar Logtech Holdings Limited (Nasdaq: RITR). Currently Mr. Ng is also serving as the company secretary of Zhongshen Jianye Holding Limited (stock code: 02503.HK) and JTF International Holdings Limited (stock code: 09689.HK). Mr. Ng obtained a bachelor’s degree of business administration in December 2004 and a master’s degree of philosophy in music in December 2007 from The Chinese University of Hong Kong. He has been a member of Hong Kong Institute of Certified Public Accountants since July 2015.

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

B. Compensation

Compensation of Directors and Executive Officers

For the year ended March 31, 2025, we paid cash compensation (including salaries and mandatory provident fund) of HK$7.3 million, to our directors and executive officers as a group.

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

The calculations in the table below are based on 45,633,750 Class A ordinary shares and 16,810,000 Class B ordinary shares issued and outstanding as of the date of this annual report.

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

	Ordinary shares beneficially owned
	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	% of total ordinary shares on an as-converted basis*	% of voting Power**
Directors and Executive Officers*:
Kin Chung CHAN(1)	14,800,000	7,400,000	35.55%	42.25%
Hau Lim CHUNG(3)	7,020,000	5,710,000	20.39%	31.12%
Chun Yip YIU(2)	6,520,000	3,260,000	15.66%	18.61%
Ho Tung Armen HO	-	-	-	-
Lo Chanii KAM	-	-	-	-
Chi Wai SIU	-	-	-	-
Chun Pong Raymond SIU	-	-	-	-
All directors and executive officers as a group	28,340,000	16,370,000	71.60%	91.98%
Principal Shareholders:
Star Capital Asset Management Limited(1)	14,800,000	7,400,000	35.55%	42.25%
Integrated Intelligence Investment Limited	7,020,000	5,710,000	16.86%	20.04%
Smart Wealthy Investment Limited(2)	6,520,000	3,260,000	15.66%	18.61%

Notes:

*	The business address of our directors and executive officers is c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong.

**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all our Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to fifteen votes per share on all matters submitted. Our Class B ordinary shares are convertible at any time at the option of the holder thereof into Class A ordinary shares on a one-for-one basis. Our Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents 14,800,000 Class A ordinary shares and 7,400,000 Class B ordinary shares held by Star Capital Asset Management Limited, or Star Capital, a BVI company wholly owned by Mr. Kin Chung CHAN. The registered office of Star Capital is located at Corporate Registrations Limited, Sea Meadow House, Blackburne Highway (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

(2)	Represents 6,520,000 Class A ordinary shares and 3,260,000 Class B ordinary shares held by Smart Wealthy Investment Limited, or Smart Wealthy, a BVI company wholly owned by Mr. Chun Yip YIU. The registered office of Smart Wealthy is located at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(3)	Includes (a) 7,020,000 Class A ordinary shares and 3,510,000 Class B ordinary shares held by Integrated Intelligence Investment Limited, or Integrated Intelligence, a BVI company wholly owned by Mr. Hau Lim CHUNG, with its registered office at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands; and (b) 2,200,000 Class B ordinary shares held by Mr. Hau Lim CHUNG.

To our knowledge and based on our review of our register of members as of the date of this annual report, as of the date of this annual report, 12,303,750 of our outstanding ordinary shares were held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Other Related Party Transactions

In addition to the employment agreements, indemnification agreements and the securities issuances, we describe below the related party transactions of our Company that occurred during the years ended March 31, 2023, 2024 and 2025.

Amount due from related parties by our Company

	Relationship to	Nature of	As of March 31,
Name of related parties	the Company	transactions	2023	2024	2025
			HK$	HK$	HK$	US$
Star Capital Investment Limited	An entity controlled by Mr. Kin Chung CHAN, a director of the Company	For general and daily business operation purpose of the related party	—	—	12,295,575	1,580,428
Ginger Limited	An entity controlled by Mr. Kin Chung CHAN, a director of the Company	For general and daily business operation purpose of the related party	—	—	20,865	2,682
NEXX Global Limited	An entity controlled by Mr. Kin Chung CHAN, a director of the Company	For general and daily business operation purpose of the related party	—	—	285,787	36,734
Total			—	—	12,602,227	1,619,844

The amounts due from the related parties listed above are unsecured, interest free with no specific repayment terms and of non-trade nature.

Amounts due to related parties by our Company

	Relationship to	Nature of	As of March 31,
Name of related parties	the Company	transactions	2023	2024	2025
			HK$	HK$	HK$	US$

Star Capital Investment Limited	An entity controlled by Mr. Kin Chung CHAN, a director of the Company	For general business expenses paid by the related party on behalf of the Company	22,790,867	5,150	—	—
Mr. Hau Lim CHUNG	A director of the Company	For general business expenses paid by the related party on behalf of the Company	1,700,000	—	—	—
Mr. Yuxi Liang	Non-controlling shareholder of Cogen Advisory Limited	For general business expenses paid by the related party on behalf of the Company	—	734,485	1,197,517	153,924
Mr. Ka Ho Chiu	Non-controlling shareholder of Cogen Advisory Limited	For general business expenses paid by the related party on behalf of the Company	—	908,766	969,750	124,649
Total			24,490,867	1,648,401	2,167,267	278,573

The amounts due to the related parties listed above are unsecured, interest free with no specific repayment terms and of non-trade nature.

Other significant related party transactions by our Company

In addition to the related party balances above, we have the following significant related party transactions incurred as below.

	Year ended March 31,
	2023	2024	2025
	HK$	HK$	HK$	US$
Revenue from JingXing Storage Equipment Engineering (H.K.) Company Limited(1)	1,809,486	—	—	—
Revenue from Smartmore LogTech International Group Limited	—	1,742,678	—	—
Revenue from NEXX Global Limited	—	—	490,375	63,031
Revenue from Star Capital Investment Limited	—	—	1,000,000	128,536
Subcontracting cost to Smartmore LogTech International Group Limited	—	—	16,563,785	2,129,049
Subcontracting cost to Compass Engineering Limited(1)	137,200	—	—	—
Consultancy fee to Compass Engineering Limited(1)	75,320	—	—	—
Subcontracting cost to JingXing Storage Equipment Engineering (H.K.) Company Limited	749,418	—	—	—
Management fee paid to Kamui Group Development Limited(1)	3,600,000	—	—	—
Acquisition of machinery from NEXX Global Limited	—	—	2,977,788	382,754
Acquisition of leasehold improvement	6,165,000	—	—	—
Constructive dividend	1,088,580	—	—	—

Note:

(1)	On January 16, 2023, Mr. Chung and Mr. Yiu disposed of their 100% equity interest in Kamui Group Development Limited. JingXing Storage Equipment Engineering (H.K.) Company Limited and Compass Engineering Limited, which were subsidiaries of Kamui Group Development Limited, were not regarded as related parties of the Company after January 16, 2023.

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

Not applicable

B. Plan of Distribution

Not applicable.

C. Markets

Not applicable

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

This discussion applies only to a U.S. Holder that acquires our ordinary shares in the initial public offering and hold the ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax considerations that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum (for non-corporate U.S. Holders) or Medicare contribution tax considerations, or differing tax considerations applicable to U.S. Holders subject to special rules, such as:

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

In addition, our PFIC status for any taxable year is a factual determination that can be made only after the end of such year, and will depend on the composition of our income and assets and the value of our assets for such year. Our PFIC status may be affected by how, and how quickly, we spend our liquid assets and the cash raised in the initial public offering. Moreover, because we hold, and may continue to hold, a significant amount of cash, our PFIC status for any taxable year may depend on the value of our goodwill which may be determined, in part, by reference to the market price of our ordinary shares, which may change from time to time. In estimating the value of our goodwill, we have taken into account our anticipated market capitalization following the listing of the ordinary shares on the Nasdaq. If our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for the current or one or more future taxable years. In light of the foregoing, there can be no assurance that we will not be a PFIC for the current or any future taxable year. Morgan, Lewis & Bockius LLP, our United States tax counsel, therefore expresses no opinion with respect to our PFIC status for any taxable year or our beliefs and expectations relating to such status set forth in this discussion.

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

U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for 2024 or any other taxable year and the potential application of the PFIC rules.

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

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where our operating subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (US$63,695) if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2025, cash balance of HK$20,396,353 (US$2,621,673) was maintained at financial institutions in Hong Kong and approximately HK$500,000 was insured by the Hong Kong Deposit Protection Board.

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

Customer concentration risk

For the year ended March 31, 2023, four customers accounted for 24.0%, 20.9%, 19.4% and 16.9% of our total revenue. For the year ended March 31, 2024, two customers accounted for 69.3% and 10.4% of our total revenue. For the year ended March 31, 2025, two customers accounted for 61.5% and 23.5% of our total revenue. No other customer accounts for more than 10% of revenue for the years ended March 31, 2023, 2024 and 2025.

As of March 31, 2024, three customers accounted for 36.2%, 16.9% and 16.7% of the total balance of contracts receivable. As of March 31, 2025, two customers accounted for 64.5% and 12.3% of the total balance of contracts receivable No other customer accounts for more than 10% of contracts receivable as of March 31, 2024 and 2025.

Contract asset concentration risk

As of March 31, 2024, one customer accounted for 82.8% of the total balance of contract assets. As of March 31, 2025, two customers accounted for 51.6 % and 44.9% of the total balance of contract assets. No other customer accounts for more than 10% of contract assets as of March 31, 2023, 2024 and 2025.

As of March 31, 2024, one customer accounted for 100% of retention receivable. As of March 31, 2025, one customer accounted for 100% of retention receivable. No other customer accounts for more than 10% of retention receivable as of March 31, 2024 and 2025.

Subcontractor concentration risk

For the year ended March 31, 2023, two subcontractors accounted for 13.8% and 10.6% of total purchases. For the year ended March 31, 2024, one subcontractor accounted for 19.6% of total purchases. For the year ended March 31, 2025, one subcontractor accounted for 19.2% of total purchases. No other subcontractor accounts for more than 10% of purchases for the years ended March 31, 2023, 2024 and 2025.

As of March 31, 2024, two subcontractors accounted for 27.5% and 10.2% of the total balance of accounts payable. As of March 31, 2025, two subcontractors accounted for 19.8% and 13.7% of the total balance of accounts payable. No other subcontractor accounts for more than 10% of accounts payable as of March 31, 2024 and 2025.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Internal Control over Financial Reporting

Prior to the initial public offering, we had been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures, and we had never been required to evaluate our internal controls within a specified period. As a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of and for the years ended March 31, 2023, 2024 and 2025, we identified certain areas of inadequacy in our internal control over financial reporting for the above-mentioned periods.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEE AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by WWC, P.C. and Enrome LLP, our independent public accountants for the periods indicated. We did not pay any other fees to our auditors during the years indicated below.

	For the fiscal year ended
	March 31, 2024	March 31, 2025
	HK$’000	HK$’000	US$’000

Audit fees(1)	1,170	1,167	150

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountants for the audit of our annual financial statements and assistance with and review of documents filed with the SEC and other statutory and regulatory filings.

Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by independent public accountants, including audit services, audit-related services, tax services and other services, as described above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective June 23, 2025, the Audit Committee of the Company’s Board of Directors dismissed WWC, P.C. (“WWC”) and appointed Enrome LLP, as the successor auditor. In connection therewith, the Company provides that during the two most recent fiscal years ended March 31, 2023 and 2024, the period during which WWC was engaged as the Company’s independent certified public accounting firm, there were (i) no disagreements with WWC on any matter of accounting principles or practices, financials statement disclosure or auditing scope or procedures, which disagreements, if not resolved to WWC’s satisfaction, would have caused WWC to make reference thereto in its reports on the consolidated financial statements for such years, and (ii) no reportable events as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

We requested that WWC furnishes a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from WWC addressed to the SEC, dated June 23, 2025, is incorporated by reference in a Form 6-K filed by the Company on the same date.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer with shares to be listed on Nasdaq, we are subject to the Nasdaq listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards, except for general fiduciary duties and duties of care. Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. We may follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have for as long as we qualify as a foreign private issuer including:

(a)	provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the Nasdaq;

(b)	have regularly scheduled executive sessions with only independent directors;

(c)	the requirement to hold an annual general meeting of shareholders; or

(d)	seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding ordinary shares or more than 1% of our outstanding voting power to a related party, (iii) the issuance of more than 20% of our outstanding ordinary shares, and (iv) an issuance that would result in a change of control.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit Number	Description
1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1/A (File No. 333-278295) filed with the SEC on June 12, 2024)

2.1	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1/A (File No. 333-278295) filed with the SEC on June 12, 2024)

4.1	Form of Indemnification Agreement between the Registrant and its directors (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-278295) filed with the SEC on June 12, 2024)

4.2	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-278295) filed with the SEC on June 12, 2024)

4.3	Framework Agreement between Mr. Yiu, Mr. Chung, Reitar Logtech Engineering Limited, and Kamui Group Development Limited dated October 25, 2022 (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-278295) filed with the SEC on June 12, 2024)

4.4	Share Transfer Agreement between the Registrant, Smart Wealthy Investment Limited and Integrated Intelligence Investment Limited dated November 8, 2022 (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-278295) filed with the SEC on June 12, 2024)

4.5	Share Transfer Agreement between the Registrant, Mr. Chan and Mr. Chung dated November 9, 2022 (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-278295) filed with the SEC on June 12, 2024)

8.1*	List of Subsidiaries

11.1	Code of Conduct (incorporated by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-278295) filed with the SEC on June 12, 2024)

12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Enrome LLP

15.2*	Consent of WWC, P.C.

16.1	Insider Trading Policy

97.1	Compensation Recoupment Policy

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Reitar Logtech Holdings Limited

/s/ Kin Chung Chan
	Name:	Kin Chung Chan
	Title:	Director, Chairman and Chief Executive Officer

Date: August 15, 2025

REITAR LOGTECH HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Reitar Logtech Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Reitar Logtech Holdings Limited and its subsidiaries (collectively the “Company”) as of March 31, 2025 and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended March 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025, and the results of its operations and its cash flows for year ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on our consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

Enrome LLP

Certified Public Accountants

PCAOB ID:6907

We have served as the Company’s auditor since 2025.

Singapore

August 15, 2025

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
San Mateo, California

July 31, 2024

REITAR LOGTECH HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2024 and 2025

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6,390,861	20,396,353	2,621,673
Restricted cash	18,059,262	24,826,403	3,191,095
Contracts receivable, net	27,414,118	32,124,233	4,129,132
Contract assets, net	59,554,163	91,098,639	11,709,487
Retention receivables, net	332,567	582,575	74,882
Prepaid expenses and other receivables, net	75,697,151	97,235,469	12,498,292
Amounts due from related companies	—	12,602,227	1,619,844
Total current assets	187,448,122	278,865,899	35,844,405
NON-CURRENT ASSETS
Long-term investment	10,508,785	11,685,326	1,501,990
Property and equipment, net	4,516,544	5,778,998	742,811
Right-of-use assets, net	5,224,696	2,364,824	303,966
Rental deposits, net	1,059,466	—	—
Goodwill	34,066,838	35,124,140	4,514,729
Total non-current assets	55,376,329	54,953,288	7,063,496
Total assets	242,824,451	333,819,187	42,907,901
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank borrowings	40,853,575	78,359,952	10,072,103
Other loan	—	778,000	100,001
Accounts payable	22,733,798	24,288,797	3,121,992
Accrued expenses and other payables	6,203,617	2,443,882	314,128
Tax payable	8,737,661	12,078,618	1,552,541
Contract liabilities	59,363,407	53,953,394	6,934,973
Operating lease liabilities	2,859,872	2,364,824	303,966
Amounts due to related parties	1,648,401	2,167,267	278,573
Total current liabilities	142,400,331	176,434,734	22,678,277
NON-CURRENT LIABILITY
Operating lease liabilities	2,364,824	—	—
Total non-current liability	2,364,824	—	—
Total liabilities	144,765,155	176,434,734	22,678,277

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares: US$0.00000005 par value, 1,000,000,000,000 shares authorized as of March 31, 2024 and 2025, 60,000,000 and 62,443,750 shares issued and outstanding as of March 31, 2024 and 2025 respectively

Class A ordinary shares, US$0.00000005 par value, 900,000,000,000 shares authorized; 40,000,000 and 45,633,750 shares issued and outstanding as of March 31, 2024 and 2025 respectively	16	18	2
Class B ordinary shares, US$0.00000005 par value, 100,000,000,000 shares authorized; 20,000,000 and 16,810,000 shares issued and outstanding as of March 31, 2024 and 2025 respectively	8	7	1
Additional paid-in capital	8,404,870	65,289,486	8,392,073
Retained earnings	89,887,738	97,757,269	12,565,363
Equity attributable to owners of the Company	98,292,632	163,046,780	20,957,439
Non-controlling interests	(233,336)	(5,662,327)	(727,815)
Total shareholders’ equity	98,059,296	157,384,453	20,229,624
Total liabilities and shareholders’ equity	242,824,451	333,819,187	42,907,901

The accompanying notes are an integral part of these consolidated financial statements.

REITAR LOGTECH HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THR YEARS ENDED MARCH 31, 2023, 2024 and 2025

	Years ended March 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
REVENUE
– External	82,675,853	250,237,197	376,679,376	48,416,995
– Related parties	1,809,486	1,742,678	1,490,375	191,567
Total revenue	84,485,339	251,979,875	378,169,751	48,608,562

COST OF REVENUE
– External	(59,116,383)	(187,920,609)	(301,547,005)	(38,759,753)
– Related parties	(961,938)	—	(16,563,785)	(2,129,049)
Total cost of revenue	(60,078,321)	(187,920,609)	(318,110,790)	(40,888,802)
Gross profit	24,407,018	64,059,266	60,058,961	7,719,760

OPERATING EXPENSES
Personnel and benefit expense	(4,733,405)	(15,509,419)	(17,572,985)	(2,258,767)
Depreciation of property and equipment	(696,482)	(2,391,477)	(2,435,879)	(313,099)
Amortization of operating lease right-of-use assets	(567,166)	(2,455,945)	(2,859,872)	(367,598)
Management fee – related party	(3,600,000)	—	—	—
Professional fee	(1,771,687)	(3,207,518)	(4,334,763)	(557,174)
Provision for expected credit losses	(1,809,747)	(7,022,680)	(16,802,195)	(2,159,693)
Others	(1,820,087)	(5,287,115)	(6,283,703)	(807,685)
Total operating expenses	(14,998,574)	(35,874,154)	(50,289,397)	(6,464,016)
INCOME FROM CONTINUING OPERATION	9,408,444	28,185,112	9,769,564	1,255,744

OTHER INCOME (EXPENSES)
Bank interest income	9	195,319	849,735	109,222
Interest expense	(220,201)	(1,486,629)	(2,692,394)	(346,071)
Other income	267,053	41,800	967,218	124,323
Other expense	—	(1,600)	(22,084)	(2,839)
Impairment loss on goodwill	—	(1,500,000)	—	—
Total other income (expenses), net	46,861	(2,751,110)	(897,525)	(115,365)
INCOME FROM CONTINUING OPERATION BEFORE INCOME TAX EXPENSES	9,455,305	25,434,002	8,872,039	1,140,379

INCOME TAX EXPENSES	(1,994,996)	(5,806,012)	(6,431,499)	(826,681)
NET INCOME FROM CONTINUING OPERATION	7,460,309	19,627,990	2,440,540	313,698

DISCONTINUED OPERATION
Income from discontinued operation	4,133,971	—	—	—
Gain on disposal	52,016,401	—	—	—
GAIN ON DISCONTINUED OPERATION	56,150,372	—	—	—
NET INCOME	63,610,681	19,627,990	2,440,540	313,698
Add: net loss attributable to non-controlling interests from continuing operation	(101,880)	(131,456)	(5,428,991)	(697,823)
NET INCOME ATTRIBUTABLE TO THE COMPANY’S ORDINARY SHAREHOLDERS AND TOTAL COMPREHENSIVE INCOME	63,712,561	19,759,446	7,869,531	1,011,521

Weighted average number of ordinary shares:
Basic and diluted*	41,753,425	60,000,000	61,462,175	61,462,175
Earnings per ordinary share – basic and diluted*
Continuing operation	0.18	0.33	0.13	0.02
Discontinued operation	1.34	—	—	—
Ordinary shareholders	1.52	0.33	0.13	0.02

*	Retrospectively restated for effect of share recapitalization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

REITAR LOGTECH HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED MARCH 31, 2023, 2024 and 2025

	Ordinary shares						Total Reitar Logtech Holdings
	Class A No. of shares*	Amount	Class B No. of shares*	Amount	Additional paid-in capital	Retained earnings	Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		HK$		HK$	HK$	HK$	HK$	HK$	HK$
BALANCE, March 31, 2022	20,000,000	8	10,000,000	4	98	7,504,311	7,504,421	—	7,504,421
Issuance of ordinary shares for acquisition of subsidiaries	20,000,000	8	10,000,000	4	8,404,772	—	8,404,784	—	8,404,784
Net income	—	—	—	—	—	63,712,561	63,712,561	(101,880)	63,610,681
Constructive dividend	—	—	—	—	—	(1,088,580)	(1,088,580)	—	(1,088,580)
BALANCE, March 31, 2023	40,000,000	16	20,000,000	8	8,404,870	70,128,292	78,533,186	(101,880)	78,431,306
Net income (loss)	—	—	—	—	—	19,759,446	19,759,446	(131,456)	19,627,990
BALANCE, March 31, 2024	40,000,000	16	20,000,000	8	8,404,870	89,887,738	98,292,632	(233,336)	98,059,296
IPO allotment	2,443,750	1	—	—	56,884,616	—	56,884,617	—	56,884,617
Conversion of Class B to Class A	3,190,000	1	(3,190,000)	(1)	—	—	—	—	—
Net income (loss)	—	—	—	—	—	7,869,531	7,869,531	(5,428,991)	2,440,540
BALANCE, March 31, 2025	45,633,750	18	16,810,000	7	65,289,486	97,757,269	163,046,780	(5,662,327)	157,384,453
BALANCE, March 31, 2025 (US$)		2		1	8,392,073	12,565,363	20,957,439	(727,815)	20,229,624

*	Retrospectively restated for effect of share recapitalization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

REITAR LOGTECH HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 and 2025

	Years ended March 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Cash flows from operating activities
Net income	63,610,681	19,627,990	2,440,540	313,698
Less: gain on discontinued operation	(56,150,372)	—	—	—
Net income from continuing operation	7,460,309	19,627,990	2,440,540	313,698
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	696,482	2,391,477	2,653,382	341,056
Amortization of operating lease right-of-use assets	567,166	2,455,945	2,859,872	367,598
Provision for expected credit losses	1,809,747	7,022,680	16,802,195	2,159,693
Impairment loss on goodwill	—	1,500,000	—	—
Changes in operating assets and liabilities
Contracts receivable	567,733	(12,899,645)	(11,509,902)	(1,479,441)
Contracts receivable – related parties	1,122,988	—	—	—
Contract assets	(10,520,475)	(44,557,145)	(32,110,701)	(4,127,392)
Retention receivables	2,091,931	333,868	(256,448)	(32,963)
Prepaid expenses and other receivables	2,138,551	184,146	(35,095,677)	(4,511,070)
Accounts payable	2,398,888	6,038,104	1,554,999	199,874
Accrued expenses	(6,313,224)	(6,520,805)	(4,517,741)	(580,694)
Contract liabilities	47,178,644	5,499,632	(5,410,013)	(695,383)
Tax payable	1,142,765	3,053,978	3,340,957	429,434
Operating lease liabilities	(567,166)	(2,866,653)	(3,106,080)	(399,244)
Net cash provided by (used in) operating activities – continuing operation	49,774,339	(18,736,428)	(62,354,617)	(8,014,834)
Net cash provided by (used in) operating activities	49,774,339	(18,736,428)	(62,354,617)	(8,014,834)
Cash flows from investing activities
Purchase of property and equipment	(473,772)	(517,697)	(3,915,836)	(503,327)
Acquisition of a subsidiary	—	(1,000,000)	(1,057,302)	(135,902)
Long-term investment	—	(10,508,784)	(1,176,541)	(151,228)
Loan to third parties	—	(800,000)	(2,600,000)	(334,195)
Net increase in cash from acquisitions of subsidiaries	3,135,319	—	—	—
Net cash provided by (used in) investing activities – continuing operation	2,661,547	(12,826,481)	(8,749,679)	(1,124,652)
Net cash from disposal of discontinuing operations	6,940,000	—	—	—
Net cash provided by (used in) investing activities	9,601,547	(12,826,481)	(8,749,679)	(1,124,652)
Cash flows from financing activities
Proceeds from bank borrowings	4,000,000	81,636,675	229,012,516	29,436,434
Repayment for bank borrowings	(1,527,779)	(59,191,113)	(191,506,139)	(24,615,501)
Proceeds from other loan	—	—	1,000,000	128,536
Repayment for other loan	—	—	(222,000)	(28,535)
Deferred offering costs	(4,034,754)	(1,075,920)	(1,730,666)	(222,454)
Proceeds from IPO, net	—	—	67,406,579	8,664,196
Advance to related parties	(19,854,120)	(17,406,158)	(12,607,377)	(1,620,506)
Repayment from related parties	6,066	5,436,308	524,016	67,355
Net cash (used in) provided by financing activities	(21,410,587)	9,399,792	91,876,929	11,809,525
Net (decrease) increase in cash and cash equivalents and restricted cash	37,965,299	(22,163,117)	20,772,633	2,670,039
Cash and cash equivalents and restricted cash at the beginning of the year	8,647,941	46,613,240	24,450,123	3,142,729
Cash and cash equivalents and restricted cash at the end of the year	46,613,240	24,450,123	45,222,756	5,812,768

Supplementary cash flow information
Interest received	9	195,319	849,735	109,222
Interest paid	(220,201)	(1,486,629)	(2,692,394)	(346,071)
Income tax paid	(827,021)	(2,752,034)	(3,090,542)	(397,247)

Non-cash investing and financing activities:
Supplemental schedule of non-cash investing and financing activities:
Constructive dividend	(1,088,580)	—	—	—
Initial recognition of operating lease liabilities related to right-of-use-assets	8,247,807	—	—	—

Reconciliation of cash, cash equivalents and restricted cash:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Cash and cash equivalents	6,390,861	20,396,353	2,621,673
Restricted cash	18,059,262	24,826,403	3,191,095
Total cash, cash equivalents and restricted cash shown in the consolidated statement of cash flows	24,450,123	45,222,756	5,812,768

The accompanying notes are an integral part of these consolidated financial statements.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. organization and principal activities

Business

Reitar Logtech Holdings Limited (the “Company”), through its wholly owned subsidiaries, is engaged in (i) provision of construction management and engineering design services and (ii) asset management and investment, and professional consultancy services in Hong Kong. The products from provision of construction management and engineering design services are cold storage facilities, automated warehouses, renovated offices and tailor-made electrical systems; it also includes leasing of warehouses under operating leases to non-related parties. The services from asset management and professional consultancy services are asset management services for construction projects involving refrigerated storage and warehouses and professional consultancy services for construction projects involving renovation work, interior design and modification work of commercial units and residential or commercial redevelopment work.

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

Pursuant to a Group Reorganization, to rationalize the structure of the Company and its subsidiary companies (collectively, the “Group”) in preparation for the listing of the Company’s shares, the Company became the holding company of the Group on November 8, 2022, which involved (i) the transfer of the entire equity interest of Kamui Cold Chain Engineering & Service Limited, Kamui Logistics Automation System Limited and Kamui Construction & Engineering Group Limited by the wholly-owned company of Mr. Yiu and Mr. Chung, Kamui Group Development Limited (“KGDL”), to Kamui Development Group Limited; and (ii) the transfer of entire equity interest of Reitar Logtech Engineering Limited by Smart Wealthy Investment Limited and Integrated Intelligence Investment Limited, which are wholly-owned by Mr. Yiu and Mr. Chung, respectively, in exchange for an allotment and issuance of 4,999 and 4,999 shares of the Company. The Company, together with its wholly owned subsidiaries, are effectively controlled by the same shareholders, i.e., ultimately held as to 50% by Mr. Yiu and 50% by Mr. Chung, before and after the Group Reorganization and therefore the Group Reorganization is considered as a recapitalization of entities under common control. The consolidated balance sheets as of March 31, 2024 and 2025 present the assets and liabilities of the companies now comprising the Group which had been incorporated/established as of the relevant balance sheet date as if the current group structure had been in existence at those dates.

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

As of the date of this report, details of the subsidiary companies are as follows:

Name	Background	Ownership
Reitar Logtech Engineering Limited (formerly known as Kamui Group Holdings Limited)	— A BVI company — Incorporated on September 15, 2022 — Issued share capital of US$202 — Investment holding	Wholly owned by the Company
Kamui Development Group Limited	— A Hong Kong company — Incorporated on October 24, 2022 — Issued share capital of HK$1 — Investment holding	Indirectly wholly owned by the Company
KLA-iBotics Holdings Limited	— A BVI company — Incorporated on May 20, 2025 — Issued share capital of nil as no par value — Investment holding	30% owned by the Kamui Development Group Limited
Kamui Cold Chain Engineering & Service Limited	— A Hong Kong company — Incorporated on October 26, 2015 — Issued share capital of HK$100 — Provision of construction and engineering services	Wholly owned by Kamui Development Group Limited
Kamui Logistics Automation System Limited	— A Hong Kong company — Incorporated on January 22, 2013 — Issued share capital of HK$10,000 — Provision of construction and engineering services	Wholly owned by KLA-iBotics Holdings Limited
Jingxing Holdings Limited	— A BVI company — Incorporated on April 29, 2025 — Acquired on May 30, 2025 — Issued share capital of HK$7,000 — Provision of construction and engineering services	Wholly owned by KLA-iBotics Holdings Limited
Jingxing Storage Equipment Engineering (H.K.) Limited	— A Hong Kong company — Incorporated on January 14, 2000 — Acquired on May 30, 2025 — Issued share capital of HK$1,000 — Provision of construction and engineering services	Wholly owned by Jingxing Holdings Limited
Kamui Construction & Engineering Group Limited (formerly known as Window King Limited)	— A Hong Kong company — Incorporated on December 16, 2016 — Issued share capital of HK$1 — Provision of construction and engineering services	Wholly owned by Kamui Development Group Limited
Vincit EngTech Co., Limited	— A Hong Kong company — Incorporated on July 14, 2023 — Issued share capital of HK$1,000 — Provision of construction and engineering services	75% owned by Kamui Cold Chain Engineering & Service Limited
Vincit Build Solution Co., Limited	— A Hong Kong company — Incorporated on May 10, 2023 — Issued share capital of HK$100 — Provision of construction and engineering services	51% owned by Kamui Development Group Limited
Alvin Design and Construction Company Limited	— A Hong Kong company — Incorporated on October 3, 2018 — Acquired on September 11, 2023 — Issued share capital of HK$180,000 — Provision of construction and engineering services	Wholly owned by Vincit Build Solution Co., Limited
Reitar Capital Partners Limited	— A BVI company — Incorporated on May 11, 2020 — Issued share capital of USD$100 — Intermediate holding company	Wholly owned by the Company
Reitar Logtech Group Limited	— A Hong Kong company — Incorporated on June 3, 2020 — Issued share capital of HK$100 — Intermediate holding company — Provision of asset and project management services	Wholly owned by Reitar Capital Partners Limited

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. organization and principal activities (cont.)

Name	Background	Ownership
Reitar Cold Chain Limited	— A Hong Kong company — Incorporated on February 26, 2021 — Issued share capital of HK$100 — Provision of asset and project management services	Wholly owned by Reitar Logtech Group Limited
Reitar Properties Leasing Limited	— A Hong Kong company — Incorporated on Mar 1, 2022 — Issued share capital of HK$100 — Provision of asset and project management services	Wholly owned by Reitar Logtech Group Limited
Reithub Consulting Limited	— A Hong Kong company — Incorporated on February 28, 2022 — Issued share capital of HK$100 — Provision of asset and project management services	Wholly owned by Reitar Logtech Group Limited
Reitar Asset Management Limited	— A Hong Kong company — Incorporated on June 14, 2022 — Issued share capital of HK$100 — Provision of asset and project management services	Wholly owned by Reitar Logtech Group Limited
Cogen Advisory Limited	— A Hong Kong company — Incorporated on September 1, 2022 — Issued share capital of HK$100 — Provision of professional consultancy services	51% owned by Reitar Logtech Group Limited
Cogen Investment (WS) Limited	— A Hong Kong company — Incorporated on February 1, 2023 — Issued share capital of HK$100 — Provision of professional consultancy services	Wholly owned by Cogen Advisory Limited
Cogen Operation Limited	— A Hong Kong company — Incorporated on September 30, 2022 — Fully acquired on May 15, 2023 — Issued share capital of HK$10,000 — Provision of asset and project management services	Wholly owned by Cogen Advisory Limited
Winner Logistics Network Limited	— A Hong Kong company — Incorporated on August 1, 2024 — Acquired on November 15, 2024 — Issued share capital of HK$10,000 — Provision of asset and project management services	51% owned by Cogen Operation Limited
A.R.E. Holdings Limited	— A BVI company — Incorporated on May 22, 2025 — Issued share capital of USD$100 — Intermediate holding company	51% owned by Reitar Logtech Group Limited
A.R.E. CommTech Limited	— A Hong Kong company — Incorporated on June 2, 2025 — Issued share capital of HK$1 — Provision of asset and project management services	Wholly owned by A.R.E. Holdings Limited
Pine Forest Holdings Limited	— A BVI company — Incorporated on July 9, 2025 — Issued share capital of USD$100 — Intermediate holding company	Wholly owned by Reitar Logtech Group Limited

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

The results of operations of discontinued operation for the years ended March 31, 2023 have been reflected separately in the consolidated statement of income as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operation of the three categories for the years ended March 31, 2023 were separately presented in the consolidated statements of cash flows for all periods presented in accordance with U.S. GAAP. During the year ended March 31, 2023, the Company disposed the subleasing business acquired through the Business Combination of Reitar Group.

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

Convenience translation

Translations of the consolidated balance sheets, consolidated statements of income and comprehensive income, and consolidated statements of cash flows from HK$ into US$ as of and for the year ended March 31, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1 = HK$7.7799, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and deposits placed with banks, which are unrestricted as to withdrawal and use. The Company does not have any cash equivalents as of March 31, 2024 and 2025. The Company’s cash is held at well capitalized financial institutions, but they are not Federal Deposit Insurance Corporation insured. The Company believes that it is not exposed to any significant credit risk in cash and cash equivalents.

Restricted cash

Restricted cash represents interest bearing deposits placed with banks in relation to banking facilities arrangement or surety money for certain major construction projects. The surety money is placed in the financial institutions under the Company’s name and control as a gesture of commitment to those projects for the customers. The funds are restricted from immediate use and the restriction will be lifted upon the maturity of the deposits, expiry of the banking facilities or the completion of the construction projects. The Company’s cash is held at well capitalized financial institutions, but they are not Federal Deposit Insurance Corporation insured. The Company believes that it is not exposed to any significant credit risk in restricted cash.

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

The Company provides construction management and engineering design services for customers through fixed-price contracts. Revenue is recognized when the control over the engineering projects has been transferred to the customer. At contract inception, the Company assesses whether the Company transfers control of the engineering projects over time or at a point in time by determining if (a) its performance does not create an asset with an alternative use to the Company; and (b) the Company has an enforceable right to payment for performance completed to date.

The engineering projects has no alternative use for the Company due to contractual restrictions, and the Company has enforceable rights to payment arising from the contractual terms. For these contracts, revenue is recognized over time by reference to the Company’s progress towards completing the construction of engineering projects. The measure of progress is determined based on the proportion of contract costs incurred to date relative to the estimated total contract costs. Costs incurred that are not related to the contract or that do not contribute towards satisfying a performance obligation are excluded from the measure of progress and instead are expensed as incurred.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

For certain contracts where the Company does not have an enforceable right to payment, revenue is recognized only when the completed engineering projects is delivered to the customers and the customers have accepted it in accordance with the sales contract.

The period between the transfer of the promised goods and payment by the customer may exceed one year. For such contracts, there is no significant financing component present as the payment terms are an industry practice to protect the customer from the performing entity’s failure to adequately complete some or all of its obligations under the contract. As a consequence, the Company does not adjust any of the transaction prices for the time value of money.

Estimates of revenues, costs or extent of progress toward completion are revised if circumstances change. Any resulting increases or decreases in estimated revenues or costs are reflected in the profit or loss in the period in which the circumstances that give rise to the revision become known by management.

The customer is invoiced on a milestone payment schedule. If the value of the goods transferred by the Company exceeds the payments, a contract asset is recognized. If the payments exceed the value of the goods transferred, a contract liability is recognized.

For costs incurred in fulfilling the contract which are within the scope of another ASC Topic or ASU, these have been accounted for in accordance with those other ASC Topics or ASU. If these are not within the scope of another ASC Topic or ASU, the Company will capitalize these as contract costs assets in accordance with ASC 340-40 only if (a) these costs relate directly to a contract or an anticipated contract which the Company can specifically identify; (b) these costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and (c) these costs are expected to be recovered. Otherwise, such costs are recognized as an expense immediately.

Capitalized contract costs are subsequently amortized on a systematic basis as the Company recognizes the related revenue over time. An impairment loss is recognized in the profit or loss to the extent that the carrying amount of capitalized contract costs exceeds the expected remaining consideration less any directly related costs not yet recognized as expenses.

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

(c) Warehouse as a service (WaaS)- Lessor

The Company leases warehouses under operating leases to non-related parties.

Leases where the Company retains substantially all risks and rewards incidental to ownership are classified as operating leases. Rental income from operating leases (net of any incentives given to the lessees) is recognized in profit or loss on a straight-line basis over the lease term.

Initial direct costs incurred by the Company in negotiating and arranging operating leases are added to the carrying amount of the leased assets and recognized as an expense in profit or loss over the lease term on the same basis as the lease income.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Contingent rents are recognized as income in profit or loss when earned.

(d) Asset management and professional consultancy services

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

For the years ended March 31, 2023, 2024 and 2025, the Company is not aware of any material claims against the Company in relation to asset management services and professional consultancy services provided.

Contract related assets and liabilities are classified as current assets and current liabilities. Significant balance sheet accounts related to the revenue cycle are as follows:

Contracts receivable, net

Contracts receivable, net include amounts billed under the contract terms. The amounts are stated at their net realizable value. The typical payment terms require settlement within 30 days of billing. The Company maintains an allowance for expected credit losses to provide for the estimated number of receivables that will not be collected. The Company considers several factors in its estimate of the allowance, including knowledge of a customer’s financial condition, its historical collection experience, and other factors relevant for assessing the collectability of such receivables. Bad debts are written off against allowances. The receivables are written off after all collection efforts have ceased. For the years ended March 31, 2023, 2024 and 2025, provision for expected credit losses of HK$1,813,957, HK$5,480,283 and HK$6,799,787 (US$874,020) were charged to the consolidated statements of income and comprehensive income.

Contract assets, net and contract liabilities

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on our combined balance sheets as “Contract assets”. Contract assets, represents the Company’s right to consideration for work performed but not yet invoiced.

Provisions for expected credit losses of contract assets on uncompleted contracts are made in the period in which such losses are determined. In establishing the provisions for expected credit losses of contract assets, we mainly referred to our historical collection experience, the current economic environment, industry trend analysis, and the financial conditions of our customers to develop a combination of specified account and aging methods to provide the provisions for our expected credit losses. Contract assets having billing terms with the unconditional right to be billed beyond one year are classified as non-current assets.

Contract liabilities on uncompleted contracts represent the amounts of cash collected from clients before work is performed. The amounts are expected to be earned within twelve months and are classified as current liabilities.

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

Provisions for expected credit losses of retention receivables are made in the period in which such losses are determined. In establishing the provisions for expected credit losses of retention receivables, we mainly referred to our historical collection experience, the current economic environment, industry trend analysis, and the financial conditions of our customers to develop a combination of specified account and aging methods to provide the provisions for our expected credit losses.

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

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Deferred offering costs

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Pursuant to ASC 340-10-S99-1, initial public offering (“IPO”) costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. Deferred offering costs consist of professional and registration fees that are directly related to the Proposed Public Offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statements of income and comprehensive income. As of March 31, 2024 and 2025, the Company has incurred deferred offering costs of HK$8,033,290 and nil (US$ nil), respectively.

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

The Company depreciates the property and equipment using the straight-line method as follows:

Furniture and fixture	5 years
Office equipment	5 years
Leasehold improvement	Over the shorter of the terms of leases or 5 years

The Company depreciates the machine using the declining-balance method as follows:

Machinery	8 to 10 years

Rental deposits, net

Deposits paid under non-current assets primarily include deposits paid to landlord of the premises. This amount is refundable and bears no interest.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Goodwill

Goodwill represents the excess of the consideration paid for an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. In accordance with ASC 350, the Company may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. The Company may also bypass the qualitative assessment and proceed directly to perform the quantitative impairment test. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit. As of March 31, 2024 and 2025, impairment loss on goodwill of HK$1,500,000 and nil (US$nil) was recorded in the consolidated statements of income and comprehensive income.

Impairment for long-lived assets

Long-lived assets, representing property and equipment with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2024 and 2025, no impairment of long-lived assets was recognized.

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

Bank borrowings and other loan

Borrowings and other loan are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

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

Government subsidies

Government subsidies are recognized as income in other income, net or as a reduction of specific costs and expenses for which the subsidies are intended to compensate. Such amounts are recognized in the consolidated statements of income and comprehensive income upon receipt and when all conditions attached to the grants, such as companies are required to stay in the same level of employment, are fulfilled. Such grants are presented under other income. During the years ended March 31, 2023, 2024 and 2025, the Company recognized government subsidies of HK$257,074, nil and HK$638,400, respectively, in the other income of consolidated statements of income and comprehensive income.

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

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Earnings per share

The Company computes earnings per share, or EPS, in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended March 31, 2023, 2024 and 2025, there were no dilutive shares.

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

New accounting standards not yet adopted

In November 2024, the FASB issued Accounting Standards Update (“ASU”) No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), Disaggregation of Income Statement Expenses. The purpose of the update was to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The amendments in this ASU are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The amendments should be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospective application to all periods presented in the consolidated financial statements. Management is evaluating the impact on the Company’s consolidated financial statements.

In January 2025, the FASB issued Accounting Standards Update (“ASU”) No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), Clarifying the Effective Date. The purpose of the update was to amends the effective date of ASU No. 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The Company’s management does not believe the adoption of ASU 2025-01 will have a material impact on its consolidated financial statements and disclosures.

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

Key financial performance measures of the segments are as follows:

Year ended March 31, 2025

	Construction and engineering services	Asset management and professional consultancy services	Corporate	Total	Total
	HK$	HK$	HK$	HK$	US$
Revenue – external	362,457,593	14,221,783	—	376,679,376	48,416,995
Revenue – related parties	490,375	1,000,000	—	1,490,375	191,567
Total revenue	362,947,968	15,221,783	—	378,169,751	48,608,562

Cost of revenue – external	(291,551,307)	(9,995,698)	—	(301,547,005)	(38,759,753)
Cost of revenue – related parties	(16,563,785)	—	—	(16,563,785)	(2,129,049)
Total cost of revenue	(308,115,092)	(9,995,698)	—	(318,110,790)	(40,888,802)
Gross profit	54,832,876	5,226,085	—	60,058,961	7,719,760

Depreciation	(1,939,933)	(3,355,818)	—	(5,295,751)	(680,697)
Operating expenses	(21,677,322)	(22,460,175)	(856,149)	(44,993,646)	(5,783,319)
Total expenses	(23,617,255)	(25,815,993)	(856,149)	(50,289,397)	(6,464,016)

Bank interest income	841,020	1,617	7,098	849,735	109,222
Interest expense	(1,993,994)	(698,400)	—	(2,692,394)	(346,071)
Other income	927,217	40,001	—	967,218	124,323
Other expense	(2,966)	—	(19,118)	(22,084)	(2,839)
Impairment loss on goodwill	—	—	—	—	—
Total other income (expense), net	(228,723)	(656,782)	(12,020)	(897,525)	(115,365)
Income (loss) before income tax expenses	30,986,898	(21,246,690)	(868,169)	8,872,039	1,140,379
Segment income (loss)	25,484,221	(22,175,512)	(868,169)	2,440,540	313,698

Total assets	223,858,283	109,865,035	95,869	333,819,187	42,907,901
Total liabilities	(97,145,713)	(79,289,021)	—	(176,434,734)	(22,678,277)
Net assets (liabilities)	126,712,570	30,576,014	95,869	157,384,453	20,229,624

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

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. BUSINESS COMBINATION (cont.)

(c) Acquisition of Winner Logistics Network Limited (“WLN”)

On November 15, 2024, the Company acquired WLN, a limited liability company incorporated in Hong Kong at a consideration of HK$1,062,402 (US$136,557). WLN is a dormant company at the date of acquisition and it secures a logistic contract with Hong Kong Government on provision of lorries services. A goodwill of HK$1,057,302 (US$135,902) was recorded at the date of acquisition.

The following table sets forth the estimated fair values of assets to be acquired and liabilities to be assumed and the goodwill resulting from the Business Combination:

	HK$	US$
Total consideration	1,062,402	136,557
Fair value of net assets as of the acquisition date at 51%	5,100	655
Goodwill (Note 13)	1,057,302	135,902

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

6. RESTRICTED CASH

Restricted cash represents term deposits in banks with original maturity exceeding three months. As of March 31, 2025, the restricted cash had term of less than six months and carried interest at annual rates ranging from 3.85% to 3.30%. As of March 31, 2025, HK$16,048,967 (US$2,062,876) (March 31, 2024: HK$16,059,262) was made as surety money for certain major construction projects while HK$6,000,000 (US$771,218) (March 31, 2024: HK$2,000,000 as mentioned in note (d) of Note 14) was made under the banking facilities as mentioned in note (e) of Note 14.

7. CONTRACTS RECEIVABLE, NET

Contracts receivable, net is comprised of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Contracts receivable	35,483,615	46,993,517	6,040,377
Allowance for expected credit losses	(8,069,497)	(14,869,284)	(1,911,245)
Balance at end of year	27,414,118	32,124,233	4,129,132

Allowance for expected credit losses consists of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Beginning balance	2,589,214	8,069,497	1,037,225
Addition	5,480,283	6,799,787	874,020
Ending balance	8,069,497	14,869,284	1,911,245

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. CONTRACT ASSETS, NET

Contract assets, net consist of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Beginning balance	16,120,142	59,554,163	7,654,875
Addition	46,842,781	40,444,438	5,198,581
Changes due to billings	(1,874,928)	(8,087,529)	(1,039,542)
	61,087,995	91,911,072	11,813,914
Allowance for expected credit losses	(1,533,832)	(812,433)	(104,427)
Ending balance	59,554,163	91,098,639	11,709,487

Allowance for expected credit losses consists of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Beginning balance	—	1,533,832	197,153
Addition	1,533,832	812,433	104,427
Ending balance	1,533,832	2,346,265	301,580

9. RETENTION RECEIVABLES, NET

Retention receivables, net consists of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Retention receivables	341,132	597,580	76,811
Allowance for expected credit losses	(8,565)	(15,005)	(1,929)
Balance at end of year	332,567	582,575	74,882

Allowance for expected credit losses consists of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Beginning balance	—	8,565	1,101
Addition	8,565	6,440	828
Ending balance	8,565	15,005	1,929

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. PREPAID EXPENSES AND OTHER RECEIVABLES, NET

Prepaid expenses and other receivables, net consist of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Prepayment to vendors	358,642	1,371,382	176,271
Deferred offering costs	8,033,290	—	—
Receivable from disposal of property and equipment and termination of lease agreement (note a)	58,763,356	60,763,356	7,810,300
Loan receivables from Hi Speed (note b)	7,741,863	5,741,863	738,038
Loan receivables from Winner Logistics Solution Limited (“WSL”) (note c)	800,000	—	—
Loan receivables from Double Brave Limited (“DBL”) (note d)	—	2,600,000	334,195
Loan receivables from Tech Season Limited (“TSL”) (note e)	—	3,717,540	477,839
Other receivable from Profit Credit Limited (“PCL”) (note f)	—	29,060,000	3,735,267
Other receivable from Major Cellar Company Limited (“MCCL”) (note g)	—	3,000,000	385,609
Accrued interest receivable from TSL (note e)		148,963	19,147
Others	—	15,900	2,045
Total before allowance for expected credit losses	75,697,151	106,419,004	13,678,711
Allowance for expected credit losses (note h)	—	(9,183,535)	(1,180,419)
Total	75,697,151	97,235,469	12,498,292

Notes:

(a)	The balances represent the outstanding receivables in relation of the disposal of the cold storage equipment to Hi Speed Group and the termination of lease agreements. On September 22, 2023, a deed of addendum was entered for which the repayment schedule for the balance was adjusted to be settled by later date. Further. on March 28, 2024, a deed of share pledge was entered where the major shareholder of Hi Speed ("Shareholder) pledged his owned ordinary shares in Hi Speed as a collateral in favor of the Company. In the event of default by Hi Speed, the Company can exercise its right to seize the said ordinary shares pledged. On July 31, 2025, a second deed of addendum was entered for which the repayment schedule for the balance was adjusted to be settled by later date. Furthermore, Hi Speed and the Shareholder agreed in the second addendum to provide additional assets of Hi Speed for securing the repayment in the event for further default.

(b)

The balance represents a loan to Hi Speed from October 26, 2022 to February 15, 2023, bearing interest of 1 .5% per month. The loan period was then extended to March 28, 2024 and no longer bears any interest. The accrued interest receivable was fully repaid during the year ended March 31, 2024. The loan receivable from Hi Speed is collateralised by the shares pledge and Hi Speed and the Shareholder agreed in the second addendum to provide additional assets of Hi Speed for securing the repayment in the event for further default as described in note 10(a) above.

(c)	The balance represented a loan to WSL, which is a third party, from February 7, 2024 to April 7, 2024, bearing interest of 2.5% per month. The balance was fully settled in April 2024.
(d)	The balance represented a loan to DBL, which is a third party, from February 23, 2025 to August 23, 2025, bearing interest of 2.5% per annual.
(e)	The balance represented a loan to TSL, which is a third party, from November 8, 2024 to April 24, 2025, bearing interest of 3.8% per annual. The balance was fully settled in April 2025.
(f)	The balance represented a receivable from PCL, which is a third party, for potential construction project deal. The balance is not pledged and does not bear any interest. The project deal is on negotiation stage on March 31, 2025, and the balance will be fully refunded to the Company if the deal falls through.
(g)	The balance represented a receivable from MCCL, which is a third party, for potential strategic business deal related to automated wine warehouse. The balance is not pledged and does not bear any interest. The business deal is on negotiation stage on March 31, 2025, and the balance will be fully refunded to the Company if the deal falls through.
(h)	The allowances of expected credit losses in relation to Hi Speed Group as mentioned in note (a) and (b), in aggregate, as at March 31, 2025, is HK$8,403,685 (US$1,080,180) while that in relation to note (d) to (g), in aggregate, as at March 31, 2025, is HK$779,850 (US$100,239).

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. LONG-TERM INVESTMENT

Long-term investments, net consisted of the following:

	As of March 31,
	Ownership interest	2024	Ownership interest	2025	2025
		HK$		HK$	US$
Equity method investments:
Investment in Smartmore (note a)	30.0%	1	30.0%	1	1
Non-marketable equity securities:
Investment in Blaze Master (note b)	3.0%	10,508,784	3.0%	11,685,325	1,501,989
Net carrying value		10,508,785		11,685,326	1,501,990

Notes:

(a)	On February 22, 2023, the Company through its wholly-owned subsidiary, Reitar Logtech Group Limited, acquired 30% equity interests in Smartmore LogTech International Group Limited (“Smartmore”), a company incorporated in the Hong Kong on December 15, 2022, for consideration of HK$1 (US$0.13). Smartmore is principally engaged in the provision of automatic solutions in the logistic industry. Based on the articles of association of Smartmore, the Company cannot exercise significant influence over Smartmore’s operation and financial decision. Smartmore had no operation from its incorporation to March 31, 2024 and it began offering customers automated solutions during the year ended March 31, 2024.
(b)	In May 2023, the Company’s subsidiary, Cogen Investment (WS) Limited, signed with an independent third party a shareholders’ agreement to an equity investment with amount equivalent to 3% shareholding in Blaze Master International Limited (“Blaze Master”), a company incorporated under the laws of the BVI as a limited liability company. Blaze Master, through its wholly owned subsidiary in Hong Kong, owns an industrial property situated in Hong Kong. The transaction was completed on May 25, 2023 and the investment amounted to HK$11,685,325 (US$1,501,989) as of March 31, 2025. The 3% equity investment is recognized as investment in equity security pursuant to ASC 321. As the Company has no intention to sell the 3% shareholding within 12 months from the end of the reporting period, investment is classified as non-current asset.

There has been no impairment loss, unrealized gain or loss or dividend income for the investments as of March 31, 2024 and 2025.

12. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Furniture and fixture	575,696	596,356	76,653
Office equipment	564,685	577,595	74,242
Leasehold improvement	6,549,903	6,549,903	841,901
Machinery	—	3,882,266	499,012
Total	7,690,284	11,606,120	1,491,808
Less: accumulated depreciation	(3,173,740)	(5,827,122)	(748,997)
Property and equipment, net	4,516,544	5,778,998	742,811

Depreciation expenses recognized in operating expenses for the years ended March 31, 2023, 2024 and 2025 were HK$696,482, HK$2,391,477 and HK$2,435,879 (US$313,099), respectively. Depreciation expenses recognized in cost of revenue for the years ended March 31, 2023, 2024 and 2025 were nil, nil and HK$217,503 (US$27,957), respectively.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. GOODWILL

The changes in the carrying amount of goodwill are as follows.

	Asset management and professional consultancy services segment	Construction and engineering services segment	Asset management and professional consultancy services segment
	Acquisition of Reitar Capital Partners Limited (i)	Acquisition of Alvin Design (ii)	Acquisition of WLN (iii)	Total
	HK$	HK$	HK$	HK$
BALANCE, April 1, 2023
Goodwill	34,066,838	—	—	34,066,838
Accumulated impairment losses	—	—	—	—
	34,066,838	—	—	34,066,838

Goodwill acquired during year	—	1,500,000	—	1,500,000
Impairment losses	—	(1,500,000)	—	(1,500,000)

BALANCE, March 31, 2024
Goodwill	34,066,838	1,500,000	—	35,566,838
Accumulated impairment losses	—	(1,500,000)	—	(1,500,000)
	34,066,838	—	—	34,066,838

Goodwill acquired during year	—	—	1,057,302	1,057,302
Impairment losses	—	—	—	—

BALANCE, March 31, 2025
Goodwill	34,066,838	1,500,000	1,057,302	36,624,140
Accumulated impairment losses	—	(1,500,000)	—	(1,500,000)
	34,066,838	—	1,057,302	35,124,140

BALANCE, March 31, 2025 (US$)	4,378,827	—	135,902	4,514,729

The Company has three reporting units with goodwill - Acquisition of Reitar Capital Partners Limited, Acquisition of Alvin Design and Acquisition of WLN - and two reportable segments - Construction and engineering services and Asset management and professional consultancy services.

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

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. GOODWILL (cont.)

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

As of March 31, 2025, the Company performed a qualitative and quantitative annual assessment for goodwill impairment. Based on its qualitative analysis, which considered the reporting unit results, projections and additional business and industry specific considerations, the Company performed a further revision of the estimates of the fair value of both reporting units. As part of this analysis, the Company also considered the potential impacts of the sensitivity of estimates and assumptions. The material assumptions used for the goodwill annual impairment test for the segment were five years of projected net cash flows, a weighted average cost of capital rate of 8.57% and a long-term growth rate of 1.87%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill. As required by ASC 820, “Fair Value Measurements and Disclosures,” the Company applies assumptions that marketplace participants would consider in determining the fair value of its reporting unit.

As a result of the impairment assessment, the Company concluded that the fair value of the reporting unit exceeds its carrying value, and therefore the Company did not record any goodwill impairment charges for the year ended March 31, 2025.

(ii) Goodwill arising from acquisition of Alvin Design

On September 11, 2023, the Company acquired Alvin Design, a limited liability company incorporated in Hong Kong at a consideration of HK$1.5 million. Alvin Design is a dormant company at the date of acquisition and it owns certificate of registration of general building constructor, specialist constructor on demolition and site formation works. A goodwill of HK$1.5 million was recorded at the date of acquisition.

As of March 31, 2024, the Company performed a qualitative and quantitative annual assessment for goodwill impairment. Based on its qualitative analysis, which considered the reporting unit results, projections and additional business and industry specific considerations, the Company believes that the operation of Alvin Design is in an early stage and it is uncertain whether it will generate economic benefit in the foreseeable future. As such, the Company recognizes goodwill impairment of HK$1,500,000 during the year ended March 31, 2024.

As of March 31, 2025, no goodwill impairment test deemed necessary as the goodwill has been fully impaired and subsequent reversal of a previously recognized impairment loss of goodwill is prohibited in accordance with ASC 350.

(iii) Goodwill arising from acquisition of WLN

On November 15, 2024, the Company acquired WLN, a limited liability company incorporated in Hong Kong at a consideration of HK$1,062,402 (US$136,557). WLN is a dormant company at the date of acquisition and it secures a logistic contract with Hong Kong Government on provision of lorries services. A goodwill of HK$1,057,302 (US$135,902) was recorded at the date of acquisition

As of March 31, 2025, the Company performed a qualitative and quantitative annual assessment for goodwill impairment. Based on its qualitative analysis, which considered the reporting unit results, projections and additional business and industry specific considerations, the Company believes that the operation of WLN will generate economic benefit in the foreseeable future based on the logistic contract with Hong Kong Government. As such, the Company consider no impairment loss is required on March 31, 2025.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. BANK BORROWINGS

Bank borrowings as of March 31, 2024 and 2025 are as follows:

				Weighted average interest rate as of March 31,		Balance as of March 31,
Lender	Type	Maturity date	Currency	2024	2025	2024	2025	2025
						HK$	HK$	US$
Bank of China (Hong Kong) (note a)	Term loan	Within 1 year or on demand	HK$	4.81%	4.19%	2,111,291	1,173,028	150,777
Bank of China (Hong Kong) (note c)	Term loan	Within 1 year or on demand	HK$	3.63%	3.00%	20,666,000	19,905,324	2,558,558
Bank of China (Hong Kong) (note d)	Revolving loan	Within 1 year or on demand	HK$	5.88%	5.25%	10,273,028	—	—
China Construction Bank (Asia) Corporation Limited (note b)	Revolving loan	Within 1 year or on demand	HK$	7.65%	6.38%	4,000,000	3,550,000	456,304
China Construction Bank (Asia) Corporation Limited (note b)	Term loan	Within 1 year or on demand	HK$	6.70%	5.43%	3,803,256	3,731,600	479,646
The Hongkong and Shanghai Banking Corporation Limited (note e)	Term loan	Within 1 year or on demand	HK$	—	6.25%	—	50,000,000	6,426,818
Total						40,853,575	78,359,952	10,072,103

Note:

(a)	The banking facilities were secured as follows:

(i)	Personal guarantee by Mr. Ching Han Wan, a director of a subsidiary of the Company, and Mr. Chung; and
(ii)	Guaranteed under the SME Financing Guarantee Scheme, which are fully guaranteed by HKMC Insurance Limited.

(b)	The banking facilities were secured as follows:

(i)	Legal charge over a property granted by Mr. Kin Chung Chan (“Mr. Chan”), Director, Chairman and Chief Executive Officer of the Company, and his spouse;
(ii)	Personal guarantee by Mr. Chan and his spouse; and
(iii)	Corporate guarantee by Wisdom Way International Limited and General Source Investment Limited, companies controlled by Mr. Chan.

(c)	The banking facilities were secured as follows:

(i)	Personal guarantee by Mr. Chung and Mr. Chan; and
(ii)	Guaranteed under the SME Financing Guarantee Scheme, which are fully guaranteed by HKMC Insurance Limited.

(d)	The banking facilities were secured as follows:

(i)	Personal guarantee by Mr. Chan; and
(ii)	HK$2,000,000 (US$255,561) time deposits.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. BANK BORROWINGS (cont.)

(e)	The banking facilities were secured as follows:

	(i)	Personal guarantee Mr. Chan, Mr. Chung and Mr. Yip;
	(ii)	Corporate guarantee by Reitar Logtech Holdings Limited;
	(iii)	HK6,000,000 (US$771,218) time deposit; and
	(iv)	Contracts receivable of HK$705,100 (US$90,631).

15. OTHER LOAN

Other loan as of March 31, 2024 and 2025 are as follows:

				Weighted average interest rate as of March 31,		Balance as of March 31,
Lender	Type	Maturity date	Currency	2024	2025	2024	2025	2025
						HK$	HK$	US$
Happy CP Company Limited (note a)	Term loan	October 14, 2025	HK$	—	8.00%	—	778,000	100,001
Total						—	778,000	100,001

Note:

(a)	The other loan was made for the purchase of the machinery and was secured as follows:

	(i)	Corporate guarantee by Reitar Logtech Holdings Limited; and
	(ii)	Contracts receivable of HK$141,925 (US$18,243).

16. ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Accrued expenses	1,996,223	2,443,882	314,128
Accrued deferred offering costs	3,707,394	—	—
Payable for acquisition of a subsidiary	500,000	—	—
Total	6,203,617	2,443,882	314,128

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company entered into leases for use of office in Hong Kong, under non-cancelable operating leases, which lease terms are expired from December 2026. The Company determines if a contract contains a lease at inception. U.S. GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty.

The Company’s office leases were classified as operating leases. The leases generally do not contain options to extend at the time of expiration. Lease expense for lease payment is recognized on a straight-line basis over the lease terms.

The Company has elected the short-term lease exception; therefore operating leases’ ROU asset and liability do not include leases with a lease term of twelve months or less.

For operating leases that include rent escalation clauses, the Company recognized lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company records the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the statements of income and comprehensive income.

Supplemental balance sheet information related to operating leases was as follows:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Operating lease:
Cost	8,247,807	8,247,807	1,060,143
Less: accumulated amortization	(3,023,111)	(5,882,983)	(756,177)
Operating lease right-of-use assets	5,224,696	2,364,824	303,966

Current operating lease obligation	2,859,872	2,364,824	303,966
Non-current operating lease obligation	2,364,824	—	—
Total operating lease obligation	5,224,696	2,364,824	303,966

Operating lease expense for the years ended March 31, 2023, 2024 and 2025 was HK$567,166, HK$2,455,945 and HK$2,859,872 (US$367,598), respectively.

Upon adoption of ASU 2016-02, “Leases” (Topic 842) on April 1, 2023 and during the year ended March 31, 2025, the Company recognized HK$8,247,807 of initial ROU assets and same amount of operating lease liability based on the present value of the future minimum rental payments of leases by using a weighted-average incremental borrowing rate of 6.2%. As of March 31, 2025, the weighted-average lease term is 0.7 years for the remaining leases. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Maturity analysis of future minimum lease payments under non-cancellable leases subsequent to March 31, 2025 are as follows:

For the period ending December 31,	HK$	US$

2025	2,426,625	311,910
Total minimum lease payments	2,426,625	311,910
Less: interest component	(61,801)	(7,944)
Present value of minimum lease payments	2,364,824	303,966

Other supplemental information about the Company’s operating lease as of March 31, 2025:

Weighted average discount rate	6.2%
Weighted average remaining lease term (years)	0.7

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. CONTRACT LIABILITIES

Contract liabilities consist of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Balance at beginning of the year	53,863,775	59,363,407	7,630,356
Addition	10,723,548	1,464,433	188,233
Recognized to revenue during the year	(5,223,916)	(6,874,446)	(883,616)
Balance at end of year	59,363,407	53,953,394	6,934,973

19. DISAGGREGATED REVENUE

The following table shows disaggregated revenue by major categories for the years ended March 31, 2023, 2024 and 2025, respectively:

	Years ended March 31,
	2023		2024		2025
	HK$	%	HK$	%	HK$	US$	%
Construction management and engineering design services	77,483,493	91.7%	230,970,927	91.7%	357,667,837	45,973,321	94.6%
Maintenance services	1,542,361	1.8%	7,028,760	2.8%	4,888,206	628,312	1.3%
WaaS	—	—	—	—	391,925	50,377	0.1%
Asset management services	2,893,668	3.4%	5,990,000	2.3%	6,990,000	898,469	1.8%
Professional consultancy services	2,565,817	3.1%	7,990,188	3.2%	8,231,783	1,058,083	2.2%
Total	84,485,339	100.0%	251,979,875	100.0%	378,169,751	48,608,562	100.0%

Transaction price allocated to the remaining performance obligations

Transaction price allocated to the remaining performance obligations represents all future, non-cancelable contracted revenue that has not yet been recognized. As of March 31, 2025, total remaining non-cancelable performance obligations under the Company’s construction management and engineering design service contracts with customers was approximately HK$967.86 million (US$124.41 million).

The following table presents the amount of the transaction price allocated to the remaining performance obligations expected to be recognized as revenue when performance obligations are satisfied:

Years ended March 31,	HK$	US$
2026	924,832,528	118,874,604
2027	43,029,485	5,530,853

Total	967,862,013	124,405,457

The following table shows disaggregated cost of revenue by major categories for the years ended March 31, 2023, 2024 and 2025, respectively:

	Years ended March 31,
	2023		2024		2025
	HK$	%	HK$	%	HK$	US$	%
Construction management and engineering design services	56,694,345	94.4%	176,780,306	94.1%	305,155,090	39,223,523	95.9%
Maintenance services	943,812	1.5%	2,466,118	1.3%	2,742,499	352,512	0.9%
WaaS	—	—	—	—	217,503	27,957	0.1%
Asset management services	1,137,204	1.9%	3,939,293	2.1%	4,541,712	583,775	1.4%
Professional consultancy services	1,302,960	2.2%	4,734,892	2.5%	5,453,986	701,035	1.7%
Total	60,078,321	100.0%	187,920,609	100.0%	318,110,790	40,888,802	100.0%

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. DISAGGREGATED REVENUE (cont.)

The following table sets forth a breakdown of gross profit and gross profit margin for the years ended March 31, 2023, 2024 and 2025, respectively:

	Year ended March 31, 2023
Category	Revenue	Cost of revenue	Gross profit	Gross profit margin
	HK$	HK$	HK$	%
Construction management and engineering design services	77,483,493	56,694,345	20,789,148	26.8%
Maintenance services	1,542,361	943,812	598,549	38.8%
Asset management services	2,893,668	1,137,204	1,756,464	60.7%
Professional consultancy services	2,565,817	1,302,960	1,262,857	49.2%
Total	84,485,339	60,078,321	24,407,018	28.9%

	Year ended March 31, 2024
Category	Revenue	Cost of revenue	Gross profit	Gross profit margin
	HK$	HK$	HK$	%
Construction management and engineering design services	230,970,927	176,780,306	54,190,621	23.5%
Maintenance services	7,028,760	2,466,118	4,562,642	64.9%
Asset management services	5,990,000	3,939,293	2,050,707	34.2%
Professional consultancy services	7,990,188	4,734,892	3,255,296	40.7%
Total	251,979,875	187,920,609	64,059,266	25.4%

	Year ended March 31, 2025
Category	Revenue	Cost of revenue	Gross profit	Gross profit margin
	HK$	HK$	HK$	%
Construction management and engineering design services	357,667,837	305,155,090	52,512,747	14.7%
Maintenance services	4,888,206	2,742,499	2,145,707	43.9%
WaaS	391,925	217,503	174,422	44.5%
Asset management services	6,990,000	4,541,712	2,448,288	35.0%
Professional consultancy services	8,231,783	5,453,986	2,777,797	33.7%
Total	378,169,751	318,110,790	60,058,961	15.9%

20. OTHER INCOME

Other income consists of the followings:

	Years ended March 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Government subsidies (note a)	257,074	—	638,400	82,058
Exchange difference on foreign currency translation	9,720	—	—	—
Bad debt recovered	—	—	96,969	12,464
Loan interest income from WSL (note 10)	—	40,000	40,000	5,142
Loan interest income from TSL (note 10)	—	—	148,963	19,147
Others	259	1,800	42,886	5,512
	267,053	41,800	967,218	124,323

(a)

For the year ended March 31, 2023, the government subsidies were granted by the Employment Support Scheme (“ESS”) under the Anti-epidemic fund from the Hong Kong Government to provide financial support to enterprises. Employers participating in ESS were required to undertake and warrant that they would: (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to their employees. There were no unfulfilled conditions nor other contingencies attached to the ESS funding.

For the year ended March 31, 2025, the government subsidies were granted by the Construction Innovation and Technology Fund (“CITF”) established by the Development Bureau (“DEVB”) of Hong Kong Government to provide financial support to enterprises in Hong Kong construction industry. There were no unfulfilled conditions nor other contingencies attached to the CITF funding.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. TAXES

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

Hong Kong

Kamui Development Group Limited, Kamui Cold Chain Engineering & Service Limited, Kamui Construction & Engineering Group Limited and Kamui Logistics Automation System Limited, Reitar Logtech Group Limited, Reitar Cold Chain Limited, Reitar Properties Leasing Limited, Reithub Consulting Limited, Reitar Asset Management Limited, Cogen Advisory Limited, Cogen Investment (WS) Limited and Winner Logistics Network Limited are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax law, all the above-mentioned Hong Kong companies are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Significant components of the income tax expenses are as follows:

	Years ended March 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Current:
Hong Kong	1,994,996	5,806,012	6,431,499	826,681
Total income tax expenses	1,994,996	5,806,012	6,431,499	826,681

The following table reconciles Cayman Islands statutory rates to the effective tax rate:

	Years ended March 31,
	2023	2024	2025
Income tax rate in the Cayman Islands, permanent tax holiday	0.0%	0.0%	0.0%
Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Income not taxable	(2.8)%	—	(6.9)%
Under provision of prior year	(0.4)%	—	(0.3)%
Tax concession	(0.6)%	(0.7)%	(2.0)%
Change in valuation allowance (note (a))	8.4%	7.0%	65.2%
Effective tax rate	21.1%	22.8%	72.5%

Note:

(a)	Change in valuation allowance represents valuation allowance of deferred tax assets recorded for the years ended March 31, 2023, 2024 and 2025 from certain subsidiaries of the Company in Hong Kong.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. TAXES (cont.)

Deferred tax

The deferred tax assets which are principally comprised of net operating losses. The deferred tax assets consist of the following components:

	As of March 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Deferred tax assets	1,437,150	2,350,700	4,128,600	530,675
Valuation allowance	(1,437,150)	(2,350,700)	(4,128,600)	(530,675)
Net deferred tax assets	—	—	—	—

Movements of valuation allowance were as follows:

	For the years ended March 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Balance, beginning of the year	(643,500)	(1,437,150)	(2,350,700)	(302,150)
Additions	(793,650)	(913,550)	(1,777,900)	(228,525)
Balance, end of the year	(1,437,150)	(2,350,700)	(4,128,600)	(530,675)

As of March 31, 2023, 2024 and 2025, the Company had HK$8,710,000 , HK$14,246,600 and HK$25,021,900 (US$3,216,224) of net operating loss carryforwards available to reduce future taxable income, respectively. All the net operating loss carryforwards will carryforward indefinitely.

During the years ended March 31, 2023, 2024 and 2025, the Company recognized the valuation allowance of HK$793,650, HK$913,550 and HK$1,777,900 (US$228,525), respectively, against its deferred tax asset. Management determined it was more likely than not that the deferred tax asset will not be realized and recorded a 100% valuation allowance for the years ended March 31, 2023, 2024 and 2025.

22. Related party balances and transactions

Nature of relationships with related parties

Name	Relationship
JingXing Storage Equipment Engineering (H.K.) Company Limited (“JingXing”)(i)	A wholly owned subsidiary of KGDL
Compass Engineering Limited(i)	A wholly owned subsidiary of KGDL
Kamui Construction Management Limited	Entity controlled by management of the Company
Star Capital Investment Limited (“Star Capital”)	Entity controlled by Mr. Chan
Ginger Limited (“Ginger”)	Entity controlled by Mr. Chan
NEXX Global Limited (“NEXX”)	Entity controlled by Mr. Chan
Mr. Hau Lim Chung (“Mr. Chung”)	Director of the Company
Mr. Yuxi Liang (“Mr. Liang”)	Non-controlling shareholder of Cogen Advisory Limited
Mr. Ka Ho Chiu (“Mr. Chiu”)	Non-controlling shareholder of Cogen Advisory Limited

(i)	On January 16, 2023, Mr. Chung and Mr. Yiu disposed of their 100% equity interest in KGDL. JingXing and Compass Engineering Limited, which were subsidiaries of KGDL, were not regarded as related parties of the Company after January 16, 2023.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22. Related party balances and transactions (cont.)

The amounts due from related parties consists of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Due from Star Capital	—	12,295,575	1,580,428
Due from Ginger	—	20,865	2,682
Due from NEXX	—	285,787	36,734
Total	—	12,602,227	1,619,844

The amounts due from the related parties are unsecured, interest free with no specific repayment terms. The amounts are of non-trade nature.

The amounts due to related parties consists of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Due to Star Capital	5,150	—	—
Due to Mr. Liang	734,485	1,197,517	153,924
Due to Mr. Chiu	908,766	969,750	124,649
Total	1,648,401	2,167,267	278,573

The amounts due to the related parties are unsecured, interest free with no specific repayment terms. The amounts are of non-trade nature.

In addition to the related party balances above, the Company has the following significant related party transactions incurred as below:

	Years ended March 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Revenue from JingXing	1,809,486	—	—	—
Revenue from Smartmore	—	1,742,678	—	—
Revenue from NEXX	—	—	490,375	63,031
Revenue from Star Capital	—	—	1,000,000	128,536
Subcontracting cost to Smartmore	—	—	16,563,785	2,129,049
Subcontracting cost to Compass Engineering Limited	137,200	—	—	—
Consultancy fee to Compass Engineering Limited	75,320	—	—	—
Subcontracting cost to JingXing	749,418	—	—	—
Management fee paid to KGDL	3,600,000	—	—	—
Acquisition of machinery from NEXX	—	—	2,977,788	382,754
Acquisition of leasehold improvement	6,165,000	—	—	—
Constructive dividend	1,088,580	—	—	—

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23. riskS AND UNCERTAINTIES

Credit risk

The Company’s assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances, contracts receivable and contract assets, and other receivables.

Bank balances

The Company believes that there is no significant credit risk associated with cash in Hong Kong, which was held by reputable financial institutions in the jurisdiction where the Company’s Hong Kong subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$63,695) if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2025, cash balance of HK$20,396,353 (US$2,621,673) was maintained at financial institutions in Hong Kong and approximately HK$500,000 was insured by the Hong Kong Deposit Protection Board.

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

Customers concentrations

For the year ended March 31, 2023, four customers accounted for 24.0%, 20.9%, 19.4% and 16.9% of total revenue . For the year ended March 31, 2024, two customers accounted for 69.3% and 10.4% of total revenue . For the year ended March 31, 2025, two customers accounted for 61.5% and 23.5% of total revenue. No other customer accounts for more than 10% of revenue for the years ended March 31, 2023, 2024 and 2025.

As of March 31, 2024, three customers accounted for 36.2%, 16.9% and 16.7% of the total balance of contracts receivable. As of March 31, 2025, two customers accounted for 64.5% and 12.3% of the total balance of contracts receivable. No other customer accounts for more than 10% of contracts receivable as of March 31, 2024 and 2025.

Contract assets concentrations

As of March 31, 2024, one customer accounted for 82.8% of the total balance of contract assets. As of March 31, 2025, two customers accounted for 51.6% and 44.9% of the total balance of contract assets. No other customer accounts for more than 10% of contract assets as of March 31, 2024 and 2025.

As of March 31, 2024, one customer accounted for 100% of retention receivable. As of March 31, 2025, one customer accounted for 100% of retention receivable. No other customer accounts for more than 10% of retention receivable as of March 31, 2024 and 2025.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23. riskS AND UNCERTAINTIES (cont.)

Subcontractors concentrations

For the year ended March 31, 2023, two subcontractors accounted for 13.8% and 10.6% of total purchases. For the year ended March 31, 2024, one subcontractor accounted for 19.6% of total purchases. For the year ended March 31, 2025, one subcontractor accounted for 19.2% of total purchases. No other subcontractor accounts for more than 10% of purchases for the years ended March 31, 2023, 2024 and 2025.

As of March 31, 2024, two subcontractors accounted for 27.5% and 10.2% of the total balance of accounts payable. As of March 31, 2025, two subcontractors accounted for 19.8% and 13.7% of the total balance of accounts payable. No other subcontractor accounts for more than 10% of accounts payable as of March 31, 2024 and 2025.

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

24. Shareholders’ equity

Ordinary shares

The Company was incorporated under the laws of the Cayman Islands as an exempt company with limited liability on September 15, 2022. The authorized number of ordinary shares was 500,000,000 shares with a par value of US$0.0001 each.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. Shareholders’ equity (cont.)

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

Dividend distributions

No dividend was declared for the years ended March 31, 2023, 2024 and 2025.

Constructive dividend

The Company declared constructive dividend of HK$1,088,580 (US$138,674) for the year ended March 31, 2023. It represents amount due from a related party controlled by Mr. Chung and Mr. Yiu, the shareholders, which collectability is no longer probable as of March 31, 2023. The amount is recorded as constructive dividend and debited to retained earnings.

25. SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after March 31, 2025 up through August 15, 2025, which is the date that these consolidated financial statements are available to be issued. There were no other material subsequent events that require disclosure in these consolidated financial statements other than disclosed below.

Acquisition of Jingxing Storage Equipment Engineering

On May 30, 2025, our wholly-owned subsidiary, KLA-iBotics Holdings Limited, completed the acquisition of the entire issued share capital of Jingxing Holdings Limited, which owns Jingxing Storage Equipment Engineering (H.K.) Company Limited. The aggregate consideration was satisfied through the allotment and issuance of 7,000 Class A ordinary shares by KLA-iBotics Holdings Limited to the vendors. Following the completion of this acquisition, our subsidiary Kamui Development Group Limited holds 3,000 Class B ordinary shares representing 30.0% of the equity interest and approximately 89.6% of the voting control in KLA-iBotics Holdings Limited. Jingxing Storage Equipment Engineering (H.K.) Company Limited, incorporated in Hong Kong in 2000, specializes in high-density storage systems and material handling equipment for logistics providers and retail chain stores.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of combined subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08(e)(3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company. The subsidiary did not pay any dividends to the Company for the periods presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiaries under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiaries” and the income (loss) of the subsidiaries is presented as “Equity income (loss) of subsidiaries”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The following presents condensed parent company only financial information of Reitar Logtech Holdings Limited.

Condensed Balance Sheets

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	—	95,869	12,323
Amount due from a subsidiary	—	57,347,085	7,371,185
Total current assets	—	57,442,954	7,383,508
NON-CURRENT ASSET
Interest in a subsidiary	2,372	2,372	305
Total non-current asset	2,372	2,372	305
Total assets	2,372	57,445,326	7,383,813

CURRENT LIABILITIES
Amount due to subsidiaries	17,073	1,515,556	194,804
Accrual	69,629	—	—
Total current liabilities	86,702	1,515,556	194,804
Total liabilities	86,702	1,515,556	194,804

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY (DEFICIT)
Ordinary shares: US$0.00000005 par value, 1,000,000,000,000 shares authorized as of March 31, 2024 and 2025, 60,000,000 shares issued and outstanding as of March 31, 2024 and 2025
Class A ordinary shares, US$0.00000005 par value, 900,000,000,000 shares authorized; 40,000,000 shares issued and outstanding as of March 31, 2024 and 2025	16	17	2
Class B ordinary shares, US$0.00000005 par value, 100,000,000,000 shares authorized; 20,000,000 shares issued and outstanding as of March 31, 2024 and 2025	8	8	1
Additional paid-in capital	2,348	56,884,616	7,311,741
Accumulated losses	(86,702)	(954,871)	(122,735)
Total shareholders’ (deficit) equity	(84,330)	55,929,770	7,189,009
Total liabilities and shareholders’ (deficit) equity	2,372	57,445,326	7,383,813

Condensed Statements of Loss

	Years ended March 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Operating expenses	(28,673)	(58,029)	(856,149)	(110,047)
Other income (expenses)
Bank interest income	—	—	7,098	912
Other expense	—	—	(19,118)	(2,457)
Total other income (expenses), net	—	—	(12,020)	(1,545)
Loss before income tax expenses	(28,673)	(58,029)	(868,169)	(111,592)
Income tax expenses	—	—	—	—
Net loss	(28,673)	(58,029)	(868,169)	(111,592)

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

Condensed Statements of Cash Flows

	Years ended March 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Cash flows from operating activities
Net loss	(28,673)	(58,029)	(868,169)	(111,592)
Changes in operating assets and liabilities:
Accrual	—	69,629	(69,629)	(8,950)
Net cash (used in) generated from operating activities	(28,673)	11,600	(937,798)	(120,542)
Net cash generated from investing activities	—	—	—	—
Net cash generated from financing activities	—	—	—	—
Proceeds from IPO, net	—	—	67,406,579	8,664,196
Changes in amount due from a subsidiary	—	—	(67,871,395)	(8,723,941)
Changes in amount due to subsidiaries	28,673	(11,600)	1,498,483	192,610
Net cash generated from (used in) financing activities	28,673	(11,600)	1,033,667	132,865
Net increase in cash and cash equivalents	—	—	95,869	12,323
Cash and cash equivalents at the beginning of the year	—	—	—	—
Cash and cash equivalents at the end of the year	—	—	95,869	12,323

(i)	Basis of Presentation

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

26. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

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

As of March 31, 2024 and 2025, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.