Form 20-F
period 2026-03-31
Reitar Logtech Holdings Ltd
filed 2026-08-17
CIK 1951229

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

Class A ordinary shares outstanding as of March 31, 2026	45,633,750
Class B ordinary shares outstanding as of March 31, 2026	16,810,000

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

This annual report includes our audited consolidated financial statements for the years ended March 31, 2024, 2025 and 2026, and the related notes.

Our reporting currency is Hong Kong dollars. This annual report contains translations from Hong Kong dollars to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, the exchange rate used for conversion of Hong Kong dollars into U.S. dollars for financial figures for the year ended and as of March 31, 2026 is US$1 = HK$7.8400, as published in H.10 statistical release of the United States Federal Reserve Board on March 31, 2026. We make no representation that the Hong Kong dollars or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate or at all.

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

Our Corporate Structure

We do not have a VIE structure. Reitar Logtech Holdings Limited owns 100% equity interest of Reitar Logtech Engineering Limited and Reitar Capital Partners Limited, which in turn, indirectly own our operating subsidiaries in Hong Kong. The chart below illustrates our corporate structure of major subsidiaries as of the date of this annual report.

Reitar Logtech Holdings Limited (Cayman)
100%
100%
Reitar Logtech Engineering Limited (BVI)
Reitar Capital Partners Limited (Cayman)
100%
Kamui Development Group Limited (HK)
100%
Reitar Logtech Group Limited (HK)
100%
100%
30%
51%
Kamui Cold Chain Engineering & Service Limited (HK)
KLA-iBotics Holdings Limited (BVI)
Kamui Construction Engineering Group Limited (HK)
Cogen Advisory Limited (HK)
100%
100%
Kamui Logistics Automation System Limited (HK)
Jingxing Holdings Limited (BVI)
100%
Jingxing Storage Equipment Engineering (H. K.) Limited (HK)

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

Cash is transferred through our organization in the following manner: (i) fund may be transferred from our Cayman Islands holding company to our operating subsidiaries in Hong Kong through our BVI subsidiaries in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by our operating subsidiaries in Hong Kong to the Company through our BVI subsidiaries. In the years ended March 31, 2024, 2025 and 2026 and up to the date of this annual report, except from transfer of cash, no other types of assets has been made between our Cayman Islands holding company and subsidiaries.

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

We derive our revenue from our services and are subject to counterparty risks such as our customer’s inability to pay. As of March 31, 2025 and 2026, our net contract receivables amounted to HK$32.1 million and HK$92.2 million (US$11.8 million), respectively. There can be no assurance that we will be able to collect our trade receivables on a timely basis, and our trade receivable turnover days may increase, which in turn could materially and adversely affect our liquidity, financial condition and results of operations.

We receive progress payment from our customers in some of our projects. Progress payment is generally made monthly with reference to the progress of work performed during the month. A portion of contract value is usually withheld by our customers as retention money. However, there is no assurance that our retention money will be released to us by our customers on a timely manner and in full.

Contract asset is recognized when (i) we complete our work under such service contracts but it is yet to be certified by authorized persons or external consultants appointed by customers, or (ii) our customers retain retention money to secure the due performance of the contracts. Any amount previously recognized as a contract asset is reclassified to trade receivables at the point at which it is invoiced to our customer. We recorded contract assets of HK$91.1 million and HK$65.6 million (US$8.4 million) as of March 31, 2025 and 2026.

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

Our customer base consists of selected property, warehouse or land for specific logistics operators in Hong Kong. Our top five customers collectively accounted for approximately 94.6%, 97.1% and 76.8% of our total revenue for the years ended March 31, 2024, 2025 and 2026, respectively. Although we strive to provide excellent service and experience to our customers, we cannot guarantee that these top customers will continue to use our services at levels commensurate with previous periods, or that they will not terminate the use of our services in the future. Any decrease of services by our top customers would lower our revenue, which would adversely affect our profitability.

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

Our gross profit for the years ended March 31, 2024, 2025 and 2026 amounted to HK$64.1 million, HK$60.1 million and HK$15.5 million (US$2.0 million), respectively; while our gross profit margins were approximately 25.4%, 15.9% and 7.0% respectively. The trend of our historical financial information is a mere analysis of our past performance only and does not have any positive implication or may not necessarily reflect our financial performance in the future which will depend on our capability to secure new business opportunities and to control our costs.

There is no assurance that our operating and financial results in the future will remain at a level comparable to those recorded for the years ended March 31, 2024, 2025 and 2026 or will not decline and that we will be able to achieve the performance as we did for the years ended March 31, 2024, 2025 and 2026. Investors should not solely rely on our historical financial information as an indication of our future financial or operating performance since our financial condition and prospects would be materially and adversely affected by any future decrease in our profit margin.

We had a concentration of credit risk because we derived our revenue from a limited number of customers.

For the year ended March 31, 2024, two customers accounted for 69.3% and 10.4% of our total revenue. For the year ended March 31, 2025, two customers accounted for 61.5% and 23.5% of our total revenue. For the year ended March 31, 2026, two customers accounted for 33.8% and 20.4% of our total revenue. Generally, we either require prepayment in full or offer alternate payment plans for customers to prepay a certain percentage with the remainder to be settled after our service is rendered. We cannot assure you that we will not see concentration of contracts receivable from a small number of customers in the future. In such case, if any of these customers defaults on its payment obligations to us, we will not be able to recover the related contracts receivable, and our business, financial condition and results of operations may be materially and adversely affected.

Our success depends to a substantial degree upon our senior management and other key personnel, and our business operations would be negatively affected if we fail to attract and retain highly competent senior management.

For the year ended March 31, 2024, two customers accounted for 69.3% and 10.4% of our total revenue. For the year ended March 31, 2025, two customers accounted for 61.5% and 23.5% of our total revenue. For the year ended March 31, 2026, two customers accounted for 33.8% and 20.4% of our total revenue. Generally, we either require prepayment in full or offer alternate payment plans for customers to prepay a certain percentage with the remainder to be settled after our service is rendered. We cannot assure you that we will not see concentration of contracts receivable from a small number of customers in the future. In such case, if any of these customers defaults on its payment obligations to us, we will not be able to recover the related contracts receivable, and our business, financial condition and results of operations may be materially and adversely affected.

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

In the course of auditing our consolidated financial statements as of and for each of the years ended March 31, 2024, 2025 and 2026, we identified certain areas of inadequacy in our internal control over financial reporting for the above-mentioned periods.

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

We have been operating in the logistics solution market since 2015. With the growth of our business and in order to facilitate international capital raising, we underwent an offshore reorganization in the second half of 2022 as follows:

●	Reitar Logtech Holdings Limited was incorporated in the Cayman Islands as our offshore holding company in September 2022;

●	in November 2022, Reitar Logtech Holdings Limited acquired 100% equity interest of Reitar Logtech Engineering Limited, a limited liability company incorporated in the British Virgin Islands, or BVI, which directly owns 100% equity interest of Kamui Development Group Limited and indirectly owns 100% equity interest of each of Kamui Logistics, Kamui Cold Chain, Kamui Construction and Vincit Build Solution, where Kamui Cold Chain owns 75% equity interest in Vincit EngTech and Vincit Build Solution owns 100% equity interest in Alvin Design and Construction Company Limited; and

●	in November 2022, Reitar Logtech Holdings Limited further acquired 100% equity interest of Reitar Capital Partners Limited, a limited liability company incorporated in the BVI, which directly owns 100% of Reitar Logtech Group and indirectly owns 100% equity interest of each of Reitar Cold Chain, Reitar Properties Leasing, Reithub Consulting and Reitar Asset Management and 51% equity interest of Cogen Advisory Limited, where Cogen Advisory Limited owns 100% equity interest in Cogen Investment (WS) Limited and Cogen Operation Limited.

●	in May 2025, the Group acquired 30% equity interest of Jingxing Storage Equipment Engineering (H.K.) Limited., a company incorporated in Hong Kong engaging in the design, supply and installation of storage racking system and became one of our Operating Subsidiaries after the acquisition.

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

As one of the first movers into the property + logistics technology, or PLT, solution industry in Hong Kong, we have been operating in the logistics solution market since 2015 and two of our co-founders and directors have been working in this sector for over 20 years. We provide PLT solutions through Reitar Group, and construction management and engineering design services through Kamui Group. In the second half of 2022, we underwent a corporate reorganization whereby our Company acquired Kamui Group and Reitar Group. Over years of experience working in the logistics sector, we have gained in-depth professional expertise and developed strong connections with upstream and downstream players in the industry, including investment funds, landowners, both local and international 3PLs, suppliers, and equipment manufacturers. Our know-how relating to our customers’ operations which was obtained through years of services represents a key competitive advantage for us. The logistics service market in Hong Kong is dominated by a limited number of key 3PL operators, and we have built close business relationships with some of them. As a result, we relied on a small number of customers for the majority of our total revenue for the years ended March 31, 2024, 2025 and 2026.

Our leading market position, one-stop service business model, first-mover advantage, in-depth know-how and well-established customer base have enabled us to generate significant growth. For the years ended March 31, 2024, 2025 and 2026, our revenue was HK$252.0 million, HK$378.2 million and HK$222.0 million (US$28.3 million) and our net income was HK$19.6 million, HK$2.4 million and net loss of HK$147.5 million (US$18.8 million), respectively.

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

As of March 31, 2025 and 2026, we have 41 and 62 ongoing consultancy projects of a total awarded sum of HK$32.8 million and HK$27.7 million (US$3.5 million), respectively, where we provide professional consultancy services as to feasibility study, renovation, development and/or interior design work for a number of residential and commercial premises.

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

Our customers are mainly based in Hong Kong. In the years ended March 31, 2024, 2025 and 2026, we had 22, 56 and 117 customers, respectively. Our customers include leading 3PLs in Hong Kong, which we have long-term business relationships with.

Our top five customers, based on revenue, accounted for approximately 94.6%, 97.1% and 76.8% of our revenue in the years ended March 31, 2024, 2025 and 2026. The logistics service market in Hong Kong is dominated by a limited number of key 3PL operators, and we have built close business relationships with some of them. As a result, we relied on a small number of customers for the majority of our total revenue for the years ended March 31, 2024, 2025 and 2026. One customer accounted for 61.5% of the Group’s total revenue in FY2025 due to a construction project in relation to an automated fire systems in Lantou Island, Hong Kong. The reason for the significantly elevated revenue concentration in FY2025 was due to the large project size. Such high concentration with such customer may not persist in the future as the majority amount of revenue has already been recognized in FY2025. One customer accounted for 33.8% of the Group’s total revenue in FY2026 due to a construction project in relation to a comprehensive fit-out and construction package for the warehouse in Hong Kong. The reason for the significantly elevated revenue concentration in FY2026 was due to the large project size.

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

We have certain policies and procedures to address client complaints. In the years ended March 31, 2024, 2025 and 2026 and up to the date of this annual report, we did not receive any material complaints or requests for any kind of compensation from the clients due to quality deficiencies in relation to services provided by us or work performed by our subcontractors.

Major contract terms

In the years ended March 31, 2024, 2025 and 2026, we entered into contracts with subcontractors on a case-by-case basis. Key terms agreed to with subcontractors generally include the scope of services, fees payable, the expected length of a fit-out period, and the amount and types of materials to be supplied. We will receive invoices after subcontractors have rendered services or delivered the materials to us.

Payment to subcontractors

Depending on the nature, scale and length of the projects, we generally make progress payments to the subcontractors with reference to the work schedule, unless we have agreed beforehand on an alternate method and timing of the payments. For procuring materials, we generally make either payment in full to the subcontractors upon receipt of any materials to be supplied or a deposit payment upon engagement, with the remaining payments made upon the receipt of materials. In the years ended March 31, 2024, 2025 and 2026, our subcontractors generally offer credit terms of 30 days to us. We generally settle payments within 30 days after we receive the subcontractors’ invoices.

Our staff monitors various aspects at each stage of the projects including, among other things, proper project planning, addressing clients’ complaints, careful selection of subcontractors, and regular inspection and supervision at work sites, in an effort to sustain the standards for quality assurance.

Suppliers

Our suppliers mainly consist of suppliers for materials and equipment such as refrigeration, storage and electrical equipment, and subcontractors for electrical and mechanical engineering, air-conditioning, renovation and decoration and water treatment equipment. In the years ended March 31, 2024, 2025 and 2026, our suppliers are mainly situated in Hong Kong and mainland China while our purchases are mainly denominated in Hong Kong dollars and RMB.

Our top five suppliers, based on cost of revenue, accounted for approximately 46.9%, 43.0% and 60.5% of our cost of revenue in the years ended March 31, 2024, 2025 and 2026, respectively.

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

Employees

We had 52, 56 and 41 employees as of March 31, 2024, 2025 and 2026. As of March 31, 2025, we had three in asset management, 23 in development and construction management, one in logistics technology and engineering solution, nine in professional consultancy, nine in business strategy and innovation technology, five in corporate communication, three in accounting and finance, and three in human resources and administration.

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

Health, Work Safety, Social and Environmental Matters

We endeavor to provide a safe and healthy working environment to our employees and subcontractors at work sites, requiring people at work sites to strictly comply with relevant safety requirements. We require strict implementation of safety measures under the supervision of the responsible construction management team or relevant subcontractors’ management. The regular inspections by the responsible construction management team at work sites are intended to ensure the work is conducted in such a manner that reduces, as much as practicable, the risks of injury and damage to persons and properties. In the years ended March 31, 2024, 2025 and 2026 and up to the date of this annual report, there were no material accidents in the course of our business operation which gave rise to claims and compensation paid to our employees and also no interruptions in our business which may or have had a significant effect on our financial position.

As we primarily conduct our business in Hong Kong, our business operations are subject to various regulations and rules promulgated by the Hong Kong government including environmental laws and regulations. In the years ended March 31, 2024, 2025 and 2026 and up to the date of this annual report, the cost of compliance with applicable environmental laws and regulations was insignificant. For details, see “Item 4. Information on the Company—Regulation—Hong Kong Laws and Regulations relating to Environmental Protection for Construction Projects”.

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

Construction Industry Council Ordinance (Chapter 587 of the Laws of Hong Kong)

Pursuant to the Construction Industry Council Ordinance (Chapter 587 of the Laws of Hong Kong), or the Construction Industry Council Ordinance, a Construction Industry Levy at the rate of 0.5% is imposed in respect of all construction work or operations carried out in Hong Kong with a total value exceeding HK$1 million. Construction operations include, among other things, building work; construction, alteration, repair, maintenance, extension, demolition or dismantling of buildings or structures, power-lines, telecommunications apparatus or pipelines; supply and installation of fittings or equipment in any building or structures; external or internal cleaning of any buildings or structures, which is carried out in the course of construction or maintenance of such buildings or structures; painting or decorating any external or internal surfaces or parts of any buildings or structures; and operations which form an integral part of, or are preparatory to any of the above operations. The person appointed as a contractor under the Buildings Ordinance (Cap. 123) in respect of the constructions operations in question or, if no such person is appointed, the person who carries out the construction operations is responsible for paying the Construction Industry Levy to the Construction Industry Council. For the years ended March 31, 2024, 2025 and 2026, we were not subject to any obligation to pay any Construction Industry Levy with respect to any of our clients’ projects in which we were involved, but as our business further develops and expands in the future, we may be required to pay such levy if and when we begin to be engaged in activities to which such levy applies.

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

Deconsolidation of Vincit Build Solution Co., Limited (“VBS”)

On September 30, 2025, the Company entered into an sales and purchase agreement (the “Agreement”) with Trico Partners Limited (“Trico Partners”) pursuant to which Trico Partners further acquired a 2% equity interest in VBS with a consideration of HK$5,000 (US$641).Upon closing of the agreement, the Company released total 51% equity interests to Trico Partners. Therefore, starting from September 30,2025, the Company has no power to direct the relevant activities of VBS due to the loss of control over VBS. Accordingly, the Company deconsolidated VBS and its wholly owned subsidiary, Alvin Design And Construction Company Limited, which indicates that A parent shall deconsolidate a subsidiary or derecognize a group of assets as of the date the parent ceases to have a controlling financial interest in that subsidiary or group of assets.

The Company deconsolidate VBS and its subsidiary from the Company’s financial statements and record the 49% ownership of VBS as investment in an associate.

	HK$	US$
Consideration	5,000	638
Add: Fair value of retained interest in VBS	122,500	15,625
Add: Carrying amount of VBS’s net liabilities	22,289,727	2,843,077
Gain on deconsolidation	22,417,227	2,859,340
Non-controlling interest	(10,275,166)	(1,310,608)
Net gain from deconsolidation of subsidiaries	12,142,061	1,548,732

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

Key Components of Results of Operations

Revenue

We derive our revenue primarily from provision of construction management and engineering design services. For the years ended March 31, 2024, 2025 and 2026, we generated total revenue of HK$252.0 million, K$378.2 million and HK$222.0 million (US$28.3 million), respectively. The following table sets forth the breakdown of our revenue for the periods indicated:

	Years ended March 31,
	2024	2025	2026	2026
	HK$	HK$	HK$	US$
Service lines:
Construction management and engineering design services:
Construction management and engineering design services	230,970,927	357,667,837	191,382,877	24,411,081
Maintenance services	7,028,760	4,888,206	—	—
WaaS	—	391,925	1,186,047	151,282
Construction consultancy services	—	—	6,255,000	797,832
Sub-total	237,999,687	362,947,968	198,823,924	25,360,195
Provision of cold storage facilities, trading of food and agricultural products, asset management and professional consultancy services:
Asset management services	5,990,000	6,990,000	396,257	50,543
Professional consultancy services	7,990,188	8,231,783	7,183,907	916,314
Rental income of cold storage facilities	—	—	9,817,277	1,252,204
Sales of food and agricultural products	—	—	5,802,965	740,174
Sub-total	13,980,188	15,221,783	23,200,406	2,959,235
Total	251,979,875	378,169,751	222,024,330	28,319,430

During the years ended March 31, 2024, 2025 and 2026, we derived revenue primarily from our construction management and engineering design services, and we also generated revenue from our asset management and professional consultancy services provided by the Reitar Group for the year ended March 31, 2024, 2025 and 2026 since we acquired 100% equity interest in Reitar Capital Partners Limited, which owns 100% equity interest of Reitar Group, in November 2022.

Our construction management and engineering design services mainly comprise three service lines, (i) construction management and engineering design services, (ii) maintenance services and (iii) warehouse as a service (“WaaS”). Our construction management and engineering design service mainly includes the management of construction projects for logistics infrastructure. We made use of our advanced logistics and cold chain and food processing technology platform to set up properties for use as a cold store warehouse or food factory to ensure that they meet the relevant requirements of government authorities for the relevant licenses. For the years ended March 31, 2024, 2025 and 2026, our revenue was principally derived from the provision of construction management and engineering design service, which contributed to HK$231.0 million, HK$357.7 and HK$191.4 million (US$24.4 million), representing 91.7%, 94.6 % and 86.2% of our total revenue, respectively.

Our maintenance services mainly include repair, software enhancement, cleaning or inspection services during the maintenance periods.

Our WaaS includes providing flexible, pay-per-use warehousing solution through the self-owned warehouse machinery for logistics operations.

Our asset management and professional consultancy services mainly comprise two service lines, (i) asset management services, and (ii) professional consultancy services. We provide comprehensive logistics real estate asset management support and technical consultancy services for customers that own investment or plan to invest in logistics real estate. For the year ended March 31, 2025, we generated revenue of HK$7.0 million and HK$8.2 million from our asset management services and professional consultancy services, respectively. For the year ended March 31, 2026, we generated revenue of HK$0.4 million (US$50,543 million) and HK$13.4 million (US$1.7 million) from our asset management services and professional consultancy services, respectively.

Our rental income of cold storage facilities includes providing provision of dedicated storage space, temperature and humidity control, inventory monitoring, loading and unloading support, product handling and segregation, and compliance with food safety and cold chain regulatory standards.

Our trading of food and agricultural products includes procurement from suppliers, selection of distributors and retail platforms, quality inspection, inventory handling, and delivery to customers in accordance with agreed specifications and logistics arrangements.

Cost of revenue

Our cost of revenue was H$187.9 million, HK$318.1 and HK$206.1 million (US$26.3 million), respectively, for the years ended March 31, 2024, 2025 and 2026. The trend of cost of revenue of each of the service lines was in line with the trend of the revenue of respective service line during the period.

The following table presents our cost of revenue by service lines for the periods indicated:

	Years ended March 31,
	2024	2025	2026	2026
	HK$	HK$	HK$	US$
Service lines:
Construction management and engineering design services:
Construction management and engineering design services	176,780,306	305,155,090	180,005,930	22,959,940
Maintenance services	2,466,118	2,742,499	—	—
Consultancy services	—	—	3,498,789	446,274
WaaS	—	217,503	171,600	21,888
Sub-total	179,246,424	308,115,092	183,676,319	23,428,102
Provision of cold storage facilities, trading of food and agricultural products, asset management and professional consultancy services:
Asset management services	3,939,293	4,541,712	—	—
Consultancy services	4,734,892	5,453,986	4,234,217	540,079
Rental income of cold storage facilities	—	—	13,137,505	1,675,702
Sales of food and agricultural products	—	—	5,463,647	696,894
Sub-total	8,674,185	9,995,698	22,835,369	2,912,675
Total cost of revenue	187,920,609	318,110,790	206,511,688	26,340,777

The following table presents our cost of revenue by nature for the periods indicated:

	Years ended March 31,
	2024	2025	2026	2026
	HK$	HK$	HK$	US$
Subcontracting fee	156,563,553	290,119,660	155,223,213	19,798,880
Staff cost	13,615,451	23,522,297	15,596,616	1,989,364
Amortization of right-of-use assets	—	—	13,137,505	1,675,702
Purchase of food and agricultural products	—	—	5,463,647	696,894
Others	17,741,605	4,468,833	17,090,707	2,179,937
Total cost of revenue	187,920,609	318,110,790	206,511,688	26,340,777

Our cost of revenue primarily consisted of subcontracting fee staff cost, and other costs such as material costs and insurance expenses. Subcontracting fee represents fees we paid to subcontractors to whom we outsourced part of the services we provide. Subcontracting fee accounted for 83.3%, 91.2% and 75.2% of total cost of revenue for the years ended March 31, 2024, 2025 and 2026, respectively.

Gross profit and gross profit margin

For the years ended March 31, 2024, 2025 and 2026, our gross profit was HK$64.1 million, HK$60.1 and HK$15.5 million (US$2.0 million), respectively. Our overall gross profit margin was 25.4%, 15.9% and 7.0%, respectively, for the same periods. Our overall gross profit and gross profit margin for each period are the combined effects of the respective gross profit and gross profit margin of our individual projects recognized during the respective period, which are dependent on various factors, including but not limited to (i) the nature of the projects; (ii) our pricing strategy at the time we tendered for the individual projects; and (iii) the progress of individual projects.

The following table presents our gross profit and gross profit margin by service lines for the periods indicated:

	Years ended March 31,
	2024		2025		2026
	Gross profit	Margin	Gross profit	Margin	Gross profit		Margin
	HK$		HK$		HK$	US$
Service lines:
Construction management and engineering design services	54,190,621	23.5%	52,512,747	14.7%	11,376,947	1,451,141	5.9%
Maintenance services	4,562,642	64.9%	2,145,707	43.9%	—	—	—
WaaS	—	—	174,422	44.5%	1,014,447	129,394	85.5%
Asset management services	2,050,707	34.2%	2,448,288	35.0%	396,257	50,543	100.0%
Professional consultancy services	3,255,296	40.7%	2,777,797	33.7%	5,705,901	727,793	42.5%
Rental income of cold storage facilities	—	—	—	—	(3,320,228)	(423,498)	(33.8)%
Sales of food and agricultural products	—	—	—	—	339,318	43,280	5.8%
Total	64,059,266	25.4%	60,058,961	15.9%	15,512,642	1,978,653	7.0%

Operating expenses

For the years ended March 31, 2024, 2025 and 2026, our operating expenses were HK$35.9 million, HK$50.3 million and HK$124.3 million (US$15.9 million), respectively. Our operating expenses included management fee, salary and allowance, depreciation, consultancy fee and others. The following table sets forth components of our operating expenses for the periods indicated:

	Years ended March 31,
	2024		2025		2026
	HK$	%	HK$	%	HK$	US$	%
Management fee	892,998	2.5%	892,998	1.8%	990,962	126,398	0.8%
Salary and allowance	15,509,419	43.2%	17,572,985	34.9%	21,423,994	2,732,653	17.2%
Depreciation of property and equipment	2,391,477	6.7%	2,435,879	4.8%	2,227,342	284,100	1.8%
Amortization of operating lease right-of-use assets	2,455,945	6.8%	2,859,872	5.7%	3,347,078	426,923	2.7%
Consultancy fee	45,000	0.1%	457,096	0.9%	559,060	71,309	0.4%
Provision for expected credit losses	7,022,680	19.6%	16,802,195	33.4%	79,620,079	10,155,622	64.0%
Auditor’s remuneration	2,734,800	7.6%	1,447,030	2.9%	2,354,221	300,283	1.9%
Others(1)	4,821,835	13.5%	7,821,342	15.6%	13,819,107	1,762,641	11.2%
Total	35,874,154	100%	50,289,397	100%	124,341,843	15,859,929	100%

Note:

(1)	Others primarily consisted of legal and professional fee and other miscellaneous expenses for administrative purposes.

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

Depreciation of property and equipment. Depreciation of property and equipment primarily consisted of the depreciation of the leasehold improvement in relation to our newly refurbished office at Kwun Tong and Shatin, Hong Kong and the machinery held by the Company.

Amortization of operating lease right-of-use assets. Amortization of operating lease right-of-use assets mainly consisted of the amortization of operating lease right-of-use assets in relation to the lease of our office at Kwun Tong and Shatin, Hong Kong.

Consultancy fee. Consultancy fee primarily consisted of consultancy fee for technical advice on automatic or other computerized equipment and cold chain storage projects.

Interest expense

Our interest expense primarily consisted of deemed interest on short-term bank loans.

Other income

The following table presents our breakdown of other income for the periods indicated:

	Years ended March 31,
	2024	2025	2026	2026
	HK$	HK$	HK$	US$
Government subsidies	—	638,400	—	—
Exchange difference	—	—	529,211	67,502
Bad debt recovered	—	96,969	—	—
Gain on deconsolidation of subsidiaries	—	—	12,142,061	1,548,732
Loan interest income	40,000	188,963	101,027	12,886
Advertising fee income	—	—	152,225	19,416
Management fee income	—	—	290,000	36,990
Waive of account payables	—	—	253,790	32,371
Others	1,800	42,886	15,653	1,997
Total	41,800	967,218	13,483,967	1,719,894

For the years ended March 31, 2024, 2025 and 2026, our other income was approximately HK$42,000, HK$967,000 and HK$13.5 million (US$1.8 million), respectively.

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

Gain on deconsolidation of subsidiaries. Gain on deconsolidation of subsidiaries primarily consisted of gain on deconsolidation on disposal 2% equity interest in Vincit Build Solution Co., Limited (“VBS”) on September 30, 2025 and the Company loss of control over VBS.

Management fee income. Management fee income primarily consisted of management fee charge for construction of racking storage system of the customers.

Waive of account payables. Waive of account payables income primarily consisted of waive of long ageing outstanding balance of accounts payable during the year.

Other expense

Our other expense for the years ended March 31, 2024, 2025 and 2026 primarily consisted of exchange loss arisen from the foreign exchange difference resulting from the fluctuation of RMB against the Hong Kong dollar.

Impairment loss on goodwill for the year ended March 31, 2024 primarily consisted of the impairment loss recognized on goodwill arising from acquisition of Alvin Design and Construction Company Limited (“Alvin Design”), currently our wholly owned subsidiary, in September 2023. Based on our qualitative analysis, which considered the reporting unit results, projections and additional business and industry specific considerations, we believe that the operation of Alvin Design is in an early stage and it is uncertain whether it will generate economic benefit in the foreseeable future. As such, we recognize goodwill impairment of HK$1,500,000 during the year ended March 31, 2024. We did not record any impairment loss on goodwill for the years ended March 31, 2025.

Impairment loss on goodwill for the year ended March 31, 2026 primarily consisted of the impairment loss recognized on goodwill arising from acquisition of Reitar Capital Partners Limited and WLN. Based on our qualitative analysis, which considered the reporting unit results, projections and additional business and industry specific considerations, we believe that the operation of Reitar Capital Partners Limited and WLN are uncertain whether it will generate economic benefit in the foreseeable future. As such, we recognize goodwill impairment of HK$35,124,140 (US$4,480,120) during the year ended March 31, 2026

Taxation

Hong Kong

For the years ended March 31, 2024, 2025 and 2026, we generated all of our taxable income in Hong Kong.

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

For the years ended March 31, 2024, 2025 and 2026, we are not aware of any material claims against us in relation to construction management and engineering design services provided.

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

As part of our offerings, we also lease warehouses to non-related parties under operating leases. Leases are classified as operating leases where we retain substantially all risks and rewards incidental to ownership. We recognize rental income from these operating leases in profit or loss on a straight-line basis over the lease term, net of any incentives given to the lessees. Initial direct costs that we incur in negotiating and arranging operating leases are added to the carrying amount of the leased assets and are recognized as an expense in profit or loss over the lease term on the same basis as the lease income. We recognize contingent rents as income in profit or loss in the period when they are earned. We have no obligations for returns, refunds, or similar obligations related to its WaaS agreements with customers. For the year ended March 31, 2026, the Company is not aware of any material claims against it in relation to WaaS.

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

(f) Provision of cold storage facilities

We provide cold storage facilities through the operation and management of temperature controlled warehouses and refrigerated storage environments. These services include, but are not limited to, the provision of dedicated storage space, temperature and humidity control, inventory monitoring, loading and unloading support, product handling and segregation, and compliance with food safety and cold chain regulatory standards. Through these integrated cold storage solutions, the Company enables customers to safeguard product quality, maintain supply chain integrity, and enhance logistics efficiency within refrigerated warehouse environments.

(g) Trading of food and agricultural products

We engage in the trading of food and agricultural products, including fresh produce and fresh vegetables. Activities include procurement from suppliers, selection of distributors and retail platforms, quality inspection, inventory handling, and delivery to customers in accordance with agreed specifications and logistics arrangements. The Company also manages product storage, transportation coordination, and compliance with applicable food safety and regulatory standards to ensure timely and reliable fulfillment of customer orders.

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

For the years ended March 31, 2024, 2025 and 2026, we are not aware of any material claims against us in relation to asset management services and professional consultancy services provided.

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

	Years ended March 31,
	2024	2025	2026	2026
	HK$	HK$	HK$	US$
Revenue	251,979,875	378,169,751	222,024,330	28,319,430
Cost of revenue	(187,920,609)	(318,110,790)	(206,511,688)	(26,340,777)
Gross profit	64,059,266	60,058,961	15,512,642	1,978,653

Operating expenses:
Management fee	(892,998)	(892,998)	(990,962)	(126,398)
Salary and allowance	(15,509,419)	(17,572,985)	(21,423,994)	(2,732,653)
Depreciation of property and equipment	(2,391,477)	(2,435,879)	(2,227,342)	(284,100)
Amortization of operating lease right-of-use assets	(2,455,945)	(2,859,872)	(3,347,078)	(426,923)
Consultancy fee	(45,000)	(457,096)	(559,060)	(71,309)
Provision for expected credit losses	(7,022,680)	(16,802,195)	(79,620,079)	(10,155,622)
Auditor’s remuneration	(2,734,800)	(1,447,030)	(2,354,221)	(300,283)
Others	(4,821,835)	(7,821,342)	(13,819,107)	(1,762,641)
Total operating expenses	(35,874,154)	(50,289,397)	(124,341,843)	(15,859,929)

Income (loss) from operation	28,185,112	9,769,564	(108,829,201)	(13,881,276)

Other income (expenses):
Bank interest income	195,319	849,735	268,049	34,190
Interest expense	(1,486,629)	(2,692,394)	(8,730,144)	(1,113,539)
Other income	41,800	967,218	13,483,967	1,719,894
Other expense	(1,600)	(22,084)	(17,472)	(2,229)
Fair value loss on promissory note	—	—	(6,731,190)	(858,570)
Impairment loss on goodwill	(1,500,000)	—	(35,124,140)	(4,480,120)
Total other expenses, net	(2,751,110)	(897,525)	(36,850,930)	(4,700,374)

Income (loss) before income tax expenses	25,434,002	8,872,039	(145,680,131)	(18,581,650)
Income tax expenses	(5,806,012)	(6,431,499)	(1,818,700)	(231,977)
Net income (loss) and total comprehensive income (loss)	19,627,990	2,440,540	(147,498,831)	(18,813,627)
Less: net (loss) income and total (loss) income attributable to non-controlling interests from continuing operation	(131,456)	(5,428,991)	5,566,259	709,982
Net income (loss) and total comprehensive income (loss) attributable to the company’s ordinary shareholders and total comprehensive income	19,759,446	7,869,531	(153,065,090)	(19,523,609)

Year ended March 31, 2026 compared to year ended March 31, 2025

Revenue. Our revenue decreased by 41.3% from HK$378.2 million for the year ended March 31, 2025 to HK$222.0 million (US$28.3 million) for the year ended March 31, 2026. This decrease was primarily due to revenue decline from our construction management and engineering design services segment, partially offset by growth from our provision of cold storage facilities, trading of food and agricultural, asset management and professional consultancy services segment.

For our construction management and engineering design services, we completed or had in-progress 45 projects for the year ended March 31, 2025, compared to 34 projects for the year ended March 31, 2026. The completed construction amount decreased from HK$357.7 million for the year ended March 31, 2025 to HK$164.2 million (US$20.9 million) for the year ended March 31, 2026, and there was no maintenance service income during the year. This decrease was partially offset by the additional construction revenue contributed by Jingxing Holdings Limited (“Jingxing”), which we acquired on May 30, 2025. Construction revenue generated from Jingxing for the period from May 31, 2025 to March 31, 2026 amounted to HK$27.2 million (US$3.5 million). As a result, revenue from our construction management and engineering design services segment decreased by 41.3%, from HK$362.9 million for the year ended March 31, 2025 to HK$192.6 million (US$24.6 million) for the year ended March 31, 2026.

In terms of our asset management services, we served three clients and one client for the years ended March 31, 2025 and 2026, respectively. The asset management services were terminated in April 2025, and no new clients were engaged during the year ended March 31, 2026. For our professional consultancy services, one of our major subsidiaries began providing logistics automation system upgrade consultancy services during the year ended March 31, 2026, generating additional consultancy revenue of HK$6.3 million. In addition, the Group commenced rental services of cold storage facilities and the trading of food and agricultural products during the year ended March 31, 2026, contributing HK$9.8 million and HK$5.8 million in revenue, respectively. Consequently, revenue from our asset management and professional consultancy services segment increased by 48.3%, from HK$15.2 million for the year ended March 31, 2025 to HK$29.5 million (US$3.8 million) for the year ended March 31, 2026, primarily driven by higher revenue from professional consultancy services.

Cost of revenue. Our cost of revenue decreased by 35.1%, from HK$318.1 million for the year ended March 31, 2025 to HK$206.5 million (US$26.3 million) for the year ended March 31, 2026. This decrease was primarily attributable to lower subcontracting costs and staff costs incurred for construction projects, partially offset by an increase in amortization of right-of-use assets of HK$13.1 million related to the provision of cold storage facilities, as well as HK$5.5 million in purchases of food and agricultural products during the year ended March 31, 2026.

Gross profit and gross profit margin. As a result of the foregoing, we recorded a decrease of 74.2% in our gross profit, from HK$60.1 million for the year ended March 31, 2025 to HK$15.5 million (US$1.9 million) for the year ended March 31, 2026. This was primarily due to the decrease in revenue mentioned above.

Our overall gross profit margin decreased from 15.9% for the year ended March 31, 2025 to 7.0% for the year ended March 31, 2026, primarily due to a reduction in the number of large construction projects, which typically carry higher gross profit margins. In addition, we recorded a gross loss of HK$3.3 million from the provision of cold storage facilities, as the Company required approximately two months to convert the normal storage facilities into cold storage facilities, during which no rental income was generated.

Operating expenses. Our total operating expenses increased by 91.9% from HK$50.3 million for the year ended March 31, 2025 to HK$124.3 million (US$15.9 million) for the year ended March 31, 2026. This was primarily due to an increase in salary and allowance of HK$3.9 million, a rise in the provision for expected credit losses of HK$62.8 million, and an increase in other expenses of HK$6.0 million. Our operating expenses as a percentage of our revenue was 56.0% for the year ended March 31, 2026, as compared with 13.3% for the year ended March 31, 2025.

●	Management fee. Our management fee increased from HK$0.9 million for the years ended March 31, 2025 to HK$1.0 million for the year ended March 31, 2026, primarily due to an increase in the property management fee payable to a third party.

●	Salary and allowance. Our salary and allowance increased from HK$17.6 million for the year ended March 31, 2025 to HK$21.4 million (US$2.7 million) for the year ended March 31, 2026, primarily due to the hiring of additional staff to support the administrative requirements of our new business of provision of cold storage facilities and trading of food and agricultural products.

●	Depreciation of property and equipment. Our depreciation decreased from HK$2.4 million for the year ended March 31, 2025 to HK$2.2 million (approximately US$284,000) for the year ended March 31, 2026 due to part of property, plant and equipment was fully depreciated during the year.

●	Amortization of operating lease right-of-use assets. Our amortization of operating lease right-of-use assets increased from approximately HK$2.9 million for the year ended March 31, 2025 to HK$3.3 million (approximately US$427,000) for the year ended March 31, 2026, primarily due to new tenancy agreements from acquisition of Jingxing Holdings Limited on May 30, 2025.

●	Consultancy fee. Our consultancy fee increased from approximately HK$457,000 for the year ended March 31, 2025 to approximately HK$559,000 (approximately US$71,000) for the year ended March 31, 2026. This was mainly due to seeking further technical advice from third parties on cold chain storage projects, in addition to the existing technical advice related to automatic and other computerized equipment.

●	Provision for expected credit losses. Our provision for expected credit losses increased from approximately HK$16.8 million for the year ended March 31, 2025 to HK$79.2 million (approximately US$10.2 million) for the year ended March 31, 2026, mainly as a result of an increase the expected credit loss on outstanding receivable from Hi-Speed Group with long outstanding balance.

●	Auditor’s remuneration. Our auditor’s remuneration increased from approximately HK$1.4 million for the year ended March 31, 2025 to HK$2.4 million (approximately US$300,000) for the year ended March 31, 2026, mainly due to the audit fees related to the spin-off process of the subsidiaries.

●	Others. Our other expenses increased from approximately HK$7.8 million for the year ended March 31, 2025 to HK$13.8 million (US$1.8 million) for the year ended March 31, 2026, primarily due to an increase in expenses for professional fees related to financial consultancy and officers’ liability insurance, overseas travel, and bank charges.

Bank interest income. We recorded bank interest income of approximately HK$268,000 (US$34,000) for the year ended March 31, 2026, primarily due to an decrease in term deposits with banks.

Interest expense. Our interest expense increased from approximately HK$2.7 million for the year ended March 31, 2025 to approximately HK$8.7 million (approximately US$1.1 million) for the year ended March 31, 2026, primarily due to an increase in short-term bank loans and operating lease interest for new tenancy agreement on during the year.

Other income. We recorded other income of approximately HK$967,000 and HK$13.5 million for the years ended March 31, 2025 and 2026, respectively. Other income for the year ended March 31, 2025 primarily consisted of government subsidies and interest income charged on short-term loans to third parties. For the year ended March 31, 2026, other income mainly comprised interest income on short-term loans to third parties, advertising fee income, management fee income, exchange gain, waiver of payable, and gain on deconsolidation of subsidiaries. The significant increase in other income was mainly attributable to the gain on deconsolidation of subsidiaries amounting to HK$12.1 million (US$1.5 million).

Income tax expenses. Our income tax expenses increased from approximately HK$6.4 million for the year ended March 31, 2025 to approximately HK$1.8 million (US$232,000) for the year ended March 31, 2026. This was primarily attributable to an decrease in taxable profits generated by one of our subsidiaries, Kamui Cold Chain Engineering & Service Limited.

Net income (loss). As a result of the foregoing, we recorded net income from operations of HK$2.4 million and net loss from operations of HK$147.5 million (approximately US$18.8 million) for the years ended March 31, 2025 and 2026, respectively. Our net income margin decreased from 0.6% for the year ended March 31, 2025 to net loss margin 66.4% for the year ended March 31, 2026.

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

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	Years ended March 31,
	2024	2025	2026	2026
	HK$	HK$	HK$	US$
Net cash used in operating activities	(18,736,428)	(62,354,617)	(75,172,590)	(9,588,338)
Net cash provided by (used in) investing activities	(12,826,481)	(8,749,679)	2,251,095	287,130
Net cash provided by financing activities	9,399,792	91,876,929	42,331,996	5,399,487
Net (decrease) increase in cash and cash equivalents	(22,163,117)	20,772,633	(30,589,499)	(3,901,721)

Operating activities

Our operating cash inflow is primarily from our operating activities principally from the receipt of payments for our provision of services, whereas our outflow from operating activities is principally for subcontracting fees payable to suppliers, payment of salaries and employee benefits and general and administrative expenses.

Net cash used in operating activities for the year ended March 31, 2026 was HK$75.2 million (US$9.6 million), primarily reflecting a net loss of HK$147.5 million (US$18.8 million), adjusted by (i) net non-cash items of HK$131.8 million (US$16.8 million); (ii) an increase of HK$69.4 million (US$8.8 million) in contract receivables mainly related to work-in-progress of a construction project near year end that was billed to customers but not yet settled; (iii) an increase of HK$16.9 million (US$2.1 million) in deposits paid for long-term insurance pledged for loan borrowings; (iv) an increase of HK$4.2 million (US$537,000) in prepayments for professional fees related to the spin-off of subsidiaries; (v) an increase of HK$39.2 million (US$5.0 million) in other receivables due to payments made to a cooperation partner to establish a joint venture and advances to a vendor for retainer fees for planned food-chain cooperation projects; (vi) an increase of HK$3.1 million (US$399,000) in deferred tax assets arising from tax losses recognized for a major subsidiary, Kamui Cold Chain Engineering & Service Limited, as management determined that the losses were likely to be utilized in the future; (vii) a decrease of HK$10.7 million (US$1.4 million) in contract liabilities due to completion of a large project during the year; and (viii) a decrease of HK$14.0 million (US$1.8 million) in lease liabilities due to rental payments during the year. These were partially offset by (i) a decrease of HK$25.1 million (US$3.2 million) in contract assets due to completion billings of large construction projects during the year; (ii) an increase of HK$24.5 million (US$3.1 million) in accounts payable due to vendor billings received near year end that were not yet due; (iii) an increase of HK$6.2 million (US$794,000) in accruals related to the new subsidiary, Jingxing Holdings Limited, and commencement of cold storage facility operations; and (iv) an increase of HK$41.2 million (US$5.3 million) in other payables due to the transfer of amounts due to the Group from VBS at the date of deconsolidation.

Net cash used in operating activities for the year ended March 31, 2025 was HK$62.4 million, primarily reflecting net income of HK$2.4 million, as adjusted by (i) net non-cash adjustments of HK$22.3 million; (ii) an increase of HK$32.1 million in contract assets mainly related to a construction project in relation to an automated fire systems in Lantou Island, Hong Kong; (iii) an increase of HK$11.5 million in contracts receivable which is in line with the increase in our revenue during the year; (iv) an increase of HK$35.1 million in prepaid expenses and other receivables mainly related to the earnest money and loan receivables; (v) a decrease of HK$4.5 million in accrued expenses mainly related to the settlement of Accrued deferred offering costs in current year; (vi) an increase of HK$1.6 million in accounts payable which is in line with the increase in our cost of revenue during the year; (vii) an decrease of HK$5.4 million in contract liabilities mainly related to a construction project in relation to an automated temperature-controlled warehouse in Yuen Long, Hong Kong and (viii) an increase of HK$3.3 million in tax payable.

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

Investing activities

Net cash provided by investing activities was HK$2.3 million (US$287,000) for the year ended March 31, 2026, primarily attributable to the cash and cash equivalents held by Jingxing Holdings Limited recognized upon the business combination.

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

Financing activities

Net cash provided by financing activities was HK$42.3 million (US$5.4 million) for the year ended March 31, 2026, which was mainly attributable to the proceeds from bank borrowing of HK$271.1 million (US$34.6 million) and net proceeds from promissory notes of HK$15.7 million (US$2.0 million), which was reduced by repayment for bank borrowings of HK$239.6 million (US$30.6 million), and advance to related parties of HK$4.2 million (US$533,000).

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

Capital Expenditures

We made capital expenditures of approximately HK$518,000, HK$3.9 million and HK$2.7 million (approximately US$341,000) for the years ended March 31, 2024, 2025 and 2026, respectively. In these periods, our capital expenditures were mainly used for the purchase of property and equipment.

We plan to fund our future capital expenditures with our existing cash balance and proceeds raised from the initial public offering. We will continue to make capital expenditures to meet the expected growth of our business.

Internal Control over Financial Reporting

Prior to the initial public offering, we had been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures, and we had never been required to evaluate our internal controls within a specified period. As a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of and for the years ended March 31, 2024, 2025 and 2026, we identified certain areas of inadequacy in our internal control over financial reporting for the above-mentioned periods.

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

However, we cannot assure you that we will complete the implementation of these measures in a timely manner. See “Risk Factors — Risks Relating to Our Business and Industry — We have identified certain areas of inadequacy in our internal control over financial reporting as of March 31, 2026. If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.” on page 17.

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

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where our operating subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (US$63,776) if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2026, cash balance of HK$8,633,257 (US$1,101,181) was maintained at financial institutions in Hong Kong and approximately HK$500,000 was insured by the Hong Kong Deposit Protection Board.

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

Customer concentration risk

For the year ended March 31, 2024, two customers accounted for 69.3% and 10.4% of total revenue . For the year ended March 31, 2025, two customers accounted for 61.5% and 23.5% of total revenue . For the year ended March 31, 2026, two customers accounted for 33.8% and 30.4% of total revenue. No other customer accounts for more than 10% of revenue for the years ended March 31, 2024, 2025 and 2026.

As of March 31, 2025, two customers accounted for 64.5% and 12.3% of the total balance of contracts receivable. As of March 31, 2026, two customers accounted for 35.9% and 23.4% of the total balance of contracts receivable. No other customer accounts for more than 10% of contracts receivable as of March 31, 2025 and 2026.

Contract asset concentration risk

As of March 31, 2025, two customers accounted for 51.6% and 44.9% of the total balance of contract assets. As of March 31, 2026, two customers accounted for 57.5% and 16.5% of the total balance of contract assets. No other customer accounts for more than 10% of contract assets as of March 31, 2025 and 2026.

As of March 31, 2025, one customer accounted for 100% of retention receivable. As of March 31, 2026, one customer accounted for 100% of retention receivable. No other customer accounts for more than 10% of retention receivable as of March 31, 2025 and 2026.

Subcontractor concentration risk

For the year ended March 31, 2024, one subcontractor accounted for 19.6% of total purchases. For the year ended March 31, 2025, one subcontractor accounted for 19.2% of total purchases. For the year ended March 31, 2026, three subcontractors accounted for 15.9%, 15.0% and 12.4% of total purchases. No other subcontractor accounts for more than 10% of purchases for the years ended March 31, 2024, 2025 and 2026.

As of March 31, 2025, two subcontractors accounted for 19.8% and 13.7% of the total balance of accounts payable. As of March 31, 2026, two subcontractors accounted for 59.1% and 22.4% of the total balance of accounts payable. No other subcontractor accounts for more than 10% of accounts payable as of March 31, 2025 and 2026.

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

Recently adopted accounting standards

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 enhances the transparency and decision-usefulness of income tax disclosures by requiring more detailed information about the effective tax rate reconciliation and disaggregated information on income taxes paid. The amendments require public business entities to provide specific categories within the rate reconciliation and to disclose income taxes paid disaggregated by jurisdiction. The Company adopted ASU 2023-09 effective April 1, 2025. The adoption did not have a material impact on the Company’s consolidated financial statements, but it resulted in expanded income tax disclosures in accordance with the new requirements.

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

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This update improves U.S. GAAP by establishing authoritative guidance on the accounting for government grants received by business entities. For public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. The Company is currently in the process of evaluating the impact this amended guidance may have on its consolidated financial statements.

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

For the years ended March 31, 2024, 2025 and 2026, the Company is not aware of any material claims against the Company in relation to construction management and engineering design service provided.

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

For the years ended March 31, 2024, 2025 and 2026, the Company is not aware of any material claims against the Company in relation to WaaS.

(d) Provision of cold storage facilities, trading of food and agricultural products, asset management and professional consultancy services

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

(iii) Provision of cold storage facilities

The Company provides cold storage facilities through the operation and management of temperature controlled warehouses and refrigerated storage environments. These services include, but are not limited to, the provision of dedicated storage space, temperature and humidity control, inventory monitoring, loading and unloading support, product handling and segregation, and compliance with food safety and cold chain regulatory standards. Through these integrated cold storage solutions, the Company enables customers to safeguard product quality, maintain supply chain integrity, and enhance logistics efficiency within refrigerated warehouse environments.

The Company recognizes revenue from provision of cold storage facilities when it satisfies its performance obligations by providing access to refrigerated storage space and related services. The Company’s contracts generally contain a single performance obligation: the continuous provision of cold storage services over the contractual term. Fixed storage fees are recognized over time, as customers simultaneously receive and consume the benefits of the services. Payments received in advance are recorded as contract liabilities and are recognized as revenue as the storage services are provided.

(iv) Trading of food and agricultural products

The Company engages in the trading of food and agricultural products, including fresh produce and fresh vegetables. Activities include procurement from suppliers, selection of distributors and retail platforms, quality inspection, inventory handling, and delivery to customers in accordance with agreed specifications and logistics arrangements. The Company also manages product storage, transportation coordination, and compliance with applicable food-safety and regulatory standards to ensure timely and reliable fulfillment of customer orders.

The Company recognizes revenue from the trading of food and agricultural products when control of the goods transfers to the customer. Contracts generally contain a single performance obligation: the delivery of specified products. Revenue is recognized at a point in time, typically upon shipment or delivery, depending on the contractual terms and applicable Incoterms.

For the years ended March 31, 2024, 2025 and 2026, the Company is not aware of any material claims against the Company in relation to asset management services and professional consultancy services provided.

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

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This update improves U.S. GAAP by establishing authoritative guidance on the accounting for government grants received by business entities. For public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. The Company is currently in the process of evaluating the impact this amended guidance may have on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated balance sheets, statements of income and comprehensive income and cash flows.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Kin Chung CHAN	41	Director, Chairman and Chief Executive Officer
Hau Lim CHUNG	54	Director, President
Chun Yip YIU	50	Director
Ho Tung Armen HO	51	Independent Director
Lo Chanii KAM	45	Independent Director
Chi Wai SIU	44	Independent Director
Chun Pong Raymond SIU	46	Independent Director
Ka Chai NG	43	Chief Financial Officer

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

B. Compensation

Compensation of Directors and Executive Officers

For the year ended March 31, 2026, we paid cash compensation (including salaries and mandatory provident fund) of HK$7.6 million, to our directors and executive officers as a group.

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

Other Related Party Transactions

In addition to the employment agreements, indemnification agreements and the securities issuances, we describe below the related party transactions of our Company that occurred during the years ended March 31, 2024, 2025 and 2026.

Amount due from related parties by our Company

	Relationship to	Nature of	As of March 31,
Name of related parties	the Company	transactions	2024	2025	2026
			HK$	HK$	HK$	US$
Star Capital Investment Limited	An entity controlled by Mr. Kin Chung CHAN, a director of the Company	For general and daily business operation purpose of the related party	—	12,295,575	15,111,725	1,927,516
Ginger Limited	An entity controlled by Mr. Kin Chung CHAN, a director of the Company	For general and daily business operation purpose of the related party	—	20,865	20,865	2,661
NEXX Global Limited	An entity controlled by Mr. Kin Chung CHAN, a director of the Company	For general and daily business operation purpose of the related party	—	285,787	1,651,175	210,609
Total			—	12,602,227	16,783,765	2,140,786

The amounts due from the related parties listed above are unsecured, interest free with no specific repayment terms and of non-trade nature.

Amounts due to related parties by our Company

	Relationship to	Nature of	As of March 31,
Name of related parties	the Company	transactions	2024	2025	2026
			HK$	HK$	HK$	US$
Star Capital Investment Limited	An entity controlled by Mr. Kin Chung CHAN, a director of the Company	For general business expenses paid by the related party on behalf of the Company	5,150	—	5,150	657
Mr. Hau Lim CHUNG	A director of the Company	For general business expenses paid by the related party on behalf of the Company	—	—	1,015,100	129,477
Mr. Yuxi Liang	Non-controlling shareholder of Cogen Advisory Limited	For general business expenses paid by the related party on behalf of the Company	734,485	1,197,517	1,305,493	166,517
Mr. Ka Ho Chiu	Non-controlling shareholder of Cogen Advisory Limited	For general business expenses paid by the related party on behalf of the Company	908,766	969,750	976,507	124,554
Total			1,648,401	2,167,267	3,302,250	421,205

The amounts due to the related parties listed above are unsecured, interest free with no specific repayment terms and of non-trade nature.

Other significant related party transactions by our Company

In addition to the related party balances above, we have the following significant related party transactions incurred as below.

	Year ended March 31,
	2024	2025	2026
	HK$	HK$	HK$	US$
Revenue from Smartmore LogTech International Group Limited	1,742,678	—	—	—
Revenue from NEXX Global Limited	—	490,375	744,861	95,008
Revenue from Star Capital Investment Limited	—	1,000,000	—	—
Subcontracting cost to Smartmore LogTech International Group Limited	—	16,563,785	5,750,000	733,418
Subcontracting cost to Vincit Build Solution Co., Limited	—	—	30,930,239	3,945,184
Acquisition of machinery from NEXX Global Limited	—	2,977,788

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

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where our operating subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (US$63,776) if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2026, cash balance of HK$8,633,257 (US$1,101,181) was maintained at financial institutions in Hong Kong and approximately HK$500,000 was insured by the Hong Kong Deposit Protection Board.

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

Customer concentration risk

For the year ended March 31, 2024, two customers accounted for 69.3% and 10.4% of total revenue . For the year ended March 31, 2025, two customers accounted for 61.5% and 23.5% of total revenue . For the year ended March 31, 2026, two customers accounted for 33.8% and 30.4% of total revenue. No other customer accounts for more than 10% of revenue for the years ended March 31, 2024, 2025 and 2026.

As of March 31, 2025, two customers accounted for 64.5% and 12.3% of the total balance of contracts receivable. As of March 31, 2026, two customers accounted for 36.0% and 23.5% of the total balance of contracts receivable. No other customer accounts for more than 10% of contracts receivable as of March 31, 2025 and 2026.

Contract asset concentration risk

As of March 31, 2025, two customers accounted for 51.6% and 44.9% of the total balance of contract assets. As of March 31, 2026, two customers accounted for 57.5% and 16.5% of the total balance of contract assets. No other customer accounts for more than 10% of contract assets as of March 31, 2025 and 2026.

As of March 31, 2025, one customer accounted for 100% of retention receivable. As of March 31, 2026, one customer accounted for 100% of retention receivable. No other customer accounts for more than 10% of retention receivable as of March 31, 2025 and 2026.

Subcontractor concentration risk

For the year ended March 31, 2024, one subcontractor accounted for 19.6% of total purchases. For the year ended March 31, 2025, one subcontractor accounted for 19.2% of total purchases. For the year ended March 31, 2026, three subcontractors accounted for 15.9%, 15.0% and 12.4% of total purchases. No other subcontractor accounts for more than 10% of purchases for the years ended March 31, 2024, 2025 and 2026.

As of March 31, 2025, two subcontractors accounted for 19.8% and 13.7% of the total balance of accounts payable. As of March 31, 2026, two subcontractors accounted for 59.1% and 22.4% of the total balance of accounts payable. No other subcontractor accounts for more than 10% of accounts payable as of March 31, 2025 and 2026.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Internal Control over Financial Reporting

Prior to the initial public offering, we had been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures, and we had never been required to evaluate our internal controls within a specified period. As a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of and for the years ended March 31, 2024, 2025 and 2026, we identified certain areas of inadequacy in our internal control over financial reporting for the above-mentioned periods.

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

	For the fiscal year ended
	March 31, 2025	March 31, 2026
	HK$’000	HK$’000	US$’000

Audit fees(1)	1,167	1,190	152

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountants for the audit of our annual financial statements and assistance with and review of documents filed with the SEC and other statutory and regulatory filings.

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

Date: August 17, 2026

REITAR LOGTECH HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Reitar Logtech Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Reitar Logtech Holdings Limited and its subsidiaries (collectively the “Company”) as of March 31, 2025 and 2026 and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended March 31, 2025 and 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2026, and the results of its operations and its cash flows for year ended March 31, 2025 and 2026, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

August 17, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Reitar Logtech Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Reitar Logtech Holdings Limited and its subsidiaries (collectively the “Company”) as of March 31, 2024 and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended March 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024, and the results of its operations and its cash flows for each of the years in the year ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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
San Mateo, California

July 31, 2024

REITAR LOGTECH HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2025 and 2026

	As of March 31,
	2025	2026	2026
	HK$	HK$	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	20,396,353	8,633,257	1,101,181
Restricted cash	24,826,403	6,000,000	765,306
Inventories	—	540,467	68,937
Contracts receivable, net	32,124,233	91,296,831	11,645,004
Contract assets, net	91,098,639	65,563,007	8,362,628
Retention receivables, net	582,575	129,083	16,465
Prepaid expenses and other receivables, net	97,235,469	58,942,390	7,518,162
Amounts due from related companies	12,602,227	16,783,765	2,140,786
Tax recoverable	—	124,746	15,911
Total current assets	278,865,899	248,013,546	31,634,380
NON-CURRENT ASSETS
Long-term investment	11,685,326	12,427,078	1,585,086
Property and equipment, net	5,778,998	5,900,679	752,638
Right-of-use assets, net	2,364,824	151,133,253	19,277,201
Rental deposits, net	—	11,511,625	1,468,320
Intangible assets	—	24,186,925	3,085,067
Goodwill	35,124,140	193,445,481	24,674,168
Deferred tax assets	—	3,127,225	398,881
Total non-current assets	54,953,288	401,732,266	51,241,361
Total assets	333,819,187	649,745,812	82,875,741
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank borrowings	78,359,952	109,870,617	14,014,109
Other loan	778,000	—	—
Accounts payable	24,288,797	43,065,781	5,493,084
Accrued expenses and other payables	2,443,882	10,751,454	1,371,361
Dividend payable	—	7,880,000	1,005,102
Tax payable	12,078,618	15,695,246	2,001,944
Contract liabilities	53,953,394	41,475,189	5,290,203
Operating lease liabilities	2,364,824	25,887,386	3,301,963
Amounts due to related parties	2,167,267	3,302,250	421,205
Total current liabilities	176,434,734	257,927,923	32,898,971
NON-CURRENT LIABILITIES
Operating lease liabilities	—	127,694,936	16,287,619
Deferred tax liabilities	—	3,990,843	509,036
Debt host of promissory notes	—	10,919,096	1,392,742
Embedded derivative of promissory notes	—	12,052,225	1,537,273
Total non-current liabilities	—	154,657,100	19,726,670
Total liabilities	176,434,734	412,585,023	52,625,641

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares: US$0.00000005 par value, 1,000,000,000,000 shares authorized as of March 31, 2025 and 2026, 62,443,750 and 62,443,750 shares issued and outstanding as of March 31, 2025 and 2026 respectively
Class A ordinary shares, US$0.00000005 par value, 900,000,000,000 shares authorized; 45,633,750 and 45,633,750 shares issued and outstanding as of March 31, 2025 and 2026 respectively	18	18	2
Class B ordinary shares, US$0.00000005 par value, 100,000,000,000 shares authorized; 16,810,000 and 16,810,000 shares issued and outstanding as of March 31, 2025 and 2026 respectively	7	7	1
Additional paid-in capital	65,289,486	130,389,486	16,631,312
Retained earnings (accumulated losses)	97,757,269	(55,307,821)	(7,054,569)
Equity attributable to owners of the Company	163,046,780	75,081,690	9,576,746
Non-controlling interests	(5,662,327)	162,079,099	20,673,354
Total shareholders’ equity	157,384,453	237,160,789	30,250,100
Total liabilities and shareholders’ equity	333,819,187	649,745,812	82,875,741

The accompanying notes are an integral part of these consolidated financial statements.

REITAR LOGTECH HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THR YEARS ENDED MARCH 31, 2024, 2025 and 2026

	Years ended March 31,
	2024	2025	2026	2026
	HK$	HK$	HK$	US$
REVENUE
– External	250,237,197	376,679,376	221,279,469	28,224,422
– Related parties	1,742,678	1,490,375	744,861	95,008
Total revenue	251,979,875	378,169,751	222,024,330	28,319,430

COST OF REVENUE
– External	(187,920,609)	(301,547,005)	(169,831,449)	(21,662,175)
– Related parties	—	(16,563,785)	(36,680,239)	(4,678,602)
Total cost of revenue	(187,920,609)	(318,110,790)	(206,511,688)	(26,340,777)
Gross profit	64,059,266	60,058,961	15,512,642	1,978,653

OPERATING EXPENSES
Personnel and benefit expense	(15,509,419)	(17,572,985)	(21,423,994)	(2,732,652)
Depreciation of property and equipment	(2,391,477)	(2,435,879)	(2,227,342)	(284,100)
Amortization of operating lease right-of-use assets	(2,455,945)	(2,859,872)	(3,347,078)	(426,923)
Amortization of intangible assets	—	—	(2,198,812)	(280,461)
Professional fee	(3,207,518)	(4,334,763)	(7,304,449)	(931,690)
Provision for expected credit losses	(7,022,680)	(16,802,195)	(79,620,079)	(10,155,622)
Others	(5,287,115)	(6,283,703)	(8,220,089)	(1,048,481)
Total operating expenses	(35,874,154)	(50,289,397)	(124,341,843)	(15,859,929)
INCOME (LOSS) FROM OPERATION	28,185,112	9,769,564	(108,829,201)	(13,881,276)

OTHER INCOME (EXPENSES)
Bank interest income	195,319	849,735	268,049	34,190
Interest expense	(1,486,629)	(2,692,394)	(8,730,144)	(1,113,539)
Other income	41,800	967,218	13,483,967	1,719,894
Other expense	(1,600)	(22,084)	(17,472)	(2,229)
Fair value loss on promissory note	—	—	(6,731,190)	(858,570)
Impairment loss on goodwill	(1,500,000)	—	(35,124,140)	(4,480,120)
Total other expenses, net	(2,751,110)	(897,525)	(36,850,930)	(4,700,374)
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	25,434,002	8,872,039	(145,680,131)	(18,581,650)
INCOME TAX EXPENSES	(5,806,012)	(6,431,499)	(1,818,700)	(231,977)
NET INCOME (LOSS) AND TOTAL COMPREHENSIVE INCOME (LOSS)	19,627,990	2,440,540	(147,498,831)	(18,813,627)
Less: net (loss) income and total (loss) income attributable to non-controlling interests from continuing operation	(131,456)	(5,428,991)	5,566,259	709,982
NET INCOME (LOSS) AND TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO THE COMPANY’S ORDINARY SHAREHOLDERS AND TOTAL COMPREHENSIVE INCOME	19,759,446	7,869,531	(153,065,090)	(19,523,609)

Weighted average number of ordinary shares:
Basic and diluted*	60,000,000	61,462,175	61,462,175	61,462,175
Earnings per ordinary share – basic and diluted*
Ordinary shareholders	0.33	0.13	(2.49)	(0.32)

The accompanying notes are an integral part of these consolidated financial statements.

REITAR LOGTECH HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED MARCH 31, 2023, 2024 and 2025

	Ordinary shares						Total Reitar Logtech Holdings
	Class A No. of shares*	Amount	Class B No. of shares*	Amount	Additional paid-in capital	Retained earnings	Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		HK$		HK$	HK$	HK$	HK$	HK$	HK$
BALANCE, March 31, 2023	40,000,000	16	20,000,000	8	8,404,870	70,128,292	78,533,186	(101,880)	78,431,306
Net income (loss)	—	—	—	—	—	19,759,446	19,759,446	(131,456)	19,627,990
BALANCE, March 31, 2024	40,000,000	16	20,000,000	8	8,404,870	89,887,738	98,292,632	(233,336)	98,059,296
IPO allotment	2,443,750	1	—	—	56,884,616	—	56,884,617	—	56,884,617
Conversion of Class B to Class A	3,190,000	1	(3,190,000)	(1)	—	—	—	—	—
Net income (loss)	—	—	—	—	—	7,869,531	7,869,531	(5,428,991)	2,440,540
BALANCE, March 31, 2025	45,633,750	18	16,810,000	7	65,289,486	97,757,269	163,046,780	(5,662,327)	157,384,453
IPO allotment
Deconsolidation of subsidiary	—	—	—	—	—	—	—	10,275,167	10,275,167
Acquisition of subsidiaries	—	—	—	—	65,100,000	—	65,100,000	151,900,000	217,000,000
Net income (loss)	—	—	—	—	—	(153,065,090)	(153,065,090)	5,566,259	(147,498,831)
BALANCE, March 31, 2026	45,633,750	18	16,810,000	7	130,389,486	(55,307,821)	75,081,690	162,079,099	237,160,789
BALANCE, March 31, 2026 (US$)	45,633,750	2	16,810,000	1	16,631,312	(7,054,569)	9,576,746	20,673,354	30,250,100

The accompanying notes are an integral part of these consolidated financial statements.

REITAR LOGTECH HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 and 2026

	Years ended March 31,
	2024	2025	2026	2026
	HK$	HK$	HK$	US$
Cash flows from operating activities
Net income (loss)	19,627,990	2,440,540	(147,498,831)	(18,813,627)
Adjustments to reconcile net income to net cash provided by operating activities
Interest expenses on promissory note	—	—	560,131	71,445
Depreciation of property and equipment	2,391,477	2,653,382	3,197,847	407,889
Amortization of intangible assets	—	—	2,198,812	280,461
Amortization of operating lease right-of-use assets	2,455,945	2,859,872	16,484,583	2,102,625
Provision for expected credit losses	7,022,680	16,802,195	79,620,079	10,155,622
Gain on deconsolidation of subsidiaries	—	—	(12,142,060)	(1,548,732)
Fair value loss on promissory note	—	—	6,731,190	858,570
Impairment loss on goodwill	1,500,000	—	35,124,140	4,480,120
Changes in operating assets and liabilities
Inventories	—	—	(540,467)	(68,937)
Contracts receivable	(12,899,645)	(11,509,902)	(69,376,515)	(8,849,044)
Contract assets	(44,557,145)	(32,110,701)	25,145,527	3,207,339
Retention receivables	333,868	(256,448)	465,172	59,333
Prepaid expenses and other receivables	184,146	(35,095,677)	(60,257,876)	(7,685,954)
Deferred tax assets	—	—	(3,127,225)	(398,881)
Tax recoverable	—	—	(124,746)	(15,911)
Accounts payable	6,038,104	1,554,999	24,538,513	3,129,912
Accrued expenses and other payables	(6,520,805)	(4,517,741)	47,888,279	6,108,200
Contract liabilities	5,499,632	(5,410,013)	(10,689,963)	(1,363,516)
Tax payable	3,053,978	3,340,957	1,038,774	132,497
Operating lease liabilities	(2,866,653)	(3,106,080)	(14,045,150)	(1,791,473)
Deferred tax liabilities	—	—	(362,804)	(46,276)
Net cash used in operating activities	(18,736,428)	(62,354,617)	(75,172,590)	(9,588,338)
Cash flows from investing activities
Purchase of property and equipment	(517,697)	(3,915,836)	(2,673,316)	(340,984)
Acquisition of a subsidiaries	(1,000,000)	(1,057,302)	5,943,222	758,064
Deconsolidation of subsidiaries	—	—	(277,059)	(35,339)
Long-term investment	(10,508,784)	(1,176,541)	(741,752)	(94,611)
Loan to third parties	(800,000)	(2,600,000)	—	—
Advance to related parties	(17,406,158)	(12,607,377)	(4,181,538)	(533,359)
Net cash used in investing activities	(30,232,639)	(21,357,056)	(1,930,443)	(246,229)
Cash flows from financing activities
Proceeds from bank borrowings	81,636,675	229,012,516	271,102,202	34,579,362
Repayment for bank borrowings	(59,191,113)	(191,506,139)	(239,591,537)	(30,560,146)
Proceeds from other loan	—	1,000,000	—	—
Repayment for other loan	—	(222,000)	(778,000)	(99,235)
Proceeds from promissory note	—	—	15,680,000	2,000,000
Deferred offering costs	(1,075,920)	(1,730,666)	—	—
Proceeds from IPO, net	—	67,406,579	—	—
Advance to related parties	—	—	(19,014)	(2,425)
Repayment from related parties	5,436,308	524,016	119,883	15,290
Net cash provided by financing activities	26,805,950	104,484,306	46,513,534	5,932,846
Net (decrease) increase in cash and cash equivalents and restricted cash	(22,163,117)	20,772,633	(30,589,499)	(3,901,721)
Cash and cash equivalents and restricted cash at the beginning of the year	46,613,240	24,450,123	45,222,756	5,768,208
Cash and cash equivalents and restricted cash at the end of the year	24,450,123	45,222,756	14,633,257	1,866,487

Supplementary cash flow information
Interest received	195,319	849,735	268,049	34,190
Interest paid	(1,486,629)	(2,692,394)	(8,730,144)	(1,113,539)
Income tax paid	(2,752,034)	(3,090,542)	(4,396,923)	(560,832)

Non-cash investing and financing activities:
Supplemental schedule of non-cash investing and financing activities:
Initial recognition of operating lease liabilities related to right-of-use-assets	—	—	164,834,828	21,024,850

Reconciliation of cash, cash equivalents and restricted cash:

	As of March 31,
	2025	2026	2026
	HK$	HK$	US$
Cash and cash equivalents	20,396,353	8,633,257	1,101,181
Restricted cash	24,826,403	6,000,000	765,306
Total cash, cash equivalents and restricted cash shown in the consolidated statement of cash flows	45,222,756	14,633,257	1,866,487

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

In May 2025, our Company acquired 100% equity interest of Jingxing Holdings Limited (“Jingxing Holdings”), a company incorporated in the British Virgin Islands, which wholly-owns Jingxing Storage Equipment Engineering (H.K.) Limited (“Jingxing Storage”), a company incorporated in Hong Kong engaging in the design, supply and installation of storage racking system, from the then existing shareholders of Jingxing Holdings, namely Mr. Wong Kwok Chung, Mr. Chen Dong and KLA Smart Capital Limited.

On September 30, 2025, the Company entered into an sales and purchase agreement (the “Agreement”) with Trico Partners Limited (“TricoPartners”) pursuant to which Trico Partners further acquired a 2% equity interest in VBS with a consideration of HK$5,000 (US$641).Upon closing of the agreement, the Company released total 51% equity interests to Trico Partners. Therefore, starting from September 30,2025, the Company has no power to direct the relevant activities of VBS due to the loss of control over VBS. Accordingly, the Company deconsolidated VBS and its wholly owned subsidiary, Alvin Design And Construction Company Limited, on that date.

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

As of the date of this report, details of the subsidiary companies are as follows:

Name	Background	Ownership
Reitar Logtech Engineering Limited (formerly known as Kamui Group Holdings Limited)	— A BVI company — Incorporated on September 15, 2022 — Issued share capital of US$202 — Investment holding	Wholly owned by the Company
Kamui Development Group Limited	— A Hong Kong company — Incorporated on October 24, 2022 — Issued share capital of HK$1 — Investment holding	Indirectly wholly owned by the Company
KLA-iBotics Holdings Limited	— A BVI company — Incorporated on May 20, 2025 — Issued share capital of nil as no par value — Investment holding	30% owned by the Kamui Development Group Limited*
Kamui Cold Chain Engineering & Service Limited	— A Hong Kong company — Incorporated on October 26, 2015 — Issued share capital of HK$100 — Provision of construction and engineering services	Wholly owned by Kamui Development Group Limited
Kamui Logistics Automation System Limited	— A Hong Kong company — Incorporated on January 22, 2013 — Issued share capital of HK$10,000 — Provision of construction and engineering services	Wholly owned by KLA-iBotics Holdings Limited*
Jingxing Holdings Limited	— A BVI company — Incorporated on April 29, 2025 — Acquired on May 30, 2025 — Issued share capital of HK$7,000 — Provision of construction and engineering services	Wholly owned by KLA-iBotics Holdings Limited*
Jingxing Storage Equipment Engineering (H.K.) Limited	— A Hong Kong company — Incorporated on January 14, 2000 — Acquired on May 30, 2025 — Issued share capital of HK$1,000 — Provision of construction and engineering services	Wholly owned by Jingxing Holdings Limited*
Kamui Construction & Engineering Group Limited (formerly known as Window King Limited)	— A Hong Kong company — Incorporated on December 16, 2016 — Issued share capital of HK$1 — Provision of construction and engineering services	Wholly owned by Kamui Development Group Limited
Vincit EngTech Co., Limited	— A Hong Kong company — Incorporated on July 14, 2023 — Issued share capital of HK$1,000 — Provision of construction and engineering services	75% owned by Kamui Cold Chain Engineering & Service Limited
Reitar Capital Partners Limited	— A BVI company — Incorporated on May 11, 2020 — Issued share capital of USD$100 — Intermediate holding company	Wholly owned by the Company
Reitar Logtech Group Limited	— A Hong Kong company — Incorporated on June 3, 2020 — Issued share capital of HK$100 — Intermediate holding company — Provision of asset and project management services	Wholly owned by Reitar Capital Partners Limited

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. organization and principal activities (cont.)

Name	Background	Ownership
Reitar Cold Chain Limited	— A Hong Kong company — Incorporated on February 26, 2021 — Issued share capital of HK$100 — Provision of asset and project management services	Wholly owned by Reitar Logtech Group Limited
Reitar Properties Leasing Limited	— A Hong Kong company — Incorporated on Mar 1, 2022 — Issued share capital of HK$100 — Provision of asset and project management services	Wholly owned by Reitar Logtech Group Limited
Reithub Consulting Limited	— A Hong Kong company — Incorporated on February 28, 2022 — Issued share capital of HK$100 — Provision of asset and project management services	Wholly owned by Reitar Logtech Group Limited
Reitar Asset Management Limited	— A Hong Kong company — Incorporated on June 14, 2022 — Issued share capital of HK$100 — Provision of asset and project management services	Wholly owned by Reitar Logtech Group Limited
Cogen Advisory Limited	— A Hong Kong company — Incorporated on September 1, 2022 — Issued share capital of HK$100 — Provision of professional consultancy services	51% owned by Reitar Logtech Group Limited
Cogen Investment (WS) Limited	— A Hong Kong company — Incorporated on February 1, 2023 — Issued share capital of HK$100 — Provision of professional consultancy services	Wholly owned by Cogen Advisory Limited
Cogen Operation Limited	— A Hong Kong company — Incorporated on September 30, 2022 — Fully acquired on May 15, 2023 — Issued share capital of HK$10,000 — Provision of asset and project management services	Wholly owned by Cogen Advisory Limited
Winner Logistics Network Limited	— A Hong Kong company — Incorporated on August 1, 2024 — Acquired on November 15, 2024 — Issued share capital of HK$10,000 — Provision of asset and project management services	51% owned by Cogen Operation Limited
A.R.E. Holdings Limited	— A BVI company — Incorporated on May 22, 2025 — Issued share capital of USD$100 — Intermediate holding company	51% owned by Reitar Logtech Group Limited
A.R.E. CommTech Limited	— A Hong Kong company — Incorporated on June 2, 2025 — Issued share capital of HK$1 — Provision of asset and project management services	Wholly owned by A.R.E. Holdings Limited
Pine Forest Holdings Limited	— A BVI company — Incorporated on July 9, 2025 — Issued share capital of USD$100 — Intermediate holding company	Wholly owned by Reitar Logtech Group Limited
Pine Forest Holdings Limited	— A BVI company — Incorporated on 3 June, 2020 — Issued share capital with US$100 — Intermediate holding company	Wholly owned by Reitar Logtech Group Limited

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. organization and principal activities (cont.)

Name	Background	Ownership
Smart Pointer Legtech Limited	— A Hong Kong company — Incorporated on April 29, 2025 — Issued share capital of HK$7,000 — Inactive	51% owned by Pine Forest Holdings Limited
Zhen Origin Foodtech Group Limited	— A Hong Kong company — Incorporated on September 3, 2025 — Issued share capital of HK$10,000 — Trading of agricultural products	Wholly owned by Reitar Logtech Group Limited
FTT Rich Harvest Group Limited	— A Hong Kong company — Incorporated on September 16, 2025 — Issued share capital of HK$100 — Trading of food	51% owned by Reitar Logtech Group Limited
FTT Rich Harvest NutriChoice Limited	— A Hong Kong company — Incorporated on January 15, 2026 — Issued share capital of HK$100 — Inactive	51% owned by Reitar Logtech Group Limited
Ziyu Group Holdings Limited	— A BVI company — Incorporated on October 13, 2025 — Issued share capital of US$100 — Intermediate holding company	Wholly owned by Reitar Logtech Group Limited
Ziyu Food Labs Limited	— A Hong Kong company — Incorporated on October 23, 2025 — Issued share capital of HK$100 — Inactive	Wholly owned by Ziyu Group Holdings Limited
AgroSmart Chain Limited	— A Hong Kong company — Incorporated on December 11, 2025 — Issued share capital of HK$100 — Inactive	51% owned by Reitar Logtech Group Limited
You You Culture Group Limited	— A Hong Kong company — Incorporated on January 15, 2026 — Issued share capital of HK$100 — Inactive	51% owned by Reitar Logtech Group Limited
LMT Holdings Limited	— A BVI company — Incorporated on March 26, 2026 — Issued share capital of US$100 — Intermediate holding company	51% owned by Reitar Logtech Group Limited

*	Although the Company holds 30% of the equity interests in KLA-iBotics Holdings Limited, the Company exercises control over through its ownership of 100% of the Class B Ordinary Shares, each carrying twenty votes per share, compared to one vote per Class A Ordinary Share. As a result, the Company holds approximately 89.55% of the total voting power and has the ability to direct the activities that most significantly affect KLA-iBotics Holdings Limited’ economic performance. Accordingly, the Company has a controlling financial interest in KLA-iBotics Holdings Limited under ASC 810, Consolidation, and therefore consolidates Kamui Logistics Automation System Limited and Jingxing Holdings in its consolidated financial statements.

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

Critical accounting estimates

Accounting estimates are an integral part of the consolidated financial statements prepared by management and are based on management’s knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (a) revenue recognition; (b) the useful lives of property and equipment; (c) impairment of long-lived assets; (d) valuation of Goodwill; € allowance for credit loss and doubtful accounts; (f) allowance for deferred tax assets and uncertain tax position; (g) fair value of Promissory notes with convertible option.

Foreign currency translation and transaction

The Company uses Hong Kong dollars (“HK$”), as reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands and BVI is HK$ and the functional currency of its Hong Kong subsidiaries is HK$. The determination of the respective functional currency is based on the criteria of Accounting Standards Codification (“ASC”) Topic 830, Foreign Currency Matters.

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

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Convenience translation

Translations of the consolidated balance sheets, consolidated statements of income and comprehensive income, and consolidated statements of cash flows from HK$ into US$ as of and for the year ended March 31, 2026 are solely for the convenience of the reader and were calculated at the rate of US$1 = HK$7.8400, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and deposits placed with banks, which are unrestricted as to withdrawal and use. The Company does not have any cash equivalents as of March 31, 2025 and 2026. The Company’s cash is held at well capitalized financial institutions, but they are not Federal Deposit Insurance Corporation insured. The Company believes that it is not exposed to any significant credit risk in cash and cash equivalents.

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

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

(d) Provision of cold storage facilities, trading of food and agricultural products, asset management and professional consultancy services

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

(iii) Provision of cold storage facilities

The Company provides cold storage facilities through the operation and management of temperature controlled warehouses and refrigerated storage environments. These services include, but are not limited to, the provision of dedicated storage space, temperature and humidity control, inventory monitoring, loading and unloading support, product handling and segregation, and compliance with food safety and cold chain regulatory standards. Through these integrated cold storage solutions, the Company enables customers to safeguard product quality, maintain supply chain integrity, and enhance logistics efficiency within refrigerated warehouse environments.

The Company recognizes revenue from provision of cold storage facilities when it satisfies its performance obligations by providing access to refrigerated storage space and related services. The Company’s contracts generally contain a single performance obligation: the continuous provision of cold storage services over the contractual term. Fixed storage fees are recognized over time, as customers simultaneously receive and consume the benefits of the services. Payments received in advance are recorded as contract liabilities and are recognized as revenue as the storage services are provided.

(iv) Trading of food and agricultural products

The Company engages in the trading of food and agricultural products, including fresh produce and fresh vegetables. Activities include procurement from suppliers, selection of distributors and retail platforms, quality inspection, inventory handling, and delivery to customers in accordance with agreed specifications and logistics arrangements. The Company also manages product storage, transportation coordination, and compliance with applicable food safety and regulatory standards to ensure timely and reliable fulfillment of customer orders.

The Company recognizes revenue from the trading of food and agricultural products at point-in-time when control of the goods transfers to the customer. Contracts generally contain a single performance obligation: the delivery of specified products. The goods are sold with no right of return.

For the years ended March 31, 2024, 2025 and 2026, the Company is not aware of any material claims against the Company in relation to asset management services and professional consultancy services provided.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Contract related assets and liabilities are classified as current assets and current liabilities. Significant balance sheet accounts related to the revenue cycle are as follows:

Contracts receivable, net

Contracts receivable, net include amounts billed under the contract terms. The amounts are stated at their net realizable value. The typical payment terms require settlement within 30 days of billing. The Company maintains an allowance for expected credit losses to provide for the estimated number of receivables that will not be collected. The Company considers several factors in its estimate of the allowance, including knowledge of a customer’s financial condition, its historical collection experience, and other factors relevant for assessing the collectability of such receivables. Bad debts are written off against allowances. The receivables are written off after all collection efforts have ceased. For the years ended March 31, 2024, 2025 and 2026, provision for expected credit losses of HK$5,480,283, HK$6,799,787 and HK$23,666,004 (US$3,018,623) were charged to the consolidated statements of income and comprehensive income.

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

Inventories

Inventories consist primarily of goods held for sale and are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (“FIFO”) method and includes purchase price, freight-in, and other costs necessary to bring the inventories to their present location and condition. Net realizable value represents the estimated selling price in the ordinary course of business, less estimated costs of completion and the costs necessary to make the sale. The Company performs periodic reviews of inventory quantities and quality, including assessments for slow-moving or deteriorated items, and records write-downs when cost exceeds net realizable value. Inventory write-downs are recognized as an expense in the period incurred and are not reversed in subsequent periods.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Deferred offering costs

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Pursuant to ASC 340-10-S99-1, initial public offering (“IPO”) costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. Deferred offering costs consist of professional and registration fees that are directly related to the Proposed Public Offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statements of income and comprehensive income. As of March 31, 2025 and 2026, the Company had no deferred offering costs incurred.

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

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Intangible assets

Intangible assets are stated at cost less accumulated amortization and any impairment losses. Intangible assets acquired through business combinations are recognized at fair value on the acquisition date. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives.

The Company’s intangible assets primarily include customer relationships and other identifiable intangible assets arising from acquisition of subsidiaries. These assets have an estimated useful life of 10 years and are amortized accordingly.

The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment losses are recognized in profit or loss when the carrying amount exceeds the recoverable amount.

Rental deposits, net

Deposits paid under non-current assets primarily include deposits paid to landlord of the premises. This amount is refundable and bears no interest.

Goodwill

Goodwill represents the excess of the consideration paid for an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. In accordance with ASC 350, the Company may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. The Company may also bypass the qualitative assessment and proceed directly to perform the quantitative impairment test. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment, limited to the total amount of goodwill allocated to that reporting unit. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit. As of March 31, 2025 and 2026, impairment loss on goodwill of HK$nil and HK$35,124,140 (US$4,480,120) was recorded in the consolidated statements of income and comprehensive income.

Impairment for long-lived assets

Long-lived assets, representing property and equipment with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2025 and 2026, no impairment of long-lived assets was recognized.

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

Bank borrowings and other loan

Borrowings and other loan are initially recognized at fair value, net of upfront fees incurred. Borrowings and other loan are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Promissory notes with convertible options

The Company’s promissory notes (“PNs”) contain embedded conversion features that allow either the holder or the issuer to convert a portion of the principal into variable numbers of ordinary shares of the Company at a predetermined conversion rate. As the Company has not elected the ASC 825 Fair Value Option (“FVO”), the PNs are accounted for as hybrid instruments under ASC 815, requiring bifurcation of the embedded derivative from the host contract.

Under ASC 815, the embedded conversion option is separated from the host debt contract because it is not considered clearly and closely related to the economic characteristics and risks of the host. The host debt contract is accounted for at amortized cost, while the embedded derivative is measured at fair value with changes recognized in profit or loss. The host contract and the embedded derivative are presented separately on the balance sheet.

Initial recognition

Upon issuance, the hybrid instrument is separated into:

Host debt contract — measured initially at the residual amount after assigning fair value to the embedded derivative.

Embedded derivative liability — Measured initially at its fair value using an appropriate valuation technique that reflects market conditions, equity price inputs, volatility, and other relevant assumptions.

The sum of the initial carrying amounts of the host contract and the embedded derivative equals the transaction price of the PNs.

Subsequent measurement

The host debt contract is subsequently measured at amortized cost using the effective interest method. Interest expense is recognized over the life of the instrument based on the effective interest rate determined at initial recognition.

The embedded derivative is remeasured at fair value at each reporting date, with changes in fair value recognized in profit or loss in the period in which they arise. The fair value measurement reflects changes in market conditions, including equity price movements and volatility affecting the conversion option.

Because the Company has not elected the FVO, no portion of the fair value change is recognized in OCI, and instrument-specific credit risk does not affect OCI classification.

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

Government subsidies

Government subsidies are recognized as income in other income, net or as a reduction of specific costs and expenses for which the subsidies are intended to compensate. Such amounts are recognized in the consolidated statements of income and comprehensive income upon receipt and when all conditions attached to the grants, such as companies are required to stay in the same level of employment, are fulfilled. Such grants are presented under other income. During the years ended March 31, 2024, 2025 and 2026, the Company recognized government subsidies of HK$nil, HK$638,400 and HK$nil, respectively, in the other income of consolidated statements of income and comprehensive income.

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

Earnings per share

The Company computes earnings per share, or EPS, in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended March 31, 2024, 2025 and 2026, there were no dilutive shares.

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

Recently adopted accounting standards

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 enhances the transparency and decision-usefulness of income tax disclosures by requiring more detailed information about the effective tax rate reconciliation and disaggregated information on income taxes paid. The amendments require public business entities to provide specific categories within the rate reconciliation and to disclose income taxes paid disaggregated by jurisdiction. The Company adopted ASU 2023-09 effective April 1, 2025. The adoption did not have a material impact on the Company’s consolidated financial statements, but it resulted in expanded income tax disclosures in accordance with the new requirements.

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

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This update improves U.S. GAAP by establishing authoritative guidance on the accounting for government grants received by business entities. For public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. The Company is currently in the process of evaluating the impact this amended guidance may have on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated balance sheets, statements of income and comprehensive income and cash flows.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Segment information

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has two operating segments, which are (i) construction and engineering design services; and (ii) provision of cold storage facilities, trading of food and agricultural, asset management and professional consultancy services in Hong Kong. All assets of the Company are located in Hong Kong and all revenue is generated in Hong Kong.

Key financial performance measures of the segments are as follows:

Year ended March 31, 2026

	Construction and engineering services	Provision of cold storage facilities, trading of food and agricultural products, asset management and professional consultancy services	Corporate	Total	Total
	HK$	HK$	HK$	HK$	US$
Revenue – external	198,079,063	23,200,406	—	221,279,469	28,224,422
Revenue – related parties	744,861	—	—	744,861	95,008
Total revenue	198,823,924	23,200,406	—	222,024,330	28,319,430

Cost of revenue – external	146,996,080	22,835,369	—	169,831,449	21,662,175
Cost of revenue – related parties	36,680,239	—	—	36,680,239	4,678,602
Total cost of revenue	183,676,319	22,835,369	—	206,511,688	26,340,777
Gross profit	15,147,605	365,037	—	15,512,642	1,978,653

Depreciation	(1,822,410)	(404,932)	—	(2,227,342)	(284,100)
Operating expenses	(22,994,032)	(96,336,602)	(2,783,867)	(122,114,501)	(15,575,829)
Total expenses	(24,816,442)	(96,741,534)	(2,783,867)	(124,341,843)	(15,859,929)

Bank interest income	267,488	262	299	268,049	34,190
Interest expense	(3,109,942)	(5,060,072)	(560,130)	(8,730,143)	(1,113,539)
Other income	13,227,088	256,879	—	13,483,967	1,719,894
Other expense	—	—	(17,472)	(17,472)	(2,229)
Fair value loss on promissory note	—	—	(6,731,190)	(6,731,190)	(858,570)
Impairment loss on goodwill	—	(35,124,140)	—	(35,124,140)	(4,480,120)
Total other income (expense), net	10,384,634	(39,927,071)	(7,308,493)	(36,850,929)	(4,700,374)
Profit/(loss) before income tax expenses	715,797	(136,303,568)	(10,092,360)	(145,680,131)	(18,581,650)
Segment loss	(265,702)	(137,140,769)	(10,092,360)	(147,498,831)	(18,813,627)

Total assets	314,962,777	264,372,046	70,410,989	649,745,812	82,875,741
Total liabilities	(8,267,456)	(379,830,690)	(24,486,877)	(412,585,023)	(52,625,641)
Net assets (liabilities)	306,695,321	(115,458,644)	45,924,112	237,160,789	30,250,100

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

4. BUSINESS COMBINATION

(a) Acquisition of Winner Logistics Network Limited (“WLN”)

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

(b) Acquisition of Jingxing Holdings Limited

In May 2025, our Company acquired 100% equity interest of Jingxing Holdings Limited (“Jingxing Holdings”), a company incorporated in the British Virgin Islands, which wholly-owns Jingxing Storage Equipment Engineering (H.K.) Limited (“Jingxing Storage”), a company incorporated in Hong Kong engaging in the design, supply and installation of storage racking system, from the then existing shareholders of Jingxing Holdings, namely Mr. Wong Kwok Chung, Mr. Chen Dong and KLA Smart Capital Limited.

The aggregate consideration of the acquisition of Jingxing Holdings by our Company was HK$217 million (US$ 27,678,571). The consideration was determined with reference to the appraised value of the 100% equity interest of Jingxing Storage, the sole operating subsidiary of Jingxing Holdings, as at May 30, 2025 by an independent professional valuer using the market approach. As consideration of the acquisition, our Company allotted and issued 7,000 Class A Ordinary Shares to the aforementioned then existing shareholders of Jingxing Storage on May 30, 2025, and the value of the Class A Ordinary Shares was also determined by an independent professional valuer using the market approach. Each Class A Ordinary Share is entitled to one (1) vote at a meeting of the shareholders of the Company and each Class B ordinary share is entitled to twenty (20) votes at general meetings of our shareholders. Following the acquisition, our Company is owned as to 30% by Kamui Development Group Limited (holding 100% of our total issued Class B Ordinary Shares), which in turn is owned as to 100% by Reitar Logtech Engineering Limited, which in turn is owned as to 100% by Reitar Logtech. Reitar Logtech, through Kamui Development, owns 100% of our total issued and outstanding Class B Ordinary Shares, representing approximately 89.55% of the total voting power.

Under the acquisition method of accounting, the identifiable tangible assets acquired and liabilities assumed of Jingxing Group are recorded at the estimated acquisition date fair values. For all assets acquired and liabilities assumed other than goodwill, the carrying value was assumed to equal fair value.

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

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. BUSINESS COMBINATION (cont.)

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of Jingxing Holdings are recorded at the estimated acquisition date fair values.

The total purchase price consideration in the Business Combination was allocated to net assets acquired based on their estimated fair values as of the acquisition date. The following table sets forth the estimated fair values of assets to be acquired and liabilities to be assumed and the goodwill resulting from the Business Combination:

	Note	(HK$)	(US$)
Assets acquired:
Cash and cash equivalents	(a)	5,943,222	758,064
Accounts receivable, net	(a)	6,625,174	845,048
Contract assets, net	(a)	7,478,885	953,939
Deposit paid and other receivables	(a)	1,908,000	243,367
Amount due from a shareholder	(a)	7,000	893
Property and equipment, net	(b)	725,803	92,577
Right-of-use assets	(c)	418,184	53,340
Customer relationship		26,385,737	3,365,528
Fair value of assets acquired		49,492,005	6,312,756
Liabilities assumed:
Accounts payable	(a)	(8,515,051)	(1,086,104)
Accruals and other payables	(a)	(1,136,000)	(144,899)
Dividend payable	(a)	(7,880,000)	(1,005,102)
Contract liabilities	(a)	(13,000)	(1,658)
Operating lease liabilities	(c)	(344,415)	(43,930)
Tax payables	(a)	(2,577,854)	(328,808)
Amount due to a director	(a)	(1,034,114)	(131,902)
Deferred tax liabilities – non current	(e)	(4,353,647)	(555,312)
Operating lease liabilities – non current	(c)	(83,405)	(10,638)
Fair value of liabilities assumed		(25,937,486)	(3,308,353)
Fair value of net assets as of the acquisition date		23,554,519	3,004,403
Total consideration		217,000,000	27,678,571
Goodwill		193,445,481	24,674,168

	(HK$)	(US$)
Cash inflow from acquisition
Cash and cash equivalents of Jingxing Holdings at the date of acquisition	5,943,222	758,064
Cash provided from acquisition	5,943,222	758,064

Notes:

(a)	The carrying amounts reported are approximate their respective fair values because of the short-term nature of these accounts.

(b)	Property and equipment are valued using the cost approach, which is based on current replacement and/or reproduction cost of the asset as new, less depreciation attributable to physical, functional, and economic factors. It was determined that the fair value of property and equipment closely approximated their carrying value and no pro forma adjustment was deemed necessary or reflected in the purchase price allocation table.

(c)	The carrying amounts of right-of-use assets and operating lease liabilities are approximate to their respective fair values because it is discounted using an appropriate interest rate.

(d)	The customer relationship intangible asset was measured using income-based valuation approach. Under this method, the value of the customer relationship is determined by estimating the future cash flows attributable specifically to existing customers and then deducting contributory asset charges for the use of other supporting assets. The resulting excess earnings are discounted to present value using an appropriate discount rate that reflects the risk associated with the customer relationship. This approach captures the economic benefits expected to be generated from the existing customer base over its remaining useful life.

(e)	Deferred tax liabilities arise from the customer relationship intangible asset recognized in the business combination. The asset is amortized for financial reporting purposes but is not deductible for tax purposes, creating a taxable temporary difference. As a result, a deferred tax liability is recorded and will reverse over the asset’s useful life.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. BUSINESS COMBINATION (cont.)

Supplemental pro forma information

The following table presents pro-forma information as if the Business Combination had occurred on April 1, 2025. This pro-forma information combines the historical condensed consolidated results of operations of Reitar Logtech Holdings Limited and Jingxing Holdings after giving effect to certain adjustments. The pro-forma information does not necessarily reflect the results of operations that would have occurred had the Company acquired Reitar Capital Partners Limited on April 1, 2025.

For the Year ended March 31, 2026
HK$
Revenue	28,478,776
Net income	6,428,844

(c) Deconsolidation of Vincit Build Solution Co., Limited (“VBS”)

On September 30, 2025, the Company entered into an sales and purchase agreement (the “Agreement”) with Trico Partners Limited (“Trico Partners”) pursuant to which Trico Partners further acquired a 2% equity interest in VBS with a consideration of HK$5,000 (US$641). Upon closing of the agreement, the Company released total 51% equity interests to Trico Partners. As a result of the reduction in equity ownership from 51% to 49%, the Company no longer holds a majority voting interest nor the power to direct the relevant activities of VBS. Accordingly, the Company deconsolidated VBS on September 30, 2025, in accordance with ASC810-10-40.

The Company deconsolidate VBS and its subsidiary from the Company’s financial statements and record the 49% ownership of VBS as investment in an associate.

	HK$	US$
Consideration	5,000	638
Add: Carrying amount of VBS’s net liabilities	22,412,227	2,858,702
Gain on deconsolidation	22,417,227	2,859,340
Non-controlling interest	(10,275,166)	(1,310,608)
Net gain from deconsolidation of subsidiaries	12,142,061	1,548,732

	(HK$)	(US$)
Cash outflow from deconsolidation
Cash and cash equivalents of VBS at date of deconsolidation	(282,059)	(35,977)
Add: Sale proceeds	5,000	638
Net cash outflows from deconsolidation	(277,059)	(35,339)

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. RESTRICTED CASH

Restricted cash represents term deposits in banks with original maturity exceeding three months. As of March 31, 2026, the restricted cash had term of less than six months and carried interest at annual rates ranging from 2.00% to 2.65% (March 31, 2025: 3.85% to 3.30%). As of March 31, 2026, HK$6,000,000 (US$765,306) (March 31, 2025: HK$16,048,967) was made as surety money for certain major construction projects while HK$6,000,000 (US$765,306) (March 31, 2025: HK$6,000,000 as mentioned in note (d) of Note 14) was made under the banking facilities as mentioned in note (e) of Note 14.

6. CONTRACTS RECEIVABLE, NET

Contracts receivable, net is comprised of the following:

	As of March 31,
	2025	2026	2026
	HK$	HK$	US$
Contracts receivable	42,018,485	114,405,565	14,592,547
Allowance for expected credit losses	(9,894,252)	(23,108,734)	(2,947,543)
Balance at end of year	32,124,233	91,296,831	11,645,004

Allowance for expected credit losses consists of the following:

	As of March 31,
	2025	2026	2026
	HK$	HK$	US$
Beginning balance	3,094,465	9,894,252	1,262,022
Addition	6,799,787	13,214,553	1,685,530
Deconsolidation of subsidiaries	—	(71)	(9)
Ending balance	9,894,252	23,108,734	2,947,543

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. CONTRACT ASSETS, NET

Contract assets, net consist of the following:

	As of March 31,
	2025	2026	2026
	HK$	HK$	US$
Beginning balance	59,554,163	91,098,639	11,619,724
Addition	40,444,438	66,392,046	8,468,373
Changes due to billings	(8,087,529)	(91,537,573)	(11,675,711)
Acquisition of subsidiaries	—	7,478,885	953,939
Deconsolidation of subsidiaries	—	(9,879,634)	(256,460)
	91,911,072	63,552,363	8,106,168
Reversal (allowance) for expected credit losses	(812,433)	2,010,644	256,460
Ending balance	91,098,639	65,563,007	8,362,628

Allowance for expected credit losses consists of the following:

	As of March 31,
	2025	2026	2026
	HK$	HK$	US$
Beginning balance	1,533,832	2,346,265	299,268
(Reversal) addition	812,433	(2,010,644)	(256,460)
Ending balance	2,346,265	335,621	42,808

8. RETENTION RECEIVABLES, NET

Retention receivables, net consists of the following:

	As of March 31,
	2025	2026	2026
	HK$	HK$	US$
Beginning balance	597,580	582,575	74,308
Received during the year	—	(465,172)	(59,333)
Reversal (allowance) for expected credit losses	(15,005)	11,680	1,490
Balance at end of year	582,575	129,083	16,465

Allowance for expected credit losses consists of the following:

	As of March 31,
	2025	2026	2026
	HK$	HK$	US$
Beginning balance	8,565	15,005	1,914
(Reversal) addition	6,440	(11,680)	(1,490)
Ending balance	15,005	3,325	424

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. PREPAID EXPENSES AND OTHER RECEIVABLES, NET

Prepaid expenses and other receivables, net consist of the following:

	As of March 31,
	2025	2026	2026
	HK$	HK$	US$
Prepayment to vendors	1,371,382	4,220,580	538,339
Deferred offering costs	—	4,213,925	537,490
Deposit paid for life insurance	—	10,641,830	1,357,376
Receivable from disposal of property and equipment and termination of lease agreement (note a)	60,763,356	62,763,356	8,005,531
Loan receivables from Hi Speed (note b)	5,741,863	3,741,863	477,278
Loan receivables from Double Brave Limited (“DBL”) (note c)	2,600,000	2,707,627	345,361
Loan receivables from Tech Season Limited (“TSL”) (note d)	3,717,540	—	—
Other receivable from Profit Credit Limited (“PCL”) (note e)	29,060,000	29,060,000	3,706,633
Other receivable from Major Cellar Company Limited (“MCCL”) (note f)	3,000,000	3,000,000	382,653
Advance to Zhejiang JingXing Logistics Equipment Co., Ltd. (“ZJLE”) (note g)	—	1,908,000	243,367
Other receivables from Infinity Hong Kong Investment Limited (“IHKI”) (note h)	—	7,000,000	892,857
Other receivables from Pinecone Supply Chain Limited (“PSCL”) (note i)	—	4,406,219	562,018
Other receivables from WL International Holdings (HK) Limited (“WLIH”) (note j)	—	1,950,000	248,724
Accrued interest receivable from TSL (note d)	148,963	—	—
Others (note l)	15,900	2,125,684	271,134
Total before allowance for expected credit losses	106,419,004	137,739,084	17,568,761
Allowance for expected credit losses (note k)	(9,183,535)	(67,285,069)	(8,582,279)
Total	97,235,469	70,454,015	8,986,482
Less: non-current portion	—	(11,511,625)	(1,468,320)
Current portion	97,235,469	58,942,390	7,518,162

Allowance for expected credit losses consists of the following:

	As of March 31,
	2025	2026	2026
	HK$	HK$	US$
Beginning balance	—	9,183,535	1,171,369
Addition	9,183,535	58,101,534	7,410,910
Ending balance	9,183,535	67,285,069	8,582,279

Notes:

(a)	The balances represent the outstanding receivables in relation of the disposal of the cold storage equipment to Hi Speed Group and the termination of lease agreements. On September 22, 2023, a deed of addendum was entered for which the repayment schedule for the balance was adjusted to be settled by later date. Further. on March 28, 2024, a deed of share pledge was entered where the major shareholder of Hi Speed (“Shareholder) pledged his owned ordinary shares in Hi Speed as a collateral in favor of the Company. In the event of default by Hi Speed, the Company can exercise its right to seize the said ordinary shares pledged. On July 31, 2025, a second deed of addendum was entered for which the repayment schedule for the balance was adjusted to be settled by later date. Furthermore, Hi Speed and the Shareholder agreed in the second addendum to provide additional assets of Hi Speed for securing the repayment in the event for further default. Given that Hi Speed commenced bankruptcy proceedings during the year ended March 31, 2026, the related balance was fully impaired.

(b)	The balance represents a loan to Hi Speed from October 26, 2022 to February 15, 2023, bearing interest of 1.5% per month. The loan period was then extended to March 28, 2024 and no longer bears any interest. The accrued interest receivable was fully repaid during the year ended March 31, 2024. The loan receivable from Hi Speed is collateralised by the shares pledge and Hi Speed and the Shareholder agreed in the second addendum to provide additional assets of Hi Speed for securing the repayment in the event for further default as described in note 10(a) above. Given that Hi Speed commenced bankruptcy proceedings during the year ended March 31, 2026, the related balance was fully impaired.

(c)	The balance represented a loan to DBL, a third party, originally granted from 23 February 2025 to 23 August 2025, bearing interest at 2.5% per annum. A further extension agreement was subsequently entered into with DBL, extending the loan for an additional one year to 23 August 2026.

(d)	The balance represented a loan to TSL, which is a third party, from November 8, 2024 to April 24, 2025, bearing interest of 3.8% per annual. The balance was fully settled in April 2025.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. PREPAID EXPENSES AND OTHER RECEIVABLES, NET (cont.)

(e)	The balance represented a receivable from PCL, which is a third party, for potential construction project deal. The balance is not pledged and does not bear any interest. The project deal is on negotiation stage on March 31, 2026, and the balance will be fully refunded to the Company if the deal falls through.

(f)	The balance represented a receivable from MCCL, which is a third party, for potential strategic business deal related to automated wine warehouse. The balance is not pledged and does not bear any interest. The business deal is on negotiation stage on March 31, 2026, and the balance will be fully refunded to the Company if the deal falls through.

(g)	The balance represented a receivable from ZJLE, which is a third party, a vendor of racking storage materials and equipment. The Company may, from time to time, make payments on behalf of ZJLE for subcontracting fees and purchase deposits required for the completion of racking-related works.

(h)	The balance represented a receivable from IHKI, which is a third party, potential strategic partner of the Company in connection with the proposed establishment of a joint venture. These advances primarily relate to initial setup costs and deposits required to progress the joint venture formation. As of March 31, 2026, the joint venture had not yet been established.

(i)	The balance represented a receivable from PSCL, which is a third party, a vendor of construction materials and equipment. The Company may, from time to time, make payments on behalf of ZJLE for subcontracting fees and purchase deposits required for the completion of construction-related works.

(j)	The balance represented a receivable from WLIH, which is a third party, a vendor of the Company in connection with planned food-chain cooperation projects. To facilitate the commencement of such cooperation, the Company has advanced a retainer fee to WLIH for preliminary procurement coordination and related preparatory activities.

(k)	The allowances of expected credit losses in relation to Hi Speed Group as mentioned in note (a) and (b), in aggregate, as at March 31, 2026, is HK$66,505,219 (US$8,482,809) while that in relation to note (d) to (g), in aggregate, as at March 31, 2026, is HK$779,850 (US$99,471).

(l)	Others mainly comprise amount due from the former shareholder of Jingxing in connection with the acquisition, rental and electricity deposits, and a government guarantee deposit related to construction waste disposal.

10. LONG-TERM INVESTMENT

Long-term investments, net consisted of the following:

	As of March 31,
	Ownership interest	2025	Ownership interest	2026	2026
		HK$		HK$	US$
Equity method investments:
Investment in Smartmore (note a)	30.0%	1	30.0%	1	1
Non-marketable equity securities:
Investment in Blaze Master (note b)	3.0%	11,685,325	3.0%	12,427,077	1,585,085
Investment in Vincit Build Solution Co., Limited (note 4(d))	—	—	49.0%	—	—
Net carrying value		11,685,326		12,427,078	1,585,086

Notes:

(a)	On February 22, 2023, the Company through its wholly-owned subsidiary, Reitar Logtech Group Limited, acquired 30% equity interests in Smartmore LogTech International Group Limited (“Smartmore”), a company incorporated in the Hong Kong on December 15, 2022, for consideration of HK$1 (US$0.13). Smartmore is principally engaged in the provision of automatic solutions in the logistic industry. The Company’s 30% ownership interest provides it with significant influence over Smartmore through board representation, participation in policy discussions, and access to financial information. Accordingly, the investment is accounted for using the equity method in accordance with ASC 323. Smartmore had no operation from its incorporation to March 31, 2024 and it began offering customers automated solutions during the years ended March 31, 2025 and 2026.

(b)	In May 2023, the Company’s subsidiary, Cogen Investment (WS) Limited, signed with an independent third party a shareholders’ agreement to an equity investment with amount equivalent to 3% shareholding in Blaze Master International Limited (“Blaze Master”), a company incorporated under the laws of the BVI as a limited liability company. Blaze Master, through its wholly owned subsidiary in Hong Kong, owns an industrial property situated in Hong Kong. The transaction was completed on May 25, 2023 and the investment amounted to HK$11,685,325 as of March 31, 2025. Additional investment amounted to HK$741,752 (US$94,611) during the year ended March 31, 2026. The 3% equity investment is recognized as investment in equity security pursuant to ASC 321. As the Company has no intention to sell the 3% shareholding within 12 months from the end of the reporting period, investment is classified as non-current asset.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of March 31,
	2025	2026	2026
	HK$	HK$	US$
Furniture and fixture	596,356	1,068,437	136,280
Office equipment	577,595	1,298,263	165,595
Leasehold improvement	6,549,903	7,577,640	966,536
Machinery	3,882,266	5,781,226	737,401
Motor vehicles	—	1,318,788	168,213
Total	11,606,120	17,044,354	2,174,025
Less: accumulated depreciation	(5,827,122)	(11,143,675)	(1,421,387)
Property and equipment, net	5,778,998	5,900,679	752,638

Depreciation expenses recognized in operating expenses for the years ended March 31, 2024, 2025 and 2026 were HK$2,391,477, HK$2,435,879 and HK$2,227,342 (US$284,100), respectively. Depreciation expenses recognized in cost of revenue for the years ended March 31, 2024, 2025 and 2026 were nil, HK$217,503 and HK$970,505 (US$123,789), respectively.

12. INTANGIBLE ASSETS

Intangible assets consists of the following:

	As of March 31,
	2025	2026	2026
	HK$	HK$	US$
Customer relationship
Balance at beginning of the year	—	—	—
Acquisition of subsidiaries	—	26,385,737	3,365,528
	—	26,385,737	3,365,528
Less: accumulated amortization	—	(2,198,812)	(280,461)
Balance at end of the year	—	24,186,925	3,085,067

Customer relationships represent the value of established relationships with existing customers that are expected to generate future economic benefits. Customer relationships acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. GOODWILL

The changes in the carrying amount of goodwill are as follows.

	Asset management and professional consultancy services segment	Construction and engineering services segment	Asset management and professional consultancy services segment	Design, supply and installation of storage racking system segment
	Acquisition of Reitar Capital Partners Limited (i)	Acquisition of Alvin Design (ii)	Acquisition of WLN (iii)	Acquisition of Jingxing (iv)	Total
	HK$	HK$	HK$	HK$	HK$
BALANCE, March 31, 2024
Goodwill	34,066,838	1,500,000	—	—	35,566,838
Accumulated impairment losses	—	(1,500,000)	—	—	(1,500,000)
	34,066,838	—	—	—	34,066,838

Goodwill acquired during year	—	—	1,057,302	—	1,057,302
Impairment losses	—	—	—	—	—

BALANCE, March 31, 2025
Goodwill	34,066,838	1,500,000	1,057,302	—	36,624,140
Accumulated impairment losses	—	(1,500,000)	—	—	(1,500,000)
	34,066,838	—	1,057,302	—	35,124,140

Goodwill acquired during year	—	—	—	193,445,481	193,445,481
Impairment losses	—	—	—	—	—

BALANCE, March 31, 2026
Goodwill	34,066,838	1,500,000	1,057,302	193,445,481	230,069,621
Accumulated impairment losses	(34,066,838)	(1,500,000)	(1,057,302)	—	(36,624,140)
	—	—	—	193,445,481	193,445,481

BALANCE, March 31, 2026 (US$)	—	—	—	24,674,168	24,674,168

The Company has four reporting units with goodwill - Acquisition of Reitar Capital Partners Limited, Acquisition of Alvin Design, Acquisition of WLN and Acquisition of Jingxing Holdings and two reportable segments - Construction and engineering services and Asset management and professional consultancy services.

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

As of March 31, 2026, the Company performed a qualitative and quantitative annual assessment for goodwill impairment. Based on its qualitative analysis, which considered the reporting unit results, projections and additional business and industry specific considerations, the Company performed a further revision of the estimates of the fair value of both reporting units. As part of this analysis, the Company also considered the potential impacts of the sensitivity of estimates and assumptions. The material assumptions used for the goodwill annual impairment test for the segment were five years of projected net cash flows, a weighted average cost of capital rate of 7.95% and a long-term growth rate of 1.87%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill. As required by ASC 820, “Fair Value Measurements and Disclosures,” the Company applies assumptions that marketplace participants would consider in determining the fair value of its reporting unit.

As a result of the impairment assessment, the Company concluded that the fair value of the reporting unit below its carrying value, and therefore the Company recognizes goodwill impairment of HK$34,066,838 (US$4,345,260) during the year ended March 31, 2026.

(ii) Goodwill arising from acquisition of Alvin Design

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

As of March 31, 2025 and 2026, no goodwill impairment test deemed necessary as the goodwill has been fully impaired and subsequent reversal of a previously recognized impairment loss of goodwill is prohibited in accordance with ASC 350.

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

As of March 31, 2026, the Company performed a qualitative and quantitative annual assessment for goodwill impairment. As a result of the impairment assessment, the Company concluded that the fair value of the reporting unit below its carrying value, and therefore the Company recognizes goodwill impairment of HK$1,057,302 (US$134,860) during the year ended March 31, 2026.

(iv) Goodwill arising from acquisition of Jingxing Holdings

On May 30, 2025, the Company acquired 100% equity interest of Jingxing Holding Limited, a limited liability company incorporated in the British Virgin Islands at a consideration of HK$217,000,000 (US$27,678,571), whose primary business is engaging in the design, supply and installation of storage racking system in Hong Kong. This Business Combination gave rise to the Company recognizing HK$193,445,481 (US$24,674,168) in goodwill as the difference between the purchase price and the net liabilities as of the acquisition date of Jingxing Holding Limited.

As of March 31, 2026, the Company performed a qualitative and quantitative annual assessment for goodwill impairment. Based on its qualitative analysis, which considered the reporting unit results, projections and additional business and industry specific considerations, the Company believes that the operation of Jingxing Holdings will generate economic benefit in the foreseeable future based on the historical data and current market conditions. As such, the Company consider no impairment loss is required on March 31, 2026.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. BANK BORROWINGS

Bank borrowings as of March 31, 2025 and 2026 are as follows:

		Maturity		Weighted average interest rate as of March 31,		Balance as of March 31,
Lender	Type	date	Currency	2025	2026	2025	2026	2026
						HK$	HK$	US$
Bank of China (Hong Kong) (note a)	Term loan	Within 1 year or on demand	HK$	4.19%	5.35%	1,173,028	300,601	38,342
Bank of China (Hong Kong) (note c)	Term loan	Within 1 year or on demand	HK$	3.00%	3.35%	19,905,324	19,504,121	2,487,771
China Construction Bank (Asia) Corporation Limited (note b)	Revolving loan	Within 1 year or on demand	HK$	6.38%	4.75%	3,550,000	2,828,000	360,714
China Construction Bank (Asia) Corporation Limited (note b)	Term loan	Within 1 year or on demand	HK$	5.43%	4.66%	3,731,600	3,641,000	464,413
The Hongkong and Shanghai Banking Corporation Limited (note d)	Term loan	Within 1 year or on demand	HK$	6.25%	6.25%	50,000,000	—	—
The Hongkong and Shanghai Banking Corporation Limited (note e)	Term loan	Within 1 year or on demand	HK$	—	6.33%	—	35,354,328	4,509,481
The Hongkong and Shanghai Banking Corporation Limited (note f)	Revolving loan	Within 1 year or on demand	HK$	—	3.73%	—	9,999,999	1,275,510
The Hongkong and Shanghai Banking Corporation Limited (note g)	Premium Financing for insurance loan	Within 1 year or on demand	HK$	—	6.69%	—	6,470,927	825,373
Hang Seng Bank Limited (note h)	Revolving loan	Within 1 year or on demand	HK$	—	4.34%	—	7,246,758	924,331
Hang Seng Bank Limited (note i)	Term loan	Within 1 year or on demand	HK$	—	8.38%	—	24,524,883	3,128,174
Total						78,359,952	109,870,617	14,014,109

Note:

(a)	The banking facilities were secured as follows:

(i)	Personal guarantee by Mr. Ching Han Wan, a director of a subsidiary of the Company, and Mr. Chung; and

(ii)	Guaranteed under the SME Financing Guarantee Scheme, which are fully guaranteed by HKMC Insurance Limited.

(b)	The banking facilities were secured as follows:

(i)	Legal charge over a property granted by Mr. Kin Chung Chan (“Mr. Chan”), Director, Chairman and Chief Executive Officer of the Company, and his spouse;

(ii)	Personal guarantee by Mr. Chan and his spouse; and

(iii)	Corporate guarantee by Wisdom Way International Limited and General Source Investment Limited, companies controlled by Mr. Chan.

(c)	The banking facilities were secured as follows:

(i)	Personal guarantee by Mr. Chung and Mr. Chan; and

(ii)	Guaranteed under the SME Financing Guarantee Scheme, which are fully guaranteed by HKMC Insurance Limited.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. BANK BORROWINGS (cont.)

(d)	The banking facilities were secured as follows:

	(i)	Personal guarantee Mr. Chan, Mr. Chung and Mr. Yip;

	(ii)	Corporate guarantee by Reitar Logtech Holdings Limited;

	(iii)	HK$6,000,000 (US$765,306) time deposit; and

	(iv)	Contracts receivable

(e)	The banking facilities were secured as follows:

	(i)	Personal guarantee Mr. Chan, Mr. Chung and Mr. Yip;

	(ii)	Corporate guarantee by Reitar Logtech Holdings Limited;

	(iii)	HK$6,500,000 (US$829,082) bank deposits;

	(iv)	HSBC Jade Global Generations Universal Life Insurance Plan; and

	(v)	Contracts receivable

(f)	The banking facilities were secured as follows:

	(i)	Personal guarantee Mr. Chan, Mr. Chung and Mr. Yip;

	(ii)	Corporate guarantee by Reitar Logtech Holdings Limited;

	(iii)	HK$6,500,000 (US$829,082) bank deposits;

	(iv)	HSBC Jade Global Generations Universal Life Insurance Plan; and

	(v)	Contracts receivable

(g)	The banking facilities were secured as follows:

	(i)	Deposit paid of HK$10,641,830 (US$1,357,376);

	(ii)	Corporate guarantee by Reitar Logtech Holdings Limited; and

	(iii)	Personal guarantee Mr. Chan, Mr. Chung and Mr. Yip

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. BANK BORROWINGS (cont.)

(h)	The banking facilities were secured as follows:

	(i)	Bank deposit of Kamui Construction & Engineering Group Limited, Kamui Cold Chain Engineering & Service Limited and Kamui Logistics Automation System Limited;

	(ii)	Cross guarantee by Kamui Construction & Engineering Group Limited, Kamui Cold Chain Engineering & Service Limited and Kamui Logistics Automation System Limited;

	(iii)	Corporate guarantee by Reitar Logtech Holdings Limited; and

	(iv)	Personal guarantee Mr. Chan, Mr. Chung and Mr. Yip

(i)	The banking facilities were secured as follows:

	(i)	Bank deposit of Kamui Construction & Engineering Group Limited, Kamui Cold Chain Engineering & Service Limited and Kamui Logistics Automation System Limited;

	(ii)	Cross guarantee by Kamui Construction & Engineering Group Limited, Kamui Cold Chain Engineering & Service Limited and Kamui Logistics Automation System Limited;

	(iii)	Corporate guarantee by Reitar Logtech Holdings Limited; and

	(iv)	Personal guarantee Mr. Chan, Mr. Chung and Mr. Yip

15. OTHER LOAN

Other loan as of March 31, 2025 and 2026 are as follows:

		Maturity		Weighted average interest rate as of March 31,		Balance as of March 31,
Lender	Type	date	Currency	2025	2026	2025	2026	2026
						HK$	HK$	US$
Happy CP Company Limited (note a)	Term loan	October 14, 2025	HK$	8.00%	8.00%	778,000	—	—
Total						778,000	—	—

Note:

(a)	The other loan was made for the purchase of the machinery and was secured as follows:

	(i)	Corporate guarantee by Reitar Logtech Holdings Limited; and

	(ii)	Contracts receivable

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. PROMISSORY NOTES

Promissory notes as of March 31, 2026 are as follows:

		Maturity		Weighted average interest rate as of March 31,		Balance as of March 31,
Holder	Type	date	Currency	2025	2026	2025	2026	2026
						HK$	HK$	US$
CROM Structured Opportunities Fund I, LP (note a)	Convertible senior promissory note – debt host	December 21, 2030	US$	—	10%	—	(5,083,250)	(648,374)
First Fire Global Opportunities Fund, LLC (note b)	Convertible senior promissory note – debt host	December 24, 2030	US$	—	10%	—	(5,835,846)	(744,368)
							(10,919,096)	(1,392,742)

CROM Structured Opportunities Fund I, LP (note a)	Convertible senior promissory note – embedded derivative	December 21, 2030	US$	—	—	—	(6,022,116)	(768,127)
First Fire Global Opportunities Fund, LLC (note b)	Convertible senior promissory note – embedded derivative	December 24, 2030	US$	—	—	—	(6,030,109)	(769,146)
						—	(12,052,225)	(1,537,273)
Total						—	(22,971,321)	(2,930,015)

Note:

(a)	On December 21, 2025, the Company issued a senior promissory note to CROM Structured Opportunities Fund I, LP with a principal amount of US$1,100,000 and a purchase price of US$1,000,000, reflecting an original issue discount of US$100,000. The note includes an initial interest charge and contractual accretion features that increase the outstanding principal balance by 10% on each annual anniversary date, with additional accretion if the maturity date is extended from 60 months to 84 months.

The holder may convert outstanding principal and interest into ordinary shares at a variable conversion price equal to 90% of the lowest daily Volume-Weigthed Average Price (“VWAP”) of the Company’s shares during the five trading days prior to the conversion date, subject to anti-dilution protections, a 4.99% ownership cap, and forced-conversion provisions at maturity. The notes also include penalty and buy-in mechanisms for delayed share delivery.

(b)	On December 24, 2025, the Company issued a senior promissory note to FirstFire Global Opportunities Fund, LLC with a principal amount of US$1,100,000 and a purchase price of US$1,000,000, reflecting an original issue discount of US$100,000. The note includes an initial interest charge and contractual accretion features that increase the outstanding principal balance by 10% on each annual anniversary date, with additional accretion if the maturity date is extended from 60 months to 84 months.

The holder may convert outstanding principal and interest into ordinary shares at a variable conversion price equal to 90% of the lowest daily Volume-Weigthed Average Price (“VWAP”) of the Company’s shares during the five trading days prior to the conversion date, subject to anti-dilution protections, a 4.99% ownership cap, and forced-conversion provisions at maturity. The notes also include penalty and buy-in mechanisms for delayed share delivery.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. PROMISSORY NOTES (cont.)

Fair Value Measurement

The fair value measurement of the embedded derivative is classified as Level 3 under ASC 820 due to the use of significant unobservable inputs and management judgment. The Company engaged an independent third-party valuation specialist to estimate the fair value of the embedded derivative using a Monte Carlo simulation model. The valuation model simulated multiple potential future stock-price paths and expected settlement outcomes and incorporated the contractual terms of the instruments, including the equity price volatility, VWAP distribution characteristics, conversion behavior assumptions, credit spreads, liquidity discounts, step-up principal accretion, and forced-conversion scenarios.

As of March 31, 2026, the significant assumptions used in the valuation included the Company’s common stock price of US$0.508 per share, expected volatility of 34.0%, a risk-free rate of 4.18%, and a remaining contractual term of approximately 4.74 years. The valuation also reflected assumptions regarding expected conversion behavior and settlement outcomes over the remaining life of the instruments. In addition, the model was calibrated to observed transaction proceeds. No financing below the contractual floor price is expected in 2027, and accordingly no floor-reset event was incorporated into the March 31, 2026, valuation.

Because the valuation is based on unobservable inputs, changes in those assumptions could result in a materially different fair value measurement. In general, higher assumed volatility, lower expected conversion prices, or assumptions that accelerate or increase stock-based settlement would increase the fair value of the embedded derivative, while lower volatility or assumptions resulting in greater cash settlement or reduced conversion value would decrease the fair value.

During the year ended March 31, 2026, no promissory notes are converted to shares. As of March 31, 2026, the remaining embedded derivatives had a fair value of HK$12,052,225 (US$1,537,273).

For the year ended March 31, 2026, the Company recognized:

-	HK$1,172,390 (US$149,540) related to issuance costs included in administrative expenses, and

-	HK$6,731,190 (US$858,570) fair value loss on promissory notes, the fair value loss comprises a day-one fair value loss of HK$7,914,312 (US$1,009,479) at inception date, partially offset by fair value gain of HK$1,183,122 (US$150,909) on embedded derivative as of the year-end date.

The following table presents changes in the fair value of the embedded derivative of promissory notes:

	Balance as of March 31, 2026
	HK$	US$
Fair value of embedded derivative at issuance	13,235,347	1,688,182
Change in fair value	(1,183,122)	(150,909)
Fair value of embedded derivative at March 31, 2026	12,052,225	1,537,273

For the year ended March 31, 2026, the Company recognized a net fair value loss of HK$6,731,190 (US$858,570) relating to the remeasurement of the embedded derivative of promissory notes. This amount includes both the initial day-one loss arising from the difference between cash proceeds and initial fair value, and subsequent changes in fair value during the reporting period.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	As of March 31,
	2025	2026	2026
	HK$	HK$	US$
Accrued expenses	2,443,882	9,364,075	1,194,398
Other payables	—	887,379	113,187
Deposit paid	—	500,000	63,776
Total	2,443,882	10,751,454	1,371,361

18. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company entered into leases for use of office and sub-lease of cold storage facilities in Hong Kong, under non-cancelable operating leases, which lease terms are expired from August 2026 to September 2031. The Company determines if a contract contains a lease at inception. U.S. GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty.

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

Supplemental balance sheet information related to operating leases was as follows:

	As of March 31,
	2025	2026	2026
	HK$	HK$	US$
Operating lease:
Cost	8,247,807	165,519,426	21,112,172
Less: accumulated amortization	(5,882,983)	(14,386,173)	(1,834,971)
Operating lease right-of-use assets	2,364,824	151,133,253	19,277,201

Current operating lease obligation	2,364,824	25,887,386	3,301,963
Non-current operating lease obligation	—	127,694,936	16,287,619
Total operating lease obligation	2,364,824	153,582,322	19,589,582

Operating lease expense for the years ended March 31, 2024, 2025 and 2026 was HK$2,455,945, HK$2,859,872 and HK$16,484,583 (US$2,455,945), respectively.

Upon adoption of ASU 2016-02, “Leases” (Topic 842) on April 1, 2023 and during the year ended March 31, 2026, the Company recognized HK$164,834,828 of initial ROU assets and same amount of operating lease liability based on the present value of the future minimum rental payments of leases by using a weighted-average incremental borrowing rate of 6.3%. As of March 31, 2026, the weighted-average lease term is 2.8 years for the remaining leases. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (cont.)

Maturity analysis of future minimum lease payments under non-cancellable leases subsequent to March 31, 2026 are as follows:

For the period ending December 31,	HK$	US$

2027	34,052,184	4,343,391
2028	33,706,884	4,299,347
2029	33,092,139	4,220,936
2030	31,247,904	3,985,702
2031	31,234,104	3,983,942
2032	15,615,672	1,991,795
Total minimum lease payments	178,948,887	22,825,113
Less: interest component	(25,366,565)	(3,235,531)
Present value of minimum lease payments	153,582,322	19,589,582

Other supplemental information about the Company’s operating lease as of March 31, 2026:

Weighted average discount rate	6.3%
Weighted average remaining lease term (years)	2.8

19. CONTRACT LIABILITIES

Contract liabilities consist of the following:

	As of March 31,
	2025	2026	2026
	HK$	HK$	US$
Balance at beginning of the year	59,363,407	53,953,394	6,881,811
Addition	1,464,433	10,782,604	1,375,332
Acquisition of subsidiaries	—	13,000	1,658
Deconsolidation of subsidiaries	—	(1,801,242)	(229,750)
Recognized to revenue during the year	(6,874,446)	(21,472,567)	(2,738,848)
Balance at end of year	53,953,394	41,475,189	5,290,203

20. DISAGGREGATED REVENUE

The following table shows disaggregated revenue by major categories for the years ended March 31, 2024, 2025 and 2026, respectively:

	Years ended March 31,
	2024		2025		2026
	HK$	%	HK$	%	HK$	US$	%
Construction management and engineering design services	230,970,927	91.7%	357,667,837	94.6%	191,382,877	24,411,081	86.2%
Maintenance services	7,028,760	2.8%	4,888,206	1.3%	—	—	—
WaaS	—	—	391,925	0.1%	1,186,047	151,282	0.5%
Construction consultancy services	—	—	—	—	6,255,000	797,832	2.8%
Asset management services	5,990,000	2.3%	6,990,000	1.8%	396,257	50,543	0.2%
Professional consultancy services	7,990,188	3.2%	8,231,783	2.2%	7,183,907	916,314	3.3%
Rental income of cold storage facility	—	—	—	—	9,817,277	1,252,204	4.4%
Sales of food and agricultural products	—	—	—	—	5,802,965	740,174	2.6%
Total	251,979,875	100.0%	378,169,751	100.0%	222,024,330	28,319,430	100.0%

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. DISAGGREGATED REVENUE (cont.)

Transaction price allocated to the remaining performance obligations

Transaction price allocated to the remaining performance obligations represents all future, non-cancelable contracted revenue that has not yet been recognized. As of March 31, 2026, total remaining non-cancelable performance obligations under the Company’s construction management and engineering design service contracts with customers was approximately HK$98,490,660 (US$12,562,584).

The following table presents the amount of the transaction price allocated to the remaining performance obligations expected to be recognized as revenue when performance obligations are satisfied:

Years ended March 31,	HK$	US$
2027	81,047,660	10,337,712
2028	17,443,000	2,224,872

Total	98,490,660	12,562,584

21. OTHER INCOME

Other income consists of the followings:

	Years ended March 31,
	2024	2025	2026	2026
	HK$	HK$	HK$	US$
Government subsidies (note a)	—	638,400	—	—
Exchange difference on foreign currency translation	—	—	529,211	67,502
Bad debt recovered	—	96,969	—	—
Gain on deconsolidation of subsidiaries	—	—	12,142,061	1,548,732
Loan interest income from WSL (note 10)	40,000	40,000	—	—
Loan interest income from TSL (note 10)	—	148,963	101,027	12,886
Advertising fee income	—	—	152,225	19,416
Management fee income	—	—	290,000	36,990
Waive of account payables	—	—	253,790	32,371
Others	1,800	42,886	15,653	1,997
	41,800	967,218	13,483,967	1,719,894

(a)	For the year ended March 31, 2025, the government subsidies were granted by the Construction Innovation and Technology Fund (“CITF”) established by the Development Bureau (“DEVB”) of Hong Kong Government to provide financial support to enterprises in Hong Kong construction industry. There were no unfulfilled conditions nor other contingencies attached to the CITF funding.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22. TAXES

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

Significant components of the income tax expenses are as follows:

	Years ended March 31,
	2024	2025	2026	2026
	HK$	HK$	HK$	US$
Current:
Hong Kong	5,806,012	6,431,499	5,308,729	677,134
Deferred tax credit	—	—	(3,490,029)	(445,157)
Total income tax expenses	5,806,012	6,431,499	1,818,700	231,977

The following table reconciles Cayman Islands statutory rates to the effective tax rate:

	Years ended March 31,
	2024	2025	2026
Income tax rate in the Cayman Islands, permanent tax holiday	0.0%	0.0%	0.0%
Hong Kong statutory income tax rate	16.5%	16.5%	(16.5)%
Income not taxable	—	(6.9)%	(1.8)%
Expenses not deductible	—	—	8.8%
Over (under) provision of prior year	—	(0.3)%	0.7%
Tax concession	(0.7)%	(2.0)%	(0.1)%
Tax loss not recognized	—	—	2.1%
Change in valuation allowance (note (a))	7.0%	65.2%	8.0%
Effective tax rate	22.8%	72.5%	1.2%

Note:

(a)	Change in valuation allowance represents valuation allowance of deferred tax assets recorded for the years ended March 31, 2024, 2025 and 2026 from certain subsidiaries of the Company in Hong Kong.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22. TAXES (cont.)

Deferred tax

The deferred tax assets which are principally comprised of net operating losses. The deferred tax assets consist of the following components:

	As of March 31,
	2024	2025	2026	2026
	HK$	HK$	HK$	US$
Deferred tax assets	2,350,700	4,128,600	6,718,269	856,922
Valuation allowance	(2,350,700)	(4,128,600)	(3,591,044)	(458,041)
Net deferred tax assets	—	—	3,127,225	398,881

Movements of valuation allowance were as follows:

	For the years ended March 31,
	2024	2025	2026	2026
	HK$	HK$	HK$	US$
Balance, beginning of the year	(1,437,150)	(2,350,700)	(4,128,600)	(526,607)
Additions	(913,550)	(1,777,900)	(1,062,373)	(135,507)
Deconsolidation of subsidiaries	—	—	1,599,929	204,073
Balance, end of the year	(2,350,700)	(4,128,600)	(3,591,044)	(458,041)

As of March 31, 2024, 2025 and 2026, the Company had HK$14,246,600, HK$25,021,900 and HK$40,716,791 (US$5,193,468) of net operating loss carryforwards available to reduce future taxable income, respectively. All the net operating loss will carryforwards indefinitely.

During the years ended March 31, 2024, 2025 and 2026, the Company recognized valuation allowances of HK$913,550, HK$1,777,900 and HK$1,062,373 (US$135,507), respectively, against its deferred tax assets. Management determined that, except for the tax losses of HK$18,952,883 (US$2,417,460) attributable to the Company’s major subsidiary, the other tax losses were more likely than not to be unrecoverable. Accordingly, the Company recorded a 100% valuation allowance against those deferred tax assets for the years ended March 31, 2024, 2025 and 2026.

 The deferred tax liabilities which are principally comprised of valuation allowance of customer relationship. The deferred tax liabilities consist of the following components:

	As of March 31,
	2024	2025	2026	2026
	HK$	HK$	HK$	US$
Valuation allowance	—	—	(3,990,843)	(509,036)
Deferred tax liabilities	—	—	(3,990,843)	(509,036)

Movements of valuation allowance were as follows:

	For the years ended March 31,
	2024	2025	2026	2026
	HK$	HK$	HK$	US$
Balance, beginning of the year	—	—	—	—
Acquisition from business combination	—	—	4,353,647	555,312
Credit to profit or loss	—	—	(362,804)	(46,276)
Deferred tax liabilities	—	—	3,990,843	509,036

As of March 31, 2024, 2025 and 2026, the Company recognized the valuation allowance of HK$4,353,647 (US$555,312) from the customer relationships acquired in a business combination in May 2025.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23. Related party balances and transactions

Nature of relationships with related parties

Name	Relationship
JingXing Storage Equipment Engineering (H.K.) Company Limited (“JingXing”)(i)	A wholly owned subsidiary of KGDL
Compass Engineering Limited(i)	A wholly owned subsidiary of KGDL
Kamui Construction Management Limited	Entity controlled by management of the Company
Star Capital Investment Limited (“Star Capital”)	Entity controlled by Mr. Chan
Ginger Limited (“Ginger”)	Entity controlled by Mr. Chan
NEXX Global Limited (“NEXX”)	Entity controlled by Mr. Chan
Mr. Hau Lim Chung (“Mr. Chung”)	Director of the Company
Mr. Yuxi Liang (“Mr. Liang”)	Non-controlling shareholder of Cogen Advisory Limited
Mr. Ka Ho Chiu (“Mr. Chiu”)	Non-controlling shareholder of Cogen Advisory Limited

(i)	On January 16, 2023, Mr. Chung and Mr. Yiu disposed of their 100% equity interest in KGDL. JingXing and Compass Engineering Limited, which were subsidiaries of KGDL, were not regarded as related parties of the Company after January 16, 2023.

The amounts due from related parties consists of the following:

	As of March 31,
	2025	2026	2026
	HK$	HK$	US$
Due from Star Capital	12,295,575	15,111,725	1,927,516
Due from Ginger	20,865	20,865	2,661
Due from NEXX	285,787	1,651,175	210,609
Total	12,602,227	16,783,765	2,140,786

The amounts due from the related parties are unsecured, interest free with no specific repayment terms. The amounts are of non-trade nature.

The amounts due to related parties consists of the following:

	As of March 31,
	2025	2026	2026
	HK$	HK$	US$
Due to Star Capital	—	5,150	657
Due to NEXX	—	1,015,100	129,477
Due to Mr. Liang	1,197,517	1,305,493	166,517
Due to Mr. Chiu	969,750	976,507	124,554
Total	2,167,267	3,302,250	421,205

The amounts due to the related parties are unsecured, interest free with no specific repayment terms. The amounts are of non-trade nature.

In addition to the related party balances above, the Company has the following significant related party transactions incurred as below:

	Years ended March 31,
	2024	2025	2026	2026
	HK$	HK$	HK$	US$
Revenue from Smartmore	1,742,678	—	—	—
Revenue from NEXX	—	490,375	744,861	95,008
Revenue from Star Capital	—	1,000,000	—	—
Subcontracting cost to Smartmore	—	16,563,785	5,750,000	733,418
Subcontracting cost to Vincit Build Solution Co., Limited	—	—	30,930,239	3,945,184
Acquisition of machinery from NEXX	—	2,977,788	—	—

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. riskS AND UNCERTAINTIES

Credit risk

The Company’s assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances, contracts receivable and contract assets, and other receivables.

Bank balances

The Company believes that there is no significant credit risk associated with cash in Hong Kong, which was held by reputable financial institutions in the jurisdiction where the Company’s Hong Kong subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$63,776) if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2026, cash balance of HK$8,633,257 (US$1,101,181) was maintained at financial institutions in Hong Kong and approximately HK$500,000 was insured by the Hong Kong Deposit Protection Board.

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

Customers concentrations

For the year ended March 31, 2024, two customers accounted for 69.3% and 10.4% of total revenue . For the year ended March 31, 2025, two customers accounted for 61.5% and 23.5% of total revenue . For the year ended March 31, 2026, two customers accounted for 33.8% and 30.4% of total revenue. No other customer accounts for more than 10% of revenue for the years ended March 31, 2024, 2025 and 2026.

As of March 31, 2025, two customers accounted for 64.5% and 12.3% of the total balance of contracts receivable. As of March 31, 2026, two customers accounted for 35.9% and 23.4% of the total balance of contracts receivable. No other customer accounts for more than 10% of contracts receivable as of March 31, 2025 and 2026.

Contract assets concentrations

As of March 31, 2025, two customers accounted for 51.6% and 44.9% of the total balance of contract assets. As of March 31, 2026, two customers accounted for 57.5% and 16.5% of the total balance of contract assets. No other customer accounts for more than 10% of contract assets as of March 31, 2025 and 2026.

As of March 31, 2025, one customer accounted for 100% of retention receivable. As of March 31, 2026, one customer accounted for 100% of retention receivable. No other customer accounts for more than 10% of retention receivable as of March 31, 2025 and 2026.

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. riskS AND UNCERTAINTIES (cont.)

Subcontractors concentrations

For the year ended March 31, 2024, one subcontractor accounted for 19.6% of total purchases. For the year ended March 31, 2025, one subcontractor accounted for 19.2% of total purchases. For the year ended March 31, 2026, three subcontractors accounted for 15.9%, 15.0% and 12.4% of total purchases. No other subcontractor accounts for more than 10% of purchases for the years ended March 31, 2024, 2025 and 2026.

As of March 31, 2025, two subcontractors accounted for 19.8% and 13.7% of the total balance of accounts payable. As of March 31, 2026, two subcontractors accounted for 59.1% and 22.4% of the total balance of accounts payable. No other subcontractor accounts for more than 10% of accounts payable as of March 31, 2025 and 2026.

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

REITAR LOGTECH HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25. Shareholders’ equity

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

Dividend distributions

No dividend was declared for the years ended March 31, 2024, 2025 and 2026.

26. SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after March 31, 2026 up through August 17, 2026, which is the date that these consolidated financial statements are available to be issued. There were no other material subsequent events that require disclosure in these consolidated financial statements other than disclosed below.

Reverse Share Split

On August 4, 2026, the Board of directors approved a reverse share split (the “Share Consolidation”), subject to shareholder approval at the Extraordinary General Meeting (“EGM”) on August 28, 2026. Pursuant to the resolutions passed at the EGM, every twenty-five (25) issued and unissued Class A ordinary shares and every twenty-five (25) issued and unissued Class B ordinary shares, each with a par value of US$0.00000005, were consolidated into one (1) Class A ordinary share and one (1) Class B ordinary share, respectively, each with a new par value of US$0.00000125.

In accordance with the approved Share Consolidation, fractional shares were not issued, and any fractional entitlements arising from the consolidation were rounded up to the next whole share. The Share Consolidation did not affect the shareholders’ proportional ownership interests, voting rights, or any other rights attached to the Company’s ordinary shares, except for the change in par value and number of shares outstanding.

Following the Share Consolidation, the Company’s authorized share capital became US$50,000, divided into 36,000,000,000 Class A ordinary shares and 4,000,000,000 Class B ordinary shares, each with a par value of US$0.00000125, as reflected in the Company’s Fourth Amended and Restated Memorandum and Articles of Association, which became effective immediately upon the Share Consolidation.